Exhibit 99.1

Amended NI 43-101 Technical Report

Pascua-Lama Project

Region III, Chile/San Juan Province, Argentina

SRK Project Number:
2CS019.003

Prepared by:

Effective Date:
September 9, 2009

Endorsed by the following QP’s:
Christopher Elliott, MAusIMM
George Even, MAusIMM
Edward McLean, MAusIMM
Dino Pilotto, P.Eng
Cameron Scott, P.Eng
Bart Stryhas, C.P.G.

Amended NI 43-101 Technical Report

Pascua-Lama Project

Region III, Chile/San Juan Province, Argentina

Prepared for:

Silver Wheaton Corp.

Suite 3150, 666 Burrard Street

Vancouver, B.C. V6C 2X8

Canada

+1 (604) 684-9648

SRK Project Number:
2CS019.003

Prepared by:

SRK Consulting (Canada) Inc

Suite 2200, 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Canada

+1 (604) 601-4196

Effective Date:  September 9, 2009

Report Date:  September 9, 2009

Revised Signing Date:  October 28, 2009

Endorsed by the following QP’s:

Christopher Elliott, MAusIMM

George Even, MAusIMM

Edward McLean, MAusIMM

Dino Pilotto, P.Eng

Cameron Scott, P.Eng

Bart Stryhas, C.P.G.

Cover Photos:

Top: Pascua-Lama Airstrip.

Middle: View to southwest along Rio del Estrecho Valley.

Bottom: View to northeast along Rio del Estrecho Valley.

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Table of Contents

1	INTRODUCTION			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Sources of Information		1-1
	1.3	SRK Project Team		1-2
		1.3.1	Site Visits	1-3
	1.4	Effective Date		1-3
	1.5	Units of Measure		1-4
2	RELIANCE ON OTHER EXPERTS			2-1
3	PROPERTY DESCRIPTION AND LOCATION			3-1
	3.2	Mineral Tenure		3-1
		3.2.1	Titles	3-1
		3.2.2	Location of Property Boundaries	3-2
	3.3	Location of Mineralisation		3-3
	3.4	Royalties, Agreements and Encumbrances		3-4
	3.5	Environmental Liabilities and Permitting		3-4
		3.5.1	Required Permits and Status	3-4
		3.5.2	Compliance Evaluation	3-10
		3.5.3	Environmental Liability	3-11
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			4-1
	4.1	Topography, Elevation and Vegetation		4-1
	4.2	Physiography, Climate and Length of Operating Season		4-1
	4.3	Surface Rights		4-1
	4.4	Local Resources and Infrastructure		4-2
		4.4.1	Access Road and Transportation	4-2
		4.4.2	Power Supply	4-2
		4.4.3	Water Supply	4-3
		4.4.4	Buildings and Ancillary Facilities	4-3
		4.4.5	Primary Crusher, Ore Storage Bins, Cavern and Conveyor Tunnel	4-3
		4.4.6	Camp Site	4-4
		4.4.7	Tailings Storage Facility Area	4-4
		4.4.8	Waste Disposal Area	4-4
		4.4.9	Communications	4-4
		4.4.10	Manpower	4-4
5	HISTORY			5-1
	5.1	Ownership, Past Exploration and Development		5-1
		5.1.1	Surveys and Investigations	5-1
	5.2	Historic Mineral Resource and Reserve Estimates		5-4
		5.2.1	Historic Resource Estimate	5-4
		5.2.2	Historic Reserve Estimate	5-5
	5.3	Historic Production		5-5
6	GEOLOGICAL SETTING			6-1
	6.1	Regional Geology		6-1

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	6.2	Project Geology		6-1
		6.2.1	Lithology	6-1
		6.2.2	Structure	6-2
7	DEPOSIT TYPE			7-1
8	MINERALISATION			8-1
	8.1	Occurrence		8-1
	8.2	Precious Metals		8-1
	8.3	Sulphide Mineralisation		8-2
	8.4	Oxide and Sulphate Mineralisation		8-2
	8.5	Alteration		8-3
	8.6	Mineralisation and Alteration Paragenesis		8-4
		8.6.1	Gray Silica Veinlets (Barren)	8-5
		8.6.2	White Silica Veinlets	8-5
		8.6.3	Gray Silica Veinlets with Minor Pyrite	8-5
		8.6.4	Quartz-Pyrite and Dark Pyrite Veinlets	8-5
		8.6.5	Alunite and Alunite-Silica Veinlets	8-5
		8.6.6	Pyrite-Alunite Veinlets	8-5
		8.6.7	Alunite-Pyrite-Enargite Veinlets	8-5
		8.6.8	Enargite-Brassy Pyrite Veinlets	8-6
		8.6.9	Brassy Pyrite-Alunite Veinlets	8-6
		8.6.10	Pyrite-Alunite-Silver Sulphide/Silver Halide Veinlets	8-6
		8.6.11	Jarosite and Jarosite-Alunite Veinlets	8-6
9	EXPLORATION			9-1
	9.1	Barrick Exploration		9-1
	9.2	Interpretation		9-2
10	DRILLING			10-1
	10.1	Type and Extent of Drilling		10-1
		10.1.1	Procedures	10-1
	10.2	Drilling Results		10-2
		10.2.1	Interpretation	10-2
11	SAMPLING METHOD AND APPROACH			11-1
	11.1	Sampling Methods		11-1
		11.1.1	Surface Outcrop/Trench Sampling	11-1
		11.1.2	Underground Channel Sampling	11-1
		11.1.3	RC Drill Sampling	11-1
		11.1.4	Diamond Drill Core Sampling	11-1
		11.1.5	Material Density	11-2
	11.2	Factors Impacting Accuracy of Results		11-2
	11.3	Sample Quality		11-3
	11.4	Sample Parameters		11-3
	11.5	Relevant Samples		11-3
12	SAMPLE PREPARATION, ANALYSES AND SECURITY			12-1
	12.1	Sample Preparation and Assaying Methods		12-1
		12.1.1	Surface/Underground Channel and Diamond Drill Core Samples	12-1
		12.1.2	RC Samples	12-1

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	12.2	Sample Analysis		12-2
		12.2.1	Sample Security	12-2
	12.3	Interpretation		12-2
13	DATA VERIFICATION			13-1
	13.1	Quality Control Measures and Procedures		13-1
	13.2	Limitations		13-2
	13.3	SRK Conclusion		13-2
14	ADJACENT PROPERTIES			14-1
15	MINERAL PROCESSING AND METALLURGICAL TESTING			15-1
	15.1	Metallurgical Testing		15-1
		15.1.1	Testing History and Major Campaigns	15-1
	15.2	Metallurgical Samples for Testing		15-4
		15.2.1	Ore Characterisation	15-4
		15.2.2	Comminution Parameters	15-5
		15.2.3	Plant Recoveries	15-6
	15.3	Mineral Processing		15-8
		15.3.1	Basis of Operations	15-8
		15.3.2	General	15-8
		15.3.3	Primary Crushing, Conveying and Stockpile	15-8
		15.3.4	Wet Grinding and Cyclone Washing	15-9
		15.3.5	Wash CCD Thickening and Neutralisation	15-9
		15.3.6	Flotation, Thickening and Filtering	15-9
		15.3.7	Leaching and Solution Recovery	15-10
		15.3.8	Merrill Crowe Circuit	15-10
		15.3.9	Precious Metals Refinery	15-11
		15.3.10	Cyanide Destruction and Tailings Disposal	15-11
		15.3.11	Reagents	15-11
		15.3.12	Water	15-12
		15.3.13	Ancillary Facilities	15-12
		15.3.14	Tailings and Reclaim Facilities	15-12
		15.3.15	Power Supply	15-12
16	MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES			16-1
	16.1	Qualified Person of the Mineral Resource Estimate		16-1
	16.2	Introduction		16-1
	16.3	Geologic Model		16-1
	16.4	Mineral Resource Estimation		16-2
	16.5	Block Regularisation		16-6
	16.6	Density		16-6
	16.7	Resource Classification		16-6
	16.8	Metallurgical Model		16-7
	16.9	SRK’s review of the Mineral Resource Estimation		16-8
	16.10	Conversion of Mineral Resources to Mineral Reserves		16-12
		16.10.1	Metal Prices	16-12
		16.10.2	Royalties	16-13
		16.10.3	Recovery Estimates	16-13
		16.10.4	Process and Selling Costs	16-13

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		16.10.5	Revenue Assignment	16-14
		16.10.6	LoM Plan	16-14
		16.10.7	Capacity of the Tailings Storage Facility	16-15
		16.10.8	Other Considerations	16-15
	16.11	Mineral Resource and Mineral Reserve Statements		16-15
17	OTHER RELEVANT DATA AND INFORMATION			17-1
18	ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION			18-1
	18.1	Mining Method		18-1
		18.1.1	Mine Design Parameters	18-1
		18.1.2	SMU Assumptions, Bench Height, Dilution & Losses	18-1
		18.1.3	Pit Limit Analysis Results	18-1
		18.1.4	Pit Designs	18-2
	18.2	LoM Plan		18-2
		18.2.1	Phase Design	18-3
		18.2.2	Mine Production Schedule	18-3
	18.3	Mining Operations		18-6
		18.3.1	Pre-production Activities	18-6
		18.3.2	Equipment Requirements	18-6
		18.3.3	Grade Control	18-7
	18.4	Geotechnics		18-8
		18.4.1	Mining Geotechnics	18-8
		18.4.2	Structural Geology	18-8
		18.4.3	Geotechnical Model	18-9
	18.5	Primary Crusher, Ore Storage Bins, Cavern & Conveyor Tunnel		18-13
	18.6	Waste Management		18-13
		18.6.1	Waste Dump Design & Schedule	18-13
		18.6.2	Tailings Storage Facility	18-14
	18.7	Limestone and Lime Supply		18-15
		18.7.1	Introduction	18-15
		18.7.2	Potrerillo Limestone Deposit	18-15
		18.7.3	Ownership	18 15
		18.7.4	Available Limestone and Production	18-15
		18.7.5	Limestone/Lime Slurry Preparation and Transport	18-15
	18.8	Community and Social Issues		18-16
	18.9	Markets		18-17
	18.10	Contracts		18-18
	18.11	Environmental Considerations and Permitting		18-18
		18.11.1	Current Permitting Status	18-18
		18.11.2	Closure	18-19
		18.11.3	Bond Posting	18-19
		18.11.4	Remediation and Reclamation	18-20
	18.12	Taxes and Royalties		18-20
		18.12.1	Taxes	18-20
		18.12.2	Royalties	18-20
	18.13	Capital Costs		18-21

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		18.13.1	Mining	18-21
		18.13.2	Processing	18-22
	18.14	Operating Costs		18-23
		18.14.1	Mining	18-23
		18.14.2	Process Plant	18-23
		18.14.3	General and Administration Costs	18-25
	18.15	Economic Analysis		18-25
		18.15.1	Assumptions	18-25
		18.15.2	Economic Analysis	18-26
		18.15.3	Sensitivity	18-26
		18.15.4	Payback	18-27
		18.15.5	Mine Life	18-27
		18.15.6	Conclusions	18-28
19	INTERPRETATION AND CONCLUSIONS			19-1
	19.1	Analytical and Testing Data		19-1
		19.1.1	Drilling	19-1
		19.1.2	Sampling Method and Approach	19-1
		19.1.3	Sample Preparation, Analyses and Security	19-1
		19.1.4	Data Verification	19-1
	19.2	Exploration Conclusions		19-2
	19.3	Resource Model		19-2
	19.4	Mine Plan		19-2
	19.5	Geotechnics		19-2
	19.6	Primary Crusher, Ore Storage Bins, Cavern and Conveyor Tunnel		19-3
	19.7	Metallurgy and Processing		19-4
	19.8	Waste Management		19-4
		19.8.1	Waste Rock Facility	19-4
		19.8.2	Tailings Storage Facility	19-5
	19.9	Environmental		19-5
		19.9.1	Water Management	19-6
		19.9.2	Water Supply	19-7
	19.10	Risks		19-8
	19.11	Opportunities		19-9
20	RECOMMENDATIONS			20-1
	20.1	Resource Model		20-1
	20.2	Mine Plan		20-1
	20.3	Geotechnics		20-1
	20.4	Processing		20-2
	20.5	Waste Management		20-3
	20.6	Environmental		20-3
	20.7	Cost of Recommendations		20-3
21	ILLUSTRATIONS			21-1
22	REFERENCES			22-1
23	GLOSSARY			23-1
	23.1	Mineral Resources and Reserves		23-1

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		23.1.1	Mineral Resources	23-1
		23.1.2	Mineral Reserves	23-1
	23.2	Glossary		23-1
24	DATE AND SIGNATURE PAGE			24-1

List of Tables

Table 1: Pascua-Lama December 31, 2008, Mineral Resource Estimate, Exclusive of Reserves	IV
Table 2: Pascua-Lama December 31, 2008 Mineral Reserve Estimate	V
Table 3: LoM Plan (Feasibility) Production Schedule	VI
Table 4: NPV5% Sensitivity (Excl. Silver Wheaton) (US$ millions)	IX
Table 5: NPV5% Sensitivity (Incl. Silver Wheaton) (US$ millions)	IX
Table 1.3.1: SRK Project Team	1-3
Table 3.5.1.1: Required Environmental Permits - Chile	3-6
Table 3.5.1.2: Status of Environmental Permits - Chile	3-7
Table 3.5.1.3: Required Environmental Permits – Argentina	3-8
Table 3.5.1.4: Status of Environmental Permits – Argentina	3-9
Table 5.2.1.1: Pascua-Lama Historical Resources	5-4
Table 5.2.2.1: Pascua-Lama Historical Reserves	5-5
Table 8.5.1: Pascua Alteration Types and Chronology	8-4
Table 11.1.5.1: Density Values Base on Alteration Type	11-2
Table 13.1.1: QA/QC CMN Standards and Corporative Standards	13-1
Table 15.1.1.1: Metallurgical Reports on Pascua-Lama and Esperanza Ores Since 1994	15-3
Table 15.2.1: Sampling Metres and Grades Compared to Resource Drilling and Mine Plan	15-4
Table 15.2.2.1: Comminution Parameters for Pascua-Lama Grinding Circuits	15-6
Table 15.2.3.1: Pilot Plant Gold and Silver Recoveries	15-6
Table 15.2.3.2: Recovery Algorithms for Non-Refractory Ore	15-7
Table 15.2.3.3: Recovery Estimates for Refractory Ore	15-7
Table 16.4.1: Gold Estimation Parameters	16-4
Table 16.4.2: Directional Fill Parameters – Gold	16-5
Table 16.4.3: Waste Gold Grade Estimation Parameters	16-5
Table 16.4.4: Silver Grade Estimation Parameters	16-5
Table 16.6.1: Density Values	16-6
Table 16.7.1: Resource Classification Parameters	16-7

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Table 16.8.1: Metallurgical Indicator Cut-offs	16-7
Table 16.8.2: Metallurgical Estimation Parameters	16-8
Table 16.8.3: Copper Grade Estimation Parameters	16-8
Table 16.10.1.1: Assumed Metal Prices	16-12
Table 16.10.2.1: Royalty Formula	16-13
Table 16.10.4.1: Processing and Selling Costs	16-14
Table 16.10.5.1: Revenue Assignment	16-14
Table 16.11.1: Pascua-Lama December 31, 2008, Mineral Resource Estimate, Exclusive of MineralReserves	16-17
Table 16.11.2: Pascua-Lama December 31, 2008, Mineral Reserve Estimate	16-18
Table 18.2.2.1: LoM Plan (Feasibility) Production Schedule	18-5
Table 18.3.2.1: Pascua-Lama Primary Mining Fleet Requirements	18-7
Table 18.4.3.1: Selected Boreholes of Pascua-Lama	18-10
Table 18.4.3.2: Summary of UCS*	18-11
Table 18.4.3.3: Summary of Linear Mohr-Coulomb Strength Parameters*	18-11
Table 18.13.1: LoM Capital Expenditure (US$ millions)	18-21
Table 18.13.1.1: Mine Capital Expenditure (LoM) (US$ millions)	18-21
Table 18.14.1.1: Summary Mine Cost (LoM) by Function	18-23
Table 18.14.2.1: Summary Process Plant Operating Cost (LoM) by Process Area	18-24
Table 18.15.3.1: NPV5% Sensitivity (Excl. Silver Wheaton) (US$ millions)	18-27
Table 18.15.3.2: NPV5% Sensitivity (Incl. Silver Wheaton) (US$ millions)	18-27
Table 18.15.3.3: NPV Sensitivity to Discount Rate (Incl. Silver Wheaton) (US$ millions)	18-27
Table 23.2.1: Standard Acronyms and Abbreviations	23-1

List of Exhibits

Exhibit 18.1: Technical Economics – Exclusive of Silver Wheaton’s Investment	18-47
Exhibit 18.2: Technical Economics – Inclusive of Silver Wheaton’s Investment	18-48

List of Figures

Figure 1: Project Sensitivity Analysis (Excl. Silver Wheaton Investment)	XII
Figure 2: Project Sensitivity Analysis (Incl. Silver Wheaton Investment)	XIII
Figure 3-1: Pascua-Lama Location Map	3-15

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Figure 3-2: Pascua-Lama Protocol Area	3-16
Figure 3-3: General Location of the Mining Concession in Chile and Argentine Site	3-17
Figure 3-4: Royalty Areas	3-18
Figure 4-1: Pascua-Lama Physiography	4-6
Figure 6-1: Pascua–Lama Regional Geology	6-5
Figure 6-2: Pascua–Lama Surface Geology (Plan)	6-6
Figure 6-3: Pascua–Lama Surface Geology (Section)	6-7
Figure 8-1: Gold Grains (Yellow) Included in Pyrite II Grain	8-7
Figure 8-2: Pascua-Lama Surface Alteration	8-8
Figure 8-3: Alteration, Veining, and Mineralisation Paragenesis	8-9
Figure 8-4: APE Stage Paragenesis	8-10
Figure 13-1: Pulps – Original vs. Duplicate (CIMM vs. ACME) – Au - RC	13-3
Figure 13-2: Pulps – Original vs. Duplicate (CIMM vs. ACME) – Au - DDH	13-4
Figure 13-3: Thompson & Howarth Plot, Original vs Duplicate - Pulps, RC vs DDH - Au	13-5
Figure 13-4: Pulps – Original vs. Duplicate (CIMM vs. ACME) – Ag - RC	13-6
Figure 13-5: Pulps – Original vs. Duplicate (CIMM vs. ACME) – Ag - DDH	13-7
Figure 13-6: Thompson & Howarth Plot, Original vs Duplicate - Pulps, RC - Ag	13-8
Figure 15-1: Schematic Process Flow sheet	15-13
Figure 16-1: 0.4g/t Au Gold Envelope – 4690masl Elevation	16-19
Figure 16-2: 0.4g/t Gold Envelope Directional Assignments– 4690masl Elevation	16-20
Figure 16-3: 4m x 4m x 4m Block Gold Grades– 4690masl Elevation	16-21
Figure 16-4: Histogram & CDP of Au in Model Blocks & Composites within the Au Grade Shell	16-22
Figure 16-5: Histogram & CDP of Ag in Model Blocks & Composites within the Ag Grade Shell	16-23
Figure 18-1: Pascua-Lama Project Layout	18-29
Figure 18-2: Mine Planning Process	18-30
Figure 18-3: Final Whittle Pit	18-31
Figure 18-4: Final Operational Pit – Pascua-Lama	18-32
Figure 18-5: View at conclusion of pre-production period	18-33
Figure 18-6: Pascua Pit Phases - 4892 Level	18-34
Figure 18-7: Pascua Pit Phases - 4796 level	18-35
Figure 18-8: Mine Material Movement	18-36
Figure 18-9: Ag and Au Grade over LoM	18-37
Figure 18-10: Correlation between Geotechnical Parameters (RQD & FF/m)	18-38

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Figure 18-11: Definition of POF and Relationship with FOS	18-39
Figure 18-12: Zones with Different Inter Ramp Slope Angles Considered for the Final Pit	18-40
Figure 18-13: Cases of Rock Slope with Stable and Failed Conditions Distinguished	18-41
Figure 18-14: Overview of conveyor tunnel	18-42
Figure 18-15: Potrerillo Limestone Project - Location Map	18-43
Figure 18-16: Block Flow Diagram Potrerillo	18-44
Figure 18-17: Project Sensitivity Analysis (Excl. Silver Wheaton Investment)	18-45
Figure 18-18: Project Sensitivity Analysis (Incl. Silver Wheaton Investment)	18-46

List of Appendices

Appendix A
Certificates of Authors

Appendix B
Pascua-Lama Mining Concessions

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Summary

Introduction

This National Instrument (NI) 43-101 compliant Technical Report on the Pascua-Lama Project (“Pascua-Lama” or the “Project”) was prepared by SRK Consulting (Canada) Inc (“SRK”) for Silver Wheaton Corp. (“Silver Wheaton”).  This Technical Report is based in part on the unpublished Feasibility Study that was prepared by Barrick Gold Corporation (“Barrick”) and its consultants in May 2009 (Fluor Techint, 2009).

This Technical Report was prepared by the following Qualified Persons (“QP’s”):  Christopher Elliott, MAusIMM; George Even, MAusIMM; Dino Pilotto, P.Eng.; Cameron Scott, P.Eng. and Bart Stryhas, P.Geo. of SRK and Edward McLean, MAusIMM of Ausenco Services Pty. Ltd. (“Ausenco”).

SRK has amended this Technical Report at the request of Silver Wheaton to reflect changes to Tables 1, 2, 16.11.1 and 16.11.2.  The changes made to the tables now show the correct labelling of the Refractory and Non-Refractory categories.

The Project is 100% owned and managed by Barrick through its subsidiary companies Compañía Minera Nevada (“CMN”) in Chile and Barrick Exploraciones Argentina S.A. (“BEASA”) in Argentina.  The Project is currently in the pre-production phase and has not had any pervious production.

On September 8, 2008, Silver Wheaton announced an agreement with Barrick and its wholly-owned subsidiary, Barrick International Bank Corporation (“BIBC”), to buy an amount equivalent to 25% of the life-of-mine (“LoM”) silver production from the Project and to 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama.  Barrick will receive a cash deposit of US$625 million payable over three years as well as ongoing payments for each ounce of silver delivered under the agreement.

Silver Wheaton will make an immediate cash deposit of US$212.5 million and three further deposits of US$137.5 million on the first, second and third anniversaries of the closing of the transaction, which occur on or about September 22, 2009, so long as development of Pascua-Lama is continuing and certain other conditions are met.  BIBC will commence the sale of silver based on production figures from the Lagunas Norte, Pierina and Veladero mines with an effective date of September 1, 2009, and silver sales will be based on production figures from Pascua-Lama upon the later of January 1, 2014 or project completion.  Silver Wheaton will buy the silver at a purchase price equal to the prevailing market price by payment of up to US$3.90/oz in cash (subject to a 1% annual inflation adjustment starting three years after achieving project completion at Pascua-Lama) and, in the event the prevailing market price exceeds US$3.90/oz, by crediting the difference between US$3.90/oz and the market price against the deposit.  Once the deposit has been reduced to nil in this way, Silver Wheaton will purchase each additional ounce of silver at a price equal to the lesser of prevailing market prices and US$3.90.

In certain circumstances, including failure to achieve project completion and customary events of default, the agreement may be terminated.  In such an event, Barrick may be required to return to Silver Wheaton the remaining un-credited balance of the upfront cash deposit.

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Silver Wheaton Corp.	II
Pascua-Lama Project	NI 43-101 Technical Report

The Project is located on the border of Chile and Argentina, in the “Cordillera de Los Andes”, approximately 150km southeast of the town of Vallenar, Chile and approximately 300km northeast of the provincial capital city of San Juan, Argentina.

The CMN mining properties in the Chile area, are 119,262ha and the BEASA mining properties in Argentina area, are 6,888ha.

Electrical power for the Project will be provided by a 220kV overhead transmission line connected to the Chilean grid.  Prior to connection to the grid, the Project will use diesel generators.

Production is expected to commence in the fourth quarter of 2012 after a three year pre-production period.  The Project is expected to achieve full production in 2015 at a rate of 45,000t/d of ore.  This is the scenario that was modelled in the Feasibility Study (Fluor Techint, 2009) and is referred throughout this Technical Report as the LoM Plan.  Processing will have two lines treating Non-Refractory ore at 30,000t/d to produce a gold and silver doré and a third line treating Refractory ore at 15,000t/d to produce a gold/silver/copper concentrate..  Prior to completion of the concentrate circuit, all three lines will be used to process Non-Refractory ore at a rate of 45,000t/d.

The Feasibility Study was completed in May 2009 (Fluor Techint, 2009) and demonstrates that the Project is commercially viable.  Barrick subsequently completed further optimisation studies and developed an accelerated LoM plan that ramps up to 45,000t/d of Non-Refractory processing within the first full year of production.  Barrick’s Board of Directors approved this accelerated plan which is referenced in this Technical Report as the “Accelerated LoM”

This Feasibility Study forms the basis of this Technical Report and the Accelerated LoM Plan is introduced in the economic analysis.  The Accelerated LoM Plan was the basis for Silver Wheaton’s evaluation of the Project.

Geology and Exploration

The Pascua-Lama deposit is situated at the crest of the high cordillera of Region III, along the international border between Chile and Argentina and on the northern edge of a major mineralised trend known as the El Indio belt.  This trend, along which a number of major precious metal deposits are located (including the nearby Veladero mine), stretches 47km south of Pascua-Lama to the world-renowned El Indio deposit and adjacent Tambo deposit (both closed).

The geology in the region is dominated by extrusive volcanic rocks that are locally intruded by hypabyssal stocks of varying size and numerous dikes and sills.  The most recent activity in the region included deposition of the post mineralisation silicic Vallecito rhyolites south of Pascua-Lama in the vicinity of Cerro de Las Tortolas, and the Upper Pliocene Cerro de Vidrio rhyolite.

Regional structure in and around the gold deposits and prospects in the El Indio belt is dominated by northerly-trending high angle reverse faults, normal faults and fold belts oriented parallel to the major structural grain of this portion of the Andean Cordillera.  Pascua-Lama is positioned near the center of a northerly trending graben that contains nearly the entire Tertiary volcanic sequence that is distributed along the spine of the cordillera in Chile and Argentina.

Exploration in the Pascua and Lama sectors of the Project increased significantly in 1994 with Barrick’s acquisition of LAC Minerals of Canada (“LAC”).  During the 1994-1995 field season, an intensified drilling program focussed the Esperanza area.  The portal for the Alex Tunnel was established in 1996.  Drilling increased further in the 1996-97 season, when geotechnical drilling was included in the program.  Work intensified to define the resources in the Pascua sector in the fall of 1997 and continued through 2000.  Surface RC and diamond drilling continued to push east towards the Lama sector and the border with Argentina.  Underground drilling, channel sampling and geologic mapping continued in the Alex Tunnel.  In 1999, the Alex Tunnel was utilised for year-round exploration that included bulk sampling for metallurgical testing,

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Silver Wheaton Corp.	III
Pascua-Lama Project	NI 43-101 Technical Report

In the season 2005-2006, the drilling activities were initiated to define some condemnation areas and characterise the rocks for geotechnical conditions in the future mine infrastructure location.

Resource Estimation

The Mineral Resource estimates for the Project were prepared by the CMN and BEASA geology personnel together with the Barrick Technical Services Group.  SRK has carefully reviewed the resource estimation procedures and results from various sources including the following; the unpublished Pascua-Lama Feasibility Study (Fluor Techint, 2009), Resource Modeling Inc’s “Review of the Pascua-Lama Project” (RMI, 2004) and additional data from Barrick.  SRK has conducted its own validation of the resource model based on the Vulcan files provided by Barrick.  SRK has found no material problems and recognises that the resource estimation conducted by Barrick is highly sophisticated and extremely detailed for a project at this level of development.  SRK is of the opinion that the estimation strategy and methods employed meet or exceed current industry standards and the resources have been classified according to Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, December 11, 2005, guidelines.

Table 1 summarises the December 31, 2008 Mineral Resource estimate.

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Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	IV
Pascua-Lama Project	NI 43-101 Technical Report

Table 1:  Pascua-Lama December 31, 2008, Mineral Resource Estimate, Exclusive of Reserves

Open Pit- Area	Measured Resources			Indicated Resources			Resources (M) + (I)			Inferred Resources
Gold	Tonnes (M)	Grade (g/mt)	Oz (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Oz (000s)
Non-Refractory
Pascua	7.73	1.13	280.10	66.33	0.97	2,076.05	74.05	0.99	2,356.15	10.14	1.07	347.88
Penelope	0.57	2.79	51.50	6.87	2.15	475.13	7.45	2.20	526.62	0.03	2.22	2.25
Refractory
Pascua	3.00	1.57	151.33	34.11	1.46	1,598.88	37.10	1.47	1,750.21	4.73	1.60	243.13
Penelope	0.05	2.69	3.91	0.64	2.42	49.65	0.68	2.44	53.57
Sub-Total	11.34	1.34	486.84	107.95	1.21	4,199.70	119.29	1.22	4,686.54	14.90	1.24	593.25
Open Pit- Area	Measured Resources			Indicated Resources			Resources (M) + (I)			Inferred Resources
Silver	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)
Non-Refractory
Pascua	7.73	20.2	5,026.81	66.3	21.42	45,680.63	74.1	21.3	50,707.44	10.1	23.0	7,497.82
Penelope	0.57	5.2	95.03	6.9	6.45	1,425.60	7.5	6.4	1,520.63	0.1	3.4	3.39
Refractory
Pascua	3.00	36.3	3,497.73	34.1	28.99	31,791.01	37.1	29.6	35,288.74	4.7	25.6	3,895.79
Penelope	0.05	3.5	5.07	0.6	8.12	166.71	0.7	7.8	171.78
Sub-Total	11.34	23.6	8,624.63	107.9	22.78	79,063.95	119.3	22.9	87,688.58	14.9	23.8	11,397.01
Open Pit- Area	Measured Resources			Indicated Resources			Resources (M) + (I)			Inferred Resources
Copper	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)
Non-Refractory
Pascua	7.73	0.03	5.05	66.33	0.02	33.11	74.05	0.02	38.16	10.14	0.02	3.98
Penelope	0.57	0.01	0.15	6.87	0.01	1.97	7.45	0.01	2.12	0.03	0.02	0.01
Refractory
Pascua	3.00	0.22	14.77	34.11	0.17	124.11	37.10	0.17	138.88	4.73	0.06	5.99
Penelope	0.05	0.16	0.16	0.64	0.12	1.67	0.68	0.12	1.84
Sub-Total	11.34	0.08	20.14	107.95	0.07	160.86	119.29	0.07	181.00	14.90	0.03	9.98

SRK Consulting (Canada), Inc.	October 28, 2009
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Silver Wheaton Corp.	V
Pascua-Lama Project	NI 43-101 Technical Report

Table 2:  Pascua-Lama December 31, 2008 Mineral Reserve Estimate

Open Pit-Area	Proven Gold Reserves			Probable Gold Reserves			P & P Gold Reserves
Gold	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)
Non-Refractory
Pascua	21.05	1.31	887.11	242.49	1.12	8,700.72	263.54	1.13	9,587.84
Esperanza	6.69	1.89	406.17	19.54	1.41	887.68	26.23	1.53	1,293.85
Refractory
Pascua	10.62	2.30	786.90	98.17	1.92	6,050.42	108.79	1.96	6,837.32
Esperanza	0.36	4.46	51.84	0.45	2.42	34.96	0.81	3.33	86.80
Sub-total	38.72	1.71	2,132.02	360.65	1.35	15,673.78	399.37	1.39	17,805.81
Open Pit-Area	Proven Silver Reserves			Probable Silver Reserves			P & P Silver Reserves
Silver	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)
Non-Refractory
Pascua	21.05	67.3	45,521.84	242.49	58.0	452,382.99	263.54	58.8	497,904.83
Esperanza	6.69	42.1	9,052.16	19.54	32.4	20,323.05	26.23	34.8	29,375.21
Refractory
Pascua	10.62	61.3	20,921.88	98.17	53.6	169,285.44	108.79	54.4	190,207.32
Esperanza	0.36	4.1	47.95	0.45	6.1	88.77	0.81	5.2	136.71
Sub-total	38.72	60.7	75,543.83	360.65	55.4	642,080.24	399.37	55.9	717,624.07
Open Pit-Area	Proven Copper Reserves			Probable Copper Reserves			P & P Copper Reserves
Copper	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)
Non-Refractory
Pascua	21.05	0.04	16.24	242.49	0.03	160.38	263.54	0.03	176.62
Esperanza	6.69	0.01	1.47	19.54	0.01	4.31	26.22	0.01	5.78
Refractory
Pascua	10.62	0.26	61.36	98.17	0.19	404.71	108.79	0.19	466.07
Esperanza	0.36	0.07	0.57	0.45	0.05	0.46	0.81	0.06	1.02
Sub-total	38.72	0.09	79.64	360.65	0.07	569.85	399.37	0.07	649.49

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Silver Wheaton Corp.	VI
Pascua-Lama Project	NI 43-101 Technical Report

Table 3:  LoM Plan (Feasibility) Production Schedule

	value /	units /	Total	Pre-Production. . .			Production. . .
	factor	sensit.	or Avg.	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
OPEN PIT MINING
Material Movement
Preproduction Mining
Waste - Chile	-	kt	66,114		18,614	47,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Waste - Argentina	-	kt	224		224	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Preproduction Waste	-	kt	66,338	0	18,838	47,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Refractory Ore - Chile	-	kt	0	Ore Type Pre-Production Not Specified
Non Refractory Ore - Chile	-	kt	0
Preproduction Ore	-	kt	65	0	5	60	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Waste - Chile	-	kt	805,504		0	15,433	85,182	75,790	98,188	72,741	84,519	74,100	51,089	56,038	27,942	23,547	11,137	11,306	10,758	12,108	20,678	9,155	5,897	10,166	16,428	21,212	12,090	0	0	0	0
Waste - Argentina	-	kt	234,878		0	11	5,786	7,648	7,668	11,438	9,125	20,200	51,435	36,385	17,263	15,682	2,871	2,727	3,326	5,840	5,206	4,866	6,945	7,559	8,079	4,659	159	0	0	0	0
Waste - Comsur	-	kt	0		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subtotal PP+Prod Waste	-	kt	1,106,720	0	18,838	62,944	90,968	83,438	105,856	84,179	93,644	94,300	102,524	92,423	45,205	39,229	14,008	14,033	14,084	17,948	25,884	14,021	12,842	17,725	24,507	25,871	12,249	0	0	0	0

Chile
Refractory Ore	-	kt	0	Ore Type Production Not Specified
Non Refractory Ore	-	kt	0
Subtotal Chile	-	kt	285,285			504	11,967	24,587	15,314	32,876	17,804	15,986	7,875	8,289	14,387	16,414	10,468	9,976	10,658	10,982	14,480	17,699	8,217	10,145	6,807	7,194	12,656	0	0	0	0
Argentina
Refractory Ore	-	kt	0	Ore Type Production Not Specified
Non Refractory Ore	-	kt	0
Subtotal Argentina	-	kt	99,167			0	0	0	0	119	0	40	2,426	11,297	14,062	13,356	8,124	7,791	6,757	5,181	3,636	4,618	8,940	7,130	3,686	1,934	70	0	0	0	0

Total Refractory Ore	-	kt	0	Ore Type Production Not Specified
Total Non Refractory Ore	-	kt	0	Ore Type Production Not Specified
Subtotal Ore	-	kt	384,452	0	0	504	11,967	24,587	15,314	32,995	17,804	16,026	10,301	19,586	28,449	29,770	18,592	17,767	17,415	16,163	18,116	22,317	17,157	17,275	10,493	9,128	12,726	0	0	0	0
Total	-	kt	1,491,172	0	18,838	63,448	102,935	108,025	121,170	117,174	111,448	110,326	112,825	112,009	73,654	68,999	32,600	31,800	31,499	34,111	44,000	36,338	29,999	35,000	35,000	34,999	24,975	0	0	0	0
LoM strip ratio	-	wst:ore	2.88	2.71		30.64	7.60	3.39	6.91	2.55	5.26	5.88	9.95	4.72	1.59	1.32	0.75	0.79	0.81	1.11	1.43	0.63	0.75	1.03	2.34	2.83	0.96
Preprod. Strip ratio	-	wst:ore	1,020.58		3,767.60	791.67
STOCKPILES
Refractory Stockpile
Begin Inventory	-	kt	-
Refractory In	-	kt	0	Ore Type Production Not Specified
Stockpile to Mill	-	kt	115,913			0	0	0	2,760	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	3,653	0
End Inventory	-	kt	-
Refractory Mill Feed Grade							Mill Feed Grade
Copper	-%		-			0.000%	0.000%	0.000%	0.197%	0.103%	0.138%	0.134%	0.166%	0.082%	0.066%	0.134%	0.148%	0.128%	0.108%	0.086%	0.101%	0.083%	0.098%	0.105%	0.134%	0.100%	0.099%	0.069%	0.068%	0.025%
Gold	-	gpt	-			0.000	0.000	0.000	1.910	2.870	3.100	2.680	3.000	2.200	1.530	1.660	1.750	1.680	1.590	1.670	2.020	1.980	1.500	1.560	1.990	2.000	2.140	1.170	1.160	0.210
Silver	-	gpt	-			0.000	0.000	0.000	39.720	110.950	53.850	37.390	35.880	61.470	79.030	112.790	77.520	72.260	65.350	44.430	27.390	32.420	50.390	26.730	19.360	23.710	21.350	36.650	35.480	76.300
Metal in Mill Feed							Contained Metal in Mill Feed
Copper	-	kt	124	0	0	0	0	0	5	6	8	7	9	4	4	7	8	7	6	5	6	5	5	6	7	6	5	4	4	1	0
Gold	-	koz	7,103	0	0	0	0	0	169	505	546	472	528	387	269	292	308	296	280	294	356	349	264	275	350	352	377	206	204	25	0
Silver	-	koz	192,806	0	0	0	0	0	3,525	19,530	9,479	6,582	6,316	10,820	13,911	19,854	13,645	12,720	11,503	7,821	4,821	5,707	8,870	4,705	3,408	4,174	3,758	6,451	6,245	8,961	0
Non Refractory Stockpile
Begin Inventory	-	kt	-
Non Refractory In	-	kt	0	Ore Type Production Not Specified
Stockpile to Mill	-	kt	268,607			345	10,496	11,524	13,665	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	12,772	805
End Inventory	-	kt	-
Non Refractory Mill Feed Grade							Mill Feed Grade
Copper	-%		-			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Gold	-	gpt	-			1.300	1.670	1.600	1.700	1.490	1.650	1.630	1.400	1.220	1.420	1.280	1.220	1.200	1.190	1.220	1.400	1.380	1.350	1.320	1.180	1.150	1.300	0.580	0.150	0.150	0.150
Silver	-	gpt	-			44.470	82.240	103.380	87.510	101.690	59.740	62.310	28.870	73.510	101.130	120.910	72.660	62.790	48.640	32.390	17.940	19.780	28.540	21.740	19.580	14.850	6.710	21.440	85.920	89.630	89.630
Metal in Mill Feed							Contained Metal in Mill Feed
Copper	-	kt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gold	-	koz	10,689	0	0	14	564	593	747	525	581	574	493	430	500	451	430	422	419	430	493	486	475	465	415	405	458	204	53	62	4
Silver	-	koz	496,571	0	0	493	27,752	38,303	38,447	35,800	21,032	21,936	10,164	25,879	35,603	42,566	25,580	22,105	17,124	11,403	6,316	6,964	10,048	7,654	6,893	5,228	2,362	7,548	30,248	36,805	2,320
PROCESSING
Ore Received
Refractory Ore	-	kt	115,913	0	0	0	0	0	2,760	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	3,653	0
Non Refractory Ore	-	kt	268,607	0	0	345	10,496	11,524	13,665	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	12,772	805

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Silver Wheaton Corp.	VII
Pascua-Lama Project	NI 43-101 Technical Report

Mine Production and Mineral Reserve Estimate

SRK audited the Mineral Reserve estimate that was prepared by Barrick (Table 2).   SRK is of the opinion that the estimation strategy and methods employed meet or exceed current industry standards and the reserves have been classified according to CIM guidelines.   The LoM plan was based on calculations prepared in mid-2008 for the Feasibility Study and not the end of year Mineral Reserve estimate disclosed in this Technical Report.

The difference between the LoM plan and the Mineral Reserve estimate is not considered material to Silver Wheaton.

Mining commences in 2011 with pre-stripping.  The amount of pre-stripping required is 66.4Mt and this is scheduled to be mined in an 18-month period using the owner’s equipment.

The first ore is produced in late 2012.  The production phase commences in 2013.  The LoM production schedule is shown in Table 3.

The average ore plus waste mining rate is 66.0 Mt/y, comprising 18.3Mt/y of ore and 48.8Mt/y of waste.  The average overall strip ratio is 2.71:1, exclusive of the pre-production period.  The average overall strip ratio inclusive of the pre-production period is 2.88:1.

Metallurgy and Mineral Processing

The Pascua-Lama (and Esperanza) ore is extremely complex and highly variable, ranging from relatively straight forward oxide zones which are amenable to cyanide leaching, to highly altered sulphide zones containing soluble sulphate minerals with some cyanide-amenable gold/silver and some refractory gold/silver hosted in sulphides.  The majority of silver occurs in an enriched blanket of secondary mineralisation in the upper zones of the deposit with silver grades typically four to five times those of the underlying primary zones.

The deposit is hosted in a high-sulphidation hydrothermal system consisting of acidic material that requires a washing stage to remove soluble iron and copper sulphate salts that are detrimental to subsequent processing.  Ore material in the deposit is classified as two main types: Non-Refractory and Refractory, both ore types are crushed, wet ground and washed in similar circuits.  The washed Non-Refractory ore is subject to direct cyanide leaching only with pregnant solution which is recovered from the counter current decantation (“CCD”) circuit, treated in a conventional Merrill Crowe (zinc precipitation) circuit to produce gold/silver doré.  The washed Refractory ore is subject to flotation with cyanide leaching of the flotation tails.  Solution recovery and precious metal production from the leached tails is via the CCD and Merrill Crowe circuits to produce gold/silver doré.  The flotation circuit produces a final gold/silver rich concentrate of nominally 12% copper for export to smelters.

The proposed nominal plant capacity is 45,000t/d of ore, 30,000t/d for Non-Refractory ore and 15,000t/d for Refractory ore, according the following schedule:

•

Year 1, Q1: Two lines, 30,000t/d Non-Refractory ore;

•

Year 2, Q4: Three lines, 45,000t/d Non-Refractory ore; and

•

Year 3, Q3: Two lines, 30,000t/d Non-Refractory ore and one line, 15,000t/d Refractory ore.

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Waste Management

Tailings from the mill will be sent to the currently permitted 312Mt Tailings Storage Facility (“TSF”).  The TSF permit will need to be increased to 420Mt in the future, in order to accommodate the entire LoM plan requirement in the event that this mine plan is maintained over time.

Waste rock from the pit will be deposited in the primary Nevada Norte Waste Rock Facility (“WRF”).  The permit application for the Nevada Norte WRF is currently under review by the Chilean regulatory authorities.  Provision has been made for a secondary WRF in the event that geotechnical issues make the primary facility temporarily unusable.

Project Economics

An economic model was compiled by SRK based on the Accelerated LoM plan.  The model does not include taxation because that aspect is not material to Silver Wheaton.  Net annual cash flows were calculated by considering net smelter return from the payable Au, Ag and Cu metals and then deducting the operating costs, capital costs and applicable royalties.

The metal prices used in the economic analysis of the Project were as follows:

•

Gold

US$800/oz;

•

Silver

US$12.00/oz; and

•

Copper

US$2.00/lb.

The other main economic factors used in the Base Case economic analysis were:

•

Discount rate

5%;

•

Mining cost

US$1.52/t mined;

•

Processing cost

US$12.38/t of ore processed;

•

G&A cost

US$50.754 million per year;

•

Working capital

20% of total operating costs per year;

•

Nominal 2009 dollars, and

•

No inflation.

Based on the assumptions described previously, the economic analysis shows an economically viable project.  However, the results could change considerably if the metal prices fall from their present levels.  SRK has no opinion on the future metal prices.

The economic model for the Project (exclusive of the Silver Wheaton investment) yields an NPV5% of US$1,826 million.

The NPV sensitivity to metal prices, operating costs and capital costs is presented in Table 4.  A graphical presentation of the results is shown in Figure 1.  The results of the sensitivity analysis show that variation in gold and silver prices has the greatest impact on the NPV5% results.  Variation in copper price has almost no impact as the value of copper contributes only 10% of the total revenue.  Variation in operating costs has greater impact than an equivalent percentage variation in capital expenditure due to the relatively long life of the Project.  A 20% increase in operating costs causes a 51% decrease in NPV5% whereas a 20% increase in capital expenditure causes a 32% decrease in NPV5%.

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Table 4:  NPV5% Sensitivity (Excl. Silver Wheaton) (US$ millions)

NPV Sensitivity	-20%	-10%	Base Case	+10%	+ 20%
Metal Prices
Gold price	643	1,235	1,826	2,417	3,009
Silver price	1,086	1,456	1,826	2,196	2,566
Copper price	1,789	1,807	1,826	1,845	1,863

Costs
Operating Cost	2,778	2,302	1,826	1,350	874
Capital Cost	2,427	2,126	1,826	1,526	1,226

The Project model was varied by including the Silver Wheaton’s investment.  This analysis shows that Silver Wheaton’s investment slightly improves the economics of the Project.

The economic model for the Project (inclusive of the Silver Wheaton investment) yields an NPV5% of US$1,812 million.

The NPV sensitivity to metal prices, operating costs and capital costs is presented in Table 5.  A graphical presentation of the results is shown in Figure 2.  The results of the sensitivity analysis show that variation in gold and silver prices has the greatest impact on the NPV5% results.  Variation in copper price has almost no impact as the value of copper contributes only 10% of the total revenue.  Variation in operating costs has greater impact than an equivalent percentage variation in capital expenditure due to the relatively long life of the Project.  A 20% increase in operating costs causes a 52% decrease in NPV5% whereas a 20% increase in capital expenditure causes a 33% decrease in NPV5%.  This demonstrates that the Silver Wheaton investment has a neutral impact on the sensitivity of the Project economics.

Table 5:  NPV5% Sensitivity (Incl. Silver Wheaton) (US$ millions)

NPV Sensitivity	-20%	-10%	Base Case	+10%	+ 20%
Metal Prices
Gold price	629	1,221	1,812	2,403	2,995
Silver price	1,257	1,535	1,812	2,090	2,367
Copper price	1,775	1,793	1,812	1,831	1,849

Costs
Operating Cost	2,764	2,288	1,812	1,336	860
Capital Cost	2,413	2,112	1,812	1,512	1,212

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Silver Wheaton Corp.	X
Pascua-Lama Project	NI 43-101 Technical Report

Conclusions

The conclusions of note are:

•

The Pascua-Lama deposit, encompassing both the Pascua zone and the Esperanza zone, represents a significant ore reserve.  The detail in the resource model provides a good level of confidence in the reserve estimate;

•

The Silver Wheaton investment has a neutral impact on the economics of the Project;

•

Ongoing monitoring and analysis will be required to optimise the pit slopes and minimise the risk of failure;

•

The TSF is currently permitted for a capacity of 312Mt.  The TSF permit will need to be increased to 420Mt in order to accommodate the entire LoM plan requirement;

•

Tailings from the mill will be sent to the currently permitted 312Mt TSF.  The TSF permit will need to be increased to 420Mt in order to accommodate the entire LoM plan requirement; and

•

Waste rock from the pit will be deposited in the primary WRF.  The permit application for this facility is currently under review by the Chilean regulatory authorities.  Provision has been made for a secondary WRF in the event that geotechnical issues make the primary facility temporarily unusable.

The key Project risks are:

•

The permit to develop the primary WRF has not yet been issued by the Chilean regulatory authorities.  As a result, changes to the design and development of the WRF may be required.  If this eventuates, there will be cost implications in relation to waste rock dumping;

•

Geotechnical issues may make the primary WSF temporarily unusable.  If this eventuates, there will be cost implications in relation to waste rock dumping;

•

Several environmental permits ore approvals have not yet been granted by the Chilean regulatory authorities.  There is a possibility that the authorities may require design changes that could lead to either project start-up delays or design changes;

•

Although water permits have been obtained for the Chilean and Argentinean areas, there remains a possibility that water shortage may eventuate, based on historical records; and

•

The geotechnical database, including borehole logging and rock mass characterisation studies is insufficient for the proposed pit design.

These risks are not material to Silver Wheaton’s interest in the Project.

The most important opportunities through which to improve the Project are:

•

Increase the permitted capacity of the TSF beyond 420Mt in order to provide additional opportunities for increasing the size of the open pit;

•

Optimisation of the stockpiling capacity to reduce the amount of low grade material that is not delivered to the processing plant; and

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•

Conversion of resources to reserves from the other mineralised zones in the Project area.  This will require a commensurate increase in the capacity of the TSF.

Recommendations

•

A plan should be developed to address the impact of possible slumping of the WSF.  The cost for developing the plan and the associated studies is estimated to be US$200,000;

•

Carry out detailed water modelling and forecasting of water usage requirements.  The cost for this work is estimated to be US$500,000;

•

Carry out additional geotechnical studies to supplement the existing geotechnical database.  The cost for this work is estimated to be US$1,000,000; and

•

Additional studies are required to improve the recovery estimates and other production aspects in the processing plant.  The cost for this work is estimated to be US$1,200,000.

The majority of these studies have already been identified and, in some cases, initiated by Barrick.

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Pascua-Lama Project	NI 43-101 Technical Report

NPV 5% Sensitivities
Without Silver Wheaton Investment
NPV ($000s)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
-20%
-10%
Base
10%
20%
Gold Price
Silver Price
Copper Price
Capital Costs
Operating Costs
Operating Costs
Capital Costs
Copper Price
Silver Price
Gold Price
Gold Price
Silver Price
Copper Price
Operating Costs
Capital Costs

| SRK Consulting<br>Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | NPV Sensitivity (Excl. Silver Wheaton) (US$ millions) | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 1.doc | | Date: 09/09/09 | Approved: CE | Figure: 1 |

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Pascua-Lama Project	NI 43-101 Technical Report

NPV 5% Sensitivities
With Silver Wheaton Investment
3,500
3,000
2,500
2,000
1,500
1,000
500
-
NPV ($000s)
-20%
-10%
Base
10%
20%
Gold Price
Silver Price
Copper Price
Capital Costs
Operating Costs

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | NPV Sensitivity (Incl. Silver Wheaton) (US$ millions) | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 2.doc | | Date: 09/09/09 | Approved: CE | Figure: 2 |

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Pascua-Lama Project	NI 43-101 Technical Report

Introduction

SRK was commissioned by Silver Wheaton on July 31, 2009, to prepare a National Instrument (NI) 43-101 compliant Technical Report on the Pascua-Lama Project (“Pascua-Lama” or the “Project”) owned and managed by Barrick Gold Corporation (“Barrick”) through its subsidiaries Compañía Minera Nevada (“CMN”) in Chile and Barrick Exploraciones Argentina S.A. (“BEASA”) in Argentina, located in the Frontera District in Chile’s Region III and the San Juan Province, Argentina.

This Technical Report has been prepared for Silver Wheaton Corp. (“Silver Wheaton”), who has purchased 25% of the life-of-mine (“LoM”) silver production from the Project as described in its September 8, 2009 News Release (Silver Wheaton, 2009).

SRK has amended this Technical Report at the request of Silver Wheaton to reflect changes to Tables 1, 2, 16.11.1 and 16.11.2.  The changes made to the tables now show the correct labelling of the Refractory and Non-Refractory categories.

1.1

Terms of Reference and Purpose of the Report

The requirement for this Technical Report was triggered by the announcement of a new financial arrangement between Silver Wheaton and Barrick and the first time disclosure of Pascua-Lama resources and reserves by Silver Wheaton.

Silver Wheaton has an agreement with Barrick to acquire an amount equivalent to 25% of the silver production for the life of the Pascua-Lama Mine.  Barrick will receive a cash deposit of US$625 million payable over three years as well as ongoing payments for each ounce of silver delivered under the agreement.  Silver Wheaton will buy the silver at a purchase price equal to the prevailing market price by payment of up to US$3.90/oz in cash (subject to a 1% annual inflation adjustment starting three years after achieving project completion at Pascua-Lama) and, in the event the prevailing market price exceeds US$3.90/oz, by crediting the difference between US$3.90/oz and the market price against the deposit.  Once the deposit has been reduced to nil in this way, Silver Wheaton will purchase each additional ounce of silver a price equal to the lesser of prevailing market prices and US$3.90.

This Technical Report is intended to provide Silver Wheaton with an independent Technical Report that follows existing regulations in Canada.  This Technical Report has been prepared in accordance with the requirements of NI 43-101 and conforms to Form 43-101F1.

Resource and Reserve definitions are as set forth in the Appendix to Companion Policy 43-101 CP, Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, December 11, 2005, (“CIM’).

1.2

Sources of Information

This Technical Report and SRK’s opinion contained herein rely primarily upon information provided to SRK by Silver Wheaton, Barrick and its consultants throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing.  The information provided to SRK was in the form of various internal reports and personal communications with Silver Wheaton and Barrick personnel and has been taken in good faith by SRK.  Studies and additional references for this Technical Report are listed in Section 22.  SRK has reviewed and verified the available project data and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

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The following two reports contained a significant amount of the information used in the preparation of this Technical Report:

•

Fluor Techint (2009), unpublished Feasibility Study, Pascua-Lama Project, Sections 3-8, 10, 12, 14-18 and 20, May, 2009; and

•

CMN (2009), CMN Technical Service Group, Corporative Technical Service Group, unpublished Technical Report, Pascua-Lama Project, Region III, Chile, San Juan Province, Argentina, February 2009.

This Technical Report also incorporates certain updates to the foregoing reports, which are in the process of being updated to including a number of proposed enhancements for the Project.  These enhancements, which are reflected in the economic assumptions used in this Technical Report, include:

•

Optimising mine and process plant production plans;

•

Optimising lime and limestone supply and delivery, including the development of Barrick´s Potrerillos limestone property in Chile;

•

Increasing the capacity of the tailings storage facility (“TSF”) to 420Mt; and

•

Finalising the report required to be submitted to the authorities in Argentina in accordance with its Mining Investment Law which report also serves as the basis of fiscal stability in Argentina.

Barrick has completed further optimisation studies and developed an accelerated LoM plan that ramps up to 45,000t/d of Non-Refractory processing within the first full year of production.  Barrick’s Board of Directors approved this accelerated plan which is referenced in this Technical Report as the “Accelerated LoM”

This Feasibility Study forms the basis of this Technical Report and the basic LoM Plan (Feasibility).  The Accelerated LoM Plan is introduced in the economic analysis.  The Accelerated LoM Plan was the basis for Silver Wheaton’s evaluation of Pascua-Lama.

This Technical Report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages.  Such calculations inherently involve a degree of rounding and consequently introduce a margin of error.  Where these occur, SRK does not consider them to be material.

Although information provided by Barrick, its affiliates, personnel and consultants has been used in the preparation of this Technical Report, neither Barrick, its affiliates, nor any of their respective personnel or consultants accepts any responsibility for the contents of this Technical Report or the opinions contained herein.

1.3

SRK Project Team

This Technical Report has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group’s offices in Vancouver, Saskatoon, Denver and Santiago.  These consultants are specialists in the fields of geology, exploration, mineral resource and ore reserve estimation and classification, open pit mining, mineral processing, waste management and mineral economics.

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Neither SRK nor any of its employees and associates employed in the preparation of this Technical Report has any beneficial interest in Silver Wheaton it subsidiaries or JV partners.  SRK will be paid a fee for this work in accordance with normal professional consulting practice.

Table 1.3.1 presents the individuals who have provided input to this Technical Report.

Table 1.3.1:  SRK Project Team

Team Member	Responsibility
Christopher Elliott	Project Management
George Even	QA/QC and Rock Mechanics
Alvaro Huerta	Tailings Storage Facility
John Hughes	Underground Development & Infrastructure
Ernesto Jaramillo	QA/QC
Sandra Linero	Waste Rock Facility
Edward McLean	Metallurgy & Processing
Nick Michael	Economics
Alejandro Palma	Project Management (Santiago)
Dino Pilotto	Reserve Estimate and Mine Engineering
Cameron Scott	Waste Management
Bart Stryhas	Resource Estimate and Data Verification
Maria Ines Vidal	Environmental

The Certificate of Author forms are provided in Appendix A.

1.3.1

Site Visits

Qualified Persons Chris Elliott, George Even, Ernesto Jaramillo, Dino Pilotto and Cameron Scott visited the property and the Project office in La Serena on August 11, 2009.  Particular emphasis was on the proposed open pit mining areas and waste dump location.

The SRK site visit team also met with Barrick technical personnel in Santiago on August 7, 11, and 13, 2009.

During this time, time Mr. Jaramillo confirmed the site data, including access, drilling and sampling methods and drill hole locations, and examined geology, alteration and mineralisation in field outcrops and drill core.

Mr. Even made an additional visit to the Project office in La Serena on September 2 and 3, 2009 to confirm the site data, drilling and sampling methods and Quality Assurance/Quality Control (“QA/QC”) of the geochemical analyses.

1.4

Effective Date

The effective date of the Mineral Resource estimate is December 31, 2008.

The effective date of the Mineral Reserve estimate is December 31, 2008.

The effective date of this Technical Report is September 9, 2009.

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1.5

Units of Measure

All measurements in this Technical Report are metric and currency is expressed in United States dollars (US$), unless otherwise stated.

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Reliance on Other Experts

SRK has not independently verified the legal status or ownership of the mineral rights in the Project area or underlying property agreements, but has relied on legal opinion supplied to Silver Wheaton for this information.

SRK has not independently verified the surface rights, road access and permits and has relied on legal opinion supplied to Silver Wheaton for this information.

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Property Description and Location

3.1

Property Description and Location

The Pascua-Lama property straddles the Chilean-Argentine border in the “Cordillera de Los Andes” (Figure 3-1).  The property is located at approximately 29° 19.0’S and 70° 01.0’ W.  The Pascua portion of the deposit, which contains the majority of the gold/silver mineralisation (over 80% of the mineralisation), is situated on the Chilean side of the border in Region III, approximately 150km southeast of the town of Vallenar.  The Lama portion of the property is located within the Province of San Juan, Argentina, 300km northeast of the provincial capital city of San Juan.

The entire Project is under the protection and terms of the Mining Integration and Complementation Treaty executed between Chile and Argentina and a Regulatory Specific Protocol for the Pascua-Lama Project that sets forth a Protocol Area (Figure 3-2).  Certain facilitation rules are applicable inside the Protocol Area.  For example, as a general principle, movement of people and goods across the international border but within (inside) the Protocol Area, in principle have no customs, tax or immigration effects under certain conditions.  The Treaty was designed for facilitating mining ventures located along the border so that they could be developed, despite the fact that Argentina and Chile have different regulations.

The Pascua-Lama property consists of various mineral and exploration concessions granted by the Republic of Chile to CMN, Barrick’s wholly owned Chilean subsidiary and by the Republic of Argentina to BEASA, Barrick’s wholly owned Argentinean subsidiary (Figure 3-3).

The CMN mining properties in the Chile area, are 119,262ha and the BEASA mining properties in Argentina area, are 6,888ha.

3.2

Mineral Tenure

The Exploitation and Exploration Mining Concession in both countries are shown in Figure 3-3.

The current status of the Chilean mining concessions is shown in Appendix B.  CMN have two types of exploitation concessions.  The first includes all concessions inside the protocol area and the second includes all concession outside the protocol area.  CMN also has fully constituted mining rights in the Project area.

CMN has exploration mining concessions in and around the Project.  Appendix B also shows all exploration concessions in and outside the protocol area, including concessions along the greater part of the route of the power transmission line that forms part of the Project.

The current status of the Argentinean mining concessions included in the Project site is fully constituted by BEASA and Exploraciones Minera Argentina S.A. (“EMASA”).  Appendix B shows the current status for all Mining concession in Argentina.

3.2.1

Titles

Barrick, through its wholly owned subsidiary CMN, owns the surface property and the legal concessions for mineral exploration and exploitation of the Project in Chile.  The mineral concessions have not been independently reviewed and verified by SRK.  SRK have relied upon legal opinion supplied to Silver Wheaton for this information.

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Barrick, through its wholly owned subsidiary BEASA (including EMASA), owns: (i) 90% of the surface property and (ii) 100% of the Argentine legal concessions for mineral exploration and exploitation of the Project in Argentina.  The Land Title and registration of mines and minerals has been detailed in a report by Argentine counsel.

The remaining 10% of the surface property is owned in two equal shares by descendents of a local landowner (Esteban Villanueva).

3.2.2

Location of Property Boundaries

The Project is to be constructed on the international boundary between Chile and Argentina with operational activities occurring in both jurisdictions.  The corners of the lease boundaries in both countries are marked with a “monument” comprising a cement base, steel pole and a tag that lists the relevant leaseholder information.

The mining property is subject to different legislation in both countries.

In Chile, the government is vested with the absolute, exclusive and inalienable right to minerals.  Private persons may obtain the right to explore for and exploit minerals through mining concessions, which are granted in a judicial proceeding.  An exploration concession, subject to the payment of annual fees, is valid for two years, renewable for an additional two years with respect to half the area of the original concession.  An exploitation concession is valid indefinitely, subject to the payment of annual fees.  There are no work commitments.

CMN has fully constituted mining rights in and around the Project area.

CMN has obtained exploration concessions along the majority of the route of the power line that forms part of the Project.

In Chile, ownership of a mining concession does not include ownership of the surface estate.  However, the Mining Code grants the owner of the mining concession the right to occupy the surface property (by means of the corresponding easement), subject to the payment of reasonable compensation to the surface owner.  This compensation may be agreed between the parties or either defined in a judicial procedure.  These easements are established for a particular purpose (occupation and rights of way) and terminate once the activities that originate said easements have ceased.

CMN owns all the surface property in and around the Project.  This property was purchased for locating mine facilities and to acquire water rights.

CMN has been granted several rights-of-way for the construction of the projected power line; the remaining necessary rights-of-way are pending but they are expected to be granted within the normal course of business.

In Argentina, the mining rights, consisting of 22 mines for the Project, are owned by BEASA and EMASA.  Appendix B shows the identification data for each of the mines, their area (in hectares) and the corresponding registration with the Mining Department for the Province of San Juan.

Conditions for maintaining title of mines are provided in the Argentina Republic Mining Code through three compulsory conditions.  These conditions are fixed capital investments, canon payments and mine activity which are described below.  In addition, the Argentine Mining Code sets forth (among other things) the environmental evaluation process for mining projects.

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The Investment Plan has been submitted and is in compliance in relation to all the mines with the Project.  The capital investment, in accordance with the provisions of the Mining Code and based on the declarations made in each of the administrative files, in relation to the properties that make up the Project on the Argentine side amounts in Argentine Pesos (ARS$) to ARS$20,993,970.

Canon payments are paid annually in the amount of ARS$53,600 and ARS$5,360 Argentine pesos for the BEASA and EMA mines, respectively.  All canon payments have been made to date.

Pursuant to Article 225 of the Mining Code, when a mine has been inactive for more than four years, the mining authority may call for the submittal of a project to either activate or reactivate this mine.  The decision must be given within six months of the request.  A mine is considered to be inactive if no regular exploration, preparation or production works have been conducted in at least a four-year period referred to in Article 225.

In Argentina, the Mining Code grants the mining concession owner broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipe lines, etc., subject to payment of reasonable compensation to the surface owner.

According to the Argentine Mining Code, easements are granted even before the amount of indemnification to the surface owner is determined as long as a bond/guarantee is established, while the amount is being calculated.  Easements are established for particular purposes and are accessory to the mining right to which they refer; therefore, they terminate with such mining right.

Owners of mining easements are obligated to permit other mining property owners to benefit from their easement to the extent that it does not prejudice their own exploitation, and they participate in the easement maintenance costs.

BEASA has the right to obtain rights-of-way to facilitate development of the mining rights.  The Argentine mining law includes a provision for the compensation to the surface rights holder for damages caused to the holder’s property through development of the right-of-way required to develop mining activities.  BEASA has requested the rights-of-way or easements for:

(i)

an access road into the site;

(ii)

for mining facilities for the location of the Project;

(iii)

two aqueducts;

(iv)

a camp, warehouse and road in the Tudcúm Area, necessary for the construction of the logistics center providing access to the mine road leading to the Project, and;

(v)

a power transmission line.

Accordingly, either by virtue of BEASA’s ownership of the Campo de las Taguas, or under the rights granted by the Mining Law, it is almost certain that BEASA will be able to obtain the rights to use the surface property required to develop the Project.

3.3

Location of Mineralisation

The Pascua-Lama deposit is situated in the major mineralised trend known as the El Indio belt in the high cordillera of Region III, along the international border between Chile and Argentina.

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The trend hosts several gold prospects and gold mines.  Approximately 47km to the south of the Project are the El Indio Mine and the Tambo Mine (both closed), and a number of prospects such as El Carmen and Sancarron that have small mineralised zones.  The Veladero Gold Mine, 90% owned and 100% operated by Barrick, is in production and located approximately 10km SE of the Project.  Approximately 50km to the north are several smaller gold prospects, such as El Encierro and Valeriano that do not have significant mineralisation.

3.4

Royalties, Agreements and Encumbrances

In Argentina, the properties are subject to various royalties payable to the previous owners and the Province of San Juan.  The legal mandatory royalty collectable by the Province of San Juan is always applicable when the mine is in production.  Royalties payable to previous owners are not mandatory and are derived from a private agreement between the current mine operator and previous owners, as part of a purchase agreement.

The legal royalty chargeable by the Province of San Juan is 3% less eligible operating costs.

In Chile, the NSR royalty (which is applicable only to gold and copper) varies with the price of gold from a minimum rate of 1.47% (at the modeled gold price of US$800/oz the rate is 9.80%).

Royalties applied to the revenue calculation (according to the origin of the ore) are described in Section 16.10.2.

3.5

Environmental Liabilities and Permitting

3.5.1

Required Permits and Status

The work and operations for this Project will be completed both in Chile (Region III-Atacama) and in Argentina (Province of San Juan).

The facilities for the development of this Project in both countries are established in the Specific Additional Protocol to the Mining Integration and Complementarity Treaty between the Republic of Argentina and the Republic of Chile for the Mining Project Pascua Lama signed by Chile and Argentina.  The Treaty was designed for facilitating mining ventures located along the border so that they could be developed, despite the fact that Argentina and Chile have different regulations.

In Chile, the Project will be undertaken by CMN, whereas in Argentina the Project will be developed by BEASA.

The Project submitted Environmental Impact Studies (“EIS”) for the environmental assessment of the Project in each country, thus providing an opportunity for the authorities and the community to express their opinion with respect to the Project’s environmental implications.

In Argentina, the EIS for the Project was submitted twice to the environmental assessment process for mining projects in the Province of San Juan.  This was done for the first time in August 2000 through an Environmental Impact Report (“EIR”), pursuant to the provisions in articles III, IV, and VI, Law 24,585 on Environmental Protection for Mining Activities, where the original project design was assessed.  The second time, the process attained an unprecedented technical detail and citizen participation level, becoming a landmark in environmental assessment in Argentina.  The EIR was approved by the Argentinean authority in 2006.

In Chile, Environmental Impact Assessment System (Sistema de Evaluación de Impacto Ambiental - SEIA) was submitted twice through the presentation of an EIS established through Law No.19,300, National General Environmental Law (first time in 2000).  In 2001, Barrick obtained the environmental approval to move ahead with the Project according to its original design, which was amended through Exempt Resolution No. 059 of July 3, 2001 (hereinafter RCA No. 039/2001).

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At the end of 2004, Barrick re-submitted the Project to the SEIA in order to obtain environmental approval for certain modifications introduced as a result of a design review and optimisation process.  This second assessment process was concluded in February 2006 with the approval issued by the Regional Commission for the Environment - Region of Atacama through Environmental Qualification Resolution No. 24/06.

During both processes, environmental commitments were established, and the required sectoral environmental permits to be complied with by the Project were stated.

Environmental Permits in Chile

The environmental permits required for the Chilean portion of the Project are listed in Table 3.5.1.1.  The status of these permits is presented in Table 3.5.1.2.

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Table 3.5.1.1:  Required Environmental Permits - Chile

Permit/Institution	Description	Legal Reference
RCA (Environmental Qualification Resolution)/CONAMA Region of Atacama	Grants environmental authorisation for operation to mining projects with more than 5,000t/d.	• Law 19,300/94, National General Environmental Regulations, • D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 2, letter d) and art. 3, letter i)
Waste Dump Permit/SERNAGEOMIN	It grants authorisation for waste dump installation	• D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 88 • D.S No. 132/02 Mining Safety Regulation, art. 338
Mining Exploitation Method/SERNAGEOMIN	It grants authorisation for mining method	• D.S 72 of 1985 amended by D.S 132 /02 Mining Safety Regulation. Art. 21
Sanitary Authorisation for mine workings with groundwater presence	It grants authorisation for mine workings at sites with groundwater seepage on private land or at those locations where exploitation may affect the natural water flow or quality.	• D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 92. • D.S No. 725 , Health Code, article 74
Sanitary Authorisation for sewage water disposal/Health Service	It grants authorisation for the construction, modification, and expansion of any particular public works designed for evacuation, treatment, or final disposal of sewage water.	• D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 91 • DFL 725/67, Health Code, letter b)
Sanitary Authorisation for industrial and domestic sewage water disposal/Health Service

It grants authorisation for the construction, modification, and expansion of any waste treatment plant or for the installation of a facility designed for waste storage, selection, industrialisation, trading, or final disposal

•

D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 93

•

DFL 725/67, Health Code, articles 79 and 80.

•

D.S.No.148/03, Health Regulation for Hazardous Waste

Industrial Qualification or Sanitary Permit / Health Service	It grants qualification for hazardous, unhealthy, or contaminant, disrupting, or harmless to industrial or storage sites.	• D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 94. • D.S. No. 47/92 General Ordinance on Land Development and Constructions, art. 4.12.2.
Land Use Change/Ministry of Housing and Land Development	It grants permission for subdividing rural land for industrial activity	• D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 94. • DFL No. 458/75, General Law on Land Development and Constructions, art. 55.
Hydraulic Works Construction /Dirección General de Aguas	It grants permission for the construction of hydraulic works pursuant to the Water Code	• D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 101. • DFL No. 1.122, Water Code, art. 294.
Water Rights/Dirección General de Agua	It grants permission for the transfer of water use rights	• DFL No. 1.122, Water Code, art. 294. Art. 163
Excavations of an archaeological, anthropological, or paleontological nature or type/Ministry of Education	It grants permission to carry out excavations in areas of the Project that have an archaeological, anthropological or paleontological nature

•

D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 76

•

Law 17.288. National Monument Law

•

D.S 484/90 Regulation on Archaeological, Anthropological and Paleontological excavations and/or Prospecting

Borrow material	It grants permission for the extraction of gravel and sand from river and stream channels.	• Law No. 11402. • D.S. No. 30/97, amended by D.S. No. 95/02 – Environmental Impact Assessment System Regulation, art 89
Closure Plan	Submission of mine facility Closure Plan with an update every 5 years.	• D.S. No. 132/02; Mining Safety Regulation, art. 22,23 and Title X.

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Table 3.5.1.2:  Status of Environmental Permits - Chile

Permit-Authorisation	Status
Environmental license	Obtained through RCA – 024/2006
Authorisation for Botadero Norte Waste Dump	Permit submitted to the authority (SERNAGEOMIN), in June 08. Currently in process of evaluation
Tunnel Waste Dump Authorisation	Documentation under development
Miming Method	Permit submitted to the authority (SERNAGEOMIN), in September 02. Currently in process of evaluation
Sanitary Authorisation for sewage water: • Permanent Camp Sewage Water Treatment System • Control Station Access Protocol Sewage Water Treatment System	Granted

•

Mine Area Sewage Water Treatment System

•

La Olla Sewage Water Treatment System

•

La Frontera Residual Sewage Water Treatment System

•

Liquid Industrial Waste Treatment Systems (ARD Plant - Health)

•

Liquid Industrial Waste Treatment System Operation (ARD Plant)

All Documentation under development
•
Sanitary authorisation for waste storage and disposal:	Granted

•

Transportation and disposal outside of the site of hazardous waste

•

Temporary hazardous storage San Felix and camp area

•

Non-Hazardous Waste Storage Site  Barriales Camp  Project

•

Hazardous Waste Storage Site Barriales Camp Project

In process of evaluation by the authorities

•

Permanent Camp Landfill Project

•

Permanent Camp Incinerator Construction

•

Permanent Camp Landfill Operation

•

Non-Hazardous Waste Storage Site Operation Barriales Camp

•

Incinerator Operation Permanent Camp

•

Hazardous Waste Storage Site Operation Barriales Camp

Documentation under development
• Land Use Change/Ministry of Housing and Land Development	Granted
DGA Permits: • Channel Modification due to Water Management System • Water Rights Water Management System	Granted

•

Channel Modification Access Road Channels

•

Regularisation of channel and river interventions, Tres Quebradas area

•

Construction of Estrecho River Intake

•

Hydraulic Works (2 Storage Ponds 200,000m3) Water Management System

•

Water Rights: transfer of water use rights to different intake points (Bocatoma Barriales, Bocamota Estrecho, Bocatoma Acopio de Mineral, storage pond access rehabilitation work).

Under evaluation by the authorities
Closure Plan	Under evaluation by the authorities

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Environmental Permits in Argentina

The environmental permits required for the Argentinean portion of the Project are listed in Table 3.5.1.3.  The status of these permits is presented in Table 3.5.1.4.

Table 3.5.1.3:  Required Environmental Permits – Argentina

Permit/Institution	Description	Legal Reference
Environmental License(EIS)/Under-Secretariat of Environmental Policy	It grants Environmental Authorisation for the Project	Mining Code Law 24585. Environmental Protection for Mining Activity. Art. 5
EIR (Environmental Impact Report) Update

It approves the updating of the Project EIS. This updating must be submitted every two years and must contain the results of the environmental actions carried out and any new events that may have occurred

Mining Code. Complementary Title, Section Two Art. 11
Hydraulic Works Authorisation

It grants authorisation for :

•

Surface water intake and diversion;

•

Placement, introduction, or discharge of substances into surface water, inasmuch as such action affects the condition or quality of the water or resulting runoff;

•

The placement and introduction of substances into groundwater

•

Groundwater intake, elevation, and conveyance on the ground as well as groundwater diversion

Provincial Law 4392. Water Code. Art. 23
Water Concession	It grants water rights for mining use and camp supply.	Provincial Law 4392. Water Code. Art. 23
Solid Waste Statement	Sworn statement indicating nature and quantity of waste, origin and transfer, and any treatment or removal processes.	Law 25612. Solid waste management and service activities. Art. 12. Provincial Law 7375/03
Temporary Solid Industrial Waste Storage Plant Authorisation	Grants temporary waste disposal areas.	Law 25612. Solid waste management and service activities. Art. 31
Hazardous Waste	Environmental qualification for the authorisation of activities generating or operating with hazardous waste	National Law 24051, Hazardous waste. Art. 7. Provincial Law 6665/95 and 7802/07.
Hazardous Waste Generation	Registration with the National Registry of Hazardous Waste Generators and Operators	Law 24051, Hazardous waste. Art. 15 Provincial Law 6665/95 and 7802/07.
Tailings Dam Permit	Authorisation for tailings dam construction and operation, y obras accesorias como canales de desvíos de los Arroyos Turbio y Canito.	Provincial law 4392. Water Code
Sewage Water Treatment Plant Construction	It grants sanitary authorisation for the construction of work designed to the use or treatment of water for a population, a household, a workplace or an amenity facility.	Provincial Law 2553-Health Code. Art. 7
Sewage Permit	It grants sanitary authorisation to construct, repair, or modify a public or private sewer or sewerage service	Provincial Law 2553-Health Code. Art. 10
Health Care Facility Operation Permit	It grants authorisation for the installation or operation of a health care facility	Provincial Law 2553-Health Code. Art. 112
Effluent Discharge Permit	It authorises effluent discharge.	Law 5,824. Preservation of Resources San Juan, Provincial Decree No. 638/1989 and amending Provincial Decree No. 2107/06 Law 4392. Water Code
Registration with the Registry of Fuel Distribution Outlets	It grants authorisation for the authorisation and operation of the fuel plant	Resolution No. 1102/04 of the Secretariat of Energy. Art. 11

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Table 3.5.1.4:  Status of Environmental Permits – Argentina

Permit-Authorisation	Resolution/File
Pascua-Lama Mining Project Environmental License Mining Department of the Province of San Juan	Res. 0121- SEM of December 4, 2006. 520-0762-B-97
First Mining Project EIR Update	In process of evaluation by authorities
Exploration Project Environmental Authorisation	Res. 282-HCM-05 of December 28, 2005.
Tailings Dam Authorisation for 320Mt

Res. 143 of September 2, 2008, of the Ministerial State Secretariat of the province of San Juan.

Res. 734-DH-08, Augusto 13, 2008, Hydraulic department

Res. 192 August 15, 2008, Energy Resources Department

Sanitary authorisation for Water Supply, for Operation Phase:

•

Campamento Lama Los Amarillos Sewerage System

•

Los Amarillos Camp Potable Water Plant

•

Potable Water Quality Certificate for Lama Los Amarillos Camp

•

SSP Potable Water Plant – Processing Plant

•

Potable Water Plant System - Processing Plant

•

Sewerage system for the Domestic Effluent Treatment Plant for the processing plant

•

Garita Protocolo Lama Sewerage System

•

Tudcúm Deposit Sewerage System

Operative Permits, so documents are going to be prepare according the schedule of the project.
Health Care Facility Installation and Operation Authorisation (camp)	In process of evaluation by authorities

Domestic Effluents Discharge Authorisation.

•

Discharge Feasibility for Treated Domestic Effluents Camp in infiltration beds.

•

Discharge Feasibility for Treated Domestic Effluents Processing Plant in infiltration beds

•

Discharge Feasibility for Treated Domestic Effluents Border Control Station

•

Discharge Feasibility for Treated Domestic Effluents Tudcúm Logistic Centre

•

Domestic Effluent Discharge Authorisation (CAD) Camp

•

Domestic Effluent Discharge Authorisation (CAD) Processing Plant

•

Discharge Authorisation (CAD) Garita Lama

•

Domestic Effluent Discharge Authorisation (CAD) Garita Protocolo Lama

•

Domestic Effluent Discharge Authorisation (CAD) Tudcúm Deposit

Granted: • 506-0369-B-08 • 506-1144-B-08 • 506-1145-B-08 • 506-0368-B-08 Operative Permits, so documents are going to be prepare according the schedule of the project.

Authorisation of Works for Water Use:

•

Authorisation for the construction of Camp Hydraulic Works. Res 683-DH: it authorises the construction of 5 wells for hydrological studies.

•

Authorisation for the construction of Hydraulic Works for Canito River Diversion. Res. No. 734-DH-08: it approves the Tailings Dam

•

Special Authorisation for Obstruction or Interruption of free water flow. Canito River Diversion. Res. No. 734-DH-08: it approves the Tailings Dam

•

Authorisation for the Construction of Hydraulic Works for Turbio River Diversion. Res. No. 734-DH-08: it approves the Tailings Dam

•

Authorisation for Interruption of free water flow for Turbio River Diversion. Res. No. 734-DH-08: it approves the Tailings Dam

•

General Permits for Water Mitigation Plan – Construction

•

Authorisation for the construction of the hydraulic works for the Taguas fresh water intake system

Granted

•

Res 683-DH- 506-0511-B-07

•

Res 734-DH-08, August 13, 2008, Hydraulic Department 506-1535-B-06

•

Res 734-DH-08, August 13, 2008, Hydraulic Department  506-1535-B-06

•

Res 734-DH-08, August 13, 2008, Hydraulic Department  506-1535-B-06

•

Res 734-DH-08, August 13, 2008, Hydraulic Department  506-1535-B-06

•

506-0823-B-06 / 506-2007-B-06

Res 224-DH-09, March 13, 2009, Hydraulic Department.

Land Use/Provincial Land Development Department • Certificate of Feasibility of Land Use for the Plant Site • Certificate of Feasibility of Land Use for Tudcúm Deposit	Granted • Cert. 512-DPDU-09 • Cert. 857-DPDU.

Water Concession for Mining Use and Water for Camp Use:

•

Concession obtained for mining use through. Record 2595-DH-08. point 3°. It grants 200lts/seg.

•

Concession obtained for mining use. Record No. 2624, point 6), art 4: it grants 146L/s for mining use to be abstracted from the Las Taguas River and its tributaries.

•

Record No. 2624, art 1: it grants 4L/s for Los Amarillos Camp to be abstracted from wells PM-AM; PO-AM.

Granted • 519-0278-B-99 / 519-1379-E-99 • 519-0278-B-99 / 519-1379-E-99 • 506-1366-B-07

Registration with the Registry of Fuel Distribution Outlets

•

Registration with the Registry of Fuel Distribution Outlets for Camp Own Consumption

•

Registration with the Registry of Fuel Distribution Outlets for Bulk SO2/Fuel Storage System Own Consumption.

Under preparation
Closure Plan	Submitted in the EIR of the Pascua-Lama Mining Project which was approved.

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3.5.2

Compliance Evaluation

In the Chilean State, the Project requires a total of 159 permits, of which 54 have already been approved, nine are under process, 12 are ready to be filed, and 84 are being prepared.  These permits cover all the phases and areas involved in the Project.  The “Pre-construction” phase requires 42 permits; the “Course of Construction” phase requires 81 permits, and; the “Operations” phase requires 36 permits.  SRK understands that of the 54 permits approved to date, 34 permits are for the Pre-construction phase.  The remaining eight Pre-construction permits have been submitted, verbally approved and are in the process of being formally approved.

The most relevant among the permits requested to date are:

•

Environmental Qualification Resolution RCA 024 of February 15, 2006, approving the “Pascua-Lama Project Modification” project, imposes on the Project a commitment not to intervene any glaciers.  The impact of this restriction is expected to limit the open pit mine and the Nevada Norte WRF designs;

•

Nevada Norte WRF Permit was requested from SERNAGEOMIN.  This was submitted in June 2009 and is currently under evaluation by the authority.  As a result of the preliminary physical stability analysis carried out by SRK, it is expected that the approval of this WRF by SERNAGEOMIN may give initiate a request for new studies from this authority that may lead to permit delays.  Furthermore, this WRF design was questioned by Dirección General de Aguas (“DGA”) during the Environmental Impact Assessment process as, on the premise of insufficient information provided, and

•

At the time of this report, the Open Pit Mining Method Permit has not been submitted to SERNAGEOMIN.  SRK performed a preliminary pit stability review, and expects there may also be delays in obtaining permit approval due to insufficient information.

In the Republic of Argentina, 240 permits are required, including environmental permits.  To date, 37 have already been approved, seven are waiting on approval, and 196 are being prepared.  These permits include all phases and areas involved in the Project.  The “Pre-construction” phase requires 34 permits; the “Course of Construction” phase requires 48 permits, and; the “Operations” phase requires 158 permits.  The 37 permits approved to date include all 34 Pre-construction permits.

The most relevant permits are:

•

Environmental Impact Declaration (“DIA”):  Approved the Pascua-Lama Project (Res 0121-SEM/06).  In Argentina, environmental approvals should be updated biennially.  The application for the first project update was presented and is currently under evaluation by the authorities;

•

Tailing Dam disposal approval (Res SEM 143/08, Res734/08 & Res DPRE 192/08):  Approved tailing disposal for a capacity of 312Mt;

•

The DIA approved the main Project facilities (tailing dam, process plant, auxiliary facilities and El Morro waste dump), but excludes the power transmission line for which a separate EIR has been submitted and is under evaluation by both the national and provincial authorities; and

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•

Water concessions have been granted for the 346L/s that is required by the Project.

3.5.3

Environmental Liability

In SRK’s opinion, the long-term environmental liabilities on the Project will be addressed by the closure plan.  However, as is the case with any mining and processing project, it is possible that some short-term environmental issues may arise that will incur an operating cost.  These have been discussed in detail elsewhere in this report.

Environmental Commitments

In Chile, the Resolution of Approval adopted by COREMA establishes the environmental framework for Pascua-Lama.  This resolution specifies a series of obligations and commitments that must be fulfilled in order to develop the Project.  These obligations refer to road and transport safety of materials to the mine, monitoring, community relations, and other issues that are summarised as follows.

Project Plans Required Prior to Commencement of Construction:

•

Environmental conduct manual;

•

Risk prevention and safety plan;

•

Used tire disposal plan;

•

Environmental monitoring plan, including:

o

Surface water,

o

Groundwater,

o

Aquatic life,

o

Meteorology,

o

Noise and vibrations, and

o

Wildlife.

•

Internal transportation plan;

•

Special security plan;

•

Plan to reduce illuminated lights (based on Regulations);

•

Plan of protection of the laguna site;

•

Community communications plan;

•

Plan for HazMat designation, and;

•

Social monitoring plan.

Mitigation Actions – Access:

•

By-passes for Vallenar and Alto del Carmen;

•

Prohibition of heavy trucks from passing through towns;

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•

Improvement of routes for pedestrian, bicycle and animal traffic along narrow sections of the access road;

•

Installation of adequate road signs, especially regarding speed and by-passes;

•

Protection of houses and other structures below road level from damage due to accidents and water run-off;

•

Monitoring of noise and vibration in populated areas without by-passes;

•

Annual coordination of transportation with local festivals (no heavy truck traffic);

•

Prohibition of restricting access to summer pastures in the mountains;

•

Bus transportation of Project employees from Vallenar to site;

•

Transport supplies for Argentina (lime, cyanide others) from Argentina;

•

Establish a transport plan; and

•

Establish a transport contingency plan.

Water Use and Quality:

•

Use Rio del Toro water only for road watering;

•

Irrigation standards met at NE-4;

•

Potable water standards met at NE-8;

•

Acid rock drainage control system;

•

Closure plan due two years prior to termination of Project operations;

•

Establish a trigger level alert system;

•

Establish a cut-off wall to avoid impacts on water quality;

•

Maintain water quality at or above baseline levels.  Project operations may be suspended if this condition is not met;

•

Establish a minimum ecological flow; and

•

Establish a bio-indicators monitoring plan.

Community Relations:

•

Project representative in Alto del Carmen;

•

Training for workers;

•

Support for local education systems; and

•

Establish a social monitoring plan.

Hazardous Substances:

•

Inspection of all trucks transporting hazardous substances before using route C-485;

•

Rest area(s) must be established;

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•

Development of control systems to guarantee speed control for traffic (on-board monitors, control points, signs);

•

Training and equipment for police and firefighters, including an emergency response unit in Alto del Carmen;

•

Community notice:

o

Other commitments,

o

Up-date archaeological report of 100% of the area of influence,

o

Improve the limnological baseline,

o

Hire an independent auditor,

o

Provide funding for the Water Use Association for irrigation projects,

o

Include incineration plants for domestic and industrial non-hazardous wastes,

o

Determine a dust mitigation plan,

o

Establish training program,

o

Establish closure plan that will be updated every five years,

o

Establish glacier monitoring plan, and

o

Prepare glacier inventory of the Huasco Basin.

In Argentina the DIA that approved the Project, include the following commitments:

•

General:

o

Present Project of incineration furnace,

o

Prohibition to do a domestic waste landfill,

o

Present environmental and safety evaluation the detailed engineer of process plant and associate facilities,

o

Present new Pascua access Project,

o

Community Information Manual Occupational Health and Safety Standards ,

o

Environmental Contingencies Procedures,

o

Transport and Cyanide operations,

o

Traffic Control Plan,

o

Procedure of assistance and rescue of passer-by in the access road area, and

o

Another power supply study, being the most adequate the private one that connects with the Chilean SIC system.

•

Monitoring Program:

o

Present detailed monitoring program,

o

Permanent Glacier Monitoring,

o

Present a Permanent Monitoring Plan of the Almirante Brown Glacier, and

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o

Monitoring Plan Manual.

•

Tailing Dump:

o

Additional geological studies;

o

Comply with International standards applied in the design and construction;

o

Define methods of monitoring and quality control;

o

Remove materials which have the potential to liquefy;

o

Identify active faults in the area, and

o

Provide a system to reduce permeability and detect leakage with instrumentation.

•

Social:

o

Provide by- passes around the towns of  Iglesia – Las Flores;

o

Provide a participative monitoring program;

o

Provide a plan for student summer employment, and

o

Contribute up to US$70,000,000, to a fiduciary fund for development of Provincial infrastructure beginning thirty days after formal Plant construction start.  These funds will be given over a period of 20 years, if the Project is in operation.

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Pascua Lama
Veladero
SAN JUAN
SANTIAGO
BUENOS AIRES
Atacama
San Félix
San Juan
Pascua Lama (5,250m)
Veladero (4,500 m)
Paso de Conconta
(4,850 m)
Tudcum
Coquimbo
GV20070365033.PSD

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Pascua-Lama Location Map | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 3-1.doc | Source: CMN 2009 | Date: 09/09/09 | Approved: CE | Figure: 3-1 |

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LEYENDA
LIMITE DE PROTOCOLO 2003
LIMITE INTERNACIONAL
QUEBRADAS
QUEBRADAS Y RÍOS
PROYECTO PASCUA-LAMA
PROPIEDAD LAMA COMSUR
0
5 Km
ESCALA GRÁFICA
CHILE
ARGENTINA
PROYECTO PASCUA-LAMA
RIO EL TORO
RIO BLANCO
N 6770000
N 6765000
N 6760000
N 6755000
N 6750000
N 6745000
E 385000
E 390000
E 395000
E 400000
E 405000
E 410000
E 415000

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 3-2.doc

Source: CMN 2009

**Pascua-Lama Protocol Area**

Date: 09/09/09 | Approved: CE | **Figure: 3-2**

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CHILE
ARGENTINA
VALLENAR
DOMEYKO
VICUÑA
CAMPANAS
PITUIL
VILLA SAN JOSE DE VINCHINA
FAMATINA
VILLA CASTELLI
CHILECITO
CHILECITO
MALLIGASTA
VILLA UNION
SAÑOGASTA
GUANDACOL
PAGANCILLO
VICHIGASTA
VILLA MERCEDES
HUACO
PAMPA VIEJA
SAN JOSE DE JACHAL
TUDCUM
RODEO
LAS FLORES
NIQUIVIL
LEYENDA
AREA DE PROTOCOLO
PROPIEDADES LAMA
LIMITE INTERNACIONAL
CONCESIONES EXPLOTACION CMN LTDA.
CONCESIONES EXPLORACION CMN LTDA.
LIMITES COMUNALES
0 10 20 40 60 80 Kilometros
Coordenadas UTM PSAD 56
COMPAÑIA MINERA BARRICK CHILE LIMITADA
PROPIEDAD MINERA
PROYECTO PASCUA LAMA
FEBRERO, 2009
300000
400000
500000
600000

| SRK Consulting, Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | General Location of the Mining Concession in Chile and Argentine Site |
|---|---|---|
| SRK Job No.: 2CS019.003 | Source: CMN 2009 | |
| File Name: Figure 3-3.doc | | Date: 09/09/09 · Approved: CE · Figure: 3-3 |

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Crusher Area
COMSUR
CHILE
ARGENTINA
7000 N
5000 N

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 3-4.doc

Source: CMN 2009

**Royalty Areas**

Date: 09/09/09

Approved: CE

Figure: 3-4

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1

Topography, Elevation and Vegetation

The topography of the Project is steep and rugged, and is characterised by high sierras and deep valleys with natural slopes of 20° to 40°.  Elevations on the property range from approximately 4,300m to 5,250m above sea level (“masl”).  Superficial material consists of rock outcrops, talus, scree and colluviums (primarily gravel, sand, silt and clay).  Vegetation is sparse.

4.2

Physiography, Climate and Length of Operating Season

The area has high mountain semiarid weather, typical of this region with dry and temperate summers and cold and humid winters.  The temperature extremes range from -25°C in winter to +25°C in summer.  (Figure 4-1).

4.3

Surface Rights

The Lama Mineral Reserve Area (Argentine mining concessions of the Project) is entirely within the Campo Las Taguas boundaries.  BEASA is the owner of an undivided 90% interest in the Campo de las Taguas, with the remaining 10% interest in two equal shares owned by descendents of Esteban Villanueva.  To date, an agreement has not been reached with these two owners to acquire their remaining 10% interest in Campo de las Taguas.  BEASA could initiate a partition action to terminate the common ownership and to transfer a part of the Campo de las Taguas to these owners.  Given the size of the Campo de las Taguas and the relative ownership interest of the parties, it is considered unlikely that the partition of the Campo de las Taguas would terminate in a manner that would adversely affect development or operation of the Project.

In Chile, mining rights are dominant to the surface estate.  The Mining Code provides the mining concession owner with broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipelines, etc., subject to the payment of reasonable compensation to the surface owner.

In Argentina, provincial states are the owners of the natural resources and have the authority to grant mining rights and concessions.  Mining concessions for first and second category minerals (metals included) constitute a right and property different from the surface land.  Mining Activity is considered of Public Utility and the mining code vests mining rights and mining concession owners with more rights than the surface owners.  Mining Concessions are granted in perpetuity under fulfilment of certain conditions (canon payment, minimum works and investment plan).  The Argentine Mining Code provides the mining concession owner with broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipelines, etc., subject to the payment of reasonable compensation to the surface owner.  Easements are granted even before the indemnification amount is agreed or calculated by the merely setting up a guaranty/bond.

CMN owns all the surface property in and around the Project.  This property was purchased for locating mine facilities and to purchase water rights.

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4.4

Local Resources and Infrastructure

The existing infrastructure at the Project consists of an exploration camp with sufficient services to accommodate 150 people.  The Tres Quebradas airstrip is approximately 5km from the property and is sufficient for a Twin Otter.  (Figure 4-1).  This existing infrastructure is located within Chile.

4.4.1

Access Road and Transportation

Argentinean Access Road

The principal access into the Project site from the Argentinean side is via a 363km combination of paved, gravel and dirt roads from the city of San Juan, the capitol of San Juan province in Argentina.  A portion of these roads (176km, two-lane, gravel road) is shared access from Tudcúm to the Veladero plant site.  This road was constructed in 2003/2004 and is planned to be extended from the Protocol Area in the northeast quadrant of the Veladero mine site to connect with the Pascua-Lama process plant.

At high altitude, road closures due to severe winter weather are estimated to be about 44 days without the installation of control systems and 24 days with control systems.  During a normal winter, this may reduce to 14 days and six days, respectively.

Figure 3-1 shows the access roads in Argentina and Chile.

Chilean Access Roads

Alto Del Carmen Road

Route C-495, also known as the Alto Del Carmen road runs from Vallenar to the Potrerillo River then continues through the Potrerillo valley to the Tres Quebradas valley, for a total distance of 146km.  The road is paved from Vallenar to El Corral for a distance of approximately 70km with the remainder being constructed with a gravel surface.  This road passes through Alto Del Carmen, San Felix, Las Breas and El Berraco.  Road improvements and pedestrian safety zones are being constructed in each village.  A future by-pass around Alto Del Carmen has been designed and may be constructed in the next phase of the Project.  Other than minor snow clearing delays, no winter closures are expected on this portion of the road.

4.4.2

Power Supply

It is planned to provide permanent power to the site in the third quarter of 2010, by means of a new 220kV aerial transmission line, approximately 170km long, connecting to the Chilean grid at Punta Colorada, approximately 90km north of La Serena.  Detailed engineering for the 220kV transmission line and substations is essentially complete.  Prior to connection to the grid, the Project will use diesel generators.

The first process line is scheduled to commence operation in the fourth quarter of 2012, at which time the operational power demand will start.  The second process line will be brought into production early in 2013 and the third will commence treating Non-Refractory (“NR”) ore late in 2014, transferring to the treatment of Refractory (“RF”) ore in mid-2015.  The estimated average demand for electrical energy, during the early stages of operation, increases from 68MW during the fourth quarter of 2012 to 94MW in the third quarter of 2014.  Peak demand during this period is estimated at 113MW.  By the fourth quarter of 2015, the Project will essentially reach steady-state conditions, with an average demand of 111MW and a peak of 121MW for a total annual consumption of 960GWh.

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The Chilean electricity supply system has recently experienced high prices and restricted supply, however a program of expansion is expected to alleviated these problems (Fluor Techint, 2009).  The expansion program will consist of new generation developments based on imported oil, coal and liquefied natural gas (“LNG”) (Fluor Techint, 2009) and will enable the Project to achieve its objectives of low cost and reliable/high availability for the duration of the Project.

4.4.3

Water Supply

Water for process and services, catchments and pumping to storage ponds are in the detailed design phase both for the Chilean and Argentine sides.  Construction will start once massive earth movement has been completed.  The potable water arrangement is in the detailed engineering phase and first installations will be completed together with the Barriales and Los Amarillos Camps.  ARD Water and the El Estrecho Basin arrangements are in the detailed engineering phase with construction expected to start in summer of 2010.  The Rio Turbio Basin will commence following the establishment of the El Morro Dump.

In Chile, permanent water rights have been approved for 330L/s.  Water rights in Argentina have been approved for 350L/s.  The planned water demand for the Project is about 350L/s which is sufficiently covered by both the Chilean and Argentinean water rights.

4.4.4

Buildings and Ancillary Facilities

Ancillary buildings will include service buildings, buildings for the storage of reagents, a laboratory, water intake and pumping facilities in remote areas, and fuel storage.

4.4.5

Primary Crusher, Ore Storage Bins, Cavern and Conveyor Tunnel

The primary crusher facilities will be located in the Pascua area at 4,750masl.  These facilities include the primary crusher building, the access shaft to the overland conveyor tunnel, storage bins in rock, and overland conveyor feeder facilities.

Two coarse ore storage bins, each with a capacity of 5,000t, will be excavated in rock, beneath the crushers.  From these bins, ore will be fed to the overland conveyor by feeders and a sacrificial conveyor, located in a concrete-lined underground cavern.  The cavern will also house the drive system for the overland conveyor, a 45/5t crane and a safety area for personnel.

In this area, a shelter will be established at the truck workshop facility for both planned shelter (operation conditions with minimum personnel for 15 days) and emergency shelter (to lodge all personnel for two to three days).  Bedrooms, bathrooms with showers, laundry, recreation room, dining room, kitchen with food preparation areas, food storage (for planned refuge requirements), first-aid room, and all installations required to make this area self-sufficient.

Coarse Ore Conveyor

The 1.07m-wide overland conveyor operating at 6m/s, takes the ore from the primary crusher at Pascua to the stockpile at Lama via a tunnel which is approximately 3.95km long.  This conveyor will be supported with a steel structure over sleepers.

The conveyor tunnel will be rock excavated from the primary crusher cavern to approximately 600m before the stockpile.  From that point, the conveyor will be covered by a corrugated steel enclosure approximately 475m long.  The tunnel has a service road on one side of the conveyor and the entire tunnel will be out of the surface avalanche path.  Services, such as power and control systems, from Lama to Pascua, will also run through the tunnel.  Refuge chambers for personnel are included in the design.

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4.4.6

Camp Site

Project personnel will work on a rotational basis.  Provision has been made for fully-appointed camp accommodation for both construction and operations personnel.

The existing Barriales camp in Pascua is situated at 3,720masl.  The camp will be upgraded to accommodate 1,500 beds and the infrastructure will be replaced with new kitchen and dining facilities, a polyclinic, and waste handling and sewage treatment.  The camp will initially be used for construction of El Estrecho Valley water management installations, primary crusher facilities, mine pioneering, pre-stripping, construction of the truck shop, and mine maintenance facilities.  Once construction is complete the camp will be reduced to approximately 1,000 permanent beds for operations.

For initial construction activities in the Lama Valley, a portion of the Veladero construction camp will be refurbished to provide approximately 290 beds.  The initial construction activities include the Protocol Area access gate, internal roads, start of mass earthwork, and Los Amarillos camp facilities.  Once the Los Amarillos camp, located at an elevation of 3,900masl, has adequate capacity to accommodate the construction personnel, they will be relocated from Veladero.  The ultimate capacity of Los Amarillos will be approximately 3,660 people; 3,000 for construction and 660 permanent quarters for operations.

4.4.7

Tailings Storage Facility Area

The TSF is located east of the processing plant in the Rio Turbio valley, at an elevation of 3,900masl.  Reclaim water is returned to the plant process water system.

Management of the TSF is described in more detail in Section 18.6.2

4.4.8

Waste Disposal Area

The Nevada Norte WRF, located at the head of the Rio del Estrecho Valley, and immediately north of the Pascua-Lama pits, is designated as the primary waste rock disposal area throughout the life of the mine.  The primary dump platform will be at 4,750masl with the development of a second level at 4,655masl to be commenced in Year 5.  The WRF has a design capacity in the order of 1,200Mt and when completed will be approximately 600m high.

Management of the WRF is described in more detail in Section 18.6.1.

4.4.9

Communications

The permanent communication system is based on Fibre Optic (“FO”) cable which is part of the power line system.  All communications (voice, data, and signals) will be routed through the FO cable.  A provisional system will utilise the system currently available from Veladero Mine.  This will ultimately become the backup when the permanent system is established.  The emergency system is through VHF radio communications and satellite.

4.4.10

Manpower

In keeping with its social obligations, Barrick gives priority to the hiring of local people.  As such, it has implemented an extensive program on both sides of the border to train community members in various trades of interest to the Project.  The program is designed to provide skills that would help community members not only qualify for jobs at Pascua-Lama, but also for other projects and industries in the area.  This program is directed at establishing a pool of qualified people in certain specific trades so that when construction and operations begin, community members will be in a position to apply for these jobs.

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More than 5,000 people have participated in these courses to date.  This number is expected to increase significantly (Fluor Techint, 2009) which will provide the Project with a suitable baseline of skilled tradespersons.

A scholarship program has been established for students of industrial schools within the Project zone who are studying careers related to mining.  The Project has already hired a significant number of new graduates in order to start developing a qualified labour force that will be ready at the time of mine operation commencement.

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PASCUA
CAMP
AIRSTRIP
RIO DEL TORO
LAMA
PASCUA
VELADERO
0 1 2 3 4 5 Kilometers
SCALE GRAPHIC

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 4-1.doc

Source: CMN 2009

**Pascua-Lama Physiography**

Date: 09/09/09 | Approved: CE | Figure: 4-1

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History

5.1

Ownership, Past Exploration and Development

To date no significant mining activity has taken place in the general vicinity of the Project area.  Following the discovery of the El Indio deposit 45km to the south in the mid-1970’s, exploration efforts by St. Joe Minerals’ (“St. Joe”) Compañia Minera San Jose (“CMSA”) and other companies to locate similar high-grade gold vein systems intensified in the surrounding region.  This increased activity resulted in the 1977 discovery of anomalous levels of gold mineralisation in what was at that time identified as the Nevada Sector (synonymous with the Pascua project area) by surface geochemical sampling.  Soon after the discovery that same year, CMSA acquired the Nevada property and increased the level of geological, geochemical, and geophysical exploration activities.

On the Argentina side, St. Joe conducted exploration in the Lama sector through its subsidiary, Compañia Minera Aguilar S.A. (“CMA”).  Early activity on the Lama side of the deposit generally lagged behind work on the Pascua portion by several years.  Exploration work at Lama remained fairly low key through the tenures of Bond Gold International of Australia (after its acquisition of St. Joe Minerals) and LAC Minerals (“LAC”) of Canada, which subsequently acquired Bond Gold International (“Bond”).  Serious exploration in the Lama area did not take place until Barrick‘s entry into the area through its acquisition of LAC in August 1994.  Barrick’s exploration activities on the Nevada project (both Pascua and Lama sectors) are discussed in Section 9 (Exploration).

A timeline of historical events for the Project are as follows:

•

Discovered in 1977 by St. Joe and CMSA;

•

1982 Joint Venture between CMSA, Anglo American and Compañia Minera Mantos Blancos;

•

1984 Anglo withdrew from the Joint Venture;

•

1987 Bond Gold International acquires St. Joe;

•

1989 LAC acquired Bond and its holdings in Chile and Argentina;

•

1994 Barrick acquires LAC;

•

March 2009 Updated Feasibility Study completed; and

•

May 7, 2009 Barrick announces Protocol Tax Agreement between Argentina and Chile and subsequent Board approval to commence development of the Project.

5.1.1

Surveys and Investigations

The history of the exploration work completed on the Pascua and Lama sectors following the discovery of gold, but prior to Barrick’s acquisition of the Project is summarised in the sub-sections below.  Because exploration work in the high Andes region typically extends from September to April (corresponding to summer in the southern hemisphere), each annual exploration field season bridges the end of one calendar year and the beginning of the next.

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1977

Discovery by St. Joe and CMSA.

1978-1979

The first full exploration season included preliminary geologic mapping and geochemical sampling which revealed a strongly silicified zone containing anomalous gold, silver, and arsenic.  Follow-up surface rock chip sampling in a 6,000m2 area of Quebrada Pedro produced values as high as 5.0g/t gold, 10.3g/t silver, and 1.19% copper.

1979-1980

Geologic mapping and fracture analysis developed two major structural trends through the area and revealed anomalous gold, silver, and arsenic mineralisation in the area around Brecha Central.  Construction of an access road from Conay to the Project area also was completed.

1980-1981

The geochemical sampling programs initiated in 1978 were completed and the results compiled on a base map, and 886 outcrop samples were collected.  Approximately 4.5km of roads were constructed in the Project area, which allowed access for the drilling of five diamond drill holes by Geotec (holes N-1, N-2, N-3, N-5, and N-6) and Continental Drilling (N-4) totalling 606m of NQ and BQ-diameter core.  Based on the drilling results and surface outcrop sampling, “Mineral Reserves” (non-NI 43-101 compliant) were estimated by CMSA that totalled 50Mt containing 5g/t to 6g/t gold, 75g/t to 100g/t silver, and 0.5% to 1.0% copper.  Given the very small number of drill holes, it is not likely that this estimate was made in a manner that is in accordance with current categories set forth in Sections 1.2 and 1.3 of NI 43-101.

1981-1982

Underground development of three tunnels (Esperanza, Frontera, and Maria) totalled approximately 818m.

1982-1983

Prior to the 1982-1983 field season, CMSA formed a joint venture with Anglo American and Compañia Minera Mantos Blancos to focus exploration on high-grade vein-hosted gold mineralisation that could be mined by underground methods.  Work included sampling of 56 surface outcrops, with the highest grades encountered in Quebrada Negra (29g/t gold, 93.5g/t silver, 19.94% copper), and 1,103m of underground drifting along veins in the Nevada, Frontera, and Maria tunnels.

1983-1984

St. Joe formed CMN, and with Anglo American’s continued participation, developed the Alan Tunnel for a distance of 866m on the 4,360masl elevation.  Work also included the drilling of 20 horizontal small-diameter (AW) diamond core holes totalling 2,583m from underground stations in the Alan tunnel.  On the Lama side of the deposit, St. Joe’s subsidiary, CMA completed 18 surface diamond core holes.

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1984-1987

After the 1983-1984 field season, Anglo American withdrew from participation in exploration of the Nevada (Pascua) project, and no further work took place during the three field seasons between late 1984 and early 1987.  In late 1987, Bond acquired St. Joe.

1987-1988

After Bond acquired CMN through its merger with St. Joe, exploration drilling resumed on the Nevada project with the completion of seven BW-diameter core holes from the Nevada tunnel.  During this field season, Compañia Minera del Pacifico S.A. performed a geologic evaluation of the Project for the purpose of a possible joint venture with CMN, but no agreement was reached.

1988-1989

Nevada project exploration focused on the Esperanza area in an effort to delineate sufficient mineable low-grade material to justify continued work on the Project.  Drilling from the surface included 28 conventional circulation 115mm diameter rotary holes (2,816m), nine 108mm diameter reverse circulation (“RC”) holes (553m), and 14BW-diameter diamond core holes (1,159m) drilled from the Esperanza tunnel workings.  In addition, 142m of drifting were completed in the Esperanza tunnel.

1989-1990

In late 1989, LAC acquired Bond and its holdings in Chile (CMN) and Argentina (CMA).  Drilling at Pascua was limited to one NW-diameter surface diamond core hole in the Esperanza Norte area (DDH-47: 82m) and eight RC holes (802m), all in the Esperanza Norte area.

1990-1991

Eighteen RC drill holes totalling 2,901m were completed in the Esperanza area.  The deepest of these holes reached 200m.

1991-1992

RC and diamond drilling was halted to allow for completion of 662m of roads to provide access to the higher elevations in the Esperanza area, and to begin a geochemical soil sampling program designed to better define the geologic model.

1992-1993

Based on the new geochemical data and revisions to the geologic model, it became apparent that the Nevada area was host to a major epithermal precious metal system.  RC drilling resumed in the Esperanza area, with 31 holes completed totalling 6,296m, several of which were drilled to depths between 250m and 300m.

1993-1994

During this last field season of LAC’s tenure, RC drilling increased substantially, with 109 holes completed totalling 27,036m.  Except for four holes that were drilled in relatively gentle terrain north of what is now defined as the Frontera zone, all holes were drilled in the Esperanza area.

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5.2

Historic Mineral Resource and Reserve Estimates

5.2.1

Historic Resource Estimate

The historical published resources estimates (excluding reserves) for Pascua-Lama are summarised by year in Table 5.2.1.1.

Table 5.2.1.1:  Pascua-Lama Historical Resources

December 31 Year	Quantity (Mt)	Grade (g/t Au)	Grade (g/t Ag)	Grade (% Cu)	Gold (Moz)	Silver (Moz)	Copper (M lbs)
2007
Measured	9.040	1.51	20.65	0.064	0.439	6.001	12.8
Indicated	80.915	1.28	17.75	0.063	3.321	46.171	112.8
M+I	89.955	1.30	18.04	0.063	3.760	52.172	125.6
Inferred	13.814	1.28	24.86	0.029	0.568	11.039	8.9
2006
Measured	6.968	1.63	16.93	0.070	0.366	3.793	10.8
Indicated	62.822	1.38	17.95	0.072	2.733	35.685	99.0
M+I	68.790	1.40	17.85	0.072	3.099	39.478	109.0
Inferred	11.747	1.36	29.77	0.026	0.513	11.242	6.8
2005
Measured	7.008	1.20	-	-	0.270	-	-
Indicated	48.704	1.30	-	-	2.034	-	-
M+I	55.712	1.29	-	-	2.304	-	-
Inferred	18.507	1.69	-	-	1.003	-	-
2004
Measured	5.193	1.99	-	-	0.333	-	-
Indicated	34.241	2.24	-	-	2.464	-	-
M+I	39.434	2.21	-	-	2.797	-	-
Inferred	33.319	1.51	-	-	1.613	-	-
2003
Measured	3.594	1.87	-	-	216	-	-
Indicated	101.499	1.00	-	-	3.271	-	-
M+I	105.093	1.03	-	-	3.487	-	-
Inferred	115.068	0.94	-	-	3.475	-	-

The data presented in this table was taken from Barrick’s Annual Information Form for that year and converted to metric units.  Silver and copper was not reported prior to 2006.  The resource estimates are compliant with the requirements of NI 43-101 and are not inclusive of reserves.

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5.2.2

Historic Reserve Estimate

The historical published reserves estimates for Pascua-Lama are summarised by year in Table 5.2.2.1.

Table 5.2.2.1:  Pascua-Lama Historical Reserves

December 31 Year	Quantity (Mt)	Grade (g/t Au)	Grade (g/t Ag)	Grade (% Cu)	Gold (Moz)	Silver (Moz)	Copper (M lbs)
2007
Proven	38.961	1.69	60.75	0.094	2.113	76.100	81.0
Probable	364.383	1.35	55.93	0.072	15.865	655.277	582.5
Total	403.344	1.39	56.40	0.074	17.978	731.377	662.5
2006
Proven	34.679	1.82	65.00	0.093	2.029	72.471	71.0
Probable	320.017	1.45	59.95	0.071	14.959	616.850	494.0
Total	354.696	1.49	60.45	0.072	16.988	689.321	565.0
2005
Proven	39.613	1.74	-	-	2.218	-	-
Probable	320.939	1.56	-	-	16.131	-	-
Total	360.553	1.58	-	-	18.349	-	-
2004
Proven	31.864	1.99	-	-	2.035	-	-
Probable	295.411	1.64	-	-	15.580	-	-
Total	327.275	1.67	-	-	17.615	-	-
2003
Proven	34.235	2.14	-	-	2.355	-	-
Probable	234.664	1.92	-	-	14.507	-	-
Total	268.900	1.95	-	-	16.862	-	-

The data presented in this table was taken from Barrick’s Annual Information Form for that year and converted to metric units.  Silver and copper was not reported prior to 2006.  The resource estimates are compliant with the requirements of NI 43-101.

5.3

Historic Production

The Project is not yet in production and there has been no previous production from the property.

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Geological Setting

6.1

Regional Geology

The Pascua-Lama deposit is situated at the crest of the high cordillera of Region III, along the international border between Chile and Argentina and on the northern edge of a major mineralised trend known as the El Indio belt.  This trend, along which a number of major precious metal deposits are located (including the nearby Veladero mine), stretches 47km south of Pascua-Lama to the world-renowned El Indio deposit and adjacent Tambo deposit (both closed).

The geology in the region is dominated by extrusive volcanic rocks that are locally intruded by hypabyssal stocks of varying size and numerous dikes and sills (Figure 6-1).  Volcanic activity began with deposition of the Permian Guanaco/Zonso felsic ash flows from a caldera 15km east of Pascua-Lama and subsequent intrusion of the Permian-Triassic Chollay crystalline felsic rocks along the extent of the El Indio belt.  These events were followed by intrusion of the Triassic Pascua-Lama granite complex in the immediate vicinity of the Project.  Deposition of extrusive volcanic rocks and continued intrusive activity resumed in the Oligocene with the Bocatoma diorite stocks (33-36Ma), the Tilito dacite ash flows (27.2-17.5Ma) the Escabroso mafic andesite and andesitic flows (21.0-17.5Ma), and the Cerro de Las Tortolas I andesites (16.0 ±0.2 -14.9 ±0.7Ma), after which volcanic activity decreased markedly in the vicinity of the El Indio belt.  Subsequent activity was confined to the Vacas Heladas intermediate dacitic domes, lava flows and felsic tuffs (12.8-11.0Ma), and the Late Miocene rhyodacite dikes at Pascua.  The most recent activity in the region included deposition of the post mineralisation silicic Vallecito rhyolites south of Pascua-Lama in the vicinity of Cerro de Las Tortolas, and the Upper Pliocene Cerro de Vidrio rhyolite.  All ages are from Bissig et al., (2000a & 2001) and Martin et al., (1995).

Regional structure in and around the gold deposits and prospects in the El Indio belt is dominated by northerly-trending high angle reverse faults, normal faults and fold belts oriented parallel to the major structural grain of this portion of the Andean Cordillera.  Pascua-Lama is positioned near the center of a northerly trending graben that contains nearly the entire Tertiary volcanic sequence that is distributed along the spine of the cordillera in Chile and Argentina.  This graben is bounded by two high angle reverse fault zones, the Baños del Toro/Chollay located 10km west of the deposit and the El Indio zone situated 16km to the east.  The graben is cut at Pascua and El Indio by strong, west-northwest fracture zones, which form loci for mineralisation.  Large elliptical fracture zones are also present immediately to the east and/or northeast of both El Indio/Tambo and the Pascua-Lama/Veladero deposit areas (Figure 6-1), and these zones may have contributed to host rock permeability.

6.2

Project Geology

6.2.1

Lithology

Since the late Paleozoic, the Pascua-Lama area has been the center of repeated intrusive and volcanic activity, beginning with a sequence of dacite and rhyolite ignimbrite ash flows deposited in the early Permian.  These units include a sequence of crystal lithic tuff, crystal tuff, quartz-eye tuff and a lithic quartz-eye tuff that is exposed in the central to southwest portions of the Pascua-Lama district.  The flows were then intruded during Late-Permian/Triassic time by a granite batholith, which comprises the Pascua-Lama granite intrusive complex and occupies the central and eastern portions of the district.  This intrusive complex is the dominant host lithology for the deposit, and it consists of an upper fine-grained, weakly porphyritic aplite overlying a porphyritic granite/granite porphyry, that in turn overlies a coarse-grained granite aplite.  Locally, coarse-grained equigranular granite occurs at greater depth.

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After a long hiatus that extended into the Oligocene, numerous small diorite stocks and dikes were intruded into the granite complex and volcanics.  One of these diorite stocks has an exposure approximately 800m in diameter, and this stock will likely occupy a portion of the southern high wall of the eventual Pascua-Lama open pit.  Dike emplacement continued into the Miocene, followed by deposition of Upper Middle Miocene dacite ash flows.  This Miocene intrusive activity was the precursor to the magmatism and associated hydrothermal activity around 8.78-8.79Ma that produced the Pascua deposit.  In the waning stages of mineralisation the emplacement of rhyodacite porphyry dikes concluded the magmatic activity at Pascua-Lama.

Numerous breccia bodies are also present in the Pascua-Lama area.  In surface outcrop, these breccias vary in dimension from centimetres up to hundreds of metres in diameter.  Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones, as described in the following section.  The textures of these breccias vary from clast-supported to matrix-supported fragments.  The clast-supported breccias frequently contain fragments of only a single rock type, but some of the younger breccias are polymictic.  The matrix-supported breccias contain fragments of all lithologies that the breccias cut, and matrices typically consist of quartz, alunite, and clays.

Brecha Central in the Quebrada de Pascua area is a good example of a matrix-supported breccia pipe that formed as a result of an explosive hydrothermal event related to the emplacement of the main portion of the Pascua deposit.  In surface outcrop, Brecha Central is about 650m long and up to 250m in width, with the long axis of the body oriented along an azimuth of ±295°.  Between 200 and 400m below the surface the pipe narrows to approximately 550m in length and up to 130m in width.  Brecha Central is known to extend at depth to at least 700m below the surface.

Other breccias in the Pascua-Lama deposit include Brecha Oeste and Breccia Sur.  Brecha Oeste is a post-mineral body that is oriented north-south along the Brecha Oeste fault zone.  It measures up to 500m in length by as much as 150m wide, and extends at least 300m below surface.  Brecha Sur is also post-mineral.  It encompasses two distinct bedded breccia bodies found near the head of Quebrada de Pedro that are elongated in a north-easterly direction and which plunge slightly to the northeast.

Figure 6-2 shows the lithologies exposed on the surface of the Pascua-Lama deposit.  Figure 6-3 is a north-northeast cross section showing the relationship of these lithologies at depth in the central portion of the deposit.

6.2.2

Structure

Most faults in the Pascua-Lama deposit are wider in surface outcrop and contain more gouge and breccia than in the subsurface where the same structures are intersected by underground workings.  Individual faults tend to be narrower in width when hosted by silicified rock as opposed to argillised rock.  There is also a tendency for the faults to bifurcate into multiple splays close to and within mineralising centers, whereas single structures are more the norm peripheral to and outside of these centers.

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The structural framework of the Pascua-Lama deposit has been divided into six principal sets, each of which is characterized by a range of common azimuths.  All of these generalized sets contain numerous individually named zones or single faults.  For example, the major north-south Central fault zone is part of the generalized north-south Pedro fault set.  Also, some fault zones consist of multiple strands with similar names, such as Pedro, Pedro Este and Pedro Este 1, among others.

The principal structure sets (with azimuth ranges shown in parentheses) are summarised as follows:

Pedro (345°-010°)

The Pedro and Esperanza structure sets are the two most abundant and pervasive fracture sets identified at Pascua-Lama.  Movement for the Pedro structure set was sinistral, with no dextral offsets recorded.  Most of these structures are joints, sheeted joints, veinlets and veins that are typically 1mm to 5mm wide, although thicker structures in the 10mm to 50mm range are not uncommon, and wider (0.3m to 1.2m) individual structures have been mapped.  As a general rule, fracture frequency ranges from 1/m to 4/m, but frequencies can be up to 5/m to 20/m in the Esperanza portion of the deposit where some of the wider fractures occur.  Pre-mineralisation monomictic and polymictic breccias (such as Brecha Central) are locally focused in areas where Pedro structures are intersected by other fracture sets.  Thin tectonic breccias have also been observed to be controlled by Pedro structures.  Dykes of varying composition (felsic, rhyolitic, andesitic and rhyodacitic) are also found at numerous locations in this fracture system.

Esperanza (010°-030°)

Esperanza structures display either sinistral or no movement.  Most are joints or sheeted joints, veinlets, and veins that normally range in thickness from 1mm to 5mm, although like the Pedro system, wider structures with more pronounced widths ranging from 50mm to 500mm occasionally occur, along with large individuals up to 4m to 5m.  Generally the fracture frequency of Esperanza structures is on the order of 1/m, but in the Brecha Sur portion of the deposit frequencies up to 3/m occur around some of the wider fractures.  Pre-mineralisation monomictic and polymictic breccias with fluidized matrices occur in this set where intersected by north-south structures.  Narrow tectonic breccias are also common in this system, along with felsic, andesitic and rhyodacitic dikes.

Pascua (280°-315°)

Structures in the Pascua set (along with Escondite, Raúl and José structures) are among the four less abundant pervasive structural sets.  Pascua structures (which display no evidence of movement) typically consist of joints, zones of sheeted joints, veinlets or veins, breccia zones and dikes.  The walls of joints and veinlets are normally 1-3mm apart, but where veins, breccia zones and dikes occur, widths can be up to 10mm to 100mm, with sparse 2m wide structures occurring locally.  As a rule, the joint frequency is 2/m, but near Brecha Central structure frequency increases to as much as 6/m in and around the wider structures.  Pre-mineralisation monomictic and polymictic breccia dikes, as well as andesite, diorite, dacite, rhyodacite and silicified fine-grained dikes all occur in the Pascua structural set

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José (315° -345°)

Like Pascua, Raul, and Escondite structures, the José structures fall within one of the four least abundant but pervasive structural sets.  Most of the José structures are joints or sheeted joints, veinlets, and veins with widths that typically fall within a broad range (1mm to 50mm wide), with more robust fractures in the range of 100mm to 350mm and less common exceptional structures as wide as 3m.  As a rule, the fracture frequency is around 2/m, but this can increase to as high as 4/m east of Brecha Central, where the thickest fractures occur.  Pre-mineralisation monomictic and polymictic breccias like Brecha Central are locally focused at intersections between Jose structures and other sets.  Andesite and various silicified fine-grained dikes also occur in this set.  The amount of displacement and direction of movement along Jose structures have not been determined.

Raúl (030°-065°)

The less abundant Raúl structures consist of joints, sheeted joints, veinlets and veins that are normally 1mm to 5mm wide, with wider fractures from 15mm to 50mm and less common exceptional structures from 0.5m to 1.5m in width.  Generally the fracture frequency ranges from 1/m to 5/m.  Locally, polymictic and monomictic breccias up to 4m to 5m in width occur in this structure set.  These breccias contain sub-angular to sub-rounded fragments of granite and dike material.  A few andesite dikes also occupy structures in this set.  Both sinistral and dextral movements have been recorded on the Raul structures, although sinistral movement is more common.

Escondite (065°-100°)

The Escondite structure set consists of joints, sheeted joints, veinlets and veins that are typically 1mm to 5mm in width, although more prominent structures can range from 10 to 30mm wide and exceptional ones can reach up to 20cm wide.  Generally, the fracture frequency ranges from 1/m to 2/m.  Locally, polymictic and monomictic breccias as wide as 2m to 4m occur in Escondite structures, as well as andesite dikes.  No movement has been recorded for Escondite structures.

Flats (0°-30°)

The seventh structural set is a compilation of low angle structures that include south dipping Escondite, east dipping Pedro and west-northwest dipping Esperanza structures.  Flats usually strike parallel to the previously described six sets of fractures, and most consist of weakly developed systems of joints, veinlets and veins that are normally 1mm to 5mm thick but which can reach up to 2cm to 10cm.  Generally, the frequency of the flat structures averages about 1/m.  Locally, this set controls polymictic and monomictic breccias, but no dikes are known to occupy structures in this set.  A maximum low angle reverse movement of 1cm to 5cm has been recorded for these structures, with the hanging wall usually displaced toward Brecha Central.

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SIMPLIFIED GEOLOGY
BOCATEMA (33-36 MA) & INFIERNILLO (14-17 MA) STOCKS
UPPER PLIOCENE CERRO DE VIDRIO RHYOLITE
UPPER MIOCENE VALLECITO FM RHYOLITE
MID TO UPPER MIOCENE VACAS HELADAS FM DACITE
OLIGOCENE TO MID MIOCENE
CERRO DE LAS TORTOLAS FM ANDESITES, GRANODIORITES & DIORITES
ESCABROSA GP ANDESITIC FLOWS & SEDS, DIORITE & GRANODIORITE
TILLITO FM DACITE PYROCLASTICS
VOLCANICS
TRIASSIC PASCUA-LAMA GRANITE
PALEOZOIC-TRIASSIC CHOLLAY FELSIC XLINE ROCKS
PALEOZOIC GUANACO SONSO FELSIC ASH FLOWS
FAULTS
REVERSE FAULTS
MINED DEPOSITS
MAJOR DEPOSITS
MINOR PROSPECTS
INTERNATIONAL BORDER CHILE-ARGENTINA
CIRCULAR FRACTURE ZONE
N
0
20
km
PASCUA
VELADERO
CHOLLAY
CORDILLERA DE LA BREA
CORDILLERA OLTIGA
DESPOBLADOS
29°30'S
CORDILLERA SANCARRON
EL INDIO
TORO
RIO DEL MEDIO
EL INDIO
TAMBO
CERRO DOÑA ANA
DEL
AZUFRERAS
BAÑOS
CERRO DE LAS TORTOLAS
VALLE DEL CURA
70°W

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 6-1.doc

Source: CMN 2009

**Pascua-Lama Regional Geology**

Date: 09/09/09 | Approved: CE | Figure: 6-1

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Figure 7-2
PASCUA
ESPERANZA
LAMA
PENELOPE
VELADERO
PROYECTO PASCUA - LAMA

| SRK Consulting<br>Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | Pascua-Lama Surface Geology (Plan) | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 6-2.doc | Source: CMN 2009 | Date: 09/09/09 | Approved: CE | Figure: 6-2 |

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BARRICK
Pascua Lama Project
Section CA-00
Lithology
PLATE 12
NEVADA
Looking N63W
Gc
Gb
Di
Gc
Hydg
Vbxc
Hbx1
Mqbx
Gmbx
Hbx1cf
Portezuelo
Portezuelo Medio
Portezuelo Norte
Pedro Este
Pedro Este Medio
Pedro Este 1
Basura
Pascua Norte
Central Medio
Central Oeste
Repugnante FW
Repugnante
David
Descanso
Cansado
Central Este
Casino
Pascua Sur
Amado
Sergio
Alex Tunnel (4690 Level)
5000
4750
4500
Legend
Lithology
100 0 100 200 300 Meters
Scale 1:5,000

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Pascua–Lama Surface Geology (Section) | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 6-3.doc | Source: CMN 2009 | Date: 09/09/09 | Approved: CE | Figure: 6-3 |

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Deposit Type

The gold, silver and copper mineralisation and alteration assemblages at Pascua-Lama are associated with a structurally controlled acid sulphate hydrothermal system hosted by intrusive and volcanic rock sequences of the Upper Palaeozoic and Middle Tertiary age.  Alteration and mineralisation are of the high-sulphidation, epithermal type.  Throughout the Pascua-Lama district, the alteration and mineralisation appear to have been strongly controlled by structure.  This control is most evident along the Esperanza, Pedro and Quebrada de Pascua fault systems.  As is typical with high-sulphidation epithermal deposits, the principal metal commodities at Pascua-Lama are gold and silver, the copper content is sub-economic.

The presence of hypabyssal intrusive host rocks that are not related to mineralisation is unusual for high sulphidation deposits, making Pascua-Lama (along with Barrick’s Alto Chicama deposit in Peru, which is hosted by meta-sedimentary rocks) somewhat unique among deposits of this type.

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Mineralisation

8.1

Occurrence

The emplacement of mineralisation, as well as development of the breccias which host mineralisation, at Pascua was controlled by high angle faults.  Six high angle fault sets have been identified, striking west-north-west, north-north-east, north-south, north-west, north-east and east-west.  The breccias that host much of the gold-silver mineralisation occur at the intersections of three or more fault sets.  Here, mineralisation is found mainly in veinlets that are hosted by fractures of the intersecting high angle fracture zone sets, although minor mineralisation also occurs in the selvage around veinlets.  Low angle fractures within the breccias often contain significant gold and copper with or without silver mineralisation, mineralisation occurring within the matrix of breccia bodies is important as well.  Crosscutting relationships and age dating constrain the bulk of gold and silver mineralisation between approximately 12 million and 7.8 million years ago, with most of the mineralisation likely to have taken place approximately eight million years ago.

In total, at least 14 major centers of mineralisation and a number of smaller centers have been recognised, of which Brecha Central is the most significant.  Other major centers (in order of decreasing importance) include Brecha Pedro and Frontera, which are located approximately 410m and 350m to the west-north-west and north-east, respectively, of Brecha Central, and Esperanza Norte, Seis Esquinas, Brecha Rosada, Brecha Sur, Central Norte, Esperanza Sur, Morro Oeste, Huerfano, Escondite, Penelope Este and Penelope Oeste.

8.2

Precious Metals

Gold occurs primarily as native metal at Pascua-Lama, but it also is found in very minor amounts in gold telluride inclusions within enargite.  These gold tellurides include calaverite (AuTe2), muthmannite [(Ag,Au)Te], and goldfieldite [Cu12(Te,Sb)4S13].  Economic gold mineralisation is centered on the area immediately surrounding and extending slightly south of Brecha Central, and around the smaller Brecha Pedro and Frontera zones.  To the west of Brecha Central, gold mineralisation extends to the Esperanza structural zone and then runs southward in that zone.  To the east of Brecha Central gold mineralisation extends to the Lama structural zone, then northward along that zone.  Gold tends to occupy a zone of elevation between 4,550masl and 4,850masl, but eastward in the Frontera area it extends up to as high as 4,930masl, while in the Brecha Central area it can extend down to 4,400masl along strong structural zones.

The silver mineralisation grossly mimics the distribution of gold but over a much broader lateral area.  In any particular zone, silver typically occurs across widths that are two to three times those of gold.  Generally, silver also occupies an elevation range that overprints the vertical extent of gold between 4,600masl and 4,880masl, with local zones along structures extending upwards to 4,950masl to 5,000masl.  The upper 150m, of the silver zone tends to average between 50g/t to-200g/t silver while grades in the lower portion of the zone tend to average between 20g/t to 40g/t.  The higher-grade silver content of the upper 150m reflects the presence of an enriched blanket of secondary silver mineralisation related to a paleo water table, while the lower grade zone beneath the blanket is primary silver mineralisation associated with pyrite and enargite.  Within the secondary blanket, the silver occurs predominantly as chlorargyrite (AgCl) and lesser amounts of idoargyrite (AgI) and minor amounts of native silver, acanthite (Ag2S), and muthmannite [(Ag,Au)Te].  The silver blanket cross cuts all other alteration and mineralisation zones and is continuous across the top of the gold-silver-copper mineralised centers.  In general, silver correlates with mercury (which occurs as calomel in the silver blanket) in the Pascua-Lama deposit, but it does not correlate well with gold.

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8.3

Sulphide Mineralisation

Other than gold and silver, copper is the only metal in the Pascua-Lama deposit that occurs in significant quantities, primarily as enargite and copper sulphates.  Although local zones of higher-grade copper can be found that are up to 1m wide and run as high as 10% copper, most copper values range between 0.1% and 0.4%.  Enargite occurs as irregular grains to massive aggregates, commonly with solid inclusions of cassiterite (SnO2) and locally containing inclusions of native gold, calaverite (AuTe2), pyrite II, stibnite (Sb2S3), muthmannite [(Ag,Au)Te], and goldfieldite [Cu12(Te,Sb)4S13].

The principal sulphide gangue minerals in the Pascua-Lama deposit include four stages (I-IV) of pyrite (FeS2) and enargite (Cu3AsS4), with very minor amounts of galena (PbS) and sphalerite (ZnS) (which are found mostly as constituents in quartz veinlets), covelite (CuS) and chalcocite (Cu2S).  Pyrite comprises approximately 88% to 92% of all sulphides, with enargite accounting for the remaining 8% to 12%.  Pyrite I, the earliest stage, is characterized by fine grained euhedral to subhedral crystal habits and is texturally homogeneous except for minor solid inclusions, which are most commonly rutile (TiO2).  Pyrite I is most prevalent on the margins of the deposit and is seldom found within the main mineralised zones, as the later pyrite types usually replace it.  Pyrite II can be fine to coarse grained with a generally irregular habit, dull to medium in luster and ranging in color from brown-green to the normal pyrite yellow.  Pyrite II (an oscillatory-zoned arsenian variety) often contains gold (see Figure 8-1) in amounts much greater than those found in the other pyrite types, with gold contents tending to increase with increasing elevation in the deposit.  Pyrite III is a brassy, sterile, medium to coarse-grained pyrite that occurs with enargite, but with a distribution that is more widespread.  Pyrite IV consists of green to brown greigite (Fe2S3) that has a fine-grained irregular habit and a dull luster.  It typically occurs in botryoidal forms in veins, and it is believed to account for less than 1.0-1.5% of total sulphides in the deposit.

8.4

Oxide and Sulphate Mineralisation

Oxide minerals found across the Pascua-Lama deposit as products of weathering or hydrothermal alteration include limonite, hematite, jarosite [K2Fe6(OH)12(SO4)4], kaolinite [Al2Si2O5(OH)4], dickite [Al2Si2O5(OH)4], diaspore [AlO(OH)], zunyite [Al13O4(Si5O16)(OH,F)18Cl], pyrophyllite [Al2Si4O10(OH)2], illite [K(H3O)Al2(Si3AlO10)(OH)2, smectite (Na,Ca).33(Al,Mg)2Si4)O10(OH)2·nH2O), chlorite, and scordite (FeAsO4·2H2O).

A wide variety of sulphates are present in the Pascua-Lama deposit.  These include the insoluble sulphates barite (BaSO4), gypsum ((CaSO4·2H2O), and anglesite (PbSO4), and an abundant suite of soluble sulphates that include szomolnokite (Fe+2SO4·H2O), voltaite [K2Fe5+2Fe4+3(SO4)12·18H2O], rhomboclase [HFe+3(SO4)2·H2O], coquimbite [Fe3+2(SO4)·9H2O], chalcanthite [CuSO4·5H2O], roemerite [Fe+2Fe2+3(SO4)4·14H2O], paracoquimbite [Fe2+3(SO4)3·9H2O], alunogen [Al2(SO4)3·17H2O], copiapite [Fe+2Fe4+3(SO4)6(OH)2·20H2O], ferricopiapite [Fe+3Fe4+3(SO4)6O(OH)·20H2O], and halotrichite [Fe+2Al2(SO4)4·22H2O].   Pascua is relatively unique among mineral deposits for its abundance and variety of soluble sulphates.  In areas of strong silicification the sulphates predominantly occur within fractures.  Where silicification is less intense, sulphates are found both in veinlets and also as disseminated replacements of some combination of sulphide minerals, alunite, illite and orthoclase.  Where large volumes of weakly to moderately silicified rock contain soluble sulphate minerals, the sulphate content can be inversely proportional to the amount of silica present.

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The occurrence of the poorly crystalline sulphates that contain high amounts of water (copiapite, alunogen, and rare halotrichite) appears to be a result of exploration activities (water migrating into the rocks from drilling, exposure of rocks on the tunnel ribs and backs to humid air ventilating the workings, the relocation of rock samples to a more humid, near-sea level environment which adversely and sometimes rapidly affects earlier more massive crystalline sulphate species, etc.).  In the sulphate assemblage present at Pascua-Lama, soluble sulphates can be divided into low, medium and high categories based on the relative solubility of each mineral.  Szomolnokite and voltaite fall into the slow solubility category.  The intermediate solubility group consists of coquimbite, chalcanthite and romerite, while the high solubility group contains the varieties that dissolve almost immediately in water (copiapite, alunogen and halotrichite).  Because the high levels of soluble sulphates in the deposit have direct implications on metallurgical recoveries (and perhaps also on waste dump stabilities), Barrick project geologists have attempted to document sulphate mineral occurrences and contents during logging of the drill core and RC cuttings.

8.5

Alteration

Alteration is intimately associated with precious metal mineralisation at Pascua-Lama.  An early advanced argillic alteration stage (AA I) consists of quartz-alunite-pyrite (QAP) haloes that are most intense around mineralising centers.  These zones coalesce to form a large zone that surrounds all of the mineralising centers.  This early advanced argillic alteration is followed by brecciation and a second stage (AA II) of advanced argillic alteration/mineralisation comprised of alunite-pyrite-enargite (APE) that forms a zone nearly coincident with the earlier zone.  Moving outwards from an individual mineralising center, alteration ranges from a central quartz zone through quartz-alunite, quartz-alunite-dickite, quartz-alunite-kaolinite, quartz-illite, illite-smectite zones, and into a propylitic zone in local peripheral diorite bodies.  Pyrophyllite is the dominant clay mineral below a depth of 4,500masl to 4,550masl, where gold mineralisation is rare.  It also occurs in narrow tabular structure zones up to an elevation of around 4,900masl.

Superimposed on the advanced argillic assemblage is a steam heated alteration stage, which on the surface consists of an east-west elongated zone centered on Brecha Central and extending eastward to the cliffs that form the surface expression of the Lama fault zone in Argentina (Figure 8-2).  Beneath the surface it persists broadly down to the 4,850masl elevation, reaching greater depths along strong structural zones.  A second steam-heated zone occurs in an arcuate pattern around the east and north margins of the large silicified zone in the Penelope deposit.  This zone, which is up to 90m wide, flares out along southwest-trending faults on its southern end.  An opaline silica (thought to represent the elevation of the hydrothermal water table in the waning stage of supergene alteration) is found at the lower margin of the steam heat alteration zone, extending to a depth of 4,750masl.

A silica cap that ranges from 100m to 325m thick occupies a position beneath the main body of steam heat alteration.  The cap is divided into three zones – an upper silica-gold zone, a middle pyrite-silica zone, and a lower pyrite-szomolnokite zone, which is the most prominent of the three and is where gold contents in the cap are the highest.  The blanket of silver enrichment mentioned previously in this section crosscuts all three zones.  The cap is generally thickest on the margins of the deposit.

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At the interface between the top of the APE sulphide zone and the overlying silica cap, deposition alternated between sulphides and sulphates due to fluctuating conditions, resulting in precipitation of alternating bands of colloform zoned pyrite and szomolnokite.

Table 8.5.1 summarises the chronology and the relationships between the various alteration and mineralisation stages at Pascua-Lama.  The assemblages shown in the table progress from older events at the bottom to younger events at the top, except for steam heated alteration, which developed throughout emplacement of the deposit.  The areas of the table with a blue background denote pre-mineral alteration, while the yellow background depicts those stages that emplaced mineralisation.  The letter groups (AKF, QAJ, etc.) indicate codes used by Barrick project geologists for mapping and logging of alteration and mineralisation.

Table 8.5.1:  Pascua Alteration Types and Chronology

Chronology	Alteration Type	Includes Assoc. Mineralised Facies
Post mineralisation	Steam heated (AKF, M)	strong, med alunite-kaolinite
	Alunite-jarosite (QAJ)	Alunite-jarosite±scorodite
Syn-mineralisation (post Brecha Central)	Silicic II	1 - Massive (SM). Texture-destructive. 2 - SiO2 1-5. Not texture-destructive
1 - Silica-gold 2 – Pyrite
All during AA II	Vuggy silica II	Pyrite-szomolnokite (PS)

	Advanced argillic II (AA II)	Alunite-pyrite-enargite (APE). Occurs in stockworks, veins & disseminated in Brecha Central & around the deposit.
Uncertain timing	Silicification	Appears as silica-gold on maps. Lower levels of deposit.
Pre-mineralisation (pre Brecha Central)	Silicic I Vuggy silica I	1 - Massive (SM). Texture destructive. 2 – SiO2 1-5. Not texture destructive
Early	Advanced argillic I (AA I)	Quartz-alunite-pyrite (QAP), early

8.6

Mineralisation and Alteration Paragenesis

The alteration and mineralisation types found in most of the mineralised centers of the Pascua-Lama deposit are similar, but the orientation of the fracture sets that provide the plumbing for the mineralising fluids at each center can be different.  Almost 98% of all structural data collected from the deposit is related to veinlets, and very few structures lack some form of hydrothermal filling.  Within each center, veinlets are found representing one or more of the seven structural sets.

Figure 8-3 (excerpted from Leonardson, et al, 2003) outlines the types, age relations, and the paragenetic sequence for the alteration, veining, and mineralisation in the Pascua-Lama deposit.  Advanced argillic alteration veinlets are shown in blue (early alteration, AA I) and yellow (late alteration and mineralisation, AA II).  Advanced argillic veinlets do not have alteration halos except where overprinted by cooler, younger silica veinlets with silica halos.  The various veinlet types summarised in Figure 8-3 are described below, from oldest to youngest.

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8.6.1

Gray Silica Veinlets (Barren)

Gray silica veinlets are the earliest of the fracture fillings, typically occurring as stockworks barren of sulphides.  These are found predominantly in granite A, in and around the Esperanza tunnel (4,764masl), and also sparingly in outcrops of granites B and C at the international border to about 450m to 500m below the surface.  These veinlets range up to 2mm to 5mm in width, and local veinlet densities can exceed 25/m across zones up to 150m wide.

8.6.2

White Silica Veinlets

These veinlets, which occur principally in the western parts of the deposit in association with illite-smectite alteration, contain milky white quartz surrounded by irregular haloes of white silica and rare pyrite.  Widths typically range from 1mm to 5mm, although locally veinlets up to 15mm wide can be found.  Veinlet frequencies generally range between 1/m and 4/m, with local occurrences up to 9/m.

8.6.3

Gray Silica Veinlets with Minor Pyrite

This second type of gray silica veinlet, which occurs throughout the deposit in association with quartz-illite alteration, contains minor fine-grained pyrite surrounded by irregular haloes of gray silica.  Veinlet widths typically range from 3mm to 5mm, but on rare occasions widths can reach 10mm.  Veinlet densities usually range between 1/m and 4/m, but can be found as high as 6/m.

8.6.4

Quartz-Pyrite and Dark Pyrite Veinlets

These structurally similar veinlets appear to have formed contemporaneously with the quartz-alunite-pyrite (QAP) early advanced argillic alteration.  The dark veinlets owe their color to the presence of fine-grained pyrite.  Veinlet widths typically range from 1 to 3mm, with local occurrences up to 30mm to 55mm.  Veinlet frequencies usually range from 1/m to 4/m, but frequencies up to 11/m can be found.

8.6.5

Alunite and Alunite-Silica Veinlets

The alunite in these veinlets is generally milky white in color.  Widths range from 1 to 3mm, with rare veinlets as wide as 10mm.  The frequency usually ranges between 1 veinlets/m to 5 veinlets/m.

8.6.6

Pyrite-Alunite Veinlets

Pyrite-alunite veinlets (which sometimes contain silica) appear to correlate with the second stage of advanced argillic alteration and mineralisation, and are the most abundant and widely distributed veinlets in the Pascua-Lama deposit.  These veinlets lack halos, and where the host rock is oxidized they are altered to alunite-jarosite veinlets.  Pyrite-alunite veinlets are variable in width, typically ranging from 3mm to 10mm wide, but occasionally reaching 20mm  to 30mm, with the largest recorded at 80mm.  Veinlet densities usually range between 1/m and 10/m, but frequencies can run as high as 21/m.

8.6.7

Alunite-Pyrite-Enargite Veinlets

These veinlets, which are part of the mineralising episode responsible for copper deposition, occupy both steep and flat structures, combining to produce the open enargite stockwork around Brecha Central.  Occasionally containing silica and often displaying banded textures indicative of repetitive episodes of emplacement, individual widths for this veinlet group usually fall in the 1mm to 5mm range.  However, in places these veinlets widen to 10mm to 30mm, and on rare occasions they can reach 500mm to 600mm in width.  Veinlet frequencies range from 1/m to 7/m.

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8.6.8

Enargite-Brassy Pyrite Veinlets

Crosscutting relationships between veinlets containing enargite and brassy pyrite and alunite-pyrite-enargite veinlets are not sufficiently clear to establish whether these two sets are contemporaneous or the enargite-brassy pyrite veinlets supersede the other set.  Veinlet widths average 3mm to 5mm, with a few falling in the range of 10mm to 40mm wide.  The frequency of occurrence of these veinlets usually ranges between 1 veinlets/m and 4 veinlets/m.

8.6.9

Brassy Pyrite-Alunite Veinlets

These copper-depleted veinlets, a small portion of which contain silica, complete the suite that comprises the zoned pyrite-enargite-brassy pyrite phase of the alunite-pyrite-enargite (“APE”) mineralising period.  Brassy pyrite-alunite veinlets range between 1mm and 7mm in width, with veinlet densities of 1/m to 5/m.

8.6.10

Pyrite-Alunite-Silver Sulphide/Silver Halide Veinlets

These veinlets cut mineralised structures belonging to the earlier APE phase, and are likely crosscut by jarosite veinlets, although this relationship is not clear.  Pyrite-alunite-silver sulphide/silver halide veinlets range from 2mm to 4mm in width, with densities running between 1 veinlets/m and 2 veinlets/m.

8.6.11

Jarosite and Jarosite-Alunite Veinlets

Jarosite and banded jarosite-alunite veinlets generally occupy larger structures (particularly in the Esperanza center), cutting all previously described veinlets.  Jarosite-alunite veinlets that lack banded textures are likely oxidized equivalents of earlier pyrite-alunite veinlets.  Average widths for this suite fall between 10mm and 30mm, with individual widths occasionally reaching 50mm to 250mm.

Stable isotope studies indicate that alunite at Pascua formed from a magmatic hydrothermal fluid.  All samples of jarosite analysed to date indicate that jarosite is supergene and almost always younger than associated alunite.  Jarosite and soluble sulphates do not normally occur together.  While jarosite formed in peripheral supergene environments, soluble sulphates were forming at the expense of sulphides and earlier-formed sulphates in the sulphide-bearing zones.

Figure 8-4 provides a more detailed summary of individual mineral paragenesis for the APE phase at Pascua-Lama.

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SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 8-1.doc

Source: CMN 2009

Gold Grains (Yellow) Included in Pyrite II Grain

Date: 09/09/09 | Approved: CE | Figure: 8-1

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BARRICK
Pascua Lama Project
Surface
Alteration
PLATE 27
NEVADA
Legend
Alteration
Silicification
Quartz-Alunite
Quartz-Alunite-Jarosite
Quartz-Alunite Kaolinite
Quartz-Alunite-Dickite
Quartz-Alunite-Pyrophyllite
Quartz-Alunite-Pyrophyllite-Jarosite
Quartz-Illite Smectite
Quartz-Illite
Quartz-Illite with Jarosite
Propylitic
Fresh to weakly propylitized
Fresh to weakly Quartz-Illite
Steam Heated
Steam Heated Over Silicification
Steam Heated Over Illite-Smectite
Steam Heated Over Illite-Fresh Rock
Section Trace
Pit Outline
Alex Tunnel (4690 Level)
International Boundary
Faults
Chile
Argentina
500 0 500 Meters
Scale 1:15,000

| | | |
|---|---|---|
| **SRK Consulting** *Engineers and Scientists* | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | **Pascua-Lama Surface Alteration** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 8-2.doc | **Source: CMN 2009** | Date: 09/09/09 · Approved: CE · **Figure: 8-2** |

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| Time | Alteration | Veinlets and their relation to alteration | |
|---|---|---|---|
| | | Emplacement (with Halo) | Filling (without halo) |
| PARAGENESIS ↓ | Propylitic<br>Quartz-illite-kaolinite,<br>(only in Esperaza) | Stockwork of gray silica | |
| | Illite, smectite, white silica | Veinlets of white silica | |
| | Quartz-illite-pyrite, gray silica + pyrite | Veinlets of grey silica (+ sulfides) | |
| | QAP Mineralization<br>Weak acid leaching | | Veinlets of fine dark pyrite<br>Veinlets of quartz-pyrite |
| | ------------------------- Pre-mineral breccias (Brecha Central) ------------------------- | | |
| | | | Veinlets of alunite |
| | Mineralization APE I | | Veinlets of alunite + pyrite II |
| | Mineralization APE II | | Veinlets of enargite-pyrite II-alunite<br>Veinlets of enargite-pyrite III (brassy) |
| | Mineralization APE II | | Veinlets of alunite-pyrite III (brassy)<br>Veinlets of szomolnokite |
| | Acid leaching | | |
| | | | Veinlets of quartz-Py-Ag (Silver Sulfide, AgCl-AgI) |
| | | | Veinlets of jarosite, banded alunite-jarosite |
| | Supergene | | Sulfates (Alunogen), jarosite & alunite |

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 8-3.doc

Source: CMN 2009

**Alteration, Veining, and Mineralisation Paragenesis**

Date: 09/09/09 | Approved: CE | Figure: 8-3

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STAGE
PRE-ORE
MAIN ORE
POST-ORE
?
ALUNITE
DIASPORE
BARITE
ANGLESITE
PYRITE
BRASSY PYRITE
ENARGITE
CASSITERITE
STIBNITE
CALAVERITE
ELECTRUM
?
NATIVE GOLD
MUTHMANNITE
GOLDFIELDITE
FAMATINITE
CuSnZnS (unknown)
CuBiSbS (unknown)
GREIGITE
LUZONITE?
TETRAHEDRITE-
TENNANTITE
BiCl (unknown)
MARSHITE
MIERSITE
IODYRITE
CERARGYRITE
NATIVE SULPHUR
ARSENOLITE
CINNABAR
SILVER SELENIDES
CALOMEL
ALTERATION
QUARTZ
LEACHING

| SRK Consulting — Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | **APE Stage Paragenesis** | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 8-4.doc | **Source: CMN 2009** | Date: 09/09/09 | Approved: CE | **Figure: 8-4** |

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Exploration

9.1

Barrick Exploration

After Barrick’s acquisition of LAC in August 1994, CMN’s exploration activities in the Pascua and Lama sectors of the Nevada project increased significantly.  During the 1994-1995 field season, an intensified drilling program commenced to focus on definition of the mineralisation in the Esperanza area.  A total of 30 surface diamond drill core holes (4,848m) and all but nine of 167 RC holes (31,219m) were drilled into Esperanza.  The nine other holes were drilled to the east of Esperanza, and several of these began to test the area along the west and south margins of Brecha Central.

Drilling accelerated in 1995-1996, with the completion 42,690m in 163 RC holes and 2,331m in 18 surface diamond core holes.  A total of 126 RC holes and 12 diamond core holes were drilled into the Quebrada Pascua area, testing the mineralisation in and around Brecha Central, Brecha Sur, and Brecha Pedro.  Just before the end of the field season in April 1996, the portal for the Alex Tunnel was installed at the 4,680masl.  On the Lama side, Barrick acquired an option to the western portion of the Lama sector in October 1995 from Sociedad Arballo-Pinto, and exercised that option in March 1996.  Drilling during this period included two holes (DDH-96-L1 and DDH-96-L2), which together totalled 368m.

The amount of diamond core drilling in the Pascua sector increased substantially during the 1996-1997 field season to approximately 15,500m in 25 holes, which included seven holes drilled for geotechnical purposes.  RC drilling totalled 26,800m in 93 holes.  While work again focused on the Brecha Central, Brecha Pedro and Brecha Sur areas, some drilling also extended west of Brecha Central to the border with Argentina.  No drilling was done in the Lama sector, but plans were formulated for an initial pass of RC drilling totalling 13,000m.  Barrick’s published proven and probable ore reserves for the Pascua project as of December 31, 1996 were 172,047,000 short tons at an average grade of 0.059oz/t gold (10.069Moz).  Work intensified to define the resources in the Pascua sector in the fall of 1997 and continued through 2000.  Surface RC and diamond drilling continued to push east towards the Lama sector and the border with Argentina.  The workings on the Alex Tunnel level were extended from the portal eastward in a system of drifts and crosscuts for a distance of approximately 4km, providing underground exposures of the various mineralised fracture systems, breccia and intrusive bodies, and other mineralised lithologies intersected by surface drilling.  Channel sampling and geologic mapping of the underground workings provided data and information for the updating of the geologic interpretations and computer block models used for resource estimation.  Drifting in the Alex Tunnel resumed in late 1998 from the international border, eventually breaking through on July 7, 1999.

In the Lama sector, surface drilling during the 1997-1998 field season commenced in the portion of the Lama deposit that was controlled by Barrick.  In total, ten surface RC holes totalling 4,124m were completed in what is now known as the Frontera zone.  Further to the east, on ground controlled by Empresa Minera Comsur (Comsur), under the terms of an option agreement Barrick drilled an additional 9,540m in 30 surface RC holes.  Comsur independently drilled a single hole (DDH-19) in early 1997 to a depth of 63m.  During the following field season, drilling activity on both the Barrick and Comsur portions of the Lama sector increased significantly.  A total of 23,289m of RC drilling and 6,830m of HQ- and NQ-diameter core drilling was completed in the Barrick-controlled portion, with the main focus on the Frontera zone.  In the Comsur-controlled area, drilling totalled 23,146m of RC and 4,000m of surface HQ- and NQ-diameter core.  The majority of this drilling occurred about one kilometre east of Frontera in the Morro Oeste area and the Penelope area approximately 5km to 6km southeast of Frontera.

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Drilling activity in 1999 and 2000 again increased significantly.  Driving of the Alex Tunnel in 1999 provided year-round underground access and opened up a significant portion of the Pascua-Lama deposit for exploration and delineation by underground diamond drilling.  A total of 50,097m of core drilling in 162 holes were completed, with all except 30 holes drilled from underground stations.  Fifty-one RC holes totalling 16,619m were also drilled, along with five geotechnical holes totalling 229m.  In addition to the drilling, underground work included geologic mapping, channel sampling for mineralisation characterisation, and also channel sampling and bulk sampling for metallurgical testing.

Surface exploration activity in the Lama sector remained high through the 1999-2000 field season with the completion of 40,107m of RC drilling and 25,340m of diamond coring.  Zones or targets drilled included Morro Oeste and Norte, Morro Comsur, Frontera and Lower Frontera, the Pascua Fault extension (controlled by Comsur), and the Penelope Este and Penelope Oeste zones.  The following year, activity was reduced significantly, with a total of 6,246m of RC drilling and 8,351m of diamond core drilling completed.

In the season 2005-2006, the drilling activities were initiated to define some condemnation areas and characterize the rocks for geotechnical conditions in the future mine infrastructure location.

9.2

Interpretation

The exploration and targeting of the mineralised zones at Pascua-Lama as been well investigated by surface mapping and sampling, surface drilling (both RC and DDH) and underground mapping, sampling and diamond drilling.

SRK is of the opinion that the distribution of lithologies, alterations and mineralised zones is well-understood by Barrick personnel for this stage of the Project and that this understanding is commensurate with accepted industry standards for this size and type of deposit.

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Drilling

10.1

Type and Extent of Drilling

Drilling at Pascua-Lama has been conducted by four separate companies since the discovery of mineralisation in 1977.  These include St. Joe under its subsidiaries CMSA, CMN and CMA subsidiaries, Bond Gold International under its acquired CMN subsidiary, LAC under its acquired CMN subsidiary, and Barrick under its CMN and BEASA subsidiaries.  Drilling methods used for exploration include conventional down-the-hole (DTH) drilling, conventional rotary drilling, RC drilling and surface and underground diamond core drilling.  The breakdown of these methods, by company, is as follows:

•

St. Joe surface diamond drilling (NQ- and BQ-diameter core), and underground diamond drilling.  (AW-diameter core);

•

Bond underground diamond drilling (BW-diameter core); Conventional Failing DTH drilling (115mm diameter);  RC drilling (108mm diameter);

•

LAC surface diamond drilling (NW-diameter core); RC drilling; and

•

Barrick surface and underground diamond drilling (HQ- and NQ-diameter core); RC drilling.

Much of the upper 300m in the deposit has been drilled from the surface by vertical DDH and RC holes or clusters of angle holes that fan outwards from individual drill sites.  This has resulted in more tightly-spaced data just below the drill sites near the surface which grade rapidly into sparser data concentrations in the areas between drill sites.  With depth, data spacing becomes more uniform due to the geometry of the overall drill hole pattern.  According to Barrick geologists, many holes were lost at or near the 4,600masl elevation, and this difficulty in sampling the lower portion of the deposit contributed significantly to the decision to drive the Alex Tunnel at the 4680masl elevation.  The flatter holes drilled from the Alex Tunnel have provided essential definition of the high-angle structures in the deposit, and has greatly improved the interpretation of the geology of the deposit in the third dimension.

10.1.1

Procedures

The logging procedures and logging quality have evolved and improved over the life of the Project.  Since acquiring the Project, Barrick has made a concerted effort to improve logging quality.  During the period of intense exploration activity in 1999-2000, the Barrick exploration staff in charge of conducting the underground drilling from the Alex tunnel standardized the recording of geologic data between the Pascua and Lama portions of the deposit.

The logs contain standard descriptions of lithology, structure, alteration, and mineralisation, and qualitative estimations of alteration/silicification intensity and sulphide, oxide, and sulphate mineralisation content by type.  A PIMA infrared spectrometer was used to aid in the identification of alteration mineralogy.  Detailed structural logging and geotechnical data collection was done by Barrick technicians and Golder Associates.  Barrick also photographed all core prior to geologic and geotechnical logging.

A new methodology of logging using the GVMapper software was recently incorporated utilising all the Pascua-Lama standard description and lithology codes.

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10.2

Drilling Results

10.2.1

Interpretation

Based on the history shown above, over the life of the Project, approximately 114,815m of diamond drilling and approximately 241,038m of RC drilling has been completed.

The gold mineralisation at the Project is interpreted to be controlled by a series of near vertical structures with a wide range of strike directions.  The majority of the drillholes are steeply inclined in a wide range of strike directions orthogonal to the mineralised structures.  Because of these geometric relations, the drillhole sample lengths do not represent true thickness of the mineralisation.  In general, the sampled length is greater than the actual length of mineralisation.

SRK examined split cores from seven diamond drill holes at the Project site.  Logging procedures were also examined.  The drilling campaign to date is extensive and quite a significant database has been generated during the various campaigns.

Based on the small selection of diamond holes examined, SRK did not find material differences between the logs and the features seen in the remaining core.  The procedures used and logging practices employed, would indicate that the database appears to be adequate for use in modeling applications.

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Sampling Method and Approach

11.1

Sampling Methods

11.1.1

Surface Outcrop/Trench Sampling

Sampling of surface rock outcrops and trenches excavated to expose bedrock was performed manually.  No written sampling protocol existed for this sampling, which mainly took place during the early years of exploration prior to Barrick’s involvement.  The typical sample size (weight) is also unknown.  Information in the database used for resource modeling indicates that the sample lengths typically ranged from less than 1.0m to less than 6.0m, and averaged 1.84m.  Similarly, because of the early nature of these samples, the procedures for handling, preparation, and analysis of these samples is uncertain.

11.1.2

Underground Channel Sampling

Channel sampling and/or chip sampling was done for nearly all-underground workings driven on the Project.  Little is known about the protocols observed during sampling of the earliest tunnels (Esperanza, Frontera, Maria, Nevada and Alan).  The majority of the channel sample data that contribute to the estimation of Pascua-Lama mineral resources comes from the Alex Tunnel on the 4,860masl elevation, which was driven between late 1996 and 1998 after Barrick’s acquisition of the Project.  In addition to providing assay data for estimation of mineral resources, the Alex Tunnel channel sampling was critical to the characterisation of material types for metallurgical testing.  Channel samples also contributed heavily to the make-up of metallurgical composites.

Channel sampling in the Alex Tunnel reportedly closely followed advance of the individual headings.  Sampling was performed by two-man sampling crews using a pneumatic chipping hammer, with 20cm-high by 10cm-deep channels cut horizontally in both ribs and working faces approximately halfway between the sills and backs of the workings.  The resulting samples were approximately 15kg in average weight.

11.1.3

RC Drill Sampling

The first RC drilling on the Project was under the direction of LAC and consisted of relatively small-diameter (108mm) holes.  The sampling of RC drill cuttings for assay reportedly followed generally accepted industry practices, where samples were taken every 1.0m during drilling, and collected and bagged at the drill rigs after being reduced using either rotary splitters or conventional riffle splitters.  The RC drilling undertaken by Barrick since 1994 was sampled on 1.0m intervals.  Sample homogenisation and splitting took place in the sample preparation area, not at the drill pad, in order to assure that samples were well-mixed before splits were made.

11.1.4

Diamond Drill Core Sampling

Diamond drilling has been an integral part of the sampling of the Pascua-Lama deposit since its discovery in the late 1970’s.  Up until 1988, only diamond drilling was done, with surface holes recovering NW or NQ-diameter core, and underground drilling from tunnels recovering smaller diameter core (AW, BW, or BQ).  The use of AW-diameter core (drilled only during the 1983-1984 field season by CMN) was abandoned thereafter due to unacceptable core recoveries.  Since 1988, most diamond core holes drilled have been HQ or NQ when drilled from the surface and NW or NQ when drilled from underground stations.

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Core samples were collected on 1.0m down-hole lengths except where geologic contacts or visual breaks in mineralisation type were noted, in which case sample lengths could be less than 1.0m or between 1.0m and 2.0m.  Initially, drill core was split longitudinally for assay using diamond saws.  However, this practice was stopped after it was discovered that the cuttings generated while sawing well-mineralised core contained significant amounts of sulphides, and thus possibly also gold, particularly where alunite-pyrite-enargite (APE) veins were present.  Additional concerns centered on the loss of water-soluble sulphate mineralisation.  After hole DDH-182, conventional hydraulic or manual core splitters were used in order to help avoid the possible loss of gold during the core splitting process.

11.1.5

Material Density

More than 4,000 individual density determinations were done using the water immersion method on wax-covered samples, the majority of which were taken from diamond drill core.  Density determinations that are based on the standard waxed core/water immersion method and which were performed on material that does not have a wide range of sulphide content form a solid basis for the assignment of material density values in resource block modeling.

Barrick’s most current resource modeling efforts have assigned density values to each sample interval based on the alteration type code for the interval, as follows (Table 11.1.5.1).

Table 11.1.5.1:  Density Values Base on Alteration Type

Alteration Type	Alteration Code	Density (g/cm3)
Unaltered	1	2.50
Propylitic	2	2.50
Sericite	3	2.50
Illite	4	2.57
Illite-Smectite	5	2.57
Kaolinite	6	2.58
Dickite	7	2.58
Pyrophyllite	8	2.58
Alunite	9	2.55
Jarosite	10	2.53
Silica	11	2.47
Opaline Silica	12	2.47
Steam Heated	13	2.29
Ak-Overprint	14	2.29
Others	N/A	2.52

11.2

Factors Impacting Accuracy of Results

SRK is of the opinion that the sampling methods and approach are generally in accordance with industry standards for this type of deposit.

However, while the reasons for questioning and changing the practice of sawing the core for sampling (losing fines with mineralisation) is relevant, there are other factors that SRK considers to be even more important.  These would be uneven sample sizes from using a hydraulic splitter and incorrect positioning of core for splitting.  In a deposit such as Pascua-Lama where there are definite mineralisation trends and events evidenced by seven principal veinlet orientations, care must be taken in placing the core to be spit in order to not bias sample representativity.

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Of course, this is not an issue with the RC holes, but diamond cores represent approximately one-third of all samples taken.

11.3

Sample Quality

Assuming that the drill hole samples were generally taken based on the sample protocols placed in effect by Barrick after acquiring the Project, SRK considers the overall quality of the samples taken during Barrick’s drill campaigns to be of a good standard and in accordance with generally accepted industry best practices.

11.4

Sample Parameters

The collection of samples from the RC and DDH drill holes were based on a sample interval of 1m measured along the drill hole trace.  This is considered an appropriate sample length for gold deposits such as Pascua-Lama.

11.5

Relevant Samples

SRK is of the opinion that the samples taken at Pascua-Lama, particularly during Barrick’s ownership, are generally representative of the mineralization present in the ore body as understood to date and should be adequate for geological modeling and mineral resource estimation and classification purposes to a feasibility level.

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Sample Preparation, Analyses and Security

12.1

Sample Preparation and Assaying Methods

The Pascua-Lama deposit is transected by the Chile/Argentina border that runs along the crest of the Andes.  Thus, for logistical and political purposes, exploration drilling, sampling, sample preparation, analyses, and sample security activities were separate and distinct for the Pascua and Lama portions of the deposit until the 2001-2002 field season.  Sample preparation and analyses for the Pascua side were managed out of La Serena, Chile, while similar activities for the Lama portion of the deposit were conducted out of San Juan, Argentina.

On the Pascua side, sample preparation initially was done by Geoanalitica in La Serena.  The sample preparation procedures used by St. Joe/CMSA and CMN prior to LAC’s acquisition of the Project are unknown, although all St. Joe/CMSA samples reportedly were prepared at St. Joe’s in-house laboratory facility in La Serena, Chile.

During LAC’s tenure as owner of CMN and the Pascua project, sample preparation was moved to the exploration camp at the Project site.  The sample preparation protocols in place at the on-site facility are as follows:

12.1.1

Surface/Underground Channel and Diamond Drill Core Samples

•

Split core and/or 6 to 8kg channel sample (6ft maximum size) jaw crushed to 95% minus-½in, then roll crushed to 95% minus-16 mesh;

•

~8kg roll crushed to 95% minus-16 mesh, then quartered by passing through ½” riffle splitter to ~500g; and

•

250g split from ~500g, dried at 105º, then pulverized to minus-150 mesh for assay.

As part of its review (MRDI, 1994), MRDI recommended that CMN revise its sample preparation protocol in response to duplicate sample analysis results that indicated possible problems with the procedures used up to that time, specifically the relatively small amount of material pulverized (250g).  CMN subsequently made revisions, resulting in the following protocols, with revisions shown below.

12.1.2

RC Samples

•

Samples from drill rigs (~32kg) were dried at 60ºC, homogenized, and split once to ~16kg, with ~16kg duplicate retained every 20th sample for duplicate analysis;

•

~16kg primary sample was homogenized and split, retaining one sample (minimum 8kg) for further preparation; rejects were stored at exploration camp site;

•

8kg primary sample was dried at 60ºC and crushed to 95% minus-10 mesh (Rhino-type 5in x 7in jaw crusher, cleaned between each sample with compressed air); Crushed sample was then homogenized and split in 4 passes through Jones-type riffle splitter to 1kg; reject material (~7kg) was retained and stored at exploration camp site; and

•

1kg primary sample was pulverized (LM-2 type unit) to 95% minus-150 mesh (pulverizer cleaned between each sample with sterile quartz sand and compressed air); one 250g split was sent for assay and a 750g pulp reject retained.

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12.2

Sample Analysis

No documentation is available regarding the sample analysis procedures used during the tenure of St. Joe/CMSA/Bond Gold International on the Pascua project.  During LAC’s tenure, all primary analyses were done at CIMM’s Santiago laboratory facility, using a combination of aqua regia digestion with MIBK organic back extraction and atomic absorption (AA) finish, and conventional fire assay with gravimetric finish.  In some cases where initial aqua regia analysis indicated gold contents in excess of 1.0g/t, follow-up fire assays were run.  As reported by MRDI during its 1994 review of the Pascua project, approximately 50% of the more than 50,000 gold analyses in the Pascua database were fire assay data.  After Barrick acquired the Project, all samples were analysed by fire assay.

On the Lama side, because the exploration activities were run out of the Barrick office in San Juan, Argentina by different personnel, samples were sent to the laboratory operated by Bondar Clegg (“BC”) in Santiago for gold, silver, and copper determinations.  The procedures used by BC for all analytical work are described as follows:

•

All initial gold determinations for all samples submitted were by fire assay, using a 50g charge and an atomic absorption spectroscopy (“AAS”) finish.  Samples that assayed 5.0g/t Au or greater, the samples were rerun by fire assay using a gravimetric finish.  Samples falling in the >3.0g/t gold <5.0g/t gold range were rerun using the initial method; and

•

Copper and initial silver analyses were by four-acid digestion followed by AAS finish.  Silver analyses returning values >50g/t, the analyses were repeated using fire assay with a gravimetric finish.

12.2.1

Sample Security

All samples remain in the possession of CMN employees during transport from the drill rigs and/or sample sites (surface trenches and underground workings) to the on-site and third party preparation facilities.  Transfer of pulps from the sample preparation facilities to the CIMM laboratory in Santiago was by either common carrier in sealed containers or by CMN, Geoanalytica, or Acme employees.

12.3

Interpretation

SRK is of the opinion that the procedures and methodologies written by Barrick for the CMN project in terms of sample preparation, analyses and security are in general keeping with accepted international standards for this type of project.

Sampling procedures and preparation methodologies were first reviewed following Barrick’s control of the Project by MRDI in 1994.  This also included a heterogeneity test to determine sample sizes and noted areas for improvement.  These recommendations were implemented by Barrick personnel.

In 2008, Barrick contracted an independent consultant to assess the protocols needed for future blasthole sampling during the production period.  SRK reviewed this document entitled: “Review of Gold Heterogeneity, Sampling Protocols and Necessary Sampling Systems for the Pascua-Lama Project”, May 2008.

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Independent reviews of protocols and methodologies have been periodically reviewed during the exploration phases and necessary adjustments made in order to assure adequate sampling representation and control.

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Data Verification

13.1

Quality Control Measures and Procedures

No documentation is available to verify the existence of a standard QA/QC program at Pascua prior to LAC’s tenure on the Project.  The earliest record of a program is found in a report issued by Mine Resources and Development Inc. (“MRDI”) in November 1994, as part of its review of the Pascua project.  The program in place at the time consisted of insertion of three blind standards developed from Pascua drill hole rejects every 20 to 30 samples that were submitted to CIMM for assay.  No mention is made in the MRDI report of the existence or submission of barren pulp standards or other form of “blank” sample.

The QA/QC program put in place after Barrick’s acquisition of the Pascua-Lama deposit included the submission of pulp duplicates every 20th sample to CIMM in Santiago and BC in La Serena for Lama samples; to Acme and BC for Pascua samples.  Pascua coarse reject duplicates were sent to Geoanalytica for analysis and Lama duplicate coarse rejects were sent to CIMM in Santiago.

On the Lama side, an internal Barrick audit of the 1998 Lama Comsur drilling program described the collection of field duplicates every 20th sample for blind submission to the sample preparation facility, the insertion of a field blank every 40th sample, and submission of pulp duplicates to three independent laboratories.  The latter procedure, in conjunction with laboratory internal duplicate analyses, was used as a substitute for the submission of standard samples, as no standards were reported to be available.

QA/QC was reviewed on an ongoing basis by an independent consultant to Barrick (Smee, 2000) during the period 1998-2001.  Adjustments to protocols were made where considered necessary.

The QA/QC control of the samples of the 2005-2006 drilling season was made under QA/QC Barrick Corporate guidelines and in keeping with Barrick’s independent consultants’ recommendations.  In a batch of 75 samples, 9 control samples were inserted, divided between standards, blanks and duplicates.  The results were mostly accepted. (Table 13.1.1)

Table 13.1.1:  QA/QC CMN Standards and Corporative Standards

Controls	Type	CMN Controls	Corporate Standards
Standard	3		5% (3 a 4)
Blank	2 (+ 1 quartz)		2% (2)
Duplicates	Hole	3	5% RC (3 a 4), 2% DC (2)
	Reject	-	-
	Pulp	-	5% (3 a 4)

SRK checked the sample trail of approximately 200 samples selected at random from holes included in the database of original and duplicate samples that SRK chose to review while at the Barrick offices in La Serena.  Samples were originally identified in the geologic logs, the mineralization notes reviewed, the laboratory analyses certificated checked and the entry into the database also checked.  Only one error was found during this review process.  SRK considers that, while this is a relatively small selection of data for review, it should be generally representative of the validity of the database that was used in the geologic modelling and resource estimation, and that the database is considered to be sufficiently valid for these purposes.

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SRK selected a portion of the drill hole database between February and October, 1999, in order to check the QA/QC control of the pulp duplicates and the coarse reject duplicates.  The database was filtered and only paired the original samples with their respective duplicates.  These were further separated into RC drill holes and DDH drill holes.  It should be noted that no filtering of outliers was made in the graphs shown in Figures 13-1 to 13-6.

Besides the comparisons shown in Figures 13-1 to 13-6, comparisons were also made of the coarse reject duplicates with the original samples.  The results of the comparisons, in general, show a good correspondence between the original samples and the duplicates.  The relative differences between the originals and duplicates of the DDH holes are slightly higher than for the RC holes.  The reason for this is not clear, but could be due to the larger sample size for the RC holes.  Barrick’s independent consultant for the QA/QC matters (Smee, 2000), is of the opinion that the difference may be due to the fact that more DDH holes were drilled into known mineralised areas where there was a greater chance of encountering coarse gold.  This is also a plausible reason, but the possibility also remains that some coarse gold is lost during the RC drilling.  Regardless, the results appear to be within acceptable limits.

The QA/QC reports for standards and blanks that were inserted into the sample batches were also reviewed and found to be within acceptable ranges according to international standards of practice.

13.2

Limitations

No documentation is available to verify the existence of a standard QA/QC program at Pascua prior to LAC’s tenure on the Project.  The earliest record of a program is found in a report issued by MRDI in November 1994, as part of its review of the Project.  The program in place at the time consisted of insertion of three blind standards developed from Pascua drill hole rejects every 20 to 30 samples that were submitted to CIMM for assay.  No mention is made in the MRDI report of the existence or submission of barren pulp standards or other forms of a blank sample prior to 1994.

13.3

SRK Conclusion

In SRK’s opinion, except for the lack of submission of blank samples (prior to 2005) to the sample preparation facility and blank pulps to the primary assay lab, the structure of this QA/QC program was in accordance with accepted industry best practices.

Based on the check made by SRK of a portion of the QA/QC database, results show that the sampling, preparation and analysis of samples is being carried out in an acceptable manner in keeping with recognised industry standards of practice.  It is noteworthy that in the Feasibility Study (Fluor Techint, 2009), no specific QA/QC statistical analyses conducted were mentioned.  It appears that it is merely a compilation of the QA/QC work performed by Barrick over the years – specifically the methodologies used for sample collection, preparation, analyses and QA/QC samples submitted to the laboratory.

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Pulp Correlation Original CIMM vs Duplicate ACME, RC
Au (ppb)
Au(ppb) in duplicate
Au(ppb) in Original
0
2000
4000
6000
8000
10000
12000
14000
+ 50%
+ 20%
- 20%
- 50%

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 13-1.doc

**Pulps – Original vs. Duplicate (CIMM vs. ACME) – Au - RC**

Date: 09/09/09 | Approved: CE | **Figure: 13-1**

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Pulp Correlation Original CIMM vs duplicate ACME, DDH
Au (ppb)
Au (ppb) in duplicate
Au (ppb) in original
+ 50%
+ 20%
- 20%
- 50%
0
5000
10000
15000
20000
25000
30000

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 13-2.doc

**Pulps – Original vs. Duplicate (CIMM vs. ACME) – Au - DDH**

Date: 09/09/09 | Approved: CE | **Figure: 13-2**

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Thompson -Howarth Precision vs Concentration
RC vs DDH
Original CIMM vs Duplicate ACME
Pulp
Precision (%)
100
90
80
70
60
50
40
30
20
10
0
0
1000
2000
3000
4000
5000
6000
7000
Concentratión, Au(ppb)
RC
DDH

| | | |
|---|---|---|
| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | **Thompson & Howarth Plot, Original vs Duplicate - Pulps, RC vs DDH - Au** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 13-3.doc | | Date: 09/09/09 · Approved: CE · **Figure: 13-3** |

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Pulp Correlation Original CIMM vs Duplicate ACME, RC
Ag (ppm)
+ 50%
+ 20%
- 20%
- 50%
Ag(ppm) in duplicate
Ag(ppm) in Original
0
100
200
300
400
500
600

| | | |
|---|---|---|
| SRK Consulting<br>Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | **Pulps – Original vs. Duplicate (CIMM vs. ACME) – Ag - RC** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 13-4.doc | | Date: 09/09/09 · Approved: CE · **Figure: 13-4** |

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Pulp Correlation Original CIMM vs Duplicate ACME, DDH
Ag (ppm)
+ 50%
+ 20%
- 20%
- 50%
3000
2500
2000
1500
1000
500
0
Ag(ppm) in duplicate
0
500
1000
1500
2000
2500
3000
Ag(ppm) in Original

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Pulps – Original vs. Duplicate (CIMM vs. ACME) – Ag - DDH | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 13-5.doc | | Date: 09/09/09 | Approved: CE | Figure: 13-5 |

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Thompson -Howarth Precision vs Concentration
RC
CIMM-ACME vs CIMM- BONDAR
Pulp
Precision (%)
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0
20
40
60
80
100
Concentratión, Ag(ppm)
RC (CIMM- ACME)
RC (CIMM-BONDAR)

| | | |
|---|---|---|
| SRK Consulting<br>Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | Thompson & Howarth Plot,<br>Original vs Duplicate - Pulps,<br>RC - Ag |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 13-6.doc | | Date: 09/09/09 · Approved: CE · Figure: 13-6 |

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Adjacent Properties

The Veladero mine is in production and is adjacent to the Pascua-Lama property and 100% operated by Barrick, (Barrick, 2009).  Valedero is owned 10% by the San Juan Provincial mining agency (IPEEM) and 90% by Barrick, (Personal Communication, 2009).

The mineralisation on the Veladero property is not necessarily indicative of the Project mineralisation.

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Mineral Processing and Metallurgical Testing

15.1

Metallurgical Testing

An overview of the principal test work campaigns carried out since Barrick’s involvement with this Project in 1994 are described in this section.  Key results from that work used for the current process and plant design are provided.

15.1.1

Testing History and Major Campaigns

1994: Barrick takeover of LAC; gold resource in oxide material investigated both heap leach and conventional mill processing; drill holes and bulk samples used.

1996: Additional oxide and Refractory mineralisation in the Quebrada de Pascua area identified; comprehensive test program developed to investigate the Refractory material.  Three bulk composites: CHAL (chalcanthite), HSFE (High Soluble Iron), and ENAR (Enargite) based mainly on copper head grades and distinguishing between oxide and sulphide materials, were prepared from rejects from individual sample intervals situated within 350m of the surface in 23 RC (RDH) holes.

1997: Alex Tunnel development provided access for metallurgical sampling in the deposit’s deeper and more refractory portions.  Forty-seven sulphide samples and 23 oxide samples were collected from the ribs of the Alex Tunnel to identify zones from which bulk samples could be collected for pilot plant test work.

1998: Comprehensive characterisation program based on approximately 800 drill hole sample pulps by bottle roll analysis and approximately 25,000 individual exploration RC sample pulps by test tube shake test analyses for gold and silver recovery and multi-element testing.  Iron contamination suspected in some samples due to poor castings in sample pulverizers used for preparation for pulps for gold and silver assays.  To confirm and quantify the suspected contamination and to check that gold and silver assays were not affected, coarse rejects corresponding to pulps believed to be contaminated were retested.  These confirmed iron contamination and concluded gold and silver assays were not affected.  Additional drill hole samples (approximately 2000) were analysed for mercury, bringing the total close to 27,000.

1998: Pilot plant testing at Lakefield Research in Canada on bulk samples of 90t to 100t taken from additional channel cuts in the ribs of the Alex Tunnel workings: two sulphide samples (PP1 2.6g/t Au, 22g/t Ag and PP2 3.0g/t Au, 24g/t Ag), one sample of Non Refractory oxide with low iron (PP3 1.7g/t Au, 18g/t Ag).  A bulk sample of oxide material from the surface in the Esperanza area (3.3g/t Au, 52g/t Ag) was used for two pilot plant runs (PP4 and PP5).  Portions of these pilot plant bulk samples were sent to Fuller Company for grinding test work.  Three bulk samples were collected from sulphide stock work mineralisation in the eastern portion of the Alex Tunnel workings (grade range 1.2g/t Au to 2.5g/t Au and 4g/t Au to 12g/t Ag).

1999:  Supplementary samples to provide extended metallurgical coverage across the deposit were collected from drill holes from the Lama, Moro Este, Moro Oeste, Frontera, Lower Frontera, and Penelope areas.  Two sulphide composites from channel sampling in the Alex Tunnel were collected for conducting ore washing tests prior to milling.  Twenty-three channel samples from the Alex Tunnel ribs were used to select additional Non-Refractory material for vertical roller mill (VRM) testing at vendor facilities: Krupp Polysius, FFE Minerals, and Loesche.  Sixty samples were collected for SPI and Bond Work Index test work: four of these samples were from the Esperanza area and fifty-six from the Alex Tunnel.

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2000/01:  Channel sampling of the ribs of the 4,810m level tunnel was completed for characterisation of gold, silver and copper.

2001/03: Twenty one-tonne samples (“DB” series) obtained from the 4,680m level in Alex Tunnel and two additional oxide bulk samples collected from the surface, were placed in drums and sent to Lakefield Chile in Santiago for testing.

2005:  Channel samples from the Alex Tunnel and Esperanza Surface area were taken for wet autogenous grinding pilot test work, additional flotation and soluble copper recovery testing.

2007:  Six samples of 0.5t to 1.5t each were obtained from locations in the Alex Tunnel to represent predominant mineral types and lithologies for flotation testing to generate potential plant products for rheological characterisation.

A list of the principal test work and specialist consultant reports on this deposit since 1994 are summarised in Table 15.1.1.1.

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Table 15.1.1.1:  Metallurgical Reports on Pascua-Lama and Esperanza Ores Since 1994

Test Work Carried Out by:	Date reported:	Objectives of the Test Work:	Comments:
Hazen Research; Amtel	1994 to 1995	Investigations for oxide ore treatment	McPherson abrasion and work index, gravity, leach kinetics.
CIMM, Lakefield Chile	1994 to 1995	Pilot testing (Non-Refractory) ores	Grinding and carbon-in-leach.
Lakefield Research, Canada	July 1998	Characterisation work by cyanide soluble gold, silver, copper and iron; acid soluble copper and iron; total gold, silver, copper, iron and sulphur.	27,000 sample ore characterisation program for metallurgical and mineralogical responses; determines classification criteria for process options.
Lakefield Research, Canada	October 1998	Bench-scale testing ore characterisation; pilot plant testing (sulphide and oxide ores).	Pascua and Esperanza bulk composites for pilot testing. Investigations of dry grinding prior to hydrometallurgical processing.
Lakefield Research, Canada	June 2002	Review of the metallurgy of the Pascua-Lama deposit	Assess mineralogy, grinding flow sheets, including wet grinding, CCD wash configurations, flotation, cyanidation, gravity.
JR Goode and Associates	July 2002	Tertiary crush – wet grind process option	Metallurgical and physical testing and comparative cost assessment of various flow sheets
SGS Lakefield Research, Chile	February 2003	Flow sheet development particularly wet grinding configurations and determine corresponding gold, silver and copper recovery characteristics.	Grinding and washing control tests with various unit process step change; assess ball wear rates in grinding slurries; flotation and cyanidation responses.
CIMM	September 2005	Pilot testing program of wet milling circuits including autogenous mill and ball mill	Configuration considered for the Project.
SGS Lakefield Research Chile S.A.	October, 2005	Grinding hardness characterisation	Oxide and sulphide samples: JK Drop Weight, SMC Drop Weight Index tests, SPI tests, Bond abrasion, rod and ball work indices.
AMMTEC	November 2005	Autogenous media competency testing	Pascua oxide ore samples
Oreway Mineral Consultants (OMC)	November 2005	ABC circuit design and mill sizing	Using piloting data and ore characterisation reports
Steve Morrell Comminution Consulting (SMCC) Pty Ltd, and Addendum	November, 2006	Sizing of the Pascua-Lama Grinding Circuit	Review of pilot test program results; recommendation mill sizes for the comminution circuit; assess circuit performance for oxide (Non-Refractory) and sulphide (Refractory) ore types.
CyPlus GmbH,	November, 2005.	Evaluate treatment options to reduce weak acid dissociable (WAD) cyanide to meet compliance requirement and operating targets.	Use of SO2/air and peroxygen-based technologies for treatment of Pascua-Lama final tailings slurry.
Jenicke and Johanson Chile,	September 2006 to January 2007	Crushed ore flow characterisation and material handling configurations.	Review and recommendations for primary crusher ore silos and coarse ore stockpile for crushed Pascua ore.
SGS Lakefield Research Canada	January 2007	Mineralogical investigations on oxide ore	Mineralogy, particularly to identify acid consuming phases.
SGS Lakefield Research Canada	May 2007	Recovery characterisation of gold, silver and copper from Pascua-Lama ores

Further investigations to optimise grind/wash conditions and influence on downstream cyanidation and flotation processes; assess alternative flotation circuits compared to base case for design; investigate conditions that improve Refractory ore metal recoveries.

SGS Lakefield Research Canada	February 2008	Removal of iron and copper from ground ore washed solutions	Investigate process options for possible recovery of soluble copper contained grind / wash solutions.

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15.2

Metallurgical Samples for Testing

Total metres of drill and channel metallurgical samples taken accounts for 22% of the corresponding Non-Refractory metres for the overall drilling program and 37% of the Refractory metres as shown in Table 15.2.1.  Although the proportion of Refractory ore in drilling is about one third of the total, the higher proportion of Refractory drill core and channel samples selected for metallurgical testing (about a half) reflects the complexity in the metallurgical and physical characteristics of this ore type and the increased difficulty in determining an effective processing strategy.

Table 15.2.1:  Sampling Metres and Grades Compared to Resource Drilling and Mine Plan

Ore type	Drill and Channel			Total Metallurgical Samples			Mine Model end Y2008
	Metres	Au g/t	Ag g/t	Metres	Au g/t	Ag g/t	Au g/t	Ag g/t
Non-Refractory	47,000	2.2	77	10,400	1.5	41	1.3	56
Refractory	26,900	3.6	67	10,000	3.4	37	1.9	51
Total	73,900	2.7	73	20,400	2.4	40	1.5	54

The average gold grade from the metallurgical samples for Non-Refractory ore (1.5g/t Au) is close to the LoM gold grade from the mine plan (1.3g/t Au).  The average gold grade in the Refractory metallurgical samples (3.4g/t Au) is significantly higher than the LoM grade (1.9g/t Au) and is about 10% higher than the maximum annual grade of 3.1g/t Au in the mine plan.  Sufficient samples, from the body of test work with head grades approximately 2g/t Au, were tested to assess metallurgical responses over the range of head grades expected.

Although the silver grades in the metallurgical samples are both lower than their corresponding values in the mine plan, the difference (approximately 75% of the mine average), this is not considered significant in terms of assessing their metallurgical response.  An assessment of the results from the body of test work indicates that silver recovery is generally consistent over the range of head grades in feed to the process plant (20g/t to 120g/t Ag) according to the mine plan.

15.2.1

Ore Characterisation

An ore classification system was developed based on the mineralogy, grades of total and soluble elements in the ore, chemical/metallurgical responses and ore processing requirements.  The pre-2006 block model classification system operated on the following criteria:

•

Is the ore Non-Refractory or Refractory?

•

Does the ore contain appreciable amounts of soluble minerals (iron and copper)?

•

Does the ore contain significant amounts of sulphide copper?

Ores are termed “Refractory” when gold and silver, which are mostly associated with the sulphide minerals, have a very poor metallurgical response to direct cyanidation with respect to both low precious metal recovery and high cyanide consumption.  Ores that are termed “Non-Refractory” are amenable to direct cyanidation, and high precious metal recoveries are obtained with low to moderate cyanide consumption.

An initial ranking system that produced eight ore categories, was further refined to a four-part description according to the following criteria:

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•

Non-Refractory: oxide ore (<3%S=) which contains only small amounts of soluble minerals (< 0.75% Fe(sol) and <0.03% Cu(sol)).  Washing is not required to achieve acceptable metallurgical results but is beneficial to operating costs as it reduces cyanide consumption (removes soluble cyanide consuming components);

•

Non-Refractory Wash (“NRW”): oxide ore (<3% S=) which contains significant amounts of soluble minerals (>0.75% Fe(sol) and/or > 0.03% Cu(sol)).  Washing is required to remove the soluble components prior to cyanidation to achieve acceptable metallurgical results;

•

Refractory Sulphide Enargite (“RSE”): sulphide ore (>3% S=) which contains significant enargite (Cu-Cu(sol)>0.03%) and soluble sulphate minerals.  This ore type requires washing and flotation of a copper/gold/silver concentrate and cyanidation of flotation tails to achieve acceptable metallurgical results; and

•

Refractory Sulphide Pyrite (“RSP”): sulphide ore (>3% S=) in which pyrite is the major sulphide mineral and contains only small amounts of copper sulphide minerals (Cu-Cu(sol) <0.03%).  A significant portion of the gold and silver are associated with pyrite and are “locked up”, or Refractory to cyanidation.  This ore type requires washing, flotation and cyanidation of flotation tails to achieve acceptable metallurgical results.  The gold-silver-pyrite concentrate has low copper values.

Post-2006, the process operating strategy and plant design considered that as all material is ground and washed, only two ore classifications apply: Non-Refractory ore is subject to direct leaching, and Refractory ore is floated prior to leaching of the flotation tails.  The final products from these circuits are: silver-gold doré bullion from the Non-Refractory circuit, and silver-gold doré bullion and copper-gold-silver concentrate from the Refractory circuit.

15.2.2

Comminution Parameters

The design of the comminution circuit is based on extensive variability and characterisation testing of (harder, more competent) oxide samples and sulphide samples and pilot plant testing on bulk oxide and sulphide samples from the Alex Tunnel.

Since 2002-03, emphasis has been on wet grinding based circuits.  As well as internal reviews, independent assessment of the test results and recommendations for circuit configuration and design, sizing and selection of were carried out by Orway Mineral Consultants Pty Ltd (“OMC”) and Steve Morrell (SMCC, 2006).  Scale-up from the pilot plant data and development of comminution circuit parameters included corrections for feed size, mill speed, mill aspect ratio, closing screen and drive train configuration.

The data indicate limited variability in ore hardness and competency characteristics for each ore type when comparing specific energies from the two pilot runs (oxide and sulphide) with results from accompanying (ten) rock characterisation tests.  A considerable body of similar, earlier (pre-2002) test work also indicates limited variability of results and has values consistent with those from the latter testing programs.  The ore competency values, determined from drop weight testing, and the hardness values, from Bond methodology are summarised in the comminution parameters Table 15.2.2.1.

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Table 15.2.2.1:  Comminution Parameters for Pascua-Lama Grinding Circuits

Parameter	Units/Parameter	Oxide (Non-Refractory)	Sulphide (Refractory)
JK drop weight parameter	A	72.8	60.6
JK drop weight parameter	b	0.65	1.07
Specific gravity	SG	2.55	2.47
Drop weight index	DWI	5.4	4.0
Rod mill work index	kWh/t	14.3	13.4
Ball mill work index	kWh/t	19.4	18.3

Oxide (Non-Refractory) ore is considered to exhibit moderately to high competency (in the 55-65th percentile range in the database from the independent technical consultants) and sulphide (Refractory) ore exhibits medium competency (approximately 50th percentile).  Sulphide ores are considered slightly more variable in competency and hardness characteristics, as these are likely to be influenced by the degree of brecciation and sulphate content, whereas the oxide ores are more uniform in physical characteristics due to the mineralisation hosted in the dominant altered granites.

The pilot plant testing showed that there was sufficient grinding media, mainly a granite that is found throughout the ore body, to autogenously grind the ore.  Provision is made in the circuit design for a dedicated coarse ore grinding media stockpile.  In the event that supplementary grinding media is required, as a short-term or longer-term basis, options that may be considered include possible supply of similar, highly competent ore from the nearby Barrick-owned Veladero mine, or use of large diameter, chrome-steel ball grinding media utilised, in small charge volumes, in the primary mill circuit.

The consultants (SMCC, 2006 and OMC, 2005) also recommend use of a pebble crusher in the autogenous mill circuit to increase overall grinding efficiency and to control critical size fractions in the ground charge.  The likely pebble production rate has been estimated from modeling and a suitable allowance provided in the design to accommodate for recycle pebble rates up to 45% of new feed.

15.2.3

Plant Recoveries

Pilot plant data, in the configuration of the proposed circuit and fully integrated with closed circuit flotation cleaning and recirculation of process solutions, provide a reliable measure of performance and assessment of recoveries.  Pre-2003, dry grinding was the proposed comminution circuit and piloting with dry grinding and wash/CCD achieved the overall results shown in Table 15.2.3.1.  Copper recovery to concentrate (in Refractory ore treatment) was 60% at a grade of about 12% Cu.

Table 15.2.3.1:  Pilot Plant Gold and Silver Recoveries

Product	%	Non-Refractory (Oxide)		Refractory (Sulphide)
		Pascua	Esperanza	Pascua
Doré	Au	90	90	36
	Ag	77	39	32
Concentrate	Au	--	--	38
	Ag	--	--	49
Total	Au	90	90	74
	Ag	77	39	81

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The body of metallurgical data from several sources, including the pilot testing, open circuit and locked cycle bench test work was reviewed by SGS Lakefield Research in 2002 (SGS Lakefield, 2002) to consolidate the activities and results.  This was followed by studies by SNC-Lavalin in 2003 (SNC-Lavalin, 2004) which assessed processing options and developed recovery estimates.  Further work was carried out by J.R. Goode and Associates in 2004 (Goode, 2004a & 2004b) with the objective of establishing recovery versus head grade algorithms for gold and silver for the identified ores types (at that time).  Test data outside the expected grade and mineralogy envelope for the range of plant feed, and test results which had poor grade reconciliation were omitted from the database used for assessment.  The recovery algorithms determined for Non-Refractory ore are summarised in Table 15.2.3.2.

Table 15.2.3.2:  Recovery Algorithms for Non-Refractory Ore

Parameter	Ore code	Algorithm
Overall Au Recovery (%)	NR	((Au-0.095*(Au^0.602))/Au-0.02)*100
Overall Au Recovery (%)	NRW	((Au-0.149*(Au^0.345))/Au-0.02)*100
Overall Ag Recovery (%)	NR	((Ag-0.297*(Ag^0.879))/Ag-0.02)*100
Overall Ag Recovery (%)	NRW	((Ag-0.338*(Ag^0.777))/Ag-0.02)*100

When applied to the current mine plan (end of 2008), and for Non-Refractory recoveries capped at 93% for gold and 78% for silver, the algorithms estimate a LoM gold recovery of 88% and 78% for silver.  These recoveries include soluble losses.

The algorithms determined for Refractory ore estimate overall recovery only and do not calculate gold and silver recoveries for individual doré and concentrate products.  Whilst the gold recovery algorithm overestimates the overall recovery, the silver and copper overall recovery algorithms generally describe observed recoveries in the tests:

•

Overall silver recovery = 0.0128 Ag + 80.14; and

•

Overall copper recovery = 7.280 Cu + 62.55.

Although the algorithms are reasonable estimates of recovery, the pilot plant data, as shown in Table 15.2.3.3 are preferred as the basis for recovery estimates.  For the current mine planning purposes (end of 2008), and with operating conditions in the plant set up to promote deportment of precious metals to the leaching route ahead of flotation, the plant recoveries for Refractory treatment, including soluble losses, are summarised in Table 15.2.3.3.

Table 15.2.3.3:  Recovery Estimates for Refractory Ore

Product	%	Refractory (Sulphide) Pascua
Doré	Au	39
	Ag	35
Concentrate	Au	34
	Ag	45
Total	Au	73
	Ag	80

Based on results from a parallel flotation test work programme which was carried out while the gold and silver algorithms were developed, and a further review of previous results, a recovery of non-acid soluble copper from Refractory ore of 80%, at a copper concentrate grade of 12% Cu, is considered more appropriate than the (approximately) 60% that had been previously indicated.

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15.3

Mineral Processing

15.3.1

Basis of Operations

The plant is designed to operate 24hr/d, 365d/y, and with an operating availability of 90% which reflects the impact of high altitude, difficult weather conditions complex treatment circuit and scheduling requirements of the two main ore types.  Plant capacity is 45,000t/d, that is, 16.4Mt/y.

The mine, treatment plant, infrastructure and associated facilities straddle the Chile/Argentina border.  The primary crusher installation is located in the Pascua area in Chile at an elevation of 4,750masl and the process plant is located in the Lama area in Argentina in the Rio Turbio Valley, at approximately 4,000masl.  These process areas are connected by a single ore conveyor system, most of which is located in a tunnel connecting the two sites.

Ore is derived from open pit mining operations from the Pascua and Esperanza areas of the deposit.  Initial pit development from these areas delivers Non-Refractory ore to the process plant for the first two full years of operation.  Thereafter, mining and ore delivery to the primary crusher and downstream treatment facilities is in the ratio of 2:1 for Non-Refractory and Refractory ores respectively, in accordance with the mine plan and reserve model.  The Refractory ore is first scheduled to be treated in year three of operations.

15.3.2

General

The Pascua-Lama deposit is hosted within a high-sulphidation hydrothermal system consisting of acidic material that requires washing to remove soluble iron and copper sulphate salts prior to subsequent processing.

The principal processing stages for this circuit are: primary crushing, autogenous (AG)/ball milling (wet grinding), counter current decant (CCD) washing, pre-aeration and oxygen enhanced cyanide leaching, CCD thickening for pregnant solution recovery, cyanide destruction, Merrill Crowe zinc precipitation, mercury retorting, and smelting.  Additional process stages for Refractory ore treatment are: roughing/cleaner/scavenger flotation with regrinding of rougher concentrate, final copper concentrate thickening, filtering and bagging.

Both the Non-Refractory and Refractory ore types are ground and washed, with the Non-Refractory ore subject to direct cyanidation only.  The washed Refractory ore is subjected to flotation with float tails then proceeding to cyanidation.  The final products from the process, available for export, are silver-rich doré bullion and a gold-silver rich (low grade) copper concentrate.  The schematic process flow sheet is shown in Figure 15-1.  The principal process stages are described in the following sections.

15.3.3

Primary Crushing, Conveying and Stockpile

Run-of-mine ore is dumped by 290t capacity haul trucks into either one of two gyratory primary crushers, each with a 45,000t/d processing capacity, and capable of operating in parallel.  The crushers have an expected utilisation of 75% and operate 365d/y.  The crushed product is stored in dedicated 5,000t live capacity ore passes, acting as silos, under each crusher.

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Crushed ore from either of the two ore passes is fed to a conveyor system which includes a 100m long feeder conveyor that delivers to a 4,900m long regenerative downhill conveyor.  Approximately 3,600m of the conveyor will be underground, in a tunnel, and the remaining 1,300m is located in an ARMCO steel tube.  This delivers ore at a nominal rate of 2,500t/h to a tripper system for the coarse ore stockpile.  The conveyor system operates at an availability of 85%.

The coarse ore stockpile is located in a building which has a total capacity of 270,000t of ore storage in three sections: Non-Refractory ore, with a live capacity of 32,500t; Refractory ore, with a live capacity of 16,500t; and a dedicated sector for grinding media, with a live capacity of 13,300t.  Grinding media is produced by a grizzly screen which separates coarse material from the primary crushed ore fed to the stockpile.

Crushed ore is reclaimed from areas of the stockpile by belt feeder system which conveys Non-Refractory and Refractory ores to their respective grinding circuits.

15.3.4

Wet Grinding and Cyclone Washing

The wet grinding area consists of three separate grinding lines, operating in parallel, and each capable of treating 15,000t/d of crushed ore and producing a product with 80% passing 90µm.  For normal operation, Non-Refractory ore is assigned to two grinding lines and Refractory ore to the third line.  However, during the first two full years of operation, Non-Refractory ore only from pit development is sent to the process plant and all three grinding lines are required.

Each grinding circuit consist of a 14.0MW AG mill with a dedicated pebble crusher in closed circuit, a two stage cyclone washing circuit, and a 10.5MW ball mill in closed circuit with classifying cyclones.  The pebble crusher circuit is sized to handle up to 45% of new feed as circulating load.  Final stage wash cyclone overflow is sent to the CCD wash circuit and final stage wash cyclone underflow is sent to the ball mill circuit.

The AG mill circuit operates in the natural acidic pH conditions of the ore.  In the ball mill circuit, lime or limestone is added to raise the pH from natural to about pH 5.

15.3.5

Wash CCD Thickening and Neutralisation

Two, three-stage CCD circuits (one for Non-Refractory ore and one for Refractory ore) are used to wash and remove acidic, soluble iron and copper sulphates in slurry from the grinding/cyclone wash circuit.  The washed solids from the underflow of the third (upstream) thickener of each CCD circuit are pumped either to the leach circuit or the flotation circuit, depending on the ore type.

The solution from the overflow of the first (downstream) thickener in the wash circuit is pumped to the neutralisation circuit, where the soluble metal sulphates acid are precipitated with limestone and lime slurry and the acid neutralised.  Seeding to enhance formation of the precipitates and to form a high density hydroxide/gypsum sludge, is assisted by the recirculation of part of the sludge from the clarifier to the first neutralisation reactor.  The thickened sludge, together with final tailings, is pumped to the TSF while the neutralized solution is returned to the wash circuit.

15.3.6

Flotation, Thickening and Filtering

Flotation is required to treat Refractory ore, in which gold and silver values are recovered with the copper sulphides and pyrite to a low copper grade, high-value precious metal content concentrate.  As enargite (Cu3AsS4) is the main copper mineral, the final concentrate contains appreciable concentrations of arsenic.

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The flotation plant configuration has conventional rougher-scavenger stages which produce a high-recovery, bulk rougher concentrate.  This is ground to 80% passing 25µm in a closed, regrind mill circuit.  The reground rougher concentrate is cleaned in three stages to produce a final Cu-As-Au-Ag concentrate.  The first cleaner tails flow to a cleaner scavenger bank from which the concentrate is returned to the concentrate regrind circuit.  Tailings from the second and third cleaner stages are return to the previous cleaner stage.  The cleaner scavenger tails, together with the rougher-scavenger tails are thickened and the underflow pumped to a dedicated cyanide leaching circuit.

The final flotation concentrate is thickened and filtered to remove excess water, then put into bags and stored ready for transport to a smelter.  The copper grade targeted in the final concentrate is 12% Cu.  Marketing assessment considers this to be a complex precious metals concentrate with significant copper credits and with penalty elements (such as arsenic and mercury) that attract a charge, rather than a standard copper concentrate.  Suitable specialty smelters that can handle this combination of metals and penalty elements have been identified.

15.3.7

Leaching and Solution Recovery

The washed Non-Refractory ore and Refractory flotation tailings report to dedicated leaching circuits consisting of two trains (in parallel) and one train, respectively, of one pre-aeration tank followed by five leach tanks (each nominally 4,400m3) which provide a total of 24 hours retention time.  Lime is added at the head of the circuit to assist pre-aeration and to provide protective alkalinity (pH 10.5) ahead of leaching.  Cyanide is added at the first leach tank, with downstream top-up points provided.

Discharge from the final tank in all leach trains flows to a five-stage CCD circuit.  Pregnant solution in overflow from the first (upstream) CCD thickener contains soluble gold and silver recovered from the leach slurry; this reports to the Merrill Crowe circuit.  The solids in underflow from the final (downstream) CCD thickener are discharged to the cyanide destruction circuit.  Barren solution from the zinc precipitate filter in the Merrill Crowe circuit recycles to provide wash solution for the CCD circuit.

15.3.8

Merrill Crowe Circuit

Pregnant solution from the CCD circuit is clarified and the overflow further treated in pressure leaf polishing filters to remove as much of the fine suspended solids as possible.  The filters operate in batch mode and are pre-coated with diatomaceous earth at the start of each cycle to assist the filter duty.

The polished pregnant solution is de-aerated in packed-bed, vacuum towers to remove dissolved oxygen, typically to less than 2mg/L.  Zinc, as fine powder in an emulsion and lead nitrate in soluble form, are added to the de-aerated pregnant solution.  In this cementation process, gold and silver are precipitated by a reduction reaction involving zinc.  The resultant precipitate is collected in filter presses.  Periodically, the filters are taken off line, air is blown through the cake to remove excess moisture, and the cake discharged onto a conveyor under the filter.  The conveyor discharges to pans and these are delivered to the mercury retort area by a motorized roller conveyor.  A fume collection and scrubber system is installed over this system to capture and collect any mercury in vapour.

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Barren solution from the precipitate filter presses is returned to the final thickener in the CCD circuit as wash solution to that circuit.

15.3.9

Precious Metals Refinery

The pans of zinc precipitate are loaded into retorts which are heated to nominally 650°C to vaporize mercury from the precipitate.  This vapour is in contained within a secure system and condensed to liquid metal form.  This is collected into flasks which are stored then transported off site periodically for shipment to market.

Pans of dry, calcined precipitate are loaded into a storage bin.  On a batch basis, precipitate is fed to a flux mixer by a screw conveyor.  Flux is added in pre-set amounts and then the mix is transferred, in batches, into induction furnaces by a screw feeder.  Induction furnaces melt the fluxed precipitate.  The slag is poured off first and molten silver and gold are then poured into 7,000oz ingots, known as doré bars.  These cleaned, sampled, weighed, registered and stored in vaults prior to transport to specialist refiners of silver and gold.  An agreement with a Refiner has been put in place which sets out the conditions upon which Refiner receives and refines the doré bars.

Slag is discharged into a slag granulation launder from which the granulated slag is screened.  Gold/silver prills in the oversize and concentrate from centrifugal gravity concentration are periodically returned to the induction furnaces for re-smelting.  Gravity tailings are transported to the coarse ore stockpile as part of the feed to grinding.

Off-gases from the furnaces are passed through a bag house for dust collection.

15.3.10

Cyanide Destruction and Tailings Disposal

CCD final thickener underflow contains residual cyanide from the process.  This stream is treated by the well-proven and conventional air/SO2 process.  Sulphur dioxide is generated by a sulphur burner.  Lime is added to control the reaction pH to around 8.  The slurry from the cyanide destruction tanks is thickened before discharging to the TSF.  Oxygen is supplied by sparging into the reaction vessels.  Copper ion used as a catalyst for the oxidation reaction to cyanate is supplied as a copper sulphate solution.  Given the background copper levels in this process, the top-up amounts are expected to be minor.

The purpose of the air/SO2 reactor is to manage and control cyanide levels in the final tailing in accordance with International Cyanide Management Code guidelines which limit concentrations of weak acid dissociable (WAD) cyanide into a TSF to less than 50mg/L.  This is measured as a daily average concentration in the discharge, calculated on a rolling 24-hour average.  A further objective is to maintain an average annual WAD cyanide concentration in the TSF to less than 25mg/L, calculated on a rolling 12-month average.

The environmental objectives for the overall containment and management of the cyanide bearing waters and the protection of wildlife that could access these facilities are set up to be consistent with Barrick corporate standards for responsible environment management.

15.3.11

Reagents

Reagents used in the process are: lime, limestone, sodium cyanide, flocculent, antiscalant, flotation collector, flotation frother, diatomaceous earth, zinc powder, lead nitrate, sulphur, copper sulphate, sodium metabisulphite and (various) fluxes.

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15.3.12

Water

Water services include: fresh water, cooling water, potable water, gland water and fire water supply and distribution systems.

15.3.13

Ancillary Facilities

The Project is supported by ancillary facilities including, at the plant site, the following: offices, chemical laboratory, metallurgical laboratory, environmental laboratory, warehouse, services and maintenance shop.  The mine area has separate facilities including the following: maintenance facilities for mine trucks and mine production and mobile service equipment, explosives compound, offices, refuge, fuel tank farm, and warehouses.

15.3.14

Tailings and Reclaim Facilities

The TSF is located east of the processing plant in the Rio Turbio valley, at an elevation of 3,900masl.  Reclaim water is returned to the plant process water system.  Further discussion of the TSF is provided in Section 18.6.2.

15.3.15

Power Supply

The Project will purchase power from a public utility in Chile.  A 220kV transmission line will be constructed from a new substation to be installed on the Chilean side and interconnected to principal substations at Lama and Pascua sites.

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PASCUA LAMA O/C
ESPERANZA O/C
CRUSHER x 2
SCREEN
O/size
STOCKPILE
ORE MEDIA
PEBBLE CRUSHER x 2
PEBBLE CRUSHER x 1
AG MILL x 2
AG MILL x 1
O/F wash
CYCLONES
CYCLONES
O/F wash
BALL MILL x 2
BALL MILL x 1
distribution
THICKENER
CCD x 2
RECLAIM WATER
CCD x 2
U/F
THICKENER
O/F
O/F
O/F
U/F
O/F
LEACH
2x6 tanks
1x6 tanks
LEACH
U/F
CCD x 5
CYANIDE DETOX
ROUGHER FLOTATION
THICKENER
O/F pls
conc
distribution flotation
CLARIFY
REGRIND
POLISH
conc
DEARATE
3 STAGE CLEANER
CLEANER SCAVENGER
conc
seed
barren
ZINC PRECIPITATION
NEUTRALISATION
cake
THICKENER
O/F
THICKENER
U/F
MERCURY RETORT
FILTER
RETREAT
SMELT
slag
BAG
Dore
TAILINGS STORAGE FACILITY
VAULT
EXPORT

| | | |
|---|---|---|
| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | **Schematic Process Flow Sheet** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 15-1.doc | **Source: CMN 2009** | Date: 09/09/09 · Approved: CE · **Figure: 15-1** |

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Mineral Resources and Mineral Reserve Estimates

16.1

Qualified Person of the Mineral Resource Estimate

Dr. Bart Stryhas has reviewed the geologic model and resource estimation discussed below.  He is responsible for the resource estimation methodology and the resource statement.  Dr. Stryhas is independent of the issuer applying all of the tests in Section 1.4 of NI 43-101.  The mineral resource estimates for the Project are a joint effort of the CMN and BEASA geology staffs and the Barrick Technical Services Group.  Resource and reserve estimates are developed using commercially available VULCAN® mining and geological software.  Whittle 4X®, Whittle 4X software and Gemcom are used in various capacities to assist in the design and optimization of pits.  SRK received the drillhole and sample database and block model as Vulcan® software files to evaluate the resource estimation.  The resource estimation procedures are documented in a Barrick report by CMN Technical Service Group and Corporative Technical Service Group dated February 2009 (CMN, 2009), which was the basis for the following description of procedures and parameters employed.  SRK has also relied upon an external review of the Pascua Lama Project by RMI (2006) as a basis of its reporting in this Technical Report.

16.2

Introduction

The Pascua-Lama resource model, which includes the spatially related Pascua, Esperanza, Morro Oeste, and Penelope deposits, has evolved from the feasibility study model created in 2000.  In 2003, the resource estimation was updated using new estimation parameters to improve local estimates.  Since 2006, resources and reserves estimation have been done by NCL Consulting together with Technical Services Pascua-Lama Group using the resources model update in 2003.  The coordinate systems used for the Pascua-Lama model is a truncated form of the UTM coordinate system (PSAD56 – 19°S).

16.3

Geologic Model

To develop a geologic model of the Pascua area, raw sample data were plotted on vertical cross sections oriented east-west.  Sections were constructed every 24m.  Combined with surface and underground mapping, the sectional samples information was used to develop three the following three sets of interpretations:

•

Lithology;

•

Structure; and

•

Alteration.

The raw data and sectional interpretations were than posted in plan every thirty metres and re-interpreted.  The 30m sectional interpretations were linked to create final solids and surfaces.

Gold, silver, and copper mineralization was also interpreted on section and plan by constructing grade envelopes adhering to the following cut-off grades:

•

Gold > = 0.40g/t;

•

Silver > = 30g/t; and

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•

Copper > = 0.05%.

Interpretation of the grade envelopes was strongly influenced by the structural and alteration boundaries.  Figure 16-1 illustrates an example of a 0.40g/t gold envelope drawn at the 4690m level.

The lithology and alteration solids were coded into a block model with 8m x 8m x 8m cells.  In order to maintain the level of detail in the grade envelopes, the gold and silver grade envelopes were coded to a block model with 4m x 4m x 4m cells.

Because of the complex geometry and distribution of gold and silver grades, internal waste zones within the gold envelopes were also modeled and extruded vertically to represent internal dilution.  An iterative series of interpolation runs were performed in order to define the mineralized and waste blocks on 4m levels between the 30m levels and at a level of detail equivalent to the hand-interpreted levels.  Using these interpolated envelopes, a full three-dimensional model of the gold and silver envelopes was created.  Often referred to as the “pickup-sticks” models, the blocks within these envelopes were then used for gold and silver grade estimation.

A computer routine was developed to calculate directional gold grade continuity for each model block within the gold “pick-up sticks” model along each of the eight major mineralized structural trends.  These trends were used to create tight anisotropic search strategies for block grade estimation.  In addition to defining the direction of preferential continuity, the routine determined if a block was at a structural intersection where cross-cutting relationships were used to determine the appropriate grade interpolation geometry.  The routine also identified areas containing complex stockwork or hydrothermal breccias.  In these cases gold grade estimates were not tightly directionally controlled.  Directional assignments were made to each model block.  An example of the directional block assignments is shown in Figure 16-2.

16.4

Mineral Resource Estimation

Gold grades were estimated for each 4m x 4m x 4m block inside the grade envelopes, using multiple passes and respecting directional controls.  Gold grades were estimated by the inverse distance cubed (ID3) method using multiple passes with each run using progressively longer search ranges.  Once the gold grade for a block was estimated it was not over written by subsequent estimation runs.  The same composite selection criterion that was used in previous model estimates was also used for the October 2003 model.  Blocks inside of the gold zone were estimated with a maximum of three composites with the added constraint that only one composite was allowed from each drill hole.  Composites above a 0.40g/t gold cut-off grade that were located outside of the gold zone shape were also eligible to be used to estimate gold grades for blocks that were located inside of the gold envelope.

Gold grades were estimated in a hierarchical manner starting with the milled core of Breccia Central working out towards the outer portions of the breccias body, then for blocks with well-defined directional continuity, then for blocks within blobs that also have a strong directional component.  A series of three runs were completed for each grouping that used different search ranges.  The anisotropy ratio for the milled core and outer breccias ring units was set at 1:1:1.  For all of the other units that were estimated an anisotropy ratio of 1.00:0.50:0.75 for the major, minor, and vertical axes, respectively.  This gave more weight to samples along the trend and secondarily to samples up and down dip.

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Table 16.4.1 summarises all of the gold estimation parameters.  The use of distinct anisotropies resulted in a number of blocks that were not estimated because no composites could be found in the relatively narrow search ellipses.  BEASA filled these blocks with grades by widening the search.  This resulted in generating more inferred resource material than the June 2003 model.  Table 16.4.2 summarises the parameters that were used for filling in block grades.

A series of nearest neighbour or polygonal estimation runs were then executed using the same parameters as those shown in Table 16.4.3 and Table 16.4.4 for the sole purpose of capturing the distance to the closest drill hole composite (for use in classification).  Figure 16-3 shows block gold grades from the 4m x 4m x 4m model.

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Table 16.4.1:  Gold Estimation Parameters

Estimated Group	Search Ranges (m)			Major Axis Orientation	Anisotropy Ratio			Blob Code	ISDIR Code
	Major	Minor	Vertical		Major	Minor	Vertical
Breccia Central Milled Core	4	4	4	295	1.00	1.00	1.00	3	0
	50	30	50	295	1.00	1.00	1.00	3	0
	100	60	100	295	1.00	1.00	1.00	3	0
Breccia Central Outer Ring	4	4	4	295	1.00	1.00	1.00	2	0
	50	30	50	295	1.00	1.00	1.00	2	0
	100	60	100	295	1.00	1.00	1.00	2	0
Strong Anisotropy Breccia Central Trend	4	4	4	0	1.00	1.00	1.00	0	1
	50	30	50	0	1.00	0.50	0.75	0	1
	100	60	100	0	1.00	0.50	0.75	0	1
Strong Anisotropy Frontera Trend	4	4	4	15	1.00	1.00	1.00	0	2
	50	30	50	15	1.00	0.50	0.75	0	2
	100	60	100	15	1.00	0.50	0.75	0	2
Strong Anisotropy Esperanza Trend	4	4	4	25	1.00	1.00	1.00	0	3
	50	30	50	25	1.00	0.50	0.75	0	3
	100	60	100	25	1.00	0.50	0.75	0	3
Strong Anisotropy Raul Trend	4	4	4	45	1.00	1.00	1.00	0	4
	50	30	50	45	1.00	0.50	0.75	0	4
	100	60	100	45	1.00	0.50	0.75	0	4
Strong Anisotropy Unnamed Trend	4	4	4	60	1.00	1.00	1.00	0	5
	50	30	50	60	1.00	0.50	0.75	0	5
	100	60	100	60	1.00	0.50	0.75	0	5
Strong Anisotropy Pascua Trend	4	4	4	115	1.00	1.00	1.00	0	6
	50	30	50	115	1.00	0.50	0.75	0	6
	100	60	100	115	1.00	0.50	0.75	0	6
Strong Anisotropy David Trend	4	4	4	135	1.00	1.00	1.00	0	7
	50	30	50	135	1.00	0.50	0.75	0	7
	100	60	100	135	1.00	0.50	0.75	0	7
Strong Anisotropy Pedro Trend	4	4	4	170	1.00	1.00	1.00	0	8
	50	30	50	170	1.00	0.50	0.75	0	8
	100	60	100	170	1.00	0.50	0.75	0	8
Inside Blob Breccia Central Trend	4	4	4	0	1.00	1.00	1.00	1	1
	50	30	50	0	1.00	0.50	0.75	1	1
	100	50	75	0	1.00	0.50	0.75	1	1
Inside Blob Frontera Trend	4	4	4	15	1.00	1.00	1.00	1	2
	50	30	50	15	1.00	0.50	0.75	1	2
	100	50	75	15	1.00	0.50	0.75	1	2
Inside Blob Esperanza Trend	4	4	4	25	1.00	1.00	1.00	1	3
	50	30	50	25	1.00	0.50	0.75	1	3
	100	50	75	25	1.00	0.50	0.75	1	3
Inside Blob Raul Trend	4	4	4	45	1.00	1.00	1.00	1	4
	50	30	50	45	1.00	0.50	0.75	1	4
	100	50	75	45	1.00	0.50	0.75	1	4
Inside Blob Unnamed Trend	4	4	4	60	1.00	1.00	1.00	1	5
	50	30	50	60	1.00	0.50	0.75	1	5
	100	50	75	60	1.00	0.50	0.75	1	5
Inside Blob Pascua Trend	4	4	4	115	1.00	1.00	1.00	1	6
	50	30	50	115	1.00	0.50	0.75	1	6
	100	50	75	115	1.00	0.50	0.75	1	6
Inside Blob David Trend	4	4	4	135	1.00	1.00	1.00	1	7
	50	30	50	135	1.00	0.50	0.75	1	7
	100	50	75	135	1.00	0.50	0.75	1	7
Inside Blob Pedro Trend	4	4	4	170	1.00	1.00	1.00	1	8
	50	30	50	170	1.00	0.50	0.75	1	8
	100	50	75	170	1.00	0.50	0.75	1	8

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Table 16.4.2:  Directional Fill Parameters – Gold

Estimated Group	Search Ranges (m)			Major Axis Orientation	Anisotropy Ratio			Blob Code	ISDIR Code
	Major	Minor	Vertical		Major	Minor	Vertical
First Pass
Breccia Central	100	30	75	0	1.00	0.50	0.75	0	1
Frontera Trend	100	30	75	15	1.00	0.50	0.75	0	2
Esperanza Trend	100	30	75	25	1.00	0.50	0.75	0	3
Raul Trend	100	30	75	45	1.00	0.50	0.75	0	4
Unnamed Trend	100	30	75	60	1.00	0.50	0.75	0	5
Pascua Trend	100	30	75	115	1.00	0.50	0.75	0	6
David Trend	100	30	75	135	1.00	0.50	0.75	0	7
Pedro Trend	100	30	75	170	1.00	0.50	0.75	0	8
Second Pass
Breccia Central	200	30	150	0	1.00	0.50	0.75	0	1
Frontera Trend	200	30	150	15	1.00	0.50	0.75	0	2
Esperanza Trend	200	30	150	25	1.00	0.50	0.75	0	3
Raul Trend	200	30	150	45	1.00	0.50	0.75	0	4
Unnamed Trend	200	30	150	60	1.00	0.50	0.75	0	5
Pascua Trend	200	30	150	115	1.00	0.50	0.75	0	6
David Trend	200	30	150	135	1.00	0.50	0.75	0	7
Pedro Trend	200	30	150	170	1.00	0.50	0.75	0	8

The October 2003 model used the same method for estimating grades outside of the gold zone envelopes as the June 2003 model.  Waste gold grades were estimated for blocks with an “auzonef” code of 0 using composites that were back-tagged with that same code.  A three-pass ID3 strategy that used successively longer search ranges was used.  The key parameters are outlined in Table 16.4.3.

Table 16.4.3: Waste Gold Grade Estimation Parameters

Estimation Pass	Search Distance (m)			Number of Composites			Anisotropy Weighting
	X	Y	Z	Min	Max	Max/Hole	X	Y	Z
1	4	4	4	1	8	8	1	1	1
2	50	25	50	1	3	1	1	2	1
3	100	100	100	1	5	2	1	1	1

Silver grades were estimated using a similar approach.  A 4m x 4m x 4m block model of the 30g/t silver grade envelope was created.  Directional controls were not so rigorously applied as described for the gold model because of the more diffusive nature of the silver mineralization.  Table 16.4.4 summarises the silver estimation parameters.

Table 16.4.4:  Silver Grade Estimation Parameters

	Search Ranges			Search Orientation			Number of Composites			Anisotropy Weighting
Estimation Group	Major	Minor	Vertical	Major	Minor	Vertical	Min	Max	Max/dh	Major	Minor	Vertical
Inside Zone Pass 1	4	4	4	na	na	na	1	8	1	1	1	1
Inside Zone Pass 2	50	25	50	0,0	90,0	0,-90	1	3	1	1	0.5	1
Inside Zone Pass 3	100	100	100	na	na	na	1	3	1	1	1	1
Outside Zone Pass 1	100	100	100	na	na	na	1	5	2	1	1	1

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16.5

Block Regularisation

Dilution and ore loss studies were done starting with the 4m x 4m x 4m resource model as the underlying grade model.  Based on the trade-off of mining cost savings/productivity versus dilution and ore loss, a final selective mining unit (SMU) of 16m x 16m x 16m was chosen.  For the Esperanza and Morro Oeste areas, an SMU of 8m x 8m x 8m was chosen.

Gold and silver grades from sixty-four 4m x 4m x 4m blocks were averaged into a single 16m x 16m x 16m block (or 8m x 8m x 8m).  In addition to gold and silver grades, the distance to the closest composite used to estimate each 4m block was also regularized.  Indicator flags (0’s and 1’s) were also set in the 4m blocks so that the percentage of regularized block above certain cut-off grades was tracked.

16.6

Density

In-situ density values were assigned to the model blocks based on alteration type.  Table 16.6.1 summarises the density values that were used.

Table 16.6.1:  Density Values

Alteration Type	Model Code	SG	% of Total
Default	0	2.52	33.1%
Unaltered	1	2.50	3.5%
Propylitic	2	2.50	8.3%
Illite	4	2.57	19.7%
Illite-Smectite	5	2.57	5.0%
Kaolinite	6	2.58	1.7%
Dickite	7	2.58	3.5%
Pyrophyllite	8	2.58	2.9%
Alunite	9	2.55	11.0%
Jarosite	10	2.53	5.1%
Silica	11	2.47	3.8%
Opaline Silica	12	2.47	0.0%
Steam Heated	13	2.29	1.4%
AK Overprint	14	2.29	1.0%

16.7

Resource Classification

The resource model blocks were classified based on the distance to the nearest sample data.  In addition to distance to data, resource classification was also based on a net revenue function where four basic cases were evaluated:

•

Gold and silver revenue were each greater than mining + processing costs;

•

Only gold generated positive net revenue;

•

Only silver generated positive net revenue; and

•

Both gold and silver were required to generate positive net revenue.

The metal or metals that were required to generate positive net revenue determined what sample data distances were checked to determine final block classification.  In cases where both gold and silver grades were required to generate a positive net revenue, the distances to both gold and silver data were checked and the “worst” category was assigned to the block.  If either metal alone generated positive net revenue, both distances were also checked and the “best” category was assigned.

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Table 16.7.1 summarises the distances that were used for defining each resource category.

Table 16.7.1:  Resource Classification Parameters

Resource Category	Model Code	Blocks Inside Au & Ag Zones		Ag Blocks Outside of Silver Zone
		Distance to Data (m)		Distance to Data (m)
		Min	Max	Min	Max
Measured	1	0	8	n/a	n/a
Indicated	2	8	60	0	30(2)
Inferred	3	60	200(1)	30	200(1)
Undefined(3)	0	0	200(1)	0	200(1)

(1) Blocks located inside of the Au or Ag shape and were not classified as measured or indicated were estimated with long ranges to fill the shape and were then classified as inferred resources.

(2) High-grade silver blocks that were located outside of the silver zone that generated positive revenue that were within 30m of data were classified as indicated resources.  This was only done for silver, not gold.

(3) Reserved for unestimated blocks and/or uneconomic blocks.

16.8

Metallurgical Model

The metallurgical model was constructed using a block size of 8m x 8m x 8m.  Because the metallurgical ore types are based on the cut-off grades of five elements or solubility components, an indicator approach was chosen to define populations above and below the cut-off grades that were used for making metallurgical ore type assignments.  Table 16.8.1 shows the indicator cut-off grades that were used to define the two populations for each element (i.e. populations below and above the indicator cut-off).

Table 16.8.1:  Metallurgical Indicator Cut-offs

Metallurgical Parameter	Indicator Cut-off Grade
Sulphide Sulphur	3.000%
Soluble Iron	0.750%
Total Copper	0.040%
Acid Soluble Copper	0.030%
Cyanide Soluble Copper	0.030%
Arsenic	0.019%
Mercury	4.7ppm

Metallurgical grades were estimated using an indicator approach that defined two populations based on a cut-off grade.  The 0/1 indicators were set in the composite file for each constituent based on the metallurgical thresholds as shown in Table 16.8.2.  Indicator fields were interpolated using a two-pass ID2 estimation strategy.  For all values except copper, an isotropic search strategy was used for selecting eligible composites for each interpolation.  Table 16.8.2 summarises the search and composite selection criteria that were used for estimating the indicators.

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Table 16.8.2:  Metallurgical Estimation Parameters

Estimation Pass	Range (m)	Composite Selection
		Min	Max	Max/hole
First	75	2	5	2
Second	150	3	8	3

After the indicators were estimated, the blocks were flagged into two populations depending upon whether the indicator value was less than or greater or equal to 0.5.  The metallurgical composites were then back-tagged with the flag code.  Metallurgical grades were then estimated for each of the flagged populations using a two-pass ID2 strategy.  The same isotropic search distances and composite selection criteria that were used for estimating the indicators were also used for estimating metallurgical grades as shown in Table 16.8.2.

Copper grades were estimated using a multiple pass estimation strategy (Table 16.8.3).

Table 16.8.3:  Copper Grade Estimation Parameters

Estimation Group	Search Ranges			Search Orientation			Number of Composites			Anisotropy Weighting
	Major	Minor	Vertical	Major	Minor	Vert.	Min	Max	Max/dh	Major	Minor	Vertical
Inside Zone Pass 1	30	15	15	120,0	30,0	30,-90	1	3	1	1	1	1
Inside Zone Pass 2	60	30	30	120,0	30,0	30,-90	2	3	1	1	1	1
Inside Zone Pass 3	120	60	60	120,0	30,0	30,-90	2	3	1	1	1	1
Inside Zone Pass 4	200	100	100	120,0	30,0	30,-90	2	3	1	1	1	1
Inside Zone Pass 5	200	200	200	120,0	30,0	30,-90	1	3	1	1	1	1
Outside Zone Pass 1	100	100	100	120,0	30,0	30,-90	1	3	1	1	1	1
Outside Zone Pass 2	100	100	100	120,0	30,0	30,-90	2	3	1	1	1	1
Outside Zone Pass 3	100	100	100	120,0	30,0	30,-90	2	3	1	1	1	1

Acid soluble and cyanide soluble copper were particularly important in defining the various metallurgical ore types.  Soluble copper data were available only in a supplemental data set consisting of about 27,000 samples.  All samples were assayed for total copper.  Total and acid soluble copper grades were estimated into 8m x 8m x 8m blocks using the supplemental assay data.  Then the ratio of soluble copper over total copper was calculated and stored in the model blocks.  Acid soluble grades were set equal to total copper grades for those blocks in which the estimated acid soluble grade exceeded the total copper grade.  This insured that the acid soluble ratio was never greater than 100%.  Then total copper was estimated into the same blocks using the exhaustive total copper data set.  A final acid soluble grade was calculated by multiplying the aforementioned ratio by the exhaustive total copper grade.  The cyanide soluble grade was then calculated by subtracting the final acid soluble grade from the exhaustive total copper grade.  This method assured that the copper grades were normalized relative to an original total copper head grade.  Finally, the blocks model were classified into the four metallurgical types including; Non Refractory, Non Refractory-Wash, Refractory Sulphide-Enargite and Refractory Sulphide-Pyrite.  About 71% of the measured and indicated resources inside the pit are Non-Refractory.

16.9

SRK’s review of the Mineral Resource Estimation

SRK has reviewed the estimation procedures described above, reviewed the RMI (2006) report and has conducted its own validation of the resource model based on the Vulcan files and statistical plots provided by Barrick.  SRK is of the opinion that the estimation strategy and methods employed meet or exceed current industry standards for a development project at the current level of study.

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RMI (2006) has conducted extensive exploratory data analysis with respect to drilling and sampling techniques.  This work has found no conditional bias between RC and core drilling and no conditional bias with either type of drill sampling or the underground channel sampling.  SRK has relied upon the work of RMI to accept that the database used for the resource estimation is unbiased with respect to sampling technique.

The current resource estimation is fundamentally based on interpreted grade shells manually constructed on 30m level spacing.  These were derived from geologic and assay data provided by drilling, underground channel sampling and underground mapping.  The geologic database used to construct the grade shells was compiled by Barrick after over 43,000 hours of investigation which included 10,000 hours of re-logging approximately 50% of the previous drilling.  In SRK’s opinion, the interpreted grade shells are somewhat artistic, and at the same time, relatively conservative and likely a good representation of what will be encountered during mining.  In general, the grade shells are drawn 30m to 50m along strike and 5m to 10m across strike from unconfined composite samples.  In areas of denser drilling, they are projected half way to an un-mineralized composite out to a maximum distance of about 30m.  These are all reasonable projection distances for this type of deposit.

The manually constructed grade shells were projected between levels using a rather sophisticated interpolation technique which has produced excellent results.  Careful review of the block coding between sections has show that the interpolation technique has produced desired results in several aspects.  Overall the blocks above and below the 30m levels are very similar to the source data.  As the bocks get closer to the mid level they gradually transition to the next interpreted level.  Where features are present on one level but not the next they always appear at mid level.

A continuity vector query was made for each estimated block in order to optimize the search ellipsoid according to the perceived structural anisotropy of that particular block.  SRK has reviewed all levels of the block model with respect to the assignment of structural anisotropy and the procedure has worked correctly.  The structural anisotropies within the blocks honour the shape of the grade shell and they flow well between levels.  The continuity vector query relies on the validity of the interpreted grade shell described above.  As with any development project, there is limited data from which to test the validity of the continuity vector model however it does provide an excellent method to incorporate a complex structural history into the resource estimation.

The actual assignment of gold and silver grades in the block model is very simple and complies to current industry standards.  The first pass of the estimation provides for a very limited number of blocks to be assigned grade from composites within or immediately adjacent to them.  This procedure basically emulates the results expected in blasthole drilling.  The second pass of the estimation is designed to obey the directional anisotropies described above in order to acquire sample data from within the same structurally controlled environment as the block which is being estimated.  Due to the density of drilling, the search distances and number of samples used; the procedure is very effective in producing a locally derived grade estimation for each block.  Some geostatisticians may consider this technique as conditionally biased, however SRK feels that it is appropriate for the type of deposit and produces results that will likely be encountered during mining.

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The capping strategy used by Barrick is appropriate for the distribution of grades and deposit type.  All capping was conducted on the raw assay data prior to compositing into the 5m run length composites.  Gold was capped at 65 g/t Au which represents the 99.89th percentile of the data.  This has effectively removed about 7% of the gold from the high grade end of the database.  Silver was capped at 2,000 g/t Ag which represents the 99.88th percentile of the data.  This has effectively removed about 2.1% of the silver from the high grade end of the data base.  SRK reviewed the cumulative distribution plots (“CDP”) of the gold and silver data.  On each plot, Barrick has chosen a capping level well below where the population of each data set begins to change slope and become irregular indicating a certain level of conservatism in the capping strategy.

Barrick has provided histogram, cumulative distribution and whisker plots showing the distribution of gold and silver by the twelve main alteration types.  This data illustrates a strong positively skewed gold distribution and a nearly log-normal silver distribution.  Overall, there is no drastic difference between gold or silver grade distributions within any of the alteration types.  The data does show that the alunite, jarosite and silica alterations are the predominate controls on the relatively higher gold and silver grades.

The density database used by Barrick is based on approximately 4,100 measurements of all rock and alteration types.  The determinations were made using the water immersion method on wax coated samples.  SRK’s opinion is that the method of testing is well suited to the material types and the large number of measurements taken combined with a low range of data spread provides a very high confidence in the density values.  The method of assigning densities in the block model based on alteration is well suited to the geology.

SRK has reviewed Barrick’s approach to model validation described in RMI (2006) as well as additional work conducted by RMI and both have used techniques which are industry standard for a project that has no history of production.  The general concept is to compare the results of the resource estimation to the data used to generate it to ensure that grades are not being over estimated nor is metal being manufactured during the modeling process.  Barrick’s primary validation technique was a ‘Nearest Neighbour” estimation of gold and silver for each model block.  SRK compared the total contained gold within the gold grade shell at a zero cut-off in the nearest neighbour model to that estimated in the actual model.  The results showed the actual resource estimation contains 0.8% more gold than the nearest neighbour model.  Although this condition is not necessarily desirable, it is well within the accuracy of the data and has no material impact on the resource or subsequent reserve.  This condition is reversed by increasing the gold cut-off grade to 1.0 g/t Au, above which, no metal is being manufactured.  SRK also compared the total contained silver within the silver grade shell at a zero cut-off in the nearest neighbour model to that estimated in the actual model.  The results showed the actual resource estimation contains 0.75% less silver than the nearest neighbour model.  This condition shows that the silver estimation is not manufacturing any metal.  Barrick has also generated additional model validation statistics as part of this report.  They have provided statistical comparisons in the form of histograms and cumulative distribution curves between estimated block grades, nearest neighbour block grades and composite grades.  All these comparisons show the desired amount of smoothing and very close relations between the actual block grades and the data used to estimate them.  Figure 16-4 shows the relations between gold block grades and gold composite data within the grade shell.  The histogram shows similar distribution between each data set with a slightly higher percentile of model blocks below the average grade and a slightly lower percentile of model blocks above the average grade, with respect to composites.  The cumulative distribution plot shows similar effects and verifies that the model block grades are in agreement with the composite data throughout the distribution of grades.  The slightly lower slope of the block grade distribution with respect to the composites indicates the degree of smoothing which has occurred during the estimation.  Figure 16-5 shows the relations between silver block grades and silver composite data within the grade shell.  These plots are very similar to those of gold described above and show very good correlation between the estimated silver grades and the data used for the estimate.

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The resource classification scheme used by Barrick is appropriate for the deposit.  Barrick used a simple distance analysis to evaluate confidence in the resource estimation for all of the blocks which generate net positive value.  The concept of classifying only “economic” blocks requires that the resource is revised at every reporting and Barrick has stated that this procedure has been maintained.  With respect to the blocks where gold represents the majority of the value, only those located within the grade shell were classified.  The blocks were deemed “measured” if located within 8m of a sample.  This represents the same level of confidence which will be provided by blasthole drilling during the mining process.  The blocks were classified as “indicated” if they were within 60m of a composite.  This distance approximates the average drillhole spacing and since only those blocks located within the grade shell were considered, it is somewhat restricted by the limits of the grade shell.  RMI (2006) found that 90% of the resources included within the M & I pit volume were within 40m of a composite sample.  With respect to blocks where silver represents the majority of the value, blocks located within the grade shell were classified the same as gold.  In addition, silver valued blocks located outside the grade shell within 30m of a composite were also classified as “indicated”.  This method is acceptable to SRK.  Due to the fact that both gold and silver contribute significant value to the model blocks, the possibility exists for a higher resource classification in one metal to piggyback a lower classification of the other metal.  RMI investigated this effect and determined that piggy backing only occurred in about 1% of the model blocks and was therefore not material.  SRK concurs with RMI (2006) that this effect is not material to the success of the Project.

SRK has reviewed the methods used to generate the metallurgical model and opines that they are well suited to the data available and the deposit.  The model uses a categorical indicator method to generate probability envelopes of seven different metals.  Each of the metals were then estimated only within blocks with a 50% or greater probability.  A two pass search strategy was used so that the closest data would take precedence over more distant data.  The relations between several estimated components including; sulphide sulphur, soluble iron, acid soluble copper and cyanide soluble copper were used to assign four metallurgical types.  During the data manipulation, checks were made to assure that various calculated ratios could not exceed 100%.

In summary, SRK has carefully reviewed the resource estimation procedures and results from several sources including; the Pascua-Lama Feasibility Study (CMN, 2009), RMI (2006), additional data from Barrick during this study and has conducted its own validation of the resource model based on the Vulcan files provided by Barrick.  SRK has found no material problems and recognises that the resource estimation conducted by Barrick is highly sophisticated and extremely detailed in comparisons to other projects at this level of development.  SRK is of the opinion that the estimation strategy and methods employed meet or exceed current industry standards and that the resources have been classified according to CIM guidelines.

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16.10

Conversion of Mineral Resources to Mineral Reserves

A LoM plan based on the Mineral Reserve estimate detailed herein has not been completed by Barrick at the time of this report.  As such, this report considers the scheduled quantities from the  LoM (Feasibility) plan (that were established in mid-2008 using a gold price of US$750/oz) as provided by Barrick to be the base case for further discussion.  The difference between the two documents is not material to Silver Wheaton’s interest in the Project.

SRK verified that the Mineral Reserve estimate was prepared by Barrick using industry-standard methodology and includes well documented economic, metallurgical and mine engineering assumptions.  No Inferred mineral resources were used in the LoM plan.  All resource and reserve estimates for the Project are based on Barrick’s geological modeling conducted in 2004, using updated estimates of operating costs and metal prices.

The Mineral Reserve estimate for the Pascua-Lama pit was initiated by Barrick with the development of a Net Smelter Return (“NSR”) model.  The model included estimates of metal prices, exchange rates, mill recovery, processing and G&A costs, concentrate grade, smelting and refining payables and costs, freight and marketing costs, and royalties.  The NSR model was based on a 16m x 16m x 16m block size.  The initial dilution and ore loss studies were carried out on a 4m x 4m x 4m resource model.  The final dimensions of the selective mining unit (16m) were based on a trade-off of mining cost savings/productivity versus dilution and ore loss.  Gold and silver grade estimates from the smaller (4m) block model were averaged into the larger (16m) block model and, as such, no further dilution was applied to the grades in the mine plan as the model was concluded to adequately consider mining dilution and losses.

The 16m block model, along with geotechnical parameters and a mining cost of US$1.54/t, was then used with the Gemcom Whittle-Strategic Mine Planning™ (Whittle) software to determine the optimal mining shell (the final LoM operating cost used was US$1.52/t mined based on updated consumable pricing).  The Whittle shells were then used as guides to design the ultimate pit including appropriate berms, minimum mining widths and access ramps.  The various parameters used to develop the NSR model are described below.

16.10.1

Metal Prices

The assumed metal prices used in the Mineral Reserve estimate and the LoM plan are shown in Table 16.10.1.1.

Table 16.10.1.1:  Assumed Metal Prices

Metal	Mineral Reserve Estimate	LoM Plan
Gold (US$/oz)	725.00	750.00
Silver (US$/oz)	13.50	14.25
Copper (US$/lb)	2.00	2.00

SRK is of the opinion that the result of using different metal prices (as shown in Table 16.10.1.1) for the Mineral Reserve estimate and the LoM plan is not material to Silver Wheaton.

16.10.2

Royalties

Royalties applied to the revenue calculation (according to the origin of the ore) are described in Table 16.10.2.1.

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Table 16.10.2.1:  Royalty Formula

Description	Formula
ChileAuRoy (Chile B Shareholders Au )	AuRev * royAuChile (Private)
ChileCuRoy (Chile B Shareholders Cu)	CuRev * royCuChile (Private)
ArgRoy (Boca Mina)	(AuRev + AgRev + CuRev – Costs) * royArg (Argentinean government)
ComRoy (COMSUR)	PayAu * royCom (COMSUR Private - Argentina)
TotRoys	ChileCuRoy + ArgRoy + ComRoy + ChileAuRoy

where:

AuRev

=

Revenue of Au

AgRev

=

Revenue of Ag

CuRev

=

Revenue of Cu

royArg

=

3% (Revenue – Opex Process – Opex G&A arg)

royCom

=

5%

royAuChile

=

9.09280% @ US$800/oz (variable with Au Price)

royCuChile

=

1.9608%

16.10.3

Recovery Estimates

Metallurgical recoveries for pit limit analysis are summarised in Table 15.2.3.2 for Non-Refractory ore and Table 15.2.3.2 for Refractory ore.  Variable recoveries were applied for Non-Refractory ore.

16.10.4

Process and Selling Costs

Processing costs (including G&A), selling costs, and other plant parameters used in the pit optimisation are listed in Table 16.10.4.1.

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Table 16.10.4.1:  Processing and Selling Costs

Process	Unit	Cost
NR Process	US$/t NR milled	9.40
RF process	US$/t R milled	11.57
Flotation	US$/t R milled	1.01
G&A	US$/t ore processed	2.58
Au refining doré	US$/oz refined	0.843
Au refining conc. (Refractory)	US$/oz concentrate	6.00
Ag refining doré	US$/oz refined	0.243
Ag refining conc. (Refractory)	US$/oz concentrate	0.40
Transport losses	%recovery, metal in concentrate	0.50
Cu refining	US$/lb	0.09
Smelting	US$/t concentrate	90.00
Penalties	US$/t concentrate	218.08
Transport	US$/t concentrate	145.30
Cu recovery	% Ref Cu insoluble	80.0
Smelter deduction	% Cu grade concentrate	1.0
Lime	US$/t CaO	40.50
Cu concentrate grade	%	12.0

16.10.5

Revenue Assignment

The net revenue then assigned to each block of the model was calculated by subtracting costs and royalties from revenue as shown below.  The mining cost is not included in the formula, but processing and G&A costs have been included in the NSR calculation.  The revenue assignments are listed in Table 16.10.5.1.

Table 16.10.5.1:  Revenue Assignment

Item	Definition
Revenues	Aurev + Agrev + CuRev
Costs	NR process + limecost + G&A
RF process + limecost + Flotation + G&A
TotRoys	ChileCuRoy + ArgRoy + ComRoy + ChileAuRoy
Aurev	Aurevdore + Aurevcon
Agrev	Agrevdore + Agrevcon
CuRev	CuCN * CuValfeed
Aurevdore	AU/gmpoz * ((auprice * AuRecDore * aupay_dore) – aurefin_dore)
Aurevcon	AU/gmpoz * ((auprice * AuRecCon * aupay_con * (1-contrans_loss)) – aurefin_con
Agrevdore	AG/gmpoz * ((agprice * AgRecDore * agpay_dore) – agrefin_dore)
Agrevcon	AG/gmpoz * ((agprice * AgRecCon * agpay_con * (1-contrans_loss)) – agrefin_con
CuValfeed	(Curev_dmt – CuCost_dmt) / (conc cu * 100 / cu_rec)

16.10.6

LoM Plan

The Mineral Reserve estimate for Pascua-Lama was originally presented by Barrick in their March 2009 AIF (Barrick, 2009).  Because a LoM plan based on the Mineral Reserve estimate had not been completed by Barrick at the time of this report, SRK reviewed Barrick’s LoM plan from the Feasibility Study (Fluor Techint, 2009) and has presented it herein for Silver Wheaton.

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A nominal US$0.19/t revenue cut-off was used to report the Mineral Reserve estimates.  This value covers the nominal cost of tailings dam extensions that are not included in the original NSR calculation of the pit limit analysis.  The approximate cost of expanding the TSF from about 312Mt to about 400Mt is US$74.6M or US$0.19/t (calculated over about 400Mt of ore).

It should be noted that not all of this ore is processed due to low-grade stockpile capacity limitations.  Incorporating the processing and G&A costs into the cut-off NSR calculations would result in a mill (or external) cut-off value (COV) for Non-Refractory ore of US$13.70 and US$16.88 for Refractory ore.

Metallurgy, mining, permitting, environmental and infrastructure issues, as they relate to the Mineral Reserves, are discussed throughout this report and their potential risks noted.  The general approach and the parameters used in the reserve estimate are deemed by SRK to be complete and represent a satisfactory estimate of Mineral Reserves.

16.10.7

Capacity of the Tailings Storage Facility

The current environmental permit for the TSF capacity includes 312Mt.  A physical tailings storage capacity of 400Mt was considered in the Mineral Reserve and Mineral Resource estimates.  The estimated ultimate requirement is 420Mt which includes an allowance of about 20Mt for the effect of limestone residue.

During 2009, development of a new LoM Plan will be undertaken, considering the current Mineral Resource and Mineral Reserve estimates.

The current environmental permit in Chile has a restriction: not to move the Toro1, 2 and Esperanza ice fields.

El Morro, Pascua Extension (Lama) and Penelope zones were not included in the Mineral Reserve estimate.  They were only considered in the Mineral Resource estimate.

16.10.8

Other Considerations

The current environmental permit in Chile has a restriction: not to move the Toro1, 2 and Esperanza ice fields.  There are no other known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, other than those already discussed, that could have a material effect on the mineral resource and reserve estimate.

16.11

Mineral Resource and Mineral Reserve Statements

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred Mineral Resources according to CIM guidelines.  Classification of the Resources reflects the relative confidence of the grade estimates, as a function of many factors including primarily; assay data quality, QA/QC procedures, quality of density data, and sample spacing relative to geological and geo-statistical observations regarding the continuity of mineralisation.

As described above in Section 16.7, only the material which generates net positive revenue was classified as Mineral Resource.  This determination involves a net revenue calculation which assesses the amounts of gold and silver within each block and then determines the recovery and cost to produce each metal.  Therefore any block with a net revenue value in excess of zero is considered above cut-off grade for Mineral Resources.  In the case of Mineral Reserves, net positive revenue in excess of US$0.19/t was required to be above cut-off.  This amount reflects the additional cost required to increase the capacity of the permitted tailings design above permitted design as discussed above.

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The deposit comprises the Pascua, Esperanza, El Morro, Pascua Extension (Lama) and Penelope zones.  All of them are scheduled as part of the reserve estimation excluding El Morro, Pascua Extension (Lama) and Penelope deposits that were considered as part of Mineral Resources.

The Mineral Reserve estimate was constrained by a maximum permitted capacity of the TSF of 312Mt.  A revised basic design shows an impoundment capacity of 400Mt.  The revised TSF design, to increase capacity to 420Mt, has not yet been submitted to the Argentinean authorities.

The Mineral Resource estimates and the Mineral Reserve estimates are summarised in Table 16.11.1 and Table 16.11.2 respectively.

The Mineral Resource estimates and the Mineral Reserve estimates were established using gold price of US$725/oz and US$850/oz respectively.

The Mineral Reserve estimates were based on an optimised Pit (E8Rev04), generated with ice field restriction (Toro1, 2 and Esperanza ice field).

The Mineral Resource estimate was estimated based on a Whittle pit shell generated without ice field restriction.  All El Morro, Pascua Extension (Lama) and Penelope deposits were included in Mineral Resources Estimation.  The Mineral Resource estimate excludes Mineral Reserves.

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Table 16.11.1:  Pascua-Lama December 31, 2008, Mineral Resource Estimate, Exclusive of Mineral Reserves

Open Pit- Area	Measured Resources			Indicated Resources			Resources (M) + (I)			Inferred Resources
Gold	Tonnes (M)	Grade (g/mt)	Oz (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Oz (000s)
Non-Refractory
Pascua	7.73	1.13	280.10	66.33	0.97	2,076.05	74.05	0.99	2,356.15	10.14	1.07	347.88
Penelope	0.57	2.79	51.50	6.87	2.15	475.13	7.45	2.20	526.62	0.03	2.22	2.25
Refractory
Pascua	3.00	1.57	151.33	34.11	1.46	1,598.88	37.10	1.47	1,750.21	4.73	1.60	243.13
Penelope	0.05	2.69	3.91	0.64	2.42	49.65	0.68	2.44	53.57
Sub-Total	11.34	1.34	486.84	107.95	1.21	4,199.70	119.29	1.22	4,686.54	14.90	1.24	593.25
Open Pit- Area	Measured Resources			Indicated Resources			Resources (M) + (I)			Inferred Resources
Silver	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)
Non-Refractory
Pascua	7.73	20.2	5,026.81	66.3	21.42	45,680.63	74.1	21.3	50,707.44	10.1	23.0	7,497.82
Penelope	0.57	5.2	95.03	6.9	6.45	1,425.60	7.5	6.4	1,520.63	0.1	3.4	3.39
Refractory
Pascua	3.00	36.3	3,497.73	34.1	28.99	31,791.01	37.1	29.6	35,288.74	4.7	25.6	3,895.79
Penelope	0.05	3.5	5.07	0.6	8.12	166.71	0.7	7.8	171.78
Sub-Total	11.34	23.6	8,624.63	107.9	22.78	79,063.95	119.3	22.9	87,688.58	14.9	23.8	11,397.01
Open Pit- Area	Measured Resources			Indicated Resources			Resources (M) + (I)			Inferred Resources
Copper	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)
Non-Refractory
Pascua	7.73	0.03	5.05	66.33	0.02	33.11	74.05	0.02	38.16	10.14	0.02	3.98
Penelope	0.57	0.01	0.15	6.87	0.01	1.97	7.45	0.01	2.12	0.03	0.02	0.01
Refractory
Pascua	3.00	0.22	14.77	34.11	0.17	124.11	37.10	0.17	138.88	4.73	0.06	5.99
Penelope	0.05	0.16	0.16	0.64	0.12	1.67	0.68	0.12	1.84
Sub-Total	11.34	0.08	20.14	107.95	0.07	160.86	119.29	0.07	181.00	14.90	0.03	9.98

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Table 16.11.2:  Pascua-Lama December 31, 2008, Mineral Reserve Estimate

Open Pit-Area	Proven Gold Reserves			Probable Gold Reserves			P & P Gold Reserves
Gold	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)
Non-Refractory
Pascua	21.05	1.31	887.11	242.49	1.12	8,700.72	263.54	1.13	9,587.84
Esperanza	6.69	1.89	406.17	19.54	1.41	887.68	26.23	1.53	1,293.85
Refractory
Pascua	10.62	2.30	786.90	98.17	1.92	6,050.42	108.79	1.96	6,837.32
Esperanza	0.36	4.46	51.84	0.45	2.42	34.96	0.81	3.33	86.80
Sub-total	38.72	1.71	2,132.02	360.65	1.35	15,673.78	399.37	1.39	17,805.81
Open Pit-Area	Proven Silver Reserves			Probable Silver Reserves			P & P Silver Reserves
Silver	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)	Tonnes (M)	Grade (g/mt)	Ozs (000s)
Non-Refractory
Pascua	21.05	67.3	45,521.84	242.49	58.0	452,382.99	263.54	58.8	497,904.83
Esperanza	6.69	42.1	9,052.16	19.54	32.4	20,323.05	26.23	34.8	29,375.21
Refractory
Pascua	10.62	61.3	20,921.88	98.17	53.6	169,285.44	108.79	54.4	190,207.32
Esperanza	0.36	4.1	47.95	0.45	6.1	88.77	0.81	5.2	136.71
Sub-total	38.72	60.7	75,543.83	360.65	55.4	642,080.24	399.37	55.9	717,624.07
Open Pit-Area	Proven Copper Reserves			Probable Copper Reserves			P & P Copper Reserves
Copper	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)	Tonnes (M)	Grade (%)	Lbs (M)
Non-Refractory
Pascua	21.05	0.04	16.24	242.49	0.03	160.38	263.54	0.03	176.62
Esperanza	6.69	0.01	1.47	19.54	0.01	4.31	26.22	0.01	5.78
Refractory
Pascua	10.62	0.26	61.36	98.17	0.19	404.71	108.79	0.19	466.07
Esperanza	0.36	0.07	0.57	0.45	0.05	0.46	0.81	0.06	1.02
Sub-total	38.72	0.09	79.64	360.65	0.07	569.85	399.37	0.07	649.49

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757000 N
756500 N
756000 N
755500 N
400000 E
400500 E
401000 E
401500 E
402000 E

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 16-1.doc

Source: Fluor Techint, 2009

**0.4g/t Au Gold Envelope – 4690masl Elevation**

| Date: 09/09/09 | Approved: CE | Figure: 16-1 |
|---|---|---|

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757000 N
Breccia Central
756000 N
Structural Azimuth
(degrees)
0 Central
15 Frontera
25 Esperanza
45 Raul
60 Unnamed
155 Pascua
135 David
170 Pedro
400000 E
401000 E
402000 E

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | 0.4g/t Gold Envelope Directional Assignments– 4690masl Elevation |
|---|---|---|
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 16-2.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 / Approved: CE / Figure: 16-2 |

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757000 N
756000 N
400000 E
401000 E
402000 E
Au Grade
(gram/tonne)
> 10
5 to 10
2 to 5
1 to 2
0.4 to 1
< 0.4

| | | |
|---|---|---|
| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | 4m x 4m x 4m Block Gold Grades– 4690masl Elevation |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 16-3.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 · Approved: CE · Figure: 16-3 |

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Percentage in Class
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
model blocks
composites
0.04
0.06
0.08
0.11
0.16
0.22
0.31
0.43
0.61
0.85
1.20
1.68
2.37
3.32
4.67
6.56
9.22
12.95
18.19
25.58
35.91
50.46
70.89
99.60
139.93
196.59
276.20
388.05
545.18
765.96
1076.13
Class Minimum Gold Grade (Au (g/mt))

Gold (Au (g/mt))
100.00
10.00
1.00
0.10
0.01
composites
model blocks
-4
-3
-2
-1
0
1
2
3
4
5
Cumulative Normal Distribution Function

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 16-4.doc

Date: 09/09/09

Approved: CE

**Figure: 16-4**

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Percentage in Class
Class Minimum Gold Grade (Ag (g/mt))
model blocks
composites

Silver (Ag (g/mt))
Cumulative Normal Distribution Function
composites
model blocks

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 16-5.doc

| Date: 09/09/09 | Approved: CE | **Figure: 16-5** |
|---|---|---|

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Other Relevant Data and Information

There is currently no other relevant data and information for this Project that has not been included in this Technical Report.

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Additional Requirements for Development Properties and Production

18.1

Mining Method

The Project has been designed as an open pit mine feeding two primary crushers.  The process facilities, located approximately 4.5km to the southeast, are connected to the primary crushers via a tunnel and overland conveyor.  Mine service facilities (truck shop and fuel storage) are located adjacent to the primary crushers.  The primary WRF is located at the head of the Rio del Estrecho Valley.  The overall Project layout (mining aspects) is shown in Figure 18-1.

18.1.1

Mine Design Parameters

The main steps in the applied planning process are shown in Figure 18-2 and follow a standard methodology for pit limit analysis, mining sequence and cut-off grade optimisation.

The resource model used was prepared by Barrick Technical Group and corresponds to the May 2004 block model.  It contains lithology, alteration, density, ore type, resource classification, grades, and royalty areas.  A number of calculations were performed on the resource model in order to determine the NSR of each individual block based on a number of parameters (e.g. metal price, grade, recoveries, treatment and refining charges) as described in Section 16 of this report.

18.1.2

SMU Assumptions, Bench Height, Dilution & Losses

As part of the resource modeling process, a series of regularized models (8m x 8m x 8m through 16m x 16m x 16m) were developed and compared to a Selective Mining Unit (“SMU”) model constructed with the Barrick proprietary SMU-man program.  The SMU-man program is designed to classify regular small blocks in contiguous ore zones in a similar manner to the ore control process of a mining operation.  In this way, internal dilution and contact dilution are applied on a logical basis relative to the overall ore pod, rather than on a mathematical basis as incurred through regularisation.  In a similar manner, ore losses are simulated when an isolated ore block cannot be grouped with other blocks to form a contiguous mineable shape.  Within the process, pertinent economic parameters and ore mixing rules were applied considering acceptable mining shapes representing approximately two to three blasthole widths as being mineable.  The resultant SMU man model was reconciled against 8m x 8m x 8m, 8m x 8m x 16m, 12m x 12m x 16m, and 16m x 16m x 16m models.  The 16m x 16m x 16m model was selected as having the best representation of the SMU-man model.

A bench height of 16m was selected, which is appropriate for the scale of operation and the size of the loading equipment.  No additional dilution factor or mine losses were applied to the grades in the mine plan, as this model was considered to have adequately considered dilution and losses during regularisation to the larger block size.  The Esperanza pit (and potential El Morro and Lama pits) is planned with 8m benches.

18.1.3

Pit Limit Analysis Results

A revised mine plan, production schedule and quantities has not been completed for the Mineral Reserve estimate and, as such, the mine schedule presented here corresponds to that developed with the quantities from the LoM plan in the Feasibility Study (Fluor Techint, 2009).  The difference is due to lower metal prices used in the Mineral Reserve estimate.  This difference is not considered material to Silver Wheaton’s interest in the Project.

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Using the pit optimisation parameters, a series of nested pits was generated with Whittle 4X software and variable revenue factors applied to the base case metal prices.  Whittle NPVs were calculated for a nominal mill feed capacity of 45,000t/d at a 6% discount rate.  In addition, NPVs were examined without discounting.

The pit limit for the base case metal prices contains a total of 478.1Mt of ore, reported on the 16m x 16m x 16m block model that contains 20.1Moz of gold and 793Moz of silver.  The total material in the pit is 1,719Mt (pit 81 of the Whittle series).  Pit 81 is the revenue factor one Whittle pit (Figure 18-3) band was selected as a guide for the final pit design to maximise resources while respecting the external constraints (Ice fields and TSF capacity).

With these resources, a 24-year life can be projected for the mine, which, for purposes of the current study, is restricted to the physical capacity of the tailings dam (420Mt) and stockpiling capacity.  It is important to understand that these are gross figures, as they are only the Whittle result without a later operational design.  Operational design included (without Morro and Lama) total ore of 437Mt, 18.5Moz contained Au and 1,492Mt total rock.  These represent the MY08 reserves (the Lama and Morro areas were not included into operational design because these sectors were shown to extend the life of the mine without significantly improving the NPV of the Project).

18.1.4

Pit Designs

Geotechnical Overview

The open pit slope designs are supported by several technical programs that span the period from 1997 to 2006, including core drilling, geophysical surveys, engineering field investigations, interpretive geological assessments, laboratory soil and rock testing and geotechnical analysis to develop appropriate slope and waste rock facility design parameters at the feasibility level.  Geotechnical considerations and relevant design criteria, including perception of risk tolerance, have been significantly influenced by changes made to the geology model since feasibility level stability assessments for the open pit and the waste rock dumps were completed.  Inter-ramp slope angles vary between 44º and 53º depending on the wall orientation (as shown below), except for altered rock (steam heated) that was designed with 38º and walls intercepting high Sulphate zones where 38º to 42.5º were used.  Batter angle is 70º in rock and 60 º to 65º in Sulphate-altered material.  Global slope angles used in pit limit analysis were based on these angles with provision for the inclusion of final pit ramps based on earlier studies with main ramps designed with 38m width.

Pit slope stability issues (particularly in the south wall which reaches a maximum height of approximately 600m) can be mitigated by implementing a step-in to reduce the overall pit slope angles.  The impact would lead to a reduction in reserves (since environmental permit in Chile has a restriction that the Toro 1, 2 and Esperanza ice fields must not be impacted).  Controlled blasting techniques (included in the operating cost estimates) with line hole drilling and trim blasting with small (165mm) diameter holes will likely be required in order to help maintain overall wall stability.

18.2

LoM Plan

The pit envelope corresponding to the base case metal price was used for the design of the operational final pit by eliminating the bottom benches that are smaller than the minimum area required for the operation of the equipment and including development for the ramp layout.  An optimisation shell (pit 81 of the Whittle series) was used as to the basis for the operational design.  The ramp layout was applied mainly within the boundaries of the final shell.  Also considered was the Project constraint of a maximum physical capacity of 420Mt of ore based on the proposed TSF.  Apart from this, the pit design seeks to achieve the following:

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•

Select the best revenue/tonnes zones within the final optimised pit limits (applying this criteria, the El Morro and Lama phases were not included);

•

Maintain continuous road access system to different phases; and

•

Match design slope angles to geotechnical recommendations.

A plan view of the final operational pit is shown in Figure 18-4.

Quantities for the LoM plan within the pit limits for Pascua and Esperanza are shown in Table 18.2.1 for a cut-off revenue of US$0.19/t for Pascua and Esperanza.  This value covers the nominal cost of extensions to the TSF that are not included in the original NSR calculation of the pit limit analysis.  The approximate cost of expanding the TSF from about 312Mt to about 400Mt is about US$74.6M or US$0.19/t (calculated over about 400Mt of ore).

The mine development strategy includes a high-grade cut-off selection criteria which means that low-grade ore will be stored on WRF platform and an over topography area located close to the truck workshop.  The available area on WRF constrains the stockpile capacity making it necessary to discard low-grade ore during the mine life.  This discarding of lower grade ore, along with TSF capacity constraints, represents approximately 10% of the LoM quantity.

18.2.1

Phase Design

For scheduling purposes, the pit has been split into nine logical mining phases.  The mining sequence as determined by the pit optimisation runs was used to guide the detailed mine schedule.  The sequence follows the highest revenue and lowest stripping ore.  This high revenue is associated with high gold and/or silver grades.  This results in creating a long-term RoM stockpile within the production sequence.  The pit phases have been designed with a minimum width of 116m in Pascua and 90m in Esperanza (including ramps),averaging of 150m (Note: 78m is the minimum width required for a rope shovel loading on both sides).  The pit at the conclusion of the pre-strip period is shown in Figure 18-5.  The general phase sequence is presented in the Figure 18-6 and Figure 18-7 for benches 4,892 and 4,796 respectively.

18.2.2

Mine Production Schedule

The basic criteria and results of the mine production schedule are:

•

The ore processed during first 24 months will be at 30,000t/d (two processing lines).  After this, a third processing line is added to make a nominal capacity of 45,000t/d.  Ore processed in the first 32 months will be only Non-Refractory (comprising NR and NRW), while Refractory ore (comprising RSP and RSE) will be stockpiled until the flotation circuit is complete (33rd month);

•

Three to four phases active in production at any time (except Year 3) during the plan, with two phases supplying ore to the plant;

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•

A maximum production rate per phase and per period (in t/d), established according to the geometry of the phases and the number of shovels that can work within that geometry;

•

An average number of eight sinking benches per annum in the initial years (a maximum nine benches per phase);

•

No dilution factor was applied to the grades in the mine plan as the 16m × 16m × 16m Pascua model was considered to adequately contain dilution and losses.  Esperanza will be developed using an 8m x 8m x 8m model on 8m benches to adequately recover narrower ore structures;

•

Pre-stripping requirement is 66.4Mt.  This is scheduled to be mined in an 18-month period including Phase 1 of Esperanza and Phase 1 of Pascua;

•

Maximum total yearly mine rock movement is 121Mt (127Mt including rehandling);

•

During the life of the mine, a total of 130Mt are sent to stockpile (36Mt of Refractory and 94Mt of Non-Refractory ore) and reclaimed during the LoM plan (represents approximately 30% of total ore feed).  Some of this stockpile is reclaimed in earlier years in order to provide plant batching requirements and to supplement the grade.  The maximum total stockpile capacity is 67Mt;

•

The mine plan allows 22 days lost per year due to bad weather conditions.  In severe winter years, longer periods of production loss may be incurred;

•

The mine plan assumes all waste rock will be placed in the WRF, and the long-term ore stockpile will be placed on the top platform of this WRF; and

•

The mine development strategy includes a high-grade cut-off selection criteria which means that low-grade ore will either be stored on WRF platform or on the over topography area located close to the truck shop.  The available area on WRF constrains the stockpile capacity so it is necessary to discard low-grade ore during the mine life.

The LoM production schedule is shown in Table 18.2.2.1.  Figure 18-8 and Figure 18-9 represent some of the main characteristics of the proposed mined plan.  As can be seen from these figures, strip ratio and silver grades produced from the mine are quite variable in the first part of the mine life and further smoothing should be examined with subsequent iterations of the mine plan.

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Table 18.2.2.1:  LoM Plan (Feasibility) Production Schedule

	value /	units /	Total	Pre-Production. . .			Production. . .
	factor	sensit.	or Avg.	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
OPEN PIT MINING
Material Movement
Preproduction Mining
Waste - Chile	-	kt	66,114		18,614	47,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Waste - Argentina	-	kt	224		224	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Preproduction Waste	-	kt	66,338	0	18,838	47,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Refractory Ore - Chile	-	kt	0	Ore Type Pre-Production Not Specified
Non Refractory Ore - Chile	-	kt	0
Preproduction Ore	-	kt	65	0	5	60	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Waste - Chile	-	kt	805,504		0	15,433	85,182	75,790	98,188	72,741	84,519	74,100	51,089	56,038	27,942	23,547	11,137	11,306	10,758	12,108	20,678	9,155	5,897	10,166	16,428	21,212	12,090	0	0	0	0
Waste - Argentina	-	kt	234,878		0	11	5,786	7,648	7,668	11,438	9,125	20,200	51,435	36,385	17,263	15,682	2,871	2,727	3,326	5,840	5,206	4,866	6,945	7,559	8,079	4,659	159	0	0	0	0
Waste - Comsur	-	kt	0		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subtotal PP+Prod Waste	-	kt	1,106,720	0	18,838	62,944	90,968	83,438	105,856	84,179	93,644	94,300	102,524	92,423	45,205	39,229	14,008	14,033	14,084	17,948	25,884	14,021	12,842	17,725	24,507	25,871	12,249	0	0	0	0

Chile
Refractory Ore	-	kt	0	Ore Type Production Not Specified
Non Refracetory Ore	-	kt	0
Subtotal Chile	-	kt	285,285			504	11,967	24,587	15,314	32,876	17,804	15,986	7,875	8,289	14,387	16,414	10,468	9,976	10,658	10,982	14,480	17,699	8,217	10,145	6,807	7,194	12,656	0	0	0	0
Argentina
Refractory Ore	-	kt	0	Ore Type Production Not Specified
Non Refractory Ore	-	kt	0
Subtotal Argentina	-	kt	99,167			0	0	0	0	119	0	40	2,426	11,297	14,062	13,356	8,124	7,791	6,757	5,181	3,636	4,618	8,940	7,130	3,686	1,934	70	0	0	0	0

Total Refractory Ore	-	kt	0	Ore Type Production Not Specified
Total Non Refractory Ore	-	kt	0	Ore Type Production Not Specified
Subtotal Ore	-	kt	384,452	0	0	504	11,967	24,587	15,314	32,995	17,804	16,026	10,301	19,586	28,449	29,770	18,592	17,767	17,415	16,163	18,116	22,317	17,157	17,275	10,493	9,128	12,726	0	0	0	0
Total	-	kt	1,491,172	0	18,838	63,448	102,935	108,025	121,170	117,174	111,448	110,326	112,825	112,009	73,654	68,999	32,600	31,800	31,499	34,111	44,000	36,338	29,999	35,000	35,000	34,999	24,975	0	0	0	0
LoM strip ratio	-	wst:ore	2.88	2.71		30.64	7.60	3.39	6.91	2.55	5.26	5.88	9.95	4.72	1.59	1.32	0.75	0.79	0.81	1.11	1.43	0.63	0.75	1.03	2.34	2.83	0.96
Preprod. Strip ratio	-	wst:ore	1,020.58		3,767.60	791.67
STOCKPILES
Refractory Stockpile
Begin Inventory	-	kt	-
Refractory In	-	kt	0	Ore Type Production Not Specified
Stockpile to Mill	-	kt	115,913			0	0	0	2,760	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	3,653	0
End Inventory	-	kt	-
Refractory Mill Feed Grade							Mill Feed Grade
Copper	-%		-			0.000%	0.000%	0.000%	0.197%	0.103%	0.138%	0.134%	0.166%	0.082%	0.066%	0.134%	0.148%	0.128%	0.108%	0.086%	0.101%	0.083%	0.098%	0.105%	0.134%	0.100%	0.099%	0.069%	0.068%	0.025%
Gold	-	gpt	-			0.000	0.000	0.000	1.910	2.870	3.100	2.680	3.000	2.200	1.530	1.660	1.750	1.680	1.590	1.670	2.020	1.980	1.500	1.560	1.990	2.000	2.140	1.170	1.160	0.210
Silver	-	gpt	-			0.000	0.000	0.000	39.720	110.950	53.850	37.390	35.880	61.470	79.030	112.790	77.520	72.260	65.350	44.430	27.390	32.420	50.390	26.730	19.360	23.710	21.350	36.650	35.480	76.300
Metal in Mill Feed							Contained Metal in Mill Feed
Copper	-	kt	124	0	0	0	0	0	5	6	8	7	9	4	4	7	8	7	6	5	6	5	5	6	7	6	5	4	4	1	0
Gold	-	koz	7,103	0	0	0	0	0	169	505	546	472	528	387	269	292	308	296	280	294	356	349	264	275	350	352	377	206	204	25	0
Silver	-	koz	192,806	0	0	0	0	0	3,525	19,530	9,479	6,582	6,316	10,820	13,911	19,854	13,645	12,720	11,503	7,821	4,821	5,707	8,870	4,705	3,408	4,174	3,758	6,451	6,245	8,961	0
Non Refractory Stockpile
Begin Inventory	-	kt	-
Non Refractory In	-	kt	0	Ore Type Production Not Specified
Stockpile to Mill	-	kt	268,607			345	10,496	11,524	13,665	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	12,772	805
End Inventory	-	kt	-
Non Refractory Mill Feed Grade							Mill Feed Grade
Copper	-%		-			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Gold	-	gpt	-			1.300	1.670	1.600	1.700	1.490	1.650	1.630	1.400	1.220	1.420	1.280	1.220	1.200	1.190	1.220	1.400	1.380	1.350	1.320	1.180	1.150	1.300	0.580	0.150	0.150	0.150
Silver	-	gpt	-			44.470	82.240	103.380	87.510	101.690	59.740	62.310	28.870	73.510	101.130	120.910	72.660	62.790	48.640	32.390	17.940	19.780	28.540	21.740	19.580	14.850	6.710	21.440	85.920	89.630	89.630
Metal in Mill Feed							Contained Metal in Mill Feed
Copper	-	kt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gold	-	koz	10,689	0	0	14	564	593	747	525	581	574	493	430	500	451	430	422	419	430	493	486	475	465	415	405	458	204	53	62	4
Silver	-	koz	496,571	0	0	493	27,752	38,303	38,447	35,800	21,032	21,936	10,164	25,879	35,603	42,566	25,580	22,105	17,124	11,403	6,316	6,964	10,048	7,654	6,893	5,228	2,362	7,548	30,248	36,805	2,320
PROCESSING
Ore Received
Refractory Ore	-	kt	115,913	0	0	0	0	0	2,760	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	3,653	0
Non Refractory Ore	-	kt	268,607	0	0	345	10,496	11,524	13,665	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	12,772	805

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18.3

Mining Operations

18.3.1

Pre-production Activities

The contracted pre-production development only for roads and mine platforms includes a total of 4.2Mm3 of cut and 1.0Mm3 fill, plus a total of 11.6km of roads.  The schedule of these activities has an estimated time of 15 months, including four months for winter conditions, according to budgetary quotations received from contractors.  Pre-stripping totals 66.4Mt of waste and is mined in 18 months, and includes Phase 1 at both Pascua and Esperanza.  This activity will be performed with owner operated equipment and considers working with hydraulic shovels and front end loaders during the first quarter.  It is expected that power supply will be ready six months before starting pre-stripping, however for safety issues, equipment flexibility and physical pit constraints, pre-stripping operations will begin with diesel equipment.

18.3.2

Equipment Requirements

The Pascua mine typically will operate with 16m benches and a sufficient phase width geometry to achieve as maximum production level of 121Mt/y, supplying the mill with 16.4Mt/y of ore.  This includes simultaneous mining in up to three operating phases.  The Esperanza sector will be mined with 8m benches in the ore and associated waste.  The vertical advance rate of the pit will be relatively high with a maximum of nine benches per phase per year, resulting in frequent requirements for ramp development and opening of new benches.  Consequently, the drilling and loading equipment has been selected to combine high productivity and low cost with high mobility and ability for selectivity.

The mine area is located approximately between 4,400masl and 5,200masl with seasonal temperatures that vary from –25ºC to +25ºC, and high winds that often include extreme gusts.  These unfavourable conditions affect the equipment performance and operational cycle times.  Specifications for the mine fleet equipment take into consideration the operating and safety performance under these conditions.  In addition to the standard options available from equipment manufacturers, custom safety enhancements have been provided with after-factory installation on the selected equipment.  The safety specifications for mobile equipment includes equipment for arctic conditions, such as, sealed cabins, armoured glasses, non-slip surfaces, they also include proactive advisory system for tired drivers (“ASTiD”), and anti-collision systems.  Heaters for hydraulic fluid, coolant, battery and engine oil have been considered for asset protection.

The equipment was selected for a standard open pit mining operation with conventional drill, blast, load and haul, considering bulk excavation of waste using large rope shovels, and bulk-selective loading of ore using front end loaders and hydraulic excavators.  A mining fleet commencing with diesel powered equipment has been selected, supplemented by lower cost electric shovels as the pit is developed.

The drilling equipment will consist of four electric units drilling 270mm diameter blastholes for Pascua and two units set up for 229mm diameter blastholes for Esperanza.  Pre-split drilling will be applied in the final pit walls and will be drilled with 165mm diameter holes.  Blasting design assumes the use of heavy ANFO as the primary blasting agent with emulsion used in areas requiring higher strength or water resistance.

The preferred option is a fleet of electric rope shovels for the majority of loading requirements supported by hydraulic excavators and front-end loaders for ore loading and secondary requirements.  There will be two 60m3 electric rope shovels assigned to waste loading, plus three 42m³ diesel hydraulic shovels and three 17m3 front end loaders assigned to ore and stock re-handling.  Performance for a 60m3 shovel in waste is estimated at 70,000t/d while the 42m3 shovels performance is estimated at 65,000t/d.  According to the current construction plan, electrical power will be available at the mine only at the second quarter of the pre-stripping, so this first stage of exploitation will only be handled with the hydraulic shovels and front-end loaders.  The electric supply has to consider topographic and weather conditions (winds, snow), avoid exposed aerial lines in problematic areas and will depend primarily on trailing cable.

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The truck fleet consists of 30 units, each with 290t capacity.  Calculation of the number of trucks is based upon the detailed estimate of hauling distances for every type of material per phase and period.

The ancillary equipment includes bulldozers, wheel dozers, graders and water trucks.  The number of auxiliary units is a function of the number of units in the primary loading and hauling fleet, as well as the total rock movement in the pit.  The ancillary equipment fleet was calculated per period of the plan.  A summary of the primary mining fleet is shown in the Table 18.3.2.1.

Table 18.3.2.1:  Pascua-Lama Primary Mining Fleet Requirements

Main Equipment Summary	Number
Drill 229mm (Diesel)	2
Drill 270mm (Electric)	4
Electric Rope Shovel 60m3	2
Hydraulic Excavator 42m3	3
Front End Loader 17m3	3
Truck 290t	30
Track Dozer	12
Wheel dozer	5
Grader	6
Water Truck	3

18.3.3

Grade Control

In order to minimise ore dilution, maximize ore recovery, and thereby improve the operation’s overall economics, grade control will play an important role throughout the mining process at Pascua-Lama.

The plant feed will be scheduled on two ore types, classified as Non-Refractory and Refractory ore.  The crushing facility comprising two crushers and two large ore bins will permit batch operation of the coarse ore conveying system.  In addition to the ore feed constraints, feed will be optimised by ore value and any plant limitations such as hardness, lime consumption etc.

The short-term mine planning group will need to schedule ore loading operations in order to satisfy these constraints; in addition operational stockpiles need to be scheduled with consideration given to variable ore exposure within active mine benches.  The stockpiles will be segregated into Refractory and Non-Refractory ore and a total of 130Mt is planned to be sent to stockpile and reclaimed during the mine life.  This will necessitate operational stockpile re-handling (up to 30% re-handling of ore feed).  Stockpile planning needs to consider this requirement in addition to that associated with winter mine operations.  Operational stockpile locations and sizes will be adjusted to the requirements of short- and medium-term mine plans where possible will be located close to the primary crusher.  The ability to separate various ore types, as well as the tracking of ore grades going to and coming out of stockpile, will need careful consideration form the short-term mine planning group in order to achieve the desired processing requirements.

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Pascua-Lama Project	NI 43-101 Technical Report

Ore and waste will be sampled based on blasthole cuttings.  After analysis, blast dig lines will be demarcated based on SMUs varying between 1,300t (Esperanza) and 10,000t (Pascua) depending on the mining method and mining area.  All primary loading equipment will be equipped with high precision GPS equipment to ensure minimisation of ore losses and dilution.  Additionally, conventional field demarcations will be used including flags, stakes and markers consistent with local conditions.

18.4

Geotechnics

18.4.1

Mining Geotechnics

A review of the mining geotechnics and pit slope stability was carried out for the Project during August 2009 by Ms. G. Rosales, and Messrs E. Hormazabal and G. Even of SRK Chile.  The review comprised of internal meetings and presentations by the Project team.

On August 10, 2009, a conference call was held with Pascua-Lama team personnel to discuss slope design issues and the application of the geotechnical database to the design process.

A visit to the mine site was carried out on August 11, 2009 in order to evaluate in situ rockmass conditions.

The objectives of the review were to establish confidence levels that exist in the geotechnical database, structural model and the rockmass properties, with a view to assessing the reliability of the pit slope design at feasibility level.

18.4.2

Structural Geology

The Pascua Pit area is characterized by many vertical to sub-vertical faults.  Most faults are wider in the surface outcroppings and contain more gouge and breccia than in the subsurface expressions where the same structures are intersected by underground workings.

The structural framework of the Pascua-Lama deposit has been divided into seven major sets, each of which is characterized by a grouped range of common azimuths.  The following summarises the principal structure sets, with the first two being the most abundant and pervasive fracture sets identified at Pascua-Lama:

•

Pedro structure set direction 345° to 010° and dips between 80° and 90°, with sinistral movement.  No dextral offsets are recorded.  As a general rule, fracture frequency ranges from 1/m to 4/m, but frequencies can be up to 5/m to 20/m in the Esperanza portion of the deposit, where some of the wider fractures occur;

•

Esperanza structures display either sinistral or no movement.  Strike direction is 090° to 030° and dips of 85° NW to 85° SE.  Generally, the fracture frequency of the Esperanza structures is on the order of 1/m; however, in the Brecha Sur portion of the deposit, frequencies of up to 3/m occur around some of the wider fractures;

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•

Pascua structures display no evidence of movement.  They strike 290° to 310° and dip between 65° to 90° NE.  As a rule, the joint frequency is 2/m, but near the Brecha Central structure frequency increases to as much as 6/m in and around the wider structures;

•

José structures set, is similar to the Pascua set, Raúl and Escondite structures, and fall within one of the four least abundant but pervasive structural sets.  Jose structures present a direction of 315° to 345°, dip sub-vertical and have a fracture frequency (as a rule) of around 2/m, but this can increase to as high as 4/m east of the Brecha Central, where the widest fractures occur.  The amount of displacement and direction of movement along the José structures has not been determined;

•

Raúl structures set, with an azimuth direction of 030° to 065°, generally present fracture frequency ranges from 1 to 5/m.  Both sinistral and dextral movements have been recorded on the Raúl structures, although sinistral movement is more common;

•

Escondite structure set strikes 065° to 100°.  Generally, the fracture frequency ranges from 1 to 2/m.  Locally, polymictic and monomictic breccias as wide as 2 to 4 m occur along the Escondite structures, as well as andesite dikes.  No movement has been recorded for the Escondite structures; and

•

Flats, striking 0° to 30°, is the seventh structural set.  This set is a compilation of low angle fractures that include the south-dipping Escondite, east dipping Pedro and west-north-west dipping Esperanza structures.  Flats structures usually strike parallel to the previously described six sets of fractures, with a frequency averaging approximately 1/m.

18.4.3

Geotechnical Model

Borehole Database

A database containing all the geotechnical boreholes has been developed including location of holes, a summary of the entire suite of geotechnical logging parameters and laboratory strength data of some 2,400 point load tests (“PLT”), approximately 80 uniaxial compressive strength (“UCS”) tests, eight triaxial tests and ten shear tests.

Having reviewed the geotechnical database including geotechnical logging, rockmass characterisation, the laboratory testing program and synthesis of results, it is considered that a below average degree of confidence can be placed on the geotechnical database due to insufficient data.  Specifically, more geomechanical materials testing must be conducted to achieve a feasibility level (UCS, Triaxial and fault infill shear strengths).

For the borehole database, an attempt was made at confirming the expected correlations between the most important geotechnical parameters.  Rock Quality Designation (“RQD”) and Frequency Fractures (“FF/m”) parameters were plotted from a selection of boreholes included in Table 18.4.3.1.  The expected correlation, in general terms, for these parameters should be negative i.e. high RQD values correspond low FF/m values; however, these parameters show no correlation (Figure 18-10).  The data within the yellow circled areas of Figure 18-10 are of particular concern as the combination of extremely high RQD values with high FF/m values and likewise the combination of RQD values near zero with very low FF/m values are not compatible.  Golder (2004) mentions that some geotechnical data were either corrected or eliminated, but it is not known which data is being referenced.

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It should be noted that there are no industry norms for geotechnical data reviews with an emphasis on auditing.  Therefore, the analyses were carried out as dictated by the format in which the data were provided, and with reference to logically relevant parameters.

Table 18.4.3.1:  Selected Boreholes of Pascua-Lama

Id	Borehole	Id	Borehole	Id	Borehole	Id	Borehole
1	DDH-00-69	36	DDH-262	71	DDH-294	106	DDH-99-47
2	DDH-00-70	37	DDH-263	72	DDH-295	107	DDH-99-51
3	DDH-00-71	38	DDH-264	73	DDH-296	108	DDH-99-52
4	DDH-00-72	39	DDH-265	74	DDH-297	109	DDH-99-53
5	DDH-00-73	40	DDH-266	75	DDH-298	110	DDH-99-54
6	DDH-00-74	41	DDH-267	76	DDH-298A	111	DDH-99-55
7	DDH-00-75	42	DDH-268	77	DDH-299	112	DDH-99-56
8	DDH-00-76	43	DDH-269	78	DDH-300	113	DDH-99-57
9	DDH-00-86A	44	DDH-270	79	DDH-301	114	DDH-99-58
10	DDH-00-88	45	DDH-271	80	DDH-302	115	DDH-99-59
11	DDH-00-89	46	DDH-272	81	DDH-303	116	DDH-99-61
12	DDH-00-90	47	DDH-273	82	DDH-304	117	DDH-99-62
13	DDH-00-91	48	DDH-274	83	DDH-305	118	DDH-99-63
14	DDH-00-92	49	DDH-275	84	DDH-306	119	DDH-99-64
15	DDH-00-93	50	DDH-276	85	DDH-307	120	DDH-99-65
16	DDH-00-94	51	DDH-277	86	DDH-308	121	DDH-99-67
17	DDH-00-97	52	DDH-279	87	DDH-309	122	DDH-99-68
18	DDH-00-98	53	DDH-280	88	DDH-310	123	DDH-99-77
19	DDH-00-99	54	DDH-281	89	DDH-311	124	DDH-99-77A
20	DDH-00-103	55	DDH-282	90	DDH-312	125	DDH-99-78
21	DDH-00-106	56	DDH-283	91	DDH-313	126	DDH-99-79
22	DDH-00-119	57	DDH-284	92	DDH-314	127	DDH-99-80
23	DDH-00-120	58	DDH-285	93	DDH-315	128	DDH-99-81
24	DDH-00-121	59	DDH-285B	94	DDH-316	129	DDH-99-82
25	DDH-00-122	60	DDH-285C	95	DDH-317	130	DDH-99-83
26	DDH-00-125	61	DDH-286	96	DDH-318	131	DDH-99-84
27	DDH-00-126	62	DDH-287	97	DDH-331	132	DDH-99-85
28	DDH-00-127	63	DDH-288	98	DDH-332	133	DDH-99-86
29	DDH-00-129	64	DDH-288A	99	DDH-334	134	DDH-99-87
30	DDH-00-132	65	DDH-288B	100	DDH-336
31	DDH-00-134	66	DDH-289	101	DDH-337
32	DDH-00-135	67	DDH-290	102	DDH-99-22
33	DDH-00-140	68	DDH-291	103	DDH-99-23
34	DDH-00-143	69	DDH-292	104	DDH-99-24
35	DDH-215A	70	DDH-293	105	DDH-99-27

Slope Design Shear Strength Parameters

Shear strength parameters for slope design have been developed from the geotechnical database using RMR/GSI and the Hoek-Brown failure criteria ((Hoek & Brown, 1980), (Hoek & Brown, 1988), (Hoek et al., 2002)) for geotechnical units related to each of the lithologies and alterations encountered in the open pit.  Table 18.4.3.2 shows a summary of UCS values based on point load tests correlated to a smaller UCS database.  It is unclear how the parameter “mi” (a constant that defines the frictional characteristics of the component minerals in these rock elements) was determined from a total of only eight triaxial tests (it must be considered that there are eight main geotechnical units; therefore, one expects there should be multiple triaxial tests for each geotechnical unit).  The value of “s” was 1.0, (an empirical Hoek-Brown parameter), as considered by MR&G (1998).  The values of “m” (based on another empirical Hoek-Brown parameter) used by MR&G (1998), were: Granodiorite – 19.26; Breccia – 28.20; and Monzonite – 7.35.  The principal deficiency seen by SRK in regard to the current state of geomechanical testing is the lack of sufficient UCS, triaxial and direct shear tests in order to characterise the intact rock properties appropriately for all of the geotechnical units.  Shear strength tests of the in-fillings of the major faults are also apparently lacking.

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Table 18.4.3.3 shows Mohr-Coulomb parameters used in slope stability analyses; however, the correlation between UCS and shear strength is unclear.  UCS values for Fresh, Silicification and Quartz Alunite alteration in the granites and granodiorite, ranges from 65MPa to 140MPa (Table 18.4.3.2), but cohesion parameters range from 40kPa to 720kPa (Table 18.4.3.3).

No adjustments for anisotropy within the rockmass based on the orientation of the relevant structures with respect to the orientation of the pit slopes were found.

A relatively low degree of confidence can be placed on the defined shear strength parameters for pit slope design purposes.

Table 18.4.3.2:  Summary of UCS*

Rock Type	Alteration Type
	Fresh	Silicification	Quartz Alunite	Steam Heated
	UCS (MPa)	UCS (MPa)	UCS (MPa)	UCS (MPa)
Tuffs	140	124	96	63
Diorite	73	65	67	39
Granite A	-	81	69	68
Granite B - South	69	69	69	35
Granite B - North	69	69	69	35
Granite C - South	-	116	98	42
Granite C - East	114	112	99	42
Granodiorite	127	130	108	43

*Review of proposed pit designs for the Pascua Project, Chile (Addendum to the feasibility level slope design study), Dec. 2000.

Table 18.4.3.3: Summary of Linear Mohr-Coulomb Strength Parameters*

Rock Type	Alteration Type
	Silicification		Quartz Alunite Jarosite (QAJ)		Quartz Alunite Sulphide (QAS)**		Steam Heated
	Ø (°)	C (KPa)	Ø (°)	C (KPa)	Ø (°)	C (KPa)	Ø (°)	C (KPa)
Tuffs	42.4	660	42.4	660	26.5	40	27.4	41
Diorite	43.7	630	44.0	630	-	-	-	-
Granite A	48.2	720	46.8	690	39.0	55	-	-
Granite B - North	46.8	690	43.6	620	-	-	28.5	42
Granite B - South	46.8	690	46.8	690	-	-	35.2	50
Granite C - North	44.0	630	42.6	600	30.7	44	-	-
Granodiorite	46.1	670	44.5	640	32.3	46	30.3	44
Breccia Central	31.5	62	-	-	31.5	45	28.5	42
Breccia Central (fault)	24.1	56	-	-	24.1	56	-	-
Breccia Sur	48.2	720	46.8	690	-	-	35.2	50

*Review of proposed pit designs for the Pascua Project, Chile (Addendum to the feasibility level slope design study), Dec. 2000.

**Calculated using a normal stress of 1.5 MPa.

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Pit Slope Design

To date, evaluation of the pit slope design angles have been confined to limit equilibrium analyses using the commercially available program XSTABL, resulting in the definition of steep design angles in accordance with the CMNSA Group acceptance criteria of a Factor of Safety of ≥1.2.  No mention of probability of failure criteria was found.  SRK recommends that a probability of failure within the acceptability criteria be included (The Probability of Failure concept is illustrated on Figure 18-11).  No distinction for bench, inter-ramp and overall instability criteria were found.  No distinction for acceptability criteria for sectors next to infrastructure was found.

With overall slope heights on the order of 700m (Figure 18-12) configured without any catch berm or platform, it is recommended that numerical modeling be used to evaluate the slope performance, particularly in hard brittle rock units such as those encountered at Pascua-Lama.  Limit Equilibrium analyses do not provide acceptable results for complex failure mechanisms, particularly if the toppling failure mechanism is expected.

No Macro-blocks and/or Macro-wedges analyses were performed; particularly for the south wall.

A further requirement for the next phase of the study will be a detailed analysis of the pit slope vertical sections incorporating site specific information including individual faults, shears and any other structural features or divergence of shear strength parameters in a Risk Numeric approach, where the sensitivity of slope angles can be tested in relation to pit economics and the Corporate Risk Profile.

Further to the development of a geotechnical database for pit slope design purposes as discussed, the following criteria must be considered within the open pit operations in order to achieve the LoM plan:

•

Pit limits blasting: Controlled blasting techniques are recommended.  It is understood that pre-splitting technique will be used and is already incorporated in the capital costs for the Project (purchase of equipment).  Operating costs would also be impacted by using this technique;

•

Seismic risk: It is considered that the risk of slope failure is low due to earthquake activity.  However, the rock fall potential will be high.  The impact of seismic risk should be included in the Risk Numeric design recommended for the next phase of the geotechnical program;

•

Impact of snow on open pit slopes; Based on observations in the pit and our appreciation of the winter conditions prevalent at the Pascua-Lama site, it is considered that the only impact of snow on the pit slopes will be the ingress of water to the slope and recharge through any cracking that may occur at the crest of benches or on access ramps.  This could lead to an increase in pore pressures in the slope with the subsequent deleterious effect on stability;

•

Geotechnical monitoring: 2 Robotic survey equipments and a radar system are considered in the pit slope monitoring program.  Also, for subsurface monitoring, inclinometers and extensometers are considered.  This is considered primarily for safety issues; and

•

Bench marking: Specific bench marking has not been carried out as yet, although it is apparent from initial investigation that slope angles of 48° with 700m overall heights are generally outside normal practice, notwithstanding the condition of the rock mass (Figure 18-13).

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18.5

Primary Crusher, Ore Storage Bins, Cavern & Conveyor Tunnel

The primary crusher facilities will be located in the Pascua area at 4,750masl.  These facilities include the primary crusher building, the access shaft to the overland conveyor tunnel, storage bins in rock, and overland conveyor feeder facilities (Figure 18-14).

Two coarse ore storage bins, each with a capacity of 5,000t, will be excavated in rock, beneath the crushers.  From these bins, ore will be fed to the overland conveyor by feeders and a sacrificial conveyor, located in a concrete-lined underground cavern.  The cavern will also house the drive system for the overland conveyor, a 45/5t crane and a safety area for personnel.

In this area, a shelter will be established at the truck workshop facility for both planned shelter (operations conditions with minimum personnel for 15 days) and emergency shelter (to lodge all personnel for two or three days).  Bedrooms, bathrooms with showers, laundry, recreation room, dining room, kitchen with food preparation areas, food storage (for planned refuge requirements), first-aid room, and all installations required to make this area self-sufficient.

The 1.07m overland conveyor, that runs at about 6m/s, takes the ore from the primary crusher at Pascua to the stockpile at Lama via a tunnel approximately 3.95km long.  This conveyor will be supported with a steel structure over sleepers.

The conveyor tunnel will be rock excavated from the primary crusher cavern to approximately 600m before the stockpile.  From that point, the conveyor will be covered by a corrugated steel enclosure approximately 475m long.  The tunnel has a service road on one side of the conveyor and the entire tunnel will be out of the surface avalanche path.  Services, such as power and control systems, from Lama to Pascua, will also run through the tunnel.  Refuge chambers for personnel are included in the design.

18.6

Waste Management

18.6.1

Waste Dump Design & Schedule

The WRF, located at the head of the Rio del Estrecho Valley and immediately north of the Pascua-Lama pits, is designated as the primary waste rock disposal area throughout the life of the mine.  The primary dump platform will be at 4,750masl with the development of a second level at 4,655masl to be commenced in Year 5.  The WRF has a design capacity in the order of 1,200Mt and when completed, will be approximately 600m high.

The waste dump design is based on dumping with trucks using top-down construction.  The steam heated material that is mainly produced in the initial years of the mine could be problematic.  Three deeply incised channels in the valley headwall and a rock glacier within the limits of the WRF potentially exacerbate this situation.  As a consequence of these conditions and the dump height, a long dump crest will be developed to minimise crest advance rates.

Stability of the WRF has been identified as a risk to the Project.  The overall dump height, particularly in the early years, will mean that continuous dump settlement will occur and specific attention will be required for dump management and control.  Some risk is associated with operating a waste dump of this magnitude.  To better understand the risk, dump performance properties of steam heat altered rock will require further study.  In addition, more sophisticated stability analyses are warranted in order to account for the current and future properties of the waste rock due to weathering, the impact of very high stresses on the properties of the waste rock and foundation soils (including the rock glacier), and the range of seismic events that would typically be considered for both operational and post-closure conditions.

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The WRF operation is likely to encounter unfavourable stability conditions, wind and snow, potentially incompetent material and increasing dumping heights which could produce severe operational conditions.  Apart from these, a significant long-term stockpile will be located on top of the WRF.  All these considerations indicate that waste dumping has to be carefully planned, monitored and controlled.

In the event that additional waste dump capacity is required in either the short-term or long-term, the secondary (El Morro) WRF can be developed which could provide a storage capacity of about 270Mt.  Use of the El Morro WRF will incur the disadvantage of additional operating costs due to a longer truck haul cycle.  A bottom-up approach could also be considered in order to reduce active dump height (again at the expense of higher operating costs).  The backfilling of previously mined out areas may provide some storage capacity and would need to be assessed in terms of current pit phase sequencing.

18.6.2

Tailings Storage Facility

The TSF will consist of a 520ha, fully lined, valley fill impoundment designed (and currently permitted) to store about 312Mt of tailings.  There is a requirement for a future expansion to 420Mt which is based on about 400Mt of ore and an allowance of about 20Mt for the effect of limestone residue.

Containment will be provided by a 140m high rockfill dam which will be built in ten stages using downstream construction methods.  The waste rock will be initially obtained from the Veladero waste dump.  The liner will consist of a linear low density polyethylene (“LLDPE”) geomembrane overlying a low permeability clay layer.  The liner will have an under-drain and an over-drain.  The under-drain will reduce the hydraulic pressure beneath the geomembrane.  The over-drain will improve tailings consolidation.

The impoundment will be able to store the probable maximum flood (PMF) event.  A series of spillways will be developed during operations to pass the 1;1,000 flood and a separate permanent spillway will be constructed at closure.

The TSF also includes surface water management systems which intercept and divert the Turbio and Canito drainages with dikes and channels.  These drainage waters will be diverted to pipelines that discharge into the Las Taguas River.

Tailings from the process plant will be distributed by pipe systems to the north and south sectors of the impoundment.  This will direct water to the reclaim pond area in the north-eastern sector of the impoundment.  Reclaimed tailings water and seepage from the over-drain system will be re-circulated back to the process plant.

A system of monitoring wells will be constructed downstream of the impoundment in order to monitor and, if necessary, control seepage associated with the TSF.  Depending on the water quality, this water can be pumped back to the impoundment.  The existing and proposed monitoring wells are located around and downstream of the tailings dam.

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Instrumentation consisting of piezometers, survey hubs, inclinometers, and accelerometers will be installed at the TSF.

18.7

Limestone and Lime Supply

18.7.1

Introduction

Due to the concentration of acid forming compounds contained in the Pascua-Lama ore, significant quantities of lime and/or limestone will be required to neutralise the resulting solutions when the ore is ground and washed.  Based on test work performed to date, the lime consumption is expected to reach as high as 54.8kg/t CaO.

Due to the high cost of purchased quicklime, US$120/t delivered to the site from San Juan, as well as the large number of trucks required to transport the quicklime from San Juan, alternatives were sought to reduce this cost and the excessive road traffic.  A limestone deposit at Potrerillo, 40km by road from Pascua-Lama, in the Rio del Carmen basin, Chile, was located and the design of a limestone/lime production facility was initiated.

The current design is to start Phase 1 of the Pascua-Lama processing facilities using quicklime supplied by truck from San Juan.  For Phase 2, the Potrerillo limestone quarry and a limestone and lime production facility will be commissioned to supply the total consumption of the Lama Process facility with any secondary quicklime supplies sourced from San Juan, if required.

18.7.2

Potrerillo Limestone Deposit

The Potrerillo limestone deposit is located between Potrerillo River and Monte Verde Stream, in the third region in Chile.  The site is approximately 6.739.000 north and 386.000 east (central point, in UTM coordinate PSAD56- 19°S System) at elevations ranging from approximately 3,700masl to 4,200masl.

The site is located south-east of Vallenar.  It is accessed by approximately 141 kilometres of paved and dirt roads from of Vallenar, capital of Huasco Province the third Region of Chile and approximately 40 km to the south of the Project (Figure 18-15).

18.7.3

Ownership

The Potrerillo limestone project consists of various mineral concessions including exploration and exploitation types granted by the Republic of Chile to CMN.  CMN is also the owner of the surface land, thus guaranteeing full access to the deposit.

18.7.4

Available Limestone and Production

The total estimated quantity of available limestone is 54.1Mt with 89.2 % CaCO3.

The limestone will be quarried by conventional open pit mining techniques and a rate commensurate with the demands of the processing plant.

The current mine plan will require a total of 21.8Mt over the life of the Project.

18.7.5

Limestone/Lime Slurry Preparation and Transport

Run-of-quarry limestone will be crushed and screened.  The coarse fraction (screen oversize) will be stored in silos and dedicated to MOL production by calcination.  The fine fraction (screen undersize) is likewise stored in silos for subsequent limestone slurry production by wet grinding.  A block flow diagram describing the operation is presented in Figure 18-16.

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18.8

Community and Social Issues

Pascua-Lama is a bi-national Project and has direct influence over San Juan Province in Argentine and the Huasco Province in Chile.  In Chile, the nearest inhabited sectors are located 60km from the Project, while in Argentine, the first rural town is located more than 100km away.

Complying with legislation of both countries, a consultancies process was developed during 2000 in Chile and 2004 in Argentina.  During this process, the most relevant aspects were:

•

Impacts on the water quality/quantity;

•

Impacts on the glaciers;

•

Increased traffic effects on existing roads, including safety (including accident);

•

Concerns over the integrity of the tailings dam ( due to location in a seismic area);

•

Access to pastured land; and

•

Potential benefits to flow to the communities, including: employment, training/education, and support to the local business.

During the process of the environmental evaluation (for approval) of the Project in both countries, significant community concerns were raised and NGO’s were involved.

Taking in consideration the observations of the community, the Project included a number of measures and programs related to the key issues and concerns of the communities.

Additionally, the Project considers a Community Management Plan and Government Relations Management Plan, and communicational policies in both countries.

The Community Management Plan includes the following:

•

Local Workforce development-Education Training;

•

Local Procurement and Supplier Development;

•

Community Development Projects;

•

Productive Development;

•

Health;

•

Education;

•

Water and Infrastructure;

•

Culture and Tradition;

•

Tourism, and

•

Atacama Commitment Chile.

Currently the Project has numerous commitments and has allocated the necessary resources to manage the social issues.  SRK is of the opinion that NGO and community groups will closely monitor the progress of the commitments.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-17
Pascua-Lama Project	NI 43-101 Technical Report

18.9

Markets

Based on the investigations to date, the Pascua-Lama Au/Ag/Cu concentrate is marketable as third party feed to a select few custom copper smelters.  The main smelters are Xstrata Copper’s Horne smelter in Canada and Weatherly International’s Tsumeb smelter in Namibia.  The latter is currently treating Chelopech Cu/Au concentrates which contain high arsenic levels.

Barrick’s overall marketing strategy is to sell directly to smelting companies and build long-term partnerships.  Barrick will look to sell 100% of the anticipated concentrate production under long-term off-take agreements to ensure saleability of 100% of Pascua’s high value complex material in all market conditions.  Agreements will include tonnage ranges covering all forecasted fluctuations in annual concentrate production.

During the initial two-years of the mine, Pascua-Lama will produce doré only from the oxide portion of the ore body.  Concentrate production will commence in Year 3 of the mining operations, generating a significant amount of revenue for the Project.  For Years 3 to 23, the Refractory ore mined from the sulphide portion of the ore body will be processed at an average rate of 15,000t/d.  On average, the processing plant will produce about 43,000dmt/y of concentrate for the first ten years and 33,000dmt/y for the final 11 years of the concentrate plant’s operations.

Based on LoM (Feasibility) averages, the combined value of the payable metals in concentrate is roughly US$3,461/dmt.  The approximate distribution of value amongst the three payable metals is as follows: Au = US$2,232/dmt (64%), Ag = US$865/dmt (25%) and Cu = US$364/dmt (11%).  These values are based on the current forecast grades for the single concentrate production scenario (using prices of Au US$800/oz, Ag US$12.00/oz. and Cu of US$2.00/lb).

Since Pascua-Lama will not produce a standard copper concentrate, instead it can be viewed as a complex precious metal concentrate with significant copper credits.

The Pascua-Lama material also contains many minor penalty elements that are considered deleterious to the typical copper smelting process, specifically the extremely high levels of arsenic and mercury.

These penalty elements strengthen the identified specialist smelters interest in the Pascua-Lama concentrate opportunity, as the penalty grades make Pascua concentrates one of, if not the highest revenue/highest margin material per dmt for the smelters, due to the high penalty revenue they will command on this concentrate.  In addition, the fact that precious metals will account for 88% of the concentrate value compared to only 12% for copper means the smelters will view Pascua-Lama as a sustainable feed source during all stages of the copper price cycle.

Copper concentrate sales to smelters are most commonly arranged under long-term off-take agreements.  The durations of these agreements are normally in the five to ten year range and in some instances the durations are matched to the length of a project’s financing repayment period.  Under long-term agreements, commercial terms are agreed for the duration of the agreement with the exception of some specific terms.  These terms could be treatment and refining charges which are commonly negotiated for an initial period years and then negotiated on an annual basis for the balance of the term of the agreement.

For the Pascua-Lama long-term off-take agreements, it will be necessary to ensure that Pascua-Lama’s complex concentrate can be sold at competitive terms during all stages of supply/demand cycles.  The recommendation is for Pascua-Lama to conclude agreements with a minimum of ten years duration with at least two, and if possible, three smelters.  In addition Pascua-Lama should explore LoM off-take agreements with the smelters.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-18
Pascua-Lama Project	NI 43-101 Technical Report

Forecasts indicate that the market opportunities for this type of concentrate are not expected to improve during the mine life.  Based on this very limited market the recommendation is that most, if not all, of the terms and conditions in off-take agreements should be fixed long-term, as it appears that Pascua-Lama will have very little negotiating leverage at any future re-negotiation points.

The marketing strategy involves negotiating Letters of Intent (“LOIs”) and Memoranda of Understanding (“MOU”) during the pre-construction stage of the Project, and if possible, prior to Barrick making public the final process design configuration for the Project.  LOIs are considered non-binding documents whereas MOUs are considered binding agreements.

SRK has not verified the LOIs or MOUs.

18.10

Contracts

SRK has been advised that there are no significant contracts in place for the Project since Barrick is in the early stages of project development.

A contract is in place with Fluor Techint engineering, procurement and construction of the process plant facilities.

A contract is in place with ARA Worley Parsons for engineering, and procurement services for the mine services and infrastructure.

A minor contract between Barrick and Redpath has been established for construction consultancy.  Redpath expected to have the contract for excavation of the conveyor tunnel, ore bins and ancillary underground excavations.

There are additional minor contracts with various other engineering consultants for ancillary infrastructure.

18.11

Environmental Considerations and Permitting

18.11.1

Current Permitting Status

The key environmental permits within both Chile and Argentina are already in place, including the Argentinean permit for the 312Mt TSF.  These approvals were accompanied by extensive lists of commitments and all of them are factored into the current Management Plan.  The required sectoral permits are in the process of being obtained to support the normal course of construction.

The notable permits or approvals that are not yet in place are linked to SERNAGEOMIN, the Mining Authority in Chile, and include the following:

•

Exploitation Permit – not yet submitted; considers the pit and mining methods;

•

Waste Dump Permit – submitted; given the risks associated with dump stability, design changes may be required before approval is obtained, and

•

Detailed Closure Plan – An updated narrative closure plan and description of the closure cost model is under development.  The updated closure plan will be submitted in Argentina in December 2010 and in Chile in 2014 in accordance with the requirements of those countries.  A closure plan was submitted to authorities in Chile in 2009.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-19
Pascua-Lama Project	NI 43-101 Technical Report

To the extent that the Exploitation and Waste Dump permits are outstanding, there are risks that the Chilean authorities may require changes to the proposed project that lead to either project start-up delays or potentially costly design changes.

The LoM Plan requires a total TSF capacity of about 420Mt.  The permit for expanding the TSF from 312Mt to 420Mt has not yet been submitted.

18.11.2

Closure

Conceptual Closure Plans have been included in the environmental submissions to both Chile and Argentina.  These plans are preliminary and very general but have more detailed engineering backup in both the water management plans and TSF plans of the environmental impact statement.  The closure plans developed and submitted to comply with the standards of Argentina and Chile are based on the experience Barrick had at the El Indio mine facility in Chile.  Subsequent to that, a closure cost analysis was performed using the Barrick corporate standard (BRYCE model).  This cost is included in the Project capital budget.  The environmental commitment is to submit a closure plan every four years in Argentina.  In Chile, the authorities require an updated plan every five years.

Additionally, a more detailed Closure Plan was prepared to be presented under Chilean mining legislation.  This plan follows the same criteria included in the EIA.  Basically, the closure plan for the Chilean facilities has been based on the following criteria:

•

Pit slopes will be left as they are at the completion of mining with the understanding that gradual slope degradation and pit slope collapses within the pit are acceptable;

•

Ponded water in the pit will be acceptable with the understanding that the regional water table is below the pit floor, although there is no comment regarding the possible movement of impacted seepage to the downstream environment;

•

For the waste rock facility, there will be no changes to the final slopes with the understanding that gradual slope degradation and slope collapses are acceptable, and

•

Post closure water treatment is expected to continue for several years, although there is no specific reference or analysis that addresses either the expected water quality or the expected duration of water treatment.

The current closure plans are preliminary and orientated primarily to comply with the local standards.  We understand that updated closure plans must be submitted to the regulatory authorities every five years.  It is expected, therefore, that a complete and detailed closure plan will be prepared for the whole Project in accordance with typical Barrick standards once operations commence and better information becomes available.

18.11.3

Bond Posting

In Argentina, the Closure Plan is part of the Environmental Impact Report submitted and approved with the Mining Secretariat of the province in accordance with the Argentine Mining Code (Environmental section included by law 24585).  Mining Investment Law sets forth the obligation for the mining companies to set up an accounting environmental reserve to attend environmental alterations derived from the mining activity.  The Feasibility Study to be submitted for the purpose of obtaining fiscal stability benefits under the Mining Investment Law requires companies to evidence technical feasibility which includes environmental feasibility (which in turn includes closure plan).  The National General Environmental Law (minimum environmental standards) establishes the obligation to contract environmental damage insurance policies.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-20
Pascua-Lama Project	NI 43-101 Technical Report

In Chile, there is a legal obligation for the submission of a Closure Plan Project to SERNAGEOMIN and for the plan to be updated on a five yearly basis.

The current closure plans are preliminary and orientated primarily to comply with the local standards.  Updated closure plans must be submitted to the regulatory authorities every four to five years.

18.11.4

Remediation and Reclamation

The Closure Plans are very general, and the only reclamation issue considered in these preliminary plans, is the water treatment in post closure (Acid drainage treatment plants designed to comply with the local effluent standards).The duration of this period has not been established to date.

SRK understands that the BRYCE model is the Barrick corporate closure cost analysis standard that was applied and which resulted in the development of the cost reflected in the capital budget.  SRK have not reviewed the BRYCE model for the Project..

The BRYCE model includes a complete analysis of all current Barrick requirements for closure for remediation and reclamation.  The closure plans submitted for environmental impact evaluation are in compliance with the standards of Argentina and Chile and are based on Barrick’s experience at the El Indio mine property in Chile.  The plans developed during the environmental impact evaluation have the level of detailed required for the initial project phases and agree with the closure cost as determined by the current Barrick standard.  The reclamation issues considered in these preliminary plans included the water treatment in post closure (Acid drainage treatment plants designed to comply with the local effluent standards).  They also included an engineered cover for the TSF, retrofitting of the water management systems to handle the 1 in 1,000 year return flows and removal of all facilities to ground level.  Detailed descriptions of the closure process are included in the documents for the water management system in Chile and the tails facility closure and water management system in Argentina.  The process has also included seismic analysis and determination of the stability of the tails and waste rocks facilities at closure.

18.12

Taxes and Royalties

18.12.1

Taxes

This Project has been evaluated on a before tax basis as the after-tax arrangement is not material to Silver Wheaton’s investment in the Project.

18.12.2

Royalties

In Argentina, the properties are subject to various royalties payable to the previous owners and the Province of San Juan.  The legal mandatory royalty collectable by the Province of San Juan is always applicable when the mine is in production.  Royalties payable to previous owners are not mandatory and are derived from a private agreement between the current mine operator and previous owners, as part of a purchase agreement.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-21
Pascua-Lama Project	NI 43-101 Technical Report

The legal royalty chargeable by the Province of San Juan is 3% less eligible operating costs.

In Chile, the NSR royalty (which is applicable only to gold and copper) varies with the price of gold from a minimum rate of 1.47% (at the modeled gold price of US$800/oz the rate is 9.80%).

Royalties applied to the revenue calculation (according to the origin of the ore) are described in Section 16.10.2.

18.13

Capital Costs

The estimated capital costs for the Project are summarised in Table 18.13.1.  Costs are current for the first quarter calendar year 2009.

Table 18.13.1:  LoM Capital Expenditure (US$ millions)

Capital Item	US$ (million)
Phase 1 pre-production, 2009-2012	2,450
Phase 2 expansion, 2013-2014	191
Subtotal	2,641
Additional equipment – mine, 2013-2014	99
Limestone/lime facility, 2014-2015	217
Subtotal	316
Sustaining capital, LoM, to 2036	359
Total Project	3,316

18.13.1

Mining

Prices for all major equipment are based on competitive vendor quotes.  The capital expenditure for major mine equipment was calculated according to the acquisition schedule and equipment priced ready to work.  The total open pit equipment capital cost is estimated to be US$366.1 million which consists of drilling, loading, hauling, support and miscellaneous equipment.  Pioneering was estimated based on quotations from contractors, plus an estimate of owner costs, during the pioneering period at US$39.3 million.  Pre-stripping is estimated to cost US$129.6 million (includes all the materials movement before the first tonne of ore is sent to the process plant – exclusive of pioneering activities and costs).  Operation team cost from 2008 to 2010 is estimated at US$19.7 million.  A summary of the capital expenditure profile is shown in Table 18.13.1.1.

Table 18.13.1.1:  Mine Capital Expenditure (LoM) (US$ millions)

Capital Item	Pre-pioneering	Pioneering	Mine	Total
Pre-stripping			129.6	129.6
Drilling Equipment			33.0	33.0
Loading Equipment			120.6	120.6
Hauling Equipment			149.8	149.8
Support Equipment			31.8	31.8
Miscellaneous Equipment			29.0	29.0
Other			12.4	12.4
Equipment Discounts			-10.5	-10.5
Subtotal			495.7	495.7
Pioneering and road		39.3		39.3
Owner Costs	3.1	16.6		19.7
Total	3.1	55.9	495.7	555.0

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-22
Pascua-Lama Project	NI 43-101 Technical Report

18.13.2

Processing

Capital costs for development of the open pit mine, process plant and associated infrastructure and surface facilities, excluding sunk costs prior to January 1, 2009, for a plant to treat 45,000t/d of ore, are committed in two Phases:

•

Phase 1: pre-production capital for works, plant and facilities in which the start-up treatment rate is 30,000t/d in two grinding lines and a third 15,000t/d grinding line is then brought on-line within six months; all ore in this stage is Non-Refractory; and

•

Phase 2: expansion capital for a flotation plant and associated concentrate handling facilities and services (including waste water management) which processes 15,000t/d of Refractory ore by converting the third grinding line; these come on line at the start of the third (full) year of operations.

Additional capital is committed for process plant and equipment as follows:

•

A dedicated, and Barrick-owned, limestone/lime quarry and production facility at Potrerillo, in Chile and 40km by road from the plant site, will supply approximately 400,000t/y of limestone and lime (in slurry form) for alkalinity adjustment and neutralisation of the naturally occurring acid liquors in the process.  This facility comes on-line during the third year of operation and replaces the truck delivery system from San Juan, in Argentina.  The lower unit cost for supply from this source improves project economics and significantly reduces traffic and load on the Argentine roads to/from site; and

•

Equipment for the mine during the first two years of operation.

Sustaining capital is allowed for during each year of the mine life.  About two thirds of this is allocated to tailing dam works, mainly in raising the wall.  Most of the balance of costs is for mine development works with, generally, US$2 to 4 million per year allocated for ongoing plant and G&A capital.

Plant and equipment including items for wet grinding and oxygen assisted leaching and cyanide destruction, are included in the Phase 1 costs.  No additional capital or operating costs are incurred above those described in this report.  Ongoing programmes for “developmental recovery enhancements”, such as flotation optimisation to make gold/silver rich pyrite concentrate, on-site treatment of pyrite concentrate to produce doré bars and high energy surface attrition (typically regrinding) to overcome possible passivation of the surface by hydroxide staining, are not included in these costs.  Specific items will be included in future capital provisions, if justified.

A capital cost summary only was provided for review and included a consolidated table by discipline for the direct costs and a summary of the main elements in the indirect costs.  SRK understands that the average contingency allowance is 23% for all capital items that have not been guaranteed.  SRK has not verified this provision.

A detailed analysis of the unit costs, bulk rates, labour rates and development of costs by work breakdown area was not part of the review scope.  The distribution of costs by discipline, however, when compared against a data base of similar type and size projects, generally show a consistent trend of costs relative to a base cost, usually installed mechanical equipment.  The notable exception for Pascua-Lama is the civil works which, given the location of the deposit in the highest regions of the Andes mountains, incurs a disproportionate, but realistic, amount of the costs.  Summary details of materials and quantities were provided and, it is inferred that a significant body of work underpins their development.  For example, total civil works are in excess of 23 million m3, over 2,200 items are listed in equipment, some 260km of piping and 1,150km of electrical and piping runs, respectively, have been included.  The indirect costs represent 40% of project costs, and whilst high, are considered reasonable given the complexity of the site, size of the project, schedule, altitude and weather factors.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-23
Pascua-Lama Project	NI 43-101 Technical Report

18.14

Operating Costs

18.14.1

Mining

Mine operating costs were estimated on an annual basis.  The estimation was based on the required equipment operating hours, the unit rates applied to the different equipment types, personnel requirements, and unit costs for materials, services and labour.  Owner maintenance has been adopted.  Fuel cost corresponds to prices at the mine site and has been estimated at US$0.68/L (US$75/bbl).  Power cost for the Project has been estimated at US$0.0876/kWh.  Operating supplies and consumables are estimated separately for each equipment type.

Contractors will be used for explosive storage, explosive loading, blasting and for various minor maintenance activities.  Other items included in the operating cost as overheads are assays, electrical power distribution, survey, ore control, light vehicles, etc.  Workforce general costs, apart from salaries, were estimated by applying annual company cost per person, for both hourly and staff personnel.  The annual unit mining cost by function is presented in Table 18.14.1.1.  The average unit cost is US$1.52/t, excluding the pre-production period (capitalised).

Table 18.14.1.1: Summary Mine Cost (LoM) by Function

Function	Cost (US$/t)
Drilling	0.14
Blasting	0.15
Loading	0.27
Hauling	0.65
Ancillary and Support	0.31
Total	1.52

18.14.2

Process Plant

Process plant operating costs are estimated for average LoM annual cost.  The unit cost per tonne of ore treated is US$12.38/t with the distribution by process area shown in Table 18.14.2.1.  No contingency on area costs has been included.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-24
Pascua-Lama Project	NI 43-101 Technical Report

Table 18.14.2.1: Summary Process Plant Operating Cost (LoM) by Process Area

Function	Cost (US$/t)
Crushing	0.16
Conveying	0.37
Grinding	6.15
CCD wash	0.18
Neutralisation	1.50
Flotation and concentrate handling	0.47
Cyanidation and Merrill Crowe CCD	2.03
Smelting (gold and silver)	0.91
Cyanide destruction and tailings	0.61
Total	12.38

The initial two years of operation treat Non-Refractory ore exclusively and during this period there is no flotation area cost and the neutralisation cost is lower than average because no Refractory (higher sulphur) ore is treated and the ore is from the upper benches in the pit (generally the most weathered/oxidised ore).  The main variation in costs from year to year over the life of the mine is due to changes in reagent consumption as these respond to varying ore characteristics within the deposit.

Grinding is the major cost area, accounting for about 50% of the plant operating costs: this is an energy intensive area with power responsible for about half of this cost and steel ball grinding media in the secondary ball mill responsible for about a third of this cost.  Cyanide for leaching and limestone/lime for neutralisation are the main reagent costs with each accounting for a little over US$1.00/t on average.  Opportunity exists to reduce cyanide costs with optimised washing practices in the wet grinding area to remove most of the solubilised cyanide consuming metals.  Limestone/lime costs are reduced in year three with supply from the Potrerillo source; consumption is based on 80% active limestone/lime.

The operating costs are based on these main categories: operating labour, power, reagents, consumables and maintenance supplies, and process plant overheads.

•

Operating labour includes all management, production, technical services, engineering and maintenance activities.  The operation is manned to levels necessary for a plant of this complexity and recognises altitude and weather influences at this location.  A total of 304 personnel in the plant are allowed for.  The labour cost includes base salary, burden and benefits;

•

Power is based on grind supply from Chile and estimated to be US$0.0876/kWh and includes an allowance for maintenance of the line and facilities.  The power demand is estimated from the equipment list and applying a utilisation rate and power draw for each item;

•

Reagents are based on unit consumptions determined from the test work or from Barrick in-house benchmarking.  Reagent costs are delivered to site with unit costs obtained from vendor quotes or from Barrick in-house cost data from the nearby Veladero operations;

•

Maintenance supplies and consumables are developed from the equipment list and include wear parts, spares, lubricants.  Unit costs are obtained from estimated consumptions from the test work, supplier information and industry benchmark information; and

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-25
Pascua-Lama Project	NI 43-101 Technical Report

•

Process plant overheads only relate to costs associated with the management and technical personnel for the process facility.  No overall project administration costs are included here.

18.14.3

General and Administration Costs

The general and administration (G&A) costs are estimated to be an average of US$50.8 million per year for the first 18 years of operation.  This is equivalent to US$3.09/t of ore treated.  This includes costs for functions and activities for the following: management and audit, safety and occupational health, legal, public and community relations, environmental and ARD system, administration, accounting and finance, general services such as HR, IT, camps, maintenance of roads, general maintenance, logistics and site protocol.  The cost excludes any sustainable development costs or power line costs in Argentina which are annual or specific commitments; these are included elsewhere in the cash flow model.

18.15

Economic Analysis

SRK carried out an economic analysis of Pascua-Lama to demonstrate the following aspects.

1.

The impact if the Silver Wheaton’s purchase of 25% of the Project’s LoM silver on the overall Project economics.

2.

Sensitivity of the Project to various key input parameters.

18.15.1

Assumptions

The economic model compiled by SRK was based on the Accelerated LoM Plan which was developed by Barrick subsequent to the Feasibility Study LoM Plan which has been discussed previously in this report.  The Accelerated LoM Plan is an optimisation of the LoM Plan (Feasibility) with a reduced ramp-up period.

The model includes Silver Wheaton’s investment, but does not include taxation because that aspect is not material to Silver Wheaton.

Net annual cash flows were calculated by considering net smelter return from the payable Au, Ag and Cu metals and then deducting the operating costs and capital costs.

The metal prices used in the economic analysis of the Project were as follows.

•

Gold

US$800/oz;

•

Silver

US$12.00/oz; and

•

Copper

US$2.00/lb.

The other main economic factors used in the Base Case economic analysis were:

•

Discount rate

5%;

•

Mining cost

US$1.52 / t of ore mined;

•

Processing cost

US$12.38 / t of ore processed;

•

G&A cost

US$50.754 million per year;

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-26
Pascua-Lama Project	NI 43-101 Technical Report

•

Working capital

20% of total operating costs per year;

•

Nominal 2009 dollars, and

•

No inflation.

Silver Wheaton has acquired 25% of the silver production for the life of the Pascua-Lama Mine, for an up-front payment of US$625 million plus further production payments to the lesser of:

•

US$3.90/oz of silver, subject to a 1% annual inflation adjustment, commencing on the third anniversary of the satisfaction of the Completion Guarantees; or

•

The prevailing market price of silver as quoted by the London Bullion Market Association.

18.15.2

Economic Analysis

SRK prepared two economic models for the Project:

1.

Excluding Silver Wheaton’s investment.

2.

Including Silver Wheaton’s investment.

The economic model for the Project (excluding Silver Wheaton’s investment) is shown in Exhibit 18.1.  Based on the assumptions described previously, the economic analysis shows an economically viable project.  However, the results could change considerably if the metal prices fall from their present levels.  SRK has no opinion on the future metal prices.

The economic model for the Project yields an NPV5% of US$1,826 million.

The Project model was varied by including the Silver Wheaton’s investment.  This shows Silver Wheaton’s investment as having a neutral impact on the economics of the Project (Exhibit 18.2).

The economic model for the Project, with Silver Wheaton’s investment, yields an NPV5% of US$1,812 million.

18.15.3

Sensitivity

The Project was tested for sensitivity to metal prices, operating cost and capital cost.  All sensitivities were assessed for the range of -20% to +20% with the resulting pre-tax NPV5% value shown with the Base Case.

All sensitivities were done as mutually exclusive variations.  A combination of variable changes was not conducted nor was an analysis of the probability of any variations.

The results of the sensitivity analysis, excluding Silver Wheaton's investment, are shown in Table 18.15.3.1.  Figure 18-17 shows the graphics results of the sensitivity analysis.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-27
Pascua-Lama Project	NI 43-101 Technical Report

Table 18.15.3.1: NPV5% Sensitivity (Excl. Silver Wheaton) (US$ millions)

Item	-20%	-10%	Base Case	+10%	+ 20%
Metal Prices
Gold price	643	1,235	1,826	2,417	3,009
Silver price	1,086	1,456	1,826	2,196	2,566
Copper price	1,789	1,807	1,826	1,845	1,863

Costs
Operating Cost	2,778	2,302	1,826	1,350	874
Capital Cost	2,427	2,126	1,826	1,526	1,226

The results of the sensitivity analysis, including Silver Wheaton's investment, are shown in Table 18.15.3.2.  Figure 18-18 shows the graphics results of the sensitivity analysis.

Table 18.15.3.2: NPV5% Sensitivity (Incl. Silver Wheaton) (US$ millions)

Item	-20%	-10%	Base Case	+10%	+ 20%
Metal Prices
Gold price	629	1,221	1,812	2,403	2,995
Silver price	1,257	1,535	1,812	2,090	2,367
Copper price	1,775	1,793	1,812	1,831	1,849

Costs
Operating Cost	2,764	2,288	1,812	1,336	860
Capital Cost	2,413	2,112	1,812	1,512	1,212

Sensitivity to discount rate was also investigated.  The results are presented in Table 18.15.3.3.

Table 18.15.3.3: NPV Sensitivity to Discount Rate (Incl. Silver Wheaton) (US$ millions)

Item (Base Case)	0%	5% Base Case	8%	10	12%
Without Silver Wheaton	5,298	1,826	705	178	(229)
With Silver Wheaton	4,917	1,812	809	337	(26)

18.15.4

Payback

Payback has been calculated for the entire Project both with and without Silver Wheaton participation.  Payback occurs early in Year 5 (2017) without the Silver Wheaton investment and late in Year 4 (2016) with the Silver Wheaton investment.

18.15.5

Mine Life

With the current Mineral Reserve estimate used in this study, the Project has a mine production life of 21 years.  Mill processing will continue to run on stockpiled material for a further three years.

El Morro, Pascua Extension (Lama) and Penelope ore bodies were not included in the LoM plan, but are included in the Mineral Resource estimate.  Upgrading of these resources to Mineral Reserves, contingent upon a TFS capacity permit increase, could provide the potential to extend the mine life beyond the current plan.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-28
Pascua-Lama Project	NI 43-101 Technical Report

18.15.6

Conclusions

The overall Project has favourable economics.  The Silver Wheaton investment has a neutral impact on the Project economics.  However, the results could change considerably if the metal prices fall from their present levels.  SRK has no opinion on the future metal prices.

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-29
Pascua-Lama Project	NI 43-101 Technical Report

HUASCO
VALLENAR
ALTO DEL CARMEN
SAN FELIX
DOMEYKO
CHOLLAY
EL CORRAL
PASCUA - LAMA
VELADERO
Protocol Area
NEVADA NORTE WASTE DUMP
Stockpiling Area
TRUCK SHOP
CRUSHER
BN Platform
Erection Platform
PASCUA-LAMA PIT
ESPERANZA ICE FIELD
TORO 2 ICE FIELD
TORO 1 ICE FIELD

| | | |
|---|---|---|
| SRK Consulting *Engineers and Scientists* | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Pascua-Lama Project Layout |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 18-1.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 · Approved: CE · Figure: 18-1 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-30
Pascua-Lama Project	NI 43-101 Technical Report

Geological Resources Estimation
Metallurgical Data
Geometallurgical Model
Profit Model
Technical and Econimic Parameters
Pit Limit Analysis
Geotechnical Design Parameters
Final Pit and Mining Sequence
Economic Parameters
Cut Off grade Strategy
Mill Feed Production Schedule
Total Rock Movement
Dumps Designs
Stock Pile Rehandling Policy
Operational Indices
Unit Costs
Opex and Capex
Labour and Equipment Fleet
Estimation
GV20070365003.AI

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 18-2.doc

**Source: Fluor Techint, 2009**

**Mine Planning Process**

Date: 09/09/09 | Approved: CE | **Figure: 18-2**

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-31
Pascua-Lama Project	NI 43-101 Technical Report

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 18-3.doc

Source: Fluor Techint, 2009

**Final Whittle Pit**

Date: 09/09/09 | Approved: CE | Figure: 18-3

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-32
Pascua-Lama Project	NI 43-101 Technical Report

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 18-4.doc

Source: Fluor Techint, 2009

**Final Operational Pit – Pascua-Lama**

Date: 09/09/09 | Approved: CE | **Figure: 18-4**

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-33
Pascua-Lama Project	NI 43-101 Technical Report

E
N
ARGENTINA
CHILE
TORO 1
TORO 2
ESPERANZA
PASCUA PIT
ESPERANZA PIT
Truck Shop
NEVADA NORTE WRF
ICE
RIO DEL ESTRECHO

| | | |
|---|---|---|
| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | View at Conclusion of Pre-production Period |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 18-5.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 Approved: CE Figure: 18-5 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-34
Pascua-Lama Project	NI 43-101 Technical Report

TOPOGRAPHY
Ph8P
Ph5P
Ph4P
Ph1E
Ph7E
Ph1P
Ph2P
Ph3P
Ph8P

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 18-6.doc

Source: Fluor Techint, 2009

**Pascua Pit Phases – 4892 Level**

Date: 09/09/09 | Approved: CE | **Figure: 18-6**

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-35
Pascua-Lama Project	NI 43-101 Technical Report

7000 N
6500 N
6000 N
TOPOGRAPHY
Ph1P
Ph2P
Ph3P
Ph4P
Ph5P
Ph8P
Ph9P
Ph8P

SRK Consulting
*Engineers and Scientists*

SRK Job No.: 2CS019.003

File Name: Figure 18-7.doc

**Source: Fluor Techint, 2009**

**Pascua Pit Phases – 4796 Level**

Date: 09/09/09 | Approved: CE | **Figure: 18-7**

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-36
Pascua-Lama Project	NI 43-101 Technical Report

Mine Movement
Tonnage (kt)
120,000
100,000
80,000
60,000
40,000
20,000
0
Strip Ratio (waste:ore)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Period
Ore Mined (kt)
Waste Mined (kt)
Strip Ratio (waste/ore)

| | | |
|---|---|---|
| SRK Consulting — Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | **Mine Material Movement** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 18-8.doc | | Date: 09/09/09 · Approved: CE · **Figure: 18-8** |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-37
Pascua-Lama Project	NI 43-101 Technical Report

Ag and Au Grade
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Ag grade (g/t)
2.50
2.00
1.50
1.00
0.50
0.00
Au grade (g/t)
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
Period
Silver (g/t)
Gold (g/t)

| | | |
|---|---|---|
| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Ag and Au Grade Over LoM |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 18-9.doc | | Date: 09/09/09 / Approved: CE / Figure: 18-9 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-38
Pascua-Lama Project	NI 43-101 Technical Report

PASCUA - LAMA
RQD (%)
FF (f/m)
0
10
20
30
40
50
60
70
80
90
100

Using selected boreholes of the Pascua-Lama Project.
Blue lines are the upper and lower limits recommended.

| | | |
|---|---|---|
| SRK Consulting<br>Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | **Correlation Between Geotechnical Parameters (RQD & FF/m)** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 18-10.doc | | Date: 09/09/09   Approved: CE   **Figure: 18-10** |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-39
Pascua-Lama Project	NI 43-101 Technical Report

FOS = 1.0
Limit equilibrium
FOS_A < FOS_B however POF_A < POF_B
FREQUENCY
FOS = 1.35
Low uncertainty
FOS = 1.50
High uncertainty
POF corresponds
to relative area beneath
curve to the left
of FOS = 1.0 line
POF_A
POF_B
1.00
FOS_A
FOS_B
FOS
FOS < 1.0
Unstable slope
FOS > 1.0
Stable slope

According to uncertainty magnitude.

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Definition of POF and Relationship With FOS | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | Source: Steffen, Contreras, Terbrugge and Venter, 2008 | | | |
| File Name: Figure 18-11.doc | | Date: 09/09/09 | Approved: CE | Figure: 18-11 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-40
0ascua-Lama Project	NI 43-101 Technical Report

N
North
IRA = 47°
West
IRA = 44°
South
IRA = 47°
North
IRA = 47°
North
IRA = 47°
North East
IRA = 53°
North West
IRA = 44°
West
IRA = 44°
North East
IRA = 53°
South
IRA = 47°
North
IRA = 47°
East
IRA = 45°
South East
IRA = 47°
South West
IRA = 44°
South
IRA = 47°
South
IRA = 47°
Steam Heat
IRA = 38°

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Zones With Different Inter-ramp Slope Angles Considered for the Final Pit | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 18-12.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 | Approved: CE | Figure: 18-12 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-41
Pascua-Lama Project	NI 43-101 Technical Report

FS = 2.0 1.6 1.4 1.3 1.2 1.1 1.0 0.9 0.8
Slope Height, h (meters)
Slope Angle, α (degrees)
Stable slopes
Unstable slopes

Source: Hoek & Bray, 1974

Case Studies: Open Pits and Caving Mines
Failure - Visited mines
Failure - Review
Failure - Caving Mines
Stable - Visited mines
Stable - Review
Aitik Today
Slope Height [m]
Overall Slope Angle [°]

Source: Sjöberg, 1999

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | **Cases of Rock Slope with Stable and Failed Conditions Distinguished** | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 18-13.doc | | Date: 09/09/09 | Approved: CE | **Figure: 18-13** |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-42
Pascua-Lama Project	NI 43-101 Technical Report

Argentina
Chile
MORRO NORTE
Conveyor Tunnel
PORTAL LAMA
North Ramp lay-out
(Deferred)
TUNEL CORREA
TRANSPORTADORA
PUNTO DE CONEXION
A TUNEL CONVEYOR
TUNEL CORREA
CHILE
ARGENTINA

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Overview of Conveyor Tunnel | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 18-14.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 | Approved: CE | Figure: 18-14 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-43
Pascua-Lama Project	NI 43-101 Technical Report

VALLENAR
ALTO DEL CARMEN
CONAY
III REGION
IV REGION
REPUBLICA ARGENTINA
Pascua-Lama Project
Potrerillo Limestone Project
OCEANO PACIFICO
LA SERENA
COQUIMBO
VICUÑA
JUNTAS
N.UTM
N-6800000
N-6700000
0 10 20 30 40 50 Km
ESCALA GRAFICA

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Potrerillo Limestone Project - Location Map | | |
|---|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | | |
| File Name: Figure 18-15.doc | Source: Fluor Techint, 2009 | Date: 09/09/09 | Approved: CE | Figure: 18-15 |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-44
Pascua-Lama Project	NI 43-101 Technical Report

Potrerillos Mine
Limestone
Crushing and screening
Calcinating
Quicklime
Fresh water
Grinding
Slaking
Thickening
Recovered water
Chile (By others)
Argentina
Milk of lime
Limestone slurry
San Juan Suppliers
Quicklime
Grinding
Slaking
Milk of lime
Storage
Storage
65%
Fesh water tank
100%
35%
Fresh water
Recovered water tank
Recovered water
Thickened tails
Process Plant
- Grinding
- CCD wash
- Neutralization
- Leaching
- Flotation
- Cianide destruction
Collection system of fresh water from Las Taguas river
Tailings dam

SRK Consulting
Engineers and Scientists

SRK Job No.: 2CS019.003

File Name: Figure 18-16.doc

Source: Fluor Techint, 2009

**Block Flow Diagram Potrerillo**

Date: 09/09/09 | Approved: CE | Figure: 18-16

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-45
Pascua-Lama Project	NI 43-101 Technical Report

NPV 5% Sensitivities
Without Silver Wheaton Investment
NPV ($000s)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
-20%
-10%
Base
10%
20%
Gold Price
Silver Price
Copper Price
Operating Costs
Capital Costs
Operating Costs
Capital Costs
Copper Price
Silver Price
Gold Price
Gold Price
Silver Price
Copper Price
Capital Costs
Operating Costs

| | | |
|---|---|---|
| SRK Consulting<br>Engineers and Scientists | Pascua-Lama Project,<br>Region III, Chile<br>San Juan Province, Argentina | **Project Sensitivity Analysis (Excl. Silver Wheaton Investment)** |
| SRK Job No.: 2CS019.003 | | |
| File Name: Figure 18-17.doc | | Date: 09/09/09 · Approved: CE · **Figure: 18-17** |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-46
Pascua-Lama Project	NI 43-101 Technical Report

NPV 5% Sensitivities
With Silver Wheaton Investment
3,500
3,000
2,500
2,000
1,500
1,000
500
-
NPV ($000s)
-20%
-10%
Base
10%
20%
Operating Costs
Capital Costs
Copper Price
Silver Price
Gold Price
Gold Price
Silver Price
Copper Price
Capital Costs
Operating Costs
Gold Price
Silver Price
Copper Price
Operating Costs
Capital Costs

| SRK Consulting Engineers and Scientists | Pascua-Lama Project, Region III, Chile San Juan Province, Argentina | Project Sensitivity Analysis (Incl. Silver Wheaton Investment) | |
|---|---|---|---|
| SRK Job No.: 2CS019.003 | | | |
| File Name: Figure 18-18.doc | | Date: 09/09/09 | Approved: CE |
| | | Figure: 18-18 | |

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-47
Pascua-Lama Project	NI 43-101 Technical Report

Indicative Financial Model (09 Sept 2009 - Accelerated Case)									Au:	$800.00	$800.00	1.00				% of Ag	$/oz paid	escalation
									Ag:	$12.00	$12.00	1.00				25%	3.90	1%
COMPANY	SILVER WHEATON CORP.								Cu:	$2.00	$2.00	1.00
BUSINESS UNIT	PASCUA LAMA														Capital	2010	2011	2012	2013	2014
OPERATION	CASH FLOW SCHEDULE											Silver Wheaton Purchase:		No	625,000	212,500	137,500	137,500	137,500	-												END
	value /		units /		Total.	Pre-Production. . .			Production . ..
	factor		sensit.		or Avg.	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
PRODUCTION SUMMARY
Mine Summary
Mined Ore	-		kt		384,669	0	0	718	16,718	18,047	19,991	30,041	20,747	16,748	12,937	26,964	18,903	21,916	24,249	22,898	19,788	16,934	19,909	18,775	18,849	13,236	8,458	12,328	5,515	0	0	0
Mined Waste	-		kt		1,106,572	0	24,594	78,880	93,381	92,199	93,859	87,820	86,523	91,166	94,672	70,286	36,517	35,262	26,351	18,942	23,811	27,066	24,091	13,725	12,988	21,764	26,542	22,672	3,461	0	0	0
Total Mined	-		kt		1,491,241	0	24,594	79,598	110,099	110,246	113,850	117,861	107,269	107,914	107,609	97,250	55,420	57,179	50,600	41,840	43,599	44,000	44,000	32,500	31,837	35,000	35,000	35,000	8,976	0	0	0
Milled Ore	-		kt		384,669	0	0	345	14,854	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	8,120
Payable Metals
Copper	-		klb		202,006	0	0	0	0	0	6,313	9,956	13,028	11,024	11,069	13,325	6,635	7,935	13,492	12,222	9,114	7,333	8,864	7,554	8,848	10,719	9,970	10,221	7,607	8,661	4,899	3,216
Gold	-		koz		14,689	0	0	10	607	711	763	846	920	792	689	638	515	521	574	647	627	668	629	620	664	645	667	697	551	344	273	71
Silver	-		koz		523,908	0	0	494	35,222	32,138	41,658	47,816	27,519	11,372	14,175	26,858	29,226	37,492	38,402	30,940	26,614	13,529	12,379	13,874	12,094	11,017	14,514	7,173	9,703	8,145	10,173	11,382

CASH FLOW SCHEDULE
Estimate of Cash Flow
Net Smelter Return
Copper Concentrate	-		$000	s	3,121,319	0	0	0	0	0	191,093	253,112	221,007	156,412	160,758	165,733	114,950	160,103	188,556	176,891	140,947	122,111	129,298	126,760	123,005	116,412	128,295	132,689	131,529	83,970	67,500	30,189
Dore	-		$000	s	15,172,939	0	0	14,049	908,540	954,340	924,868	1,007,633	861,510	628,320	575,088	685,355	655,503	715,202	748,082	727,269	691,350	583,917	533,995	545,346	565,068	546,352	593,197	525,371	435,248	301,124	278,771	167,442
NSR	-		$000	s	18,294,258	0	0	14,049	908,540	954,340	1,115,961	1,260,745	1,082,517	784,733	735,846	851,087	770,454	875,305	936,638	904,160	832,296	706,028	663,292	672,106	688,072	662,764	721,492	658,060	566,777	385,094	346,272	197,631
Freight & Handling
Conc - Mine to Port	$73.60		$000	s	(61,469)	0	0	0	0	0	(1,921)	(3,029)	(3,964)	(3,355)	(3,368)	(4,055)	(2,019)	(2,414)	(4,105)	(3,719)	(2,773)	(2,231)	(2,697)	(2,299)	(2,692)	(3,262)	(3,034)	(3,110)	(2,315)	(2,635)	(1,491)	(979)
Conc - Port Handling	$7.69		$000	s	(6,422)	0	0	0	0	0	(201)	(317)	(414)	(350)	(352)	(424)	(211)	(252)	(429)	(389)	(290)	(233)	(282)	(240)	(281)	(341)	(317)	(325)	(242)	(275)	(156)	(102)
Conc - Ocean Freight	$76.92		$000	s	(64,241)	0	0	0	0	0	(2,008)	(3,166)	(4,143)	(3,506)	(3,520)	(4,238)	(2,110)	(2,523)	(4,291)	(3,887)	(2,898)	(2,332)	(2,819)	(2,402)	(2,814)	(3,409)	(3,171)	(3,250)	(2,419)	(2,754)	(1,558)	(1,023)
Dore - Mine to Refinery	$0.25		$000	s	(119,641)	0	0	(133)	(9,438)	(8,653)	(9,129)	(10,368)	(6,102)	(2,557)	(3,313)	(6,675)	(6,793)	(8,109)	(8,255)	(6,635)	(5,891)	(3,010)	(2,656)	(2,904)	(2,616)	(2,661)	(3,479)	(1,636)	(1,938)	(1,735)	(2,049)	(2,909)
Transportation	-		$000	s	(251,773)	0	0	(133)	(9,438)	(8,653)	(13,258)	(16,881)	(14,623)	(9,768)	(10,553)	(15,391)	(11,133)	(13,299)	(17,079)	(14,630)	(11,853)	(7,806)	(8,454)	(7,845)	(8,404)	(9,672)	(10,000)	(8,322)	(6,914)	(7,400)	(5,253)	(5,013)

Gross Revenue	-		$000	s	18,042,485	0	0	13,916	899,101	945,687	1,102,703	1,243,864	1,067,894	774,965	725,293	835,697	759,320	862,006	919,558	889,530	820,444	698,222	654,838	664,261	679,668	653,092	711,492	649,738	559,863	377,694	341,019	192,618

Royalty - Chile	9.80%		$000	s	(973,990)	0	0	(795)	(47,616)	(55,731)	(60,675)	(67,468)	(73,862)	(63,277)	(50,868)	(41,009)	(29,385)	(30,811)	(30,858)	(33,731)	(34,166)	(39,953)	(38,276)	(36,281)	(36,999)	(32,669)	(32,926)	(48,604)	(38,595)	(25,094)	(19,378)	(4,962)
Royalty - Argentina	3.00%		$000	s	(130,640)	0	0	0	0	0	(1)	(81)	(24)	(118)	(2,641)	(9,545)	(9,175)	(10,898)	(13,562)	(13,419)	(10,857)	(6,551)	(6,550)	(7,587)	(7,617)	(8,386)	(9,840)	(3,617)	(3,385)	(1,592)	(2,357)	(2,838)
Total Royalty	-		$000	s	(1,104,630)	0	0	(795)	(47,616)	(55,731)	(60,675)	(67,549)	(73,886)	(63,395)	(53,509)	(50,554)	(38,560)	(41,709)	(44,420)	(47,150)	(45,022)	(46,504)	(44,826)	(43,868)	(44,616)	(41,055)	(42,766)	(52,222)	(41,979)	(26,686)	(21,736)	(7,799)
Net Revenue			$000	s	16,937,854	0	0	13,121	851,485	889,956	1,042,028	1,176,315	994,008	711,570	671,785	785,142	720,761	820,297	875,138	842,381	775,421	651,717	610,013	620,392	635,052	612,037	668,726	597,516	517,884	351,008	319,283	184,819

Operating Costs			1.00
Mining	$1.52		1.00		2,266,686	0	37,383	120,989	167,350	167,574	173,053	179,148	163,049	164,029	163,566	147,820	84,238	86,912	76,912	63,597	66,270	66,880	66,880	49,400	48,393	53,200	53,200	53,200	13,643	0	0	0
Process	$12.38		1.00		4,762,198	0	0	4,271	183,890	203,341	203,341	203,342	203,341	203,341	203,341	203,341	203,342	203,342	203,342	203,342	203,342	203,341	203,342	203,342	203,341	203,341	203,341	203,341	203,342	203,342	203,341	100,527
G&A	$50,754		1.00		1,319,604	0	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754
Silver Wheaton Purchase	$0.00		$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating Costs	-		$000	s	8,348,488	0	88,137	176,014	401,994	421,669	427,147	433,244	417,144	418,124	417,661	401,915	338,334	341,007	331,008	317,692	320,366	320,975	320,975	303,495	302,488	307,295	307,295	307,295	267,739	254,096	254,095	151,281
		$	/t-ore		$21.70		0	$245.14	$24.05	$23.36	$21.37	$14.42	$20.11	$24.97	$32.28	$14.91	$17.90	$15.56	$13.65	$13.87	$16.19	$18.95	$16.12	$16.16	$16.05	$23.22	$36.33	$24.93	$48.55
Operating Cost as %	of Revenue		%		49%

EBITDA		US$	000		8,589,366	0	(88,137)	(162,893)	449,491	468,287	614,880	743,071	576,864	293,446	254,124	383,227	382,427	479,290	544,131	524,688	455,055	330,742	289,037	316,897	332,565	304,741	361,430	290,221	250,145	96,912	65,188	33,537

Cash Available for Debt Service
Operating Margin			$000	s	8,589,366	0	(88,137)	(162,893)	449,491	468,287	614,880	743,071	576,864	293,446	254,124	383,227	382,427	479,290	544,131	524,688	455,055	330,742	289,037	316,897	332,565	304,741	361,430	290,221	250,145	96,912	65,188	33,537
Project Capital (Equity)	100%		$000	s	(3,291,800)	(1,084,229)	(861,229)	(898,424)	(121,025)	(26,174)	(10,237)	(21,550)	(13,753)	(16,777)	(14,342)	(12,028)	(20,847)	(16,877)	(10,623)	(18,165)	(16,455)	(20,953)	(21,419)	(12,185)	(20,491)	(8,458)	(19,514)	(18,764)	(4,282)	(1,000)	(1,000)	(1,000)
Income Tax			$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Working Capital			$000	s	0	0	(17,627)	(17,575)	(45,196)	(3,935)	(1,096)	(1,219)	3,220	(196)	93	3,149	12,716	(535)	2,000	2,663	(535)	(122)	(0)	3,496	202	(962)	(0)	0	7,911	2,729	0	20,563
CF Avail. for Debt Service			$000	s	5,297,566	(1,084,229)	(966,994)	(1,078,893)	283,270	438,178	603,548	720,302	566,331	276,473	239,875	374,348	374,296	461,878	535,507	509,187	438,065	309,667	267,618	308,208	312,275	295,322	341,917	271,458	253,775	98,640	64,188	53,100
Loan Repayment			$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Expense			$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Free Cash Flow			$000	s	5,297,566	(1,084,229)	(966,994)	(1,078,893)	283,270	438,178	603,548	720,302	566,331	276,473	239,875	374,348	374,296	461,878	535,507	509,187	438,065	309,667	267,618	308,208	312,275	295,322	341,917	271,458	253,775	98,640	64,188	53,100
						(1,084,229)	(966,994)	(2,163,122)	(1,879,852)	(1,441,675)	(838,127)	(117,825)	448,506	724,979	964,854	1,339,202	1,713,498	2,175,376	2,710,883	3,220,070	3,658,135	3,967,802	4,235,420	4,543,628	4,855,904	5,151,226	5,493,143	5,764,600	6,018,375	6,117,015	6,181,203	6,234,303
IRR			11%
Present Value			5.0%		1,826,086	(1,084,229)	(920,946)	(978,588)	244,699	360,490	472,895	537,500	402,481	187,128	154,625	229,817	218,843	257,191	283,991	257,174	210,717	141,862	116,761	128,067	123,578	111,304	122,728	92,798	82,622	30,585	18,955	14,934
					-	(1,084,229)	(2,005,176)	(2,983,763)	(2,739,064)	(2,378,574)	(1,905,679)	(1,368,179)	(965,698)	(778,570)	(623,945)	(394,127)	(175,284)	81,907	365,898	623,072	833,788	975,651	1,092,412	1,220,478	1,344,056	1,455,360	1,578,089	1,670,886	1,753,508	1,784,093	1,803,048	1,817,982

PROJECT CAPITAL - See backup tabs for capital cost details.
Capital			1.00
Phase 1			$000	s	2,825,000	1,082,000	859,000	884,000
Phase 2 Expansion			$000	s	82,040	2,229	2,229	14,424	50,153	13,003
Sustaining			$000	s	384,760				70,871	13,171	10,237	21,550	13,753	16,777	14,342	12,028	20,847	16,877	10,623	18,165	16,455	20,953	21,419	12,185	20,491	8,458	19,514	18,764	4,282	1,000	1,000	1,000
Silver Wheaton Purchase	No		$000	s	0	0	0	0	0	0
Total Capital			$000	s	3,291,800	1,084,229	861,229	898,424	121,025	26,174	10,237	21,550	13,753	16,777	14,342	12,028	20,847	16,877	10,623	18,165	16,455	20,953	21,419	12,185	20,491	8,458	19,514	18,764	4,282	1,000	1,000	1,000

Working Capital
Beginning Balance			$000	s	-	0	0	17,627	35,203	80,399	84,334	85,429	86,649	83,429	83,625	83,532	80,383	67,667	68,201	66,202	63,538	64,073	64,195	64,195	60,699	60,498	61,459	61,459	61,459	53,548	50,819	50,819
Ending Balance			20.0%		-	0	17,627	35,203	80,399	84,334	85,429	86,649	83,429	83,625	83,532	80,383	67,667	68,201	66,202	63,538	64,073	64,195	64,195	60,699	60,498	61,459	61,459	61,459	53,548	50,819	50,819	30,256
Change			$000	s	0	0	(17,627)	(17,575)	(45,196)	(3,935)	(1,096)	(1,219)	3,220	(196)	93	3,149	12,716	(535)	2,000	2,663	(535)	(122)	(0)	3,496	202	(962)	(0)	0	7,911	2,729	0	20,563

SRK Consulting (Canada), Inc.	October 28, 2009
Pascua-Lama_NI 43-101 Amended Technical Report_2CS019 003_20091028.docx

Silver Wheaton Corp.	18-48
Pascua-Lama Project	NI 43-101 Technical Report

Indicative Financial Model (09 Sept 2009 - Accelerated Case)									Au:	$800.00	$800.00	1.00				% of Ag	$/oz paid	escalation
									Ag:	$12.00	$12.00	1.00				25%	3.90	1%
COMPANY	SILVER WHEATON CORP.								Cu:	$2.00	$2.00	1.00
BUSINESS UNIT	PASCUA LAMA														Capital	2010	2011	2012	2013	2014
OPERATION	CASH FLOW SCHEDULE											Silver Wheaton Purchase:		Yes	625,000	212,500	137,500	137,500	137,500	-												END
	value /		units /		Total	Pre-Production. . .			Production. . .
	factor		sensit.		or Avg.	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
PRODUCTION SUMMARY
Mine Summary
Mined Ore	-		kt		384,669	0	0	718	16,718	18,047	19,991	30,041	20,747	16,748	12,937	26,964	18,903	21,916	24,249	22,898	19,788	16,934	19,909	18,775	18,849	13,236	8,458	12,328	5,515	0	0	0
Mined Waste	-		kt		1,106,572	0	24,594	78,880	93,381	92,199	93,859	87,820	86,523	91,166	94,672	70,286	36,517	35,262	26,351	18,942	23,811	27,066	24,091	13,725	12,988	21,764	26,542	22,672	3,461	0	0	0
Total Mined	-		kt		1,491,241	0	24,594	79,598	110,099	110,246	113,850	117,861	107,269	107,914	107,609	97,250	55,420	57,179	50,600	41,840	43,599	44,000	44,000	32,500	31,837	35,000	35,000	35,000	8,976	0	0	0
Milled Ore	-		kt		384,669	0	0	345	14,854	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	8,120
Payable Metals
Copper	-		klb		202,006	0	0	0	0	0	6,313	9,956	13,028	11,024	11,069	13,325	6,635	7,935	13,492	12,222	9,114	7,333	8,864	7,554	8,848	10,719	9,970	10,221	7,607	8,661	4,899	3,216
Gold	-		koz		14,689	0	0	10	607	711	763	846	920	792	689	638	515	521	574	647	627	668	629	620	664	645	667	697	551	344	273	71
Silver	-		koz		523,908	0	0	494	35,222	32,138	41,658	47,816	27,519	11,372	14,175	26,858	29,226	37,492	38,402	30,940	26,614	13,529	12,379	13,874	12,094	11,017	14,514	7,173	9,703	8,145	10,173	11,382

CASH FLOW SCHEDULE
Estimate of Cash Flow
Net Smelter Return
Copper Concentrate	-		$000	s	2,883,402	0	0	0	0	0	168,916	226,630	206,232	149,699	154,560	159,922	103,710	139,376	166,701	158,649	127,070	114,369	121,119	116,973	115,095	112,196	122,910	128,239	123,451	78,630	59,871	29,082
Dore	-		$000	s	13,847,410	0	0	12,566	802,875	857,926	822,842	891,589	794,242	601,151	538,977	610,793	579,458	624,174	655,491	653,324	625,867	551,342	505,322	513,851	536,971	517,665	555,229	508,455	414,498	282,213	256,146	134,441
NSR	-		$000	s	16,730,812	0	0	12,566	802,875	857,926	991,758	1,118,219	1,000,474	750,851	693,537	770,715	683,168	763,550	822,192	811,973	752,937	665,711	626,441	630,825	652,066	629,861	678,139	636,695	537,950	360,843	316,017	163,523
Freight & Handling
Conc - Mine to Port	$73.60		$000	s	(61,469)	0	0	0	0	0	(1,921)	(3,029)	(3,964)	(3,355)	(3,368)	(4,055)	(2,019)	(2,414)	(4,105)	(3,719)	(2,773)	(2,231)	(2,697)	(2,299)	(2,692)	(3,262)	(3,034)	(3,110)	(2,315)	(2,635)	(1,491)	(979)
Conc - Port Handling	$7.69		$000	s	(6,422)	0	0	0	0	0	(201)	(317)	(414)	(350)	(352)	(424)	(211)	(252)	(429)	(389)	(290)	(233)	(282)	(240)	(281)	(341)	(317)	(325)	(242)	(275)	(156)	(102)
Conc - Ocean Freight	$76.92		$000	s	(64,241)	0	0	0	0	0	(2,008)	(3,166)	(4,143)	(3,506)	(3,520)	(4,238)	(2,110)	(2,523)	(4,291)	(3,887)	(2,898)	(2,332)	(2,819)	(2,402)	(2,814)	(3,409)	(3,171)	(3,250)	(2,419)	(2,754)	(1,558)	(1,023)
Dore - Mine to Refinery	$0.25		$000	s	(119,641)	0	0	(133)	(9,438)	(8,653)	(9,129)	(10,368)	(6,102)	(2,557)	(3,313)	(6,675)	(6,793)	(8,109)	(8,255)	(6,635)	(5,891)	(3,010)	(2,656)	(2,904)	(2,616)	(2,661)	(3,479)	(1,636)	(1,938)	(1,735)	(2,049)	(2,909)
Transportation	-		$000	s	(251,773)	0	0	(133)	(9,438)	(8,653)	(13,258)	(16,881)	(14,623)	(9,768)	(10,553)	(15,391)	(11,133)	(13,299)	(17,079)	(14,630)	(11,853)	(7,806)	(8,454)	(7,845)	(8,404)	(9,672)	(10,000)	(8,322)	(6,914)	(7,400)	(5,253)	(5,013)

Gross Revenue	-		$000	s	16,479,039	0	0	12,433	793,437	849,273	978,500	1,101,339	985,851	741,083	682,984	755,325	672,035	750,251	805,112	797,344	741,084	657,905	617,987	622,980	643,662	620,189	668,138	628,373	531,036	353,444	310,764	158,510

Royalty - Chile	9.80%		$000	s	(973,990)	0	0	(795)	(47,616)	(55,731)	(60,675)	(67,468)	(73,862)	(63,277)	(50,868)	(41,009)	(29,385)	(30,811)	(30,858)	(33,731)	(34,166)	(39,953)	(38,276)	(36,281)	(36,999)	(32,669)	(32,926)	(48,604)	(38,595)	(25,094)	(19,378)	(4,962)
Royalty - Argentina	3.00%		$000	s	(113,744)	0	0	0	0	0	(1)	(77)	(23)	(115)	(2,337)	(7,992)	(7,792)	(9,027)	(11,402)	(11,498)	(9,389)	(5,941)	(5,852)	(6,716)	(6,962)	(7,773)	(8,971)	(3,288)	(2,971)	(1,434)	(1,974)	(2,208)
Total Royalty	-		$000	s	(1,087,734)	0	0	(795)	(47,616)	(55,731)	(60,675)	(67,545)	(73,885)	(63,392)	(53,205)	(49,002)	(37,177)	(39,839)	(42,259)	(45,229)	(43,555)	(45,895)	(44,128)	(42,997)	(43,961)	(40,442)	(41,897)	(51,892)	(41,566)	(26,528)	(21,353)	(7,169)
Net Revenue			$000	s	15,391,305	0	0	11,638	745,820	793,542	917,825	1,033,793	911,966	677,691	629,779	706,323	634,858	710,413	762,853	752,115	697,529	612,010	573,859	579,982	599,702	579,746	626,242	576,481	489,470	326,915	289,411	151,341

Operating Costs			1.00
Mining	$1.52		1.00		2,266,686	0	37,383	120,989	167,350	167,574	173,053	179,148	163,049	164,029	163,566	147,820	84,238	86,912	76,912	63,597	66,270	66,880	66,880	49,400	48,393	53,200	53,200	53,200	13,643	0	0	0
Process	$12.38		1.00		4,762,198	0	0	4,271	183,890	203,341	203,341	203,342	203,341	203,341	203,341	203,341	203,342	203,342	203,342	203,342	203,342	203,341	203,342	203,342	203,341	203,341	203,341	203,341	203,342	203,342	203,341	100,527
G&A	$50,754		1.00		1,319,604	0	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754	50,754
Silver Wheaton Purchase	($3.90)		$000	s	(541,440)	0	0	(482)	(34,341)	(31,334)	(40,617)	(46,620)	(27,099)	(11,309)	(14,235)	(27,234)	(29,920)	(38,748)	(40,063)	(32,580)	(28,284)	(14,510)	(13,397)	(15,150)	(13,324)	(12,245)	(16,273)	(8,113)	(11,068)	(9,371)	(11,804)	(13,317)
Operating Costs	-		$000	s	7,807,048	0	88,137	175,532	367,653	390,334	386,531	386,624	390,045	406,815	403,425	374,681	308,414	302,259	290,944	285,112	292,082	306,466	307,579	288,345	289,163	295,050	291,022	299,182	256,670	244,725	242,292	137,964
		$	/t-ore		$20.30			$244.47	$21.99	$21.63	$19.34	$12.87	$18.80	$24.29	$31.18	$13.90	$16.32	$13.79	$12.00	$12.45	$14.76	$18.10	$15.45	$15.36	$15.34	$22.29	$34.41	$24.27	$46.54
Operating Cost as %	of Revenue		%		51%
EBITDA		US$	000		7,584,257	0	(88,137)	(163,894)	378,167	403,208	531,294	647,170	521,921	270,876	226,353	331,642	326,443	408,153	471,908	467,003	405,447	305,544	266,280	291,637	310,538	284,696	335,220	277,299	232,800	82,190	47,120	13,377

Cash Available for Debt Service
Operating Margin			$000	s	7,584,257	0	(88,137)	(163,894)	378,167	403,208	531,294	647,170	521,921	270,876	226,353	331,642	326,443	408,153	471,908	467,003	405,447	305,544	266,280	291,637	310,538	284,696	335,220	277,299	232,800	82,190	47,120	13,377
Project Capital (Equity)	100%		$000	s	(2,666,800)	(871,729)	(723,729)	(760,924)	16,475	(26,174)	(10,237)	(21,550)	(13,753)	(16,777)	(14,342)	(12,028)	(20,847)	(16,877)	(10,623)	(18,165)	(16,455)	(20,953)	(21,419)	(12,185)	(20,491)	(8,458)	(19,514)	(18,764)	(4,282)	(1,000)	(1,000)	(1,000)
Income Tax			$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Working Capital			$000	s	0	0	(17,627)	(17,479)	(38,424)	(4,536)	761	(19)	(684)	(3,354)	678	5,749	13,253	1,231	2,263	1,166	(1,394)	(2,877)	(223)	3,847	(164)	(1,177)	806	(1,632)	8,502	2,389	487	20,866
CF Avail. for Debt Service			$000	s	4,917,457	(871,729)	(829,494)	(942,298)	356,218	372,497	521,818	625,601	507,484	250,746	212,689	325,363	318,850	392,507	463,548	450,004	387,598	281,715	244,639	283,299	289,884	275,061	316,512	256,903	237,021	83,580	46,606	33,242
Loan Repayment			$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Expense			$000	s	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Free Cash Flow			$000	s	4,917,457	(871,729)	(829,494)	(942,298)	356,218	372,497	521,818	625,601	507,484	250,746	212,689	325,363	318,850	392,507	463,548	450,004	387,598	281,715	244,639	283,299	289,884	275,061	316,512	256,903	237,021	83,580	46,606	33,242
						(871,729)	(829,494)	(1,814,027)	(1,457,809)	(1,085,312)	(563,494)	62,107	569,591	820,337	1,033,026	1,358,389	1,677,239	2,069,746	2,533,294	2,983,298	3,370,896	3,652,611	3,897,250	4,180,549	4,470,433	4,745,494	5,062,005	5,318,909	5,555,929	5,639,509	5,686,115	5,719,358
IRR			12%
Present Value			5.0%		1,812,116	(871,729)	(789,994)	(854,692)	307,714	306,454	408,858	466,833	360,659	169,714	137,101	199,745	186,425	218,563	245,829	227,283	186,441	129,057	106,735	117,716	114,717	103,668	113,609	87,822	77,167	25,915	13,763	9,349
					-	(871,729)	(1,661,723)	(2,516,415)	(2,208,701)	(1,902,246)	(1,493,388)	(1,026,555)	(665,896)	(496,181)	(359,080)	(159,335)	27,090	245,652	491,482	718,765	905,206	1,034,263	1,140,998	1,258,714	1,373,431	1,477,099	1,590,708	1,678,531	1,755,698	1,781,613	1,795,376	1,804,725

PROJECT CAPITAL - See backup tabs for capital cost details.
Capital			1.00
Phase 1			$000	s	2,825,000	1,082,000	859,000	884,000
Phase 2 Expansion			$000	s	82,040	2,229	2,229	14,424	50,153	13,003
Sustaining			$000	s	384,760				70,871	13,171	10,237	21,550	13,753	16,777	14,342	12,028	20,847	16,877	10,623	18,165	16,455	20,953	21,419	12,185	20,491	8,458	19,514	18,764	4,282	1,000	1,000	1,000
Silver Wheaton Purchase	Yes		$000	s	(625,000)	(212,500)	(137,500)	(137,500)	(137,500)	0
Total Capital			$000	s	2,666,800	871,729	723,729	760,924	(16,475)	26,174	10,237	21,550	13,753	16,777	14,342	12,028	20,847	16,877	10,623	18,165	16,455	20,953	21,419	12,185	20,491	8,458	19,514	18,764	4,282	1,000	1,000	1,000

Working Capital
Beginning Balance			$000	s	-	0	0	17,627	35,106	73,531	78,067	77,306	77,325	78,009	81,363	80,685	74,936	61,683	60,452	58,189	57,022	58,416	61,293	61,516	57,669	57,833	59,010	58,204	59,836	51,334	48,945	48,458
Ending Balance			20.0%		-	0	17,627	35,106	73,531	78,067	77,306	77,325	78,009	81,363	80,685	74,936	61,683	60,452	58,189	57,022	58,416	61,293	61,516	57,669	57,833	59,010	58,204	59,836	51,334	48,945	48,458	27,593
Change			$000	s	0	0	(17,627)	(17,479)	(38,424)	(4,536)	761	(19)	(684)	(3,354)	678	5,749	13,253	1,231	2,263	1,166	(1,394)	(2,877)	(223)	3,847	(164)	(1,177)	806	(1,632)	8,502	2,389	487	20,866

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Silver Wheaton Corp.	19-1
Pascua-Lama Project	NI 43-101 Technical Report

Interpretation and Conclusions

19.1

Analytical and Testing Data

19.1.1

Drilling

The number of holes and metres drilled to date is very considerable and quite a large database has been generated during various campaigns over the past years.  Barrick has done a satisfactory job in verifying and combining past databases and the present drill hole database appears to be coherent and adequately constructed.

SRK checked the cores from seven diamond holes at the Pascua-Lama site with the geological logs.  The procedures used and logging practices employed, appear to be adequate for use in modeling applications of the deposit.

19.1.2

Sampling Method and Approach

SRK is of the opinion that the sampling methods and approach are generally in accordance with industry standards for this type of deposit.

However, while the reasons for questioning and changing the practice of sawing the core for sampling (losing fines with mineralisation) is relevant, there are other factors that SRK considers to be even more important.  These would be: uneven sample sizes from using a hydraulic splitter and incorrect positioning of core for splitting.  In a deposit such as Pascua-Lama where there are definite mineralisation trends and events evidenced by seven principal veinlet orientations, care must be taken in placing the core to be spit in order to not bias sample representatively.

19.1.3

Sample Preparation, Analyses and Security

SRK is of the opinion that the procedures and methodologies written by Barrick for the Project in terms of sample preparation, analyses and security are in general keeping with accepted international standards for this type of project.

Sampling procedures and preparation methodologies were first reviewed following Barrick’s acquisition of the Project in 1994 by MRDI.  This also included a heterogeneity test to determine sample sizes and note areas for improvement.  These recommendations were implemented by Barrick.

In 2008, an independent consultant assessed the protocols needed for future blasthole sampling during the production period.  SRK reviewed this document (Pitard, 2008).

Independent reviews of protocols and methodologies have been periodically undertaken during the exploration phases and the necessary adjustments made in order to assure adequate sampling representation and control.

19.1.4

Data Verification

In SRK’s opinion, except for the lack of submission of blank samples (prior to 2005) to the sample preparation facility and blank pulps to the primary assay lab, the structure of this QA/QC program was in accordance with accepted industry best practices.

Based on the check made by SRK of a portion of the QA/QC database, the results show that the sampling, preparation and analysis of samples is being carried out in an acceptable manner in keeping with recognised industry standards of practice.  It is noteworthy that in the Feasibility

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Pascua-Lama Project	NI 43-101 Technical Report

Study (Fluor Techint, 2009), no specific QA/QC statistical analyses were mentioned.  It appears that it is merely a compilation of the QA/QC work performed by Barrick over the years – specifically the methodologies used for sample collection, preparation, analyses and QA/QC samples submitted to the laboratory.

19.2

Exploration Conclusions

The exploration and targeting of the mineralised zones at Pascua-Lama has been well investigated by surface mapping and sampling, surface drilling (both RC and DDH) and underground mapping, sampling and DDH drilling.

SRK is of the opinion that the distribution of lithologies, alterations and mineralised zones is well-understood by Barrick personnel for this stage of the Project and that this understanding is commensurate with accepted industry standards for this size and type of deposit.

19.3

Resource Model

SRK has carefully reviewed the resource estimation procedures and results from several sources including; Fluor Techint (2009), RMI (2006), additional data from Barrick during this study and has conducted its own validation of the resource model based on the Vulcan files provided by Barrick.  SRK has found no material problems and recognises that the resource estimation conducted by Barrick is highly sophisticated and extremely detailed in comparisons to other projects at this level of development.  SRK is of the opinion that the estimation strategy and methods employed meet or exceed current industry standards and that the resources have been classified according to CIM guidelines.

19.4

Mine Plan

Industry standard mineral resource estimates, mining, process design, construction methods and economic evaluation practices have been used to assess the Project.  The Pascua-Lama deposit, encompassing both Pascua and Esperanza deposits, represents a significant ore reserve and engineering studies have demonstrated the technical feasibility of producing significant quantities of gold and silver.

As with almost all mining ventures, there are a large number of risks and opportunities that can affect the outcome of the Project.  Many of these risks and opportunities are based on a lack of comprehensive scientific information or the lack of control over external drivers such as metal price, exchange rates, etc.  The following section identifies the most significant potential risks and opportunities currently identified for the Project.  Subsequent higher-level engineering studies will need to further refine these risks and opportunities, identify new ones and define mitigation or opportunity implementation plans.

19.5

Geotechnics

•

The geotechnical database including borehole logging records and rock mass characterisation studies is considered adequate;

•

The structural geology model, extremely important in the evaluation of hard rock slopes where stability will be controlled by structures, with calibration and validation through in pit mapping, bore hole logging and underground mapping, is considered to be adequate for the feasibility level, however, these must be included in the numerical modeling of the pit slope stabilities;

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Pascua-Lama Project	NI 43-101 Technical Report

•

Determination of design shear strength parameters is based on the rock mass characterisation studies including testing and Golder’s empirical judgment, however,  given the current number of UCS and triaxial tests, SRK is of the opinion that further testing is required to raise the confidence of the intact rock parameters  It is understood that Barrick will conduct further geomechanical testing on materials in the south high wall, and the current design will be reviewed at that time;

•

Stability analyses carried out to date for the feasibility study are based on Limit Equilibrium analyses only.  Because of the risks involved with a high south wall, SRK is of the opinion that a numerical modeling (stress-deformation analyses) should be developed at this stage, incorporating any new data.  The “probability of failure” should be calculated as part of this assessment;

•

No minor structure effect (anisotropy and/or directional strength) was considered for inter ramp and overall slope analyses;

•

Numerical modeling will be required to evaluate extension strain criteria and brittle fracture as the slopes develop through and beyond 500m;

•

Seismicity and its effect on pit slope behaviour, while capable of producing rock fall, is not considered to be a serious risk, although this will be evaluated in the next study phase;

•

Slope angle sensitivity to achievement of the mine plan and pit economics should be evaluated, with design angles 5° less than that being considered for the south wall;

•

Geotechnical monitoring and control of pit operations including the limit blast program and general house-keeping must be considered at the highest level; and

•

The steep angles in the south wall, on which the mine plan is based, constitute a significant risk to the achievement of the mine plan without the advanced analyses required for high and steep slopes.  It is understood that Barrick’s geotechnical plan includes the use of a radar system to monitor the behaviour of the south wall as well as careful operational construction by controlled scaling, drilling and blasting.  This notwithstanding, SRK is of the opinion that the more advanced analyses detailed above should be carried out for the next phase.

19.6

Primary Crusher, Ore Storage Bins, Cavern and Conveyor Tunnel

Site investigation drilling of the cavern area and along the tunnel line is sufficient.  Also the design of the supports to the tunnel and cavern prepared by Golder Associates (Golder, 2009) are well documented and entirely adequate.  They are believed to be in final form.

However the construction design, together with scheduling, costing and construction planning etc. are still in a preliminary form.  Redpath Construction have been awarded a contract to carry out the final design, scheduling and cost estimates.

Several drawings are of a preliminary nature and show construction accesses that are not expected to be used, in particular the access from the west and the “ventana” access at an approximate distance of 3,000m.  Moreover the accesses to the cavern from the main ramp are expected to be modified.

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Pascua-Lama Project	NI 43-101 Technical Report

In fact, excavation from surface will proceed only via the permanent accesses to the Project, the main ramp and the tunnel face from Argentina.

The current estimate for completion of the underground work is 25 to 27 months.  Any delay in this schedule is not material to Silver Wheaton.

The construction cost of the underground works (excavation, support and basic linings only) is likely to be in the region of US$100 million, ±50% (SRK estimate).  Although there are two major faults in the area of the cavern (Calavera and Nevada) SRK does not anticipate an excessive cost over-run.  In any case an increase in construction cost based on the above estimate, i.e. 4% of the total project Capex, will not be material to Silver Wheaton.

19.7

Metallurgy and Processing

The testing of drill core and channel samples for chemical, metallurgical and physical properties has been comprehensive and metallurgical responses of the ore have been identified for proven processes under bench-scale open circuit and locked cycle testing and in pilot testing on large tonnage composites.

The Pascua-Lama (and Esperanza) ore is extremely complex and highly variable, ranging from relatively straight forward oxide zones which are amenable to cyanide leaching, to highly altered sulphide zones containing soluble sulphate minerals with some cyanide-amenable gold/silver and some Refractory gold/silver hosted in sulphides.  The majority of silver occurs in an enriched blanket of secondary mineralisation within the upper zones with silver grades typically four to five times those of the underlying primary zone.

Nameplate throughput for the treatment plant is 30,000t/d of Non-Refractory ore and 15,000t/d of Refractory ore.  Average LoM recoveries for Non-Refractory ore are 88% gold and 78% silver to doré; and for Refractory ore recoveries are 39% gold and 35% silver to doré and 34% gold and 45% silver to copper concentrate.  Nominal LoM production is a 530,000oz/y Au and 18.7Moz/y Ag in doré and 100,000oz/y Au and 4.1Moz/y Ag in 4,700t/y of copper concentrate for export to smelters.

19.8

Waste Management

19.8.1

Waste Rock Facility

The primary WRF (Nevada Norte) will be a very high dump (almost 600m) for which there are currently few, if any, constructed precedents in Chile.  Although a waste rock facility could be developed at the secondary WRF (El Morro) to store up to 270Mt of waste rock, it is necessary to have the primary WRF site to store the majority of the 1,200Mt of waste rock generated by mining and pre-production activities.

Due to a variety of factors specific to this site, the stability of the primary WRF has been identified as a risk to the Project.  As a result, the waste dumping has to be carefully planned, monitored and controlled.  For example, a long dump crest will be developed to minimise crest advance rates.  Also, performance data collected early in the life of the WRF will be collected, and used as necessary to modify dump monitoring and control requirements.

The stability criteria, specifically the factors of safety used to govern design and closure of the WRF are somewhat less severe than would typically be the case in other jurisdictions.  Since the permit to develop the primary WRF has not yet been issued by the Chilean regulatory authorities, changes to the design and development of the WRF may be required.  If this turns out to be the case, there would be cost implications in relation to waste rock dumping.

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Pascua-Lama Project	NI 43-101 Technical Report

An additional risk, albeit very low and not supported by the current modeling, is that a large scale failure of the WRF could lead to the runout of waste rock that impacts the seepage control system downstream of the WRF.  As a minimum, this would have cost implications associated with the repair and possible replacement of the seepage control system.  It could also lead to the need, perhaps short term, to develop the El Morro WRF as a secondary WRF facility, which would also lead to higher operating costs.

The following additional studies are warranted to better define the risks associated with the WRF:

•

The dump performance properties of steam heat altered rock requires further study;

•

More sophisticated stability and deformation analyses are warranted in order to account for the current and future properties of the waste rock due to weathering;

•

The impact of very high stresses on the properties of the waste rock and foundation soils (including the rock glacier) should be evaluated; and

•

The range of seismic events that would typically be considered for both operational and post-closure conditions should be evaluated.

19.8.2

Tailings Storage Facility

The design of the TSF is generally in a satisfactory condition.  There are a few relatively minor design details or issues that warrant additional work or consideration, but these are believed to represent relatively minor risks at this point.  The sectoral permits have been issued for the TSF based on 312Mt capacity.  The required study has been completed to support the 420Mt TSF capacity plan.

19.9

Environmental

Based on the reviewed information, the Project in the Chilean State requires a total of 159 permits, of which 54 have already been approved, nine are under process, 12 are ready to be filed, and 84 are being prepared.  These permits cover all the phases and areas involved in the Project.

In the Republic of Argentina, 240 permits must be applied for, including environmental permits.  To date, 37 have already been approved, seven are under process, and 196 are being prepared.

The existing permitting risks for the Chilean facilities are related to the potential delay in obtaining the permits for the WRF and mining method from SERNAGEOMIN.  It is possible that the authority may request the submission of new information or studies before approving these permits.

Although the more important environmental permits within both Chile and Argentina are already in place, there are several notable permits or approvals from Chilean regulatory authorities that are still outstanding.  There is a risk that the Chilean authorities may require changes to the proposed project that may lead to either project startup delays or design changes.

The current design of the facilities was constrained by the requirement of the Chilean environmental authorities to not adversely affect the glaciers in the area.  As a result, the Project facilities are located in a confined area.  During the environmental approval process, stability issues were not discussed in detail on the basis that they would be addressed in the discussion for the sectoral permits.  It is possible that the discussion of stability issues in this report will prompt the government authorities to explore the issues in more detail, potentially delaying the Project.

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Pascua-Lama Project	NI 43-101 Technical Report

There is an appropriate environmental management plan for the Project, covering the management and monitoring of all the environmental components that may be impacted by the Project.

The reviewed information shows that the water associated with the waste dump in the Pascua area will be appropriately managed, in compliance with environmental and safety standards.

Although the closure plans are preliminary and very general, issues around the closure plans are largely immaterial to Silver Wheaton.

19.9.1

Water Management

Waste Rock Facility

The reviewed information shows that the water associated with the WRF in the Pascua area will be appropriately managed in compliance with environmental and safety standards.

The management concepts to be applied during operation consist of minimising waste dump contact water by means of capturing and diverting surface water (non-contact water) so it can be returned to its natural channel below the area directly affected by mining.  In order to achieve this, a series of contour channels around the waste dump and the ore stockpile are proposed, with water being returned to the quebradas after solid decanting.  The design flow during operation is based on a 100-year return period.  The designs will be reviewed and modified at closure with adjustments and new layouts and for flows associated with 1,000-year return periods.  These return periods are appropriate for water management in waste dumps of similar sizes.

Contact water comes from water runoff flowing over the deposits (waste dump and ore stockpile).  This water will be managed using trenches at the toe of the dump to be subsequently conveyed through a pipeline to the collection ponds from where it will be either evaporated, returned to process (road irrigation), or treated at plants designed for such a purpose.

Another source of contact water is infiltration from precipitation (predominantly snowmelt) within the waste dump, which will flow towards the groundwater system.  For this purpose, a series of wells transverse to the quebrada where the deposit will be located (defined by waste dump advance phases) is proposed, pumping contact groundwater to downstream collection ponds.  These wells are well designed and will drain all the units identified as permeable along the flow path, including the weathered bedrock.  These studies are based on a significant amount of fieldwork, including approximately 35 hydrogeological research points (piezometers and wells), with permeability and pumping tests as well as geophysical surveys.

Additionally, a cut-off wall has been designed downstream of the base of the dump, crossing the entire section of the quebrada with a cut-off wall with a maximum depth close to 40m and a grout curtain on the sides and underneath.  This facility considers acid water management under all possible circumstances, and therefore, waste dump contact water will be managed in an environmentally safe manner.

No reference is made to the final disposal of the water treated in the ponds located downstream of the dump.

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Pascua-Lama Project	NI 43-101 Technical Report

Consideration of a robust system for snow removal above the waste dump to avoid underground snowmelt infiltration is recommended.

Tailings Storage Facility

The TSF water management system involves three subsystems.

•

Fresh water within the impoundments;

•

Water inflow from the processing plant; and

•

Water from the tailings dam reclaim water pond to the plant.

In addition, other components of this system are rainwater falling onto the basin and, as discharge, evaporation from the tailings dam water surface.

The design concept consists of generating a closed-circuit where no effluents with contact water are discharged to the environment.  For this purpose, two dams were designed.  The first one is located downstream of the processing plant and will store the water from the river basin to divert it through a bypass and finally return it to the river downstream of the tailings embankment.  Under the same concept, another dam has been designed for storing the water from Quebrada Canito.  This water will be conveyed downstream of the dam to the river in a natural manner.  These dams will also enable capture of water for fresh water supply.

These designs have been based on flows with a 100-year return period, which is adequate for the operational phase.  However, for the closure phase, works associated with the TSF should be considered for a 1,000-year return period.

The plant hydraulic protection works have been estimated for 1,000-year return periods.

The tailings dam design will have an impermeable barrier system at the base to prevent any infiltration towards the substratum.  It also considers a drain system that will convey potential infiltration water downstream of the dam from where it will be recirculated towards the processing plant.

Open Pit

The proposed Project assumes the absence of groundwater within the rock unit.  Geotechnical and geomechanical pit analyses therefore assume a dry condition.  However, the information reviewed does not include any basic information to support this (data from piezometers, permeability tests, etc.).

The water management proposed for the feasibility phase enables instantaneous removal of precipitation water (rainfall and snowmelt) falling onto the pit for 100-year periods as well as the scarce confluent water runoff.

The water is conveyed through lateral berms in access ramps towards the bottom of the pits (Esperanza and Pascua), where it will be stored in sumps designed for such purpose.  Once the Esperanza pit has been excavated, it is intended that it will be used as a reservoir for all the water.

19.9.2

Water Supply

The Project water demand (350L/s) will be met using water from Chile and from Argentina.  The applicable legislation in each of these cases is very different.

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Pascua-Lama Project	NI 43-101 Technical Report

The Argentinean government granted a concession for 346L/s for industrial use and 4L/s for public or potable use, with water being abstracted from 5 wells.  The Project additionally considers 2 replacement wells in case of emergencies.  This water will be used at the processing plant as well as for supplying the Los Amarillos camp.

Moreover, CMNL is the owner in Chile of 216 shares of the water user association (Asociación de Regantes del Río Huasco), with each share being equivalent to 1.2L/s, for which it owns 134.4L/s for abstraction from the Estrecho River and 125.86L/s from the El Toro River.

In addition, CMNL owns 70L/s from the Estrecho River and 80L/s from Quebrada Barriales, with rights being provisional rather than continuous.

In Chile, the water is captured in the area downstream of the ARD treatment plant area and is pumped to be used in the mine operation (mine services and truck shop, and to supply the fire systems of this area; it will also be used in the ARD treatment plant when required).

19.10

Risks

SRK has identified the following mining risks:

•

As with all bulk mining methods, grade control and ability to separate Refractory from Non-Refractory ore in the mining process will require careful consideration (in terms of both in-situ and stockpile management);

•

Effect of extreme weather conditions on production, and; and

•

Project delay, non-availability of key personnel, construction equipment, contractors and long lead times on capital equipment delivery.

Geotechnical Risks are:

•

Although the geotechnical database, including borehole logging records and rock mass characterisation studies, is currently considered adequate, it may not be sufficient for the long-term requirements of the Project.  Additional geotechnical studies are required.

Risks with the metallurgy are minimised by the extent to which the sampling is representative and the quality and control in metallurgical testing.  Both these are considered to have been carried out with rigour and thoroughness; procedures and protocols for the testing programmes have been carried out in accordance with industry standards.

•

Control and steady state operation of the autogenous grinding circuit; mitigation includes suitable design margin for specific energy, provision of generously sized crusher for recycled pebbles, selection of relatively fine aperture screen to close this circuit, possible use of chrome balls as partial media charge to the mill;

•

Effective washing and removal of detrimental soluble iron and copper sulphates prior to downstream processing; mitigation includes multi-stage cyclones and three stages of counter current thickening with suitable wash ratio;

•

Pulp chemistry, particularly in the grinding circuit, and the influence of recycle process solutions and reclaim water from the TSF for reuse and make-up water in the plant; mitigation includes pH control though limestone and lime slurry additions and effective seeding of precipitates in the neutralisation stage, and implementation of rigorous monitoring and analytical procedures in the plant to measure and control;

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Pascua-Lama Project	NI 43-101 Technical Report

•

Weak acid dissociable cyanide levels in the TSF and short-term excursions approaching compliance levels.  In meeting environmental compliance levels for free and weak cyanide complexes in the discharge to the TSF by the air/SO2 cyanide destruct process, the influence of these cyanide complexes in the flotation circuit is minimised and operating costs are reduced; and

•

Control of arsenic and mercury in the final copper concentrate to meet any limits or constraints imposed by the smelters; mitigation is by grade control in plant feed.

19.11

Opportunities

The most significant opportunities are listed below in order of potential to improve the Project’s financial results;

•

Higher metal prices;

•

Lower capital costs;

•

Lower operating costs; and

•

Addition of mineral resources and inclusion into the indicated category from known deposits.

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Recommendations

SRK recommends the following work programs for the Project.

20.1

Resource Model

The resource estimation could benefit from additional studies and modified modeling parameters with respect to two main areas; the impact of alteration types and the behaviour of silver distribution.  The exploratory data analysis provided by Barrick, shows minor variations in gold and silver distribution within various alteration types.  In particular, the alunite, jarosite and silica zones are closely related to increased gold and silver grades.  Investigations should be made to determine if certain alteration types should constitute unique model domains.  The higher grade silver mineralisation is confined within a fairly flat lying “silver blanket”.  This blanket largely controls the geometry of the current silver grade shell.  Below the blanket however, the silver distribution appears to be structurally controlled.  More detail should be added to the silver grade shell at depth to better define its structural anisotropies.  Once production commences, reconciliation between blasthole data and the resource model will be mandatory.

The metallurgical model should also continue to be improved.  Barrick has added additional detail to its metallurgical database and this could be used to further refine the metallurgical model, with focus on lime consumption and recoveries.  This work will provide a better forecast tool for the ore supply to the process plant.  Continuous feedback of processing parameters when the operation starts will improve the metallurgical model even further.

Autogenous grinding requires strict control of rock hardness features.  Key parameter to add to the Geo-Metallurgical Model is hardness, which impacts the following:

•

Improve drilling and blasting;

•

Improve Ore dispatch planning to increase throughput and yield, and

•

Assure supply of ore with grinding media features.

20.2

Mine Plan

•

Continue with project development including: obtaining firm pricing and delivery on long-lead items; awarding of early contracts; mobilising for off and on-site infrastructure, and

•

Update the LoM plan (Feasibility) based on the Mineral Reserve Estimate and further fine-tune production schedule, along with impact on mineable reserves.

20.3

Geotechnics

•

A detailed evaluation of rock mass properties must be carried out, including strength and deformability;

•

Acceptability criteria need to be reviewed with the Pascua-Lama Team to incorporate the probability of failure concept, for different slope scales (bench, inter ramp and overall slopes);

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•

A detailed evaluation of the geotechnical design sections incorporating site specific data will be required to carry out a full assessment of pit slope stability criteria.  Also, anisotropy and/or directional strength due to minor structures or joints need to be considered;

•

A detailed structural analysis in respect to fault/joint orientations and strengths in relation to pit slope orientations should be carried out in order to determine the risk of structurally controlled instability;

•

A numerical analysis to evaluate the effect of stresses in the slope and extension strain criteria should be carried out since this phenomena is not addressed in a Limit Equilibrium analysis, and

•

A Risk Numeric design to evaluate the effect of pit slope angles on safety to personnel and equipment as well as mine economics is advocated.  The effect of seismicity and snow melting on high pit slopes should be evaluated under the Risk Numeric design.

20.4

Processing

•

Update gold, silver and copper recovery estimates by ore type (Non-Refractory and Refractory) following assessment of results from the latest series of metallurgical test programmes which investigate and optimise wet grinding and washing ahead of downstream flotation and leaching processes;

•

Update and refine recovery algorithms which incorporate the following: the latest test outcomes; an assessment of data base specifically for those tests based on wet grinding/wash preparation; and ongoing assessment and understanding of the role and influence of mineralogy and soluble metals on recovery.  Include soluble losses in overall recovery estimates;

•

Confirm gold, silver and copper recovery trends with head grade by ore type or by ore domain sub-set, if appropriate;

•

Confirm recovery forecasts from the updated modeling work with additional metallurgical testing, preferably with locked cycle tests on the base case flowsheet, on the following samples: characterisation samples of the major ore type classifications (Non-Refractory and Refractory); and on production composites representing the major ore blends for years 1 and 2 of operation (all Non-Refractory ore from Pascua and Esperanza) and major ore blends for years 3 and 4 (for Refractory ore which comes on-line);

•

Update production forecast using latest test results and algorithm recoveries with the mine block model.  Allow for ramp-up periods of plant availability, tonnage and metallurgical recovery for “conventional” start-ups (in which the biggest gains are achieved initially and then improvements are progressive and by increments) for both the Non-Refractory ores in all three grinding lines in the first year and the introduction of Refractory ore in the third year.  Allow for the lower silver recovery from Esperanza ore in blends to the mill during Phase 1E and Phase 7E of pit development;

•

Optimise deportment of payable gold and silver for Refractory ore treatment by preferentially or selectively achieving a gold-rich pyrite concentrate for separate on-site treatment to a doré product;

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•

Track mercury for any new or modified circuit changes and for any ore scheduling changes that contain a higher proportion of ore from zones with elevated mercury in feed to the plant.  Confirm existing mercury recovery circuit and equipment is capable of operating efficiently under these revised conditions;

•

Investigate low-recovery results from outliers in test data base and confirm reasons for low recovery by retesting (as required) and diagnostic tests or mineralogy; confirm that ores associated with sub-economic recoveries are not part of the mine plan, and

•

Characterise metallurgical and physical properties of any future ores likely to be included in the reserves and in mine plans from ongoing pit development.

20.5

Waste Management

Continue with stability studies concerning the primary (Nevada Norte) WRF (identifying the quantity, timing, and distribution of placement of stem-heat, alunite, sulphate and sulphide altered rocks in the WRF; assessment of potential changes in shear strength as a result of weathering and/or geochemical reactions).  A mine production risk analysis should be conducted using scenarios that depict the production impact in the event of a major dump failure at the primary WRF.  Back-up mine plans should be further developed should a significant problem be encountered with the primary WRF.

20.6

Environmental

The main issues for the closure program will be the long term physical and chemical stability of the facilities, especially the primary WRF.  The closure plan that was made available to SRK has been developed for basic compliance with Chilean and Argentineans legislation.

There are more detailed closure plan descriptions available within the water management system, WRF and TSF documentation including seismic analysis of facility stability at closure.  These were included in the environmental impact statement.  SRK understands that the Barrick corporate standard for evaluating mine closure options (BRYCE model) was also applied to the analysis of closure and the results are incorporated into the current capital budget.  SRK has not seen the details of the BRYCE modelling.

During spring/ fall freshet, following mine closure, the pit may temporarily contain acidic water that may flow downstream of Quebrada Estrecho through geological discontinuities generating a potential environmental risk.  The rock in the base of the pit would however have very low hydraulic conductivity on the order of 1.2 x 10-6 cm/sec.  This potential seepage water would be captured by the contact water management system.  SRK recommends that further studies be undertaken in this area in conjunction with revisions to the closure plan.

20.7

Cost of Recommendations

The cost of these recommendations is included in the budget for the ongoing project development and will cost approximately US$2.9 million as detailed below:

•

Resources

     US$50,000;

•

Mining

   US$100,000;

•

Geotech

   US$850,000;

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•

Processing

US$1,200,000;

•

Waste management

   US$200,000; and

•

Environmental

   US$500,000.

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Illustrations

All pertinent illustrations are contained within the appropriate sections of this Technical Report.

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References

AMMTEC Ltd, 2005, unpublished Autogenous media competency test work conducted upon Pascua oxide ore sample, Report No. A9905, November 2005.

CIMM, 2005, unpublished, Programa de ensayos piloto de molienda para proyecto Pascua Lama, Pilot testing programme of grinding circuits, Project 31/486, September 2005.

CMN Technical Service Group 2009, Corporative Technical Service Group, , unpublished Technical Report, Pascua-Lama Project, Region III, Chile, San Juan Province, Argentina., February 2009.

Commerzbank S.A., 2008, unpublished Refining agreement, March 2008.

Barrick, 2009, Barrick Gold Corporation, December 31st, 2008 Form 40-F/Annual Information Form, March 2009.

Bissig, T., Clark, A.H., Lee, J.K.W. & Hodgson, C.J., 2000a, Miocene Landscape Evolution and Geomorphologic Controls on Epithermal Processes, in the El Indio-Pascua Au-Ag-Cu Belt, Chile and Argentina, Economic. Geology., Vol. 97, 2002, pp. 971–996.

Bissig, T., Lee, J.K.W., Clark, A.H. & Heather, K.B., 2001, The Cenozoic history of magmatic activity and hydrothermal alteration in the Central Andean flat-slab region: New 40Ar-39Ar constraints from the El Indio-Pascua Au (-Ag, Cu) belt, 29°20’ – 30°30’ S: International Geology Review, Vol. 41, pp. 312–340.

Fluor Techint, 2009, unpublished Feasibility Study, Pascua-Lama Project, Sections 3-8, 10, 12, 14-18 and 20, May, 2009.

Golder, 2004, unpublished Geotechnical Review of the Proposed Open Pit and Waste Rock Facilities in the March 2004 Mine Plan for the Pascua Lama Project, Report No. GASA 049-2003, May 2004.

Golder, 2009, unpublished Caracterización Geológica Geotécnica para Respaldo del Diseño y Suporte de las Obras Subterráneas de los Chancadores Primarios y Túnel de la Correa Transportadora del Mineral – Pasca Lama, Report No. 099-215-2028-099-Rev.0, June 2009.

Goode, 2001, J.R. Goode and Associates unpublished, Tertiary crush – wet grind process option Pascua Lama Project, Report July 2001.

Goode, 2004a, J.R. Goode and Associates unpublished, Pascua Lama – refractory curves, Memorandum, 22nd May 2004.

Goode, 2004b, J.R. Goode and Associates unpublished, Pascua Lama – non-refractory curves, Memorandum, 23rd May 2004.

Hoek, E. and Bray, J.W., 1974, Rock Slope Engineering, Published by The Institution of Mining and Metallurgy, London, 1974.

Hoek, E. and Brown, E.T. 1980, Empirical strength criterion for rock mass, J. Geotech. Engng Div., Vol. 106 (GT9), pp 1013-1035.

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Hoek, E. and Brown, E.T. 1988. The Hoek-Brown failure criterion - a 1988 update, Proc. 15th Canadian Rock Mech. Symp. (ed. J.C. Curran), Toronto, Dept. Civil Engineering, University of Toronto, pp. 31-38.

Hoek, E., Carranza-Torres, C. and Corkum, B. 2002, Hoek-Brown failure criterion – 2002 Edition, Proc. NARMS-TAC Conference, Toronto, 2002, 1, pp. 267-273.

Leonardson, R.W., Chouinard, A., Téllez C., Silva, P.T., Vega, J.R. and Rojas F.C., 2003, unpublished, Geology, Alteration, Mineralization and Geochemistry of the Pascua Acid   Sulfate Au-Ag-Cu Deposit, Chile and Argentina, pp. 396.

Martin, M., Clavero, J., & Mpodozis, C., 1995, Estudio geologico regional del Franja El Indio, Cordillera de Coquimbo: Santiago, Chile, Servicio National de Geologia y Minera Registered Report IR-95-06, 232 pp.

MRDI 1994, unpublished, Nevada Project, Review of Geological Model and Exploration Targets.

MR&G, 1998, unpublished Informe Final, Proyecto MR&G-19-98, Ensayos de Caracterizacion de Rocas, Proyecto Pascua”, 1998

Orway, 2005, Orway Mineral Consultants Pty Ltd, unpublished ABC circuit design using pilot data Pascua Lama Project, Report No. 46308, November 2005.

Pitard, F., 2008, Review of Gold Heterogeneity, Sampling Protocols and Necessary Sampling Systems for the Pascua-Lama Projec”, May 2008.

REI 2004, Resource Evaluation Inc., unpublished Review of Pascua-Lama Project, Region III Chile, June 2004.

Redpath, 2009a, unpublished Construction Schedule, Document No. 090521-1845, May 2009.

Redpath, 2009a, unpublished Resource Details (Budget 21 May, 2009), Rev 03, May 2009.

RMI, 2004, Resource Modelling Inc., Review of the Pascua Lama Project, Chile/Argentina, June 2004.

Silver Wheaton, 2009, News Release, Silver Wheaton acquires 25% of life of mine silver production from Barrick's Pascua-Lama project, www.sedar.com, September 8, 2009.

SGS Lakefield, 1998a, SGS Lakefield Research Limited, unpublished An investigation of the metallurgical characteristics of 27,000 assay reject Pascua samples, Report No. LR5109, July 1998.

SGS Lakefield, 1998b, SGS Lakefield Research Limited, unpublished A pilot plant investigation of the recovery of gold and silver from Pascua and Esperanza samples, Report No. LR5242, October 1998.

SGS Lakefield, 2002, SGS Lakefield Research Limited, unpublished, A review of the metallurgy of the Pascua-Lama deposit, Report No. LR10395-001, June 2002.

SGS Lakefield, 2003, SGS Lakefield Research Limited, unpublished An investigation into the recovery of gold, silver and copper from Pascua Project samples, Report No. LR10296-001 and LRCSA P-3329, February 2003.

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SGS Lakefield, 2007, SGS Lakefield Research Limited, unpublished An investigation into the recovery of gold, silver and copper from Pascua samples, Report No. LR11287-001, May 2007.

SGS Lakefield, 2008, SGS Lakefield Research Limited, unpublished An investigation into the removal of iron and copper from solution samples prepared from Pascua Lama grinding test products, Report No. LR11287-003, February 2008.

Sjöberg, J., 1999, Analysis of large scale rock slopes, Doctoral Thesis 1990:01, Lulea University, ISSN 1402-1522

SMCC 2006, SMCC Pty Ltd, unpublished Sizing of the Pascua-Lama grinding circuit, July 2006.

Smee, B., 2000, unpublished Review of Quality Control Data Pascua lama Project Chile & Argentina, July 2000.

SNC-Lavelin 2004, unpublished, “Pascua Lama Investment Proposal Study”, September 2004.

Personal communication in Vancouver Santiago, La Serena and the Pascua-Lama site with:

•

Neil Burns – Silver Wheaton, Director Geology

•

Dean Coates – Barrick Process Manager – Capital Projects

•

Carlos Hermosilla – Barrick Cost Control

•

Ron Kettles – Barrick Project Director – Pascua-Lama

•

Bruce Mack – Barrick Gerente de Medio Ambiente

•

Sam Mah – Silver Wheaton, Director Engineering

•

Sergio Monroy – Barrick UG Construction Manager

•

Sergio Penailillo – Barrick Mine Manager

•

Eugenio Santander – Barrick Jefe Geotecnia

•

Pedro Silva - Barrick Jefe de Geologia

•

Ken Strobbe – Barrick Manager Underground Projects

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Glossary

23.1

Mineral Resources and Reserves

23.1.1

Mineral Resources

The definition of NI 43-101 compliant mineral resources are defined by the Canadian Institute of Mining Best Practices and are defined as:

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on 11 December 2005, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

 “An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Due to uncertainty associated with Inferred Mineral Resources, additional exploration work on the property may or may not succeed in upgrading the portions of the deposit currently classified as Inferred Mineral Resource to an Indicated or Measured Mineral Resource.  Because confidence in these portions of the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure, the Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

23.1.2

Mineral Reserves

The definition of NI 43-101 compliant Mineral Reserve estimates are defined by the Canadian Institute of Mining Best Practices and are defined as:

“the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined”

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23.2 Glossary		s.g.	specific gravity
		usg/min	US gallon per minute
Table 23.2.1: Standard Acronyms and		V	volt
Abbreviations		W	watt
		Ω	ohm
Distance		A	ampere
µm	micron (micrometre)	t/h	tonnes per hour
mm	millimetre	t/d	tonnes per day
cm	centimetre	Ø	diameter
m	metre	Acronyms
km	kilometre	ASTiD	Advisory System for Tired Drivers
in	inch
ft	foot	SRK	SRK Consulting (Canada) Inc.

Area		CIM	Canadian Institute of Mining, Metallurgy & Petroleum
m2	square metre
km2	square kilometre
ac	acre	CIM	Canadian Institute of Mining, Metallurgy & Petroleum
ha	hectare
Volume
l	litre	ABA	Acid- base accounting
L	litre	AP	Acid potential
m3	cubic metre	DDH	Diamond Drill Hole
ft3	cubic foot	FO	Fibre Optic
usg	US gallon	NI 43-101	National Instrument 43-101
yd3	cubic yard
bcm	bank cubic yard	NP	Neutralisation potential
Mbcm	Million bcm	NPTIC	Carbonate neutralisation potential
Mass
kg	kilogram	ML/ARD	Metal leaching/ acid rock drainage
g	gram
t	metric tonne	NSR	Net Smelter Return
kt	kilotonne	QA/QC	Quality Assurance / Quality Control
lb	pound
Mt	megatonne (million tonnes)	Quebrada	Narrow mountain valley
		SMU	Selective Mining Unit
oz	troy ounce	TSF	Tailings Storage Facility
wmt	wet metric tonne	WRF	Waste Rock Facility
dmt	dry metric tonne	Pressure
Other		psi	pounds per square inch
[o]C	degree Celsius	Pa	Pascal
[o]F	degree Fahrenheit	kPa	kilopascal
Btu	British thermal unit	MPa	megapascal
cf/m	cubic feet per minute	Elements and Compounds
amsl	above mean sea level	Au	gold
hp	horsepower	Ag	silver
hr	hour	Cu	copper
kW	kilowatt	Zn	zinc
kWh	kilowatt hour	ANFO	Ammonium Nitrate/Fuel Oil
Ma	Million years
mph	miles per hour	CaCO[3]	Calcium carbonate
ppb	parts per billion	Conversion Factors
ppm	parts per million	1 tonne	2,204.62 lb
s	second	1 ounce	31.1035 g

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Date and Signature Page

Silver Wheaton Corp, Amended NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina, September 9, 2009.

Report Date:  September 9, 2009

Revised Signing Date:  October 28, 2009

Prepared by:

“signed”
Chris Elliott, MAusIMM

“signed”
George Even, MAusIMM

“signed”
Edward McLean, MAusIMM

“signed”
Dino Pilotto, P.Eng

“signed”
Cameron Scott, P.Eng

“signed”
Bart Stryhas, C.P.G.

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Appendix A

Certificates of Authors

CERTIFICATE of AUTHOR

I, Christopher Elliott, MAusIMM, do hereby certify that:

1.	I am currently employed as Principal Mining Consultant with:

SRK Consulting (Canada) Inc. 2200 – 1066 West Hastings Street Vancouver BC, Canada V6E 3X2

2.

This certificate relates to the “NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina” dated September 9, 2009 with a revised signing date of October 28, 2009 (“Technical Report”).

3.	I graduated with B.Eng. degree in Mining Engineering from the Ballarat College of Advanced Education in 1985.

4.	I am a member of the Australasian Institute of Mining and Metallurgy.

5.	I have worked as a Mining Engineer for a total of 24 years since my graduation from Ballarat College of Advanced Education.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for Sections 1 to 5, 14, 17, 18.5, 18.7 to 18.10, 18.12 to 18.15, 19.6, 19.10, 19.11, 20.7 and 21 to 24 of the Technical Report. I visited the Pascua-Lama property on August 11, 2009 for one day.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am independent of the issuer applying all of the tests in section 1.4 of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

SRK Consulting (Canada) Inc.	Page 2 of 2

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of October, 2009.

“signed”
Christopher Elliott, B.Eng.(Mining), MAusIMM

CERTIFICATE of AUTHOR

I, George Even, MAusIMM., do hereby certify that:

1.	I am currently employed as Principal Partner with:

SRK Consulting (Chile) S.A. Av. Apoquindo 4001 Piso 7 Las Condes, Santiago Chile

2.

This certificate relates to the “NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina” dated September 9, 2009 with a revised signing date of October 28, 2009 (“Technical Report”).

3.	I graduated with a BSc. degree in Economic Geology from San Diego State University in 1972.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

5.	I have worked as a Geologist for a total of 37 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Sections 6 to 12, 18.4, 19.1, 19.2, 19.5 and 20.3 of the Technical Report. I visited the Pascua-Lama property on August 11, 2009 for one day.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

SRK Consulting	Page 2 of 2

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of October, 2009.

“signed”
George Even, MAusIMM.

ENGINEERS & PROJECT MANAGERS

CERTIFICATE of AUTHOR
I, Edward McLean, MAusIMM., do hereby certify that: 1. I am currently employed as Development Manager with: Ausenco Services Pty Ltd 8/2404 Logan Road Eight Mile Plains, Q4113 Australia

2.

This certificate relates to the "NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina" dated September 9, 2009 with a revised signing date of October 28, 2009 (“Technical Report”).

3.

1 graduated with B.Sc. degree in Metallurgy from the University of Queensland in 1975.

4.

I am a member of the Australasian Institute of Mining and Metallurgy.

5.

I have worked as a Metallurgist for a total of 33 years since my graduation from the University of Queensland.

6.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7.

I am responsible for Sections 15, 19.7 and 20.4 of the Technical Report. I did not visit the Pascua-Lama property.

8.

I have not had prior involvement with the property that is the subject of the Technical Report.

9.

I am independent of the issuer applying all of the tests in section 1.4 of NI 43-101.

10.

I have read NI 43-101 and Form 43-I01F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

1 consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of October, 2009.

            “Signed”

Edward McLean, MAusIMM.

CERTIFICATE of AUTHOR

I, Dino Pilotto, P.Eng., do hereby certify that:

1.	I am currently employed as Principal Mining Consultant with:

SRK Consulting (Canada) Inc. Suite 205 – 2100 Airport Drive Saskatoon, Saskatchewan Canada, S7L 6M6

2.

This certificate relates to the “NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina” dated September 9, 2009 with a revised signing date of October 28, 2009 (“Technical Report”).

3.	I graduated with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia in 1987.

4.	I am a Registered Professional Engineer (P.Eng.) in good standing in the Province of Alberta (#M88762) and Saskatchewan (#14782).

5.	I have worked continuously as a mining professional since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Sections 16.11, 18.1 to 18.3, 19.4 and 20.2 of the Technical Report. I visited the Pascua-Lama property on August 11, 2009 for one day.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am independent of the issuer applying all of the tests in section 1.4 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

SRK Consulting (Canada) Inc.	Page 2 of 2

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of October, 2009.

“signed”
Dino Pilotto, P.Eng.

CERTIFICATE of AUTHOR

I, Cameron Scott, P.Eng., do hereby certify that:

1.	I am currently employed as Principal Geotechnical Engineer with:

SRK Consulting (Canada) Inc. 2200 – 1066 West Hastings Street Vancouver BC, Canada V6E 3X2

2.

This certificate relates to the “NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina” dated September 9, 2009 with a revised signing date of October 28, 2009 (“Technical Report”).

3.

I graduated with B.Ap.Sc. degree in Geotechnical Engineering granted by the University of British Columbia in 1974 and an M.Eng. degree in Geotechnical Engineering granted by the University of Alberta in 1984.

4.	I have been a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1978.

5.	I have worked as a Geotechnical Engineer for a total of 35 years since my graduation from University of British Columbia in 1974.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Sections 18.6, 18.11, 19.8, 19.9, 20.2 and 20.6 of the Technical Report. I visited the Pascua-Lama property on August 11, 2009 for one day.

8.

I had prior involvement with the property that is the subject of the Technical Report. In particular, from 1999 to 2001, I was involved in the design of the Rio Turbio tailings storage facility, from initial concepts through investigation and final design. Since that time, the design and many of the proposed operational plans for the Rio Turbio tailings storage facility have changed.

9.	I am independent of the issuer applying all of the tests in section 1.4 of NI 43-101.

SRK Consulting (Canada) Inc.	Page 2 of 2

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of October, 2009.

“signed”
Cameron Scott, P.Eng.

CERTIFICATE of AUTHOR

I, Bart A. Stryhas Ph.D. C.P.G. # 11034, do hereby certify that:

1.	I am currently employed as Principal Resource Geologist with:

SRK Consulting (U.S.), Inc. 7175 W. Jefferson Ave, Suite 3000 Denver, CO, USA, 80235

2.

This certificate relates to the “NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina” September 9, 2009 with a revised signing date of October 28, 2009 (“Technical Report”).

3.

I graduated with a Doctorate degree in structural geology from Washington State University in 1988. In addition, I have obtained a Master of Science degree in structural geology from the University of Idaho in 1985 and a Bachelor of Arts degree in geology from the University of Vermont in 1983.

4.	I am a current member of the American Institute of Professional Geologists.

5.	I have worked as a geologist for a total of 21 years since my graduation from Washington State University.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Sections 13, 16.1 to 16.10, 19.3 and 20.1 of the Technical Report. I did not visit the Pascua-Lama property.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am independent of the issuer applying all of the tests in section 1.4 of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

SRK Consulting (U.S.), Inc.	Page 2 of 2

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of October, 2009.

“signed”
Bart A. Stryhas C.P.G.

Appendix B

Pascua-Lama Mining Concessions

Technical Report – Pascua-Lama Project – Region III, Chile

A      Chilean side

       A.1.    Exploitation

Table A-1: Exploitation CMN Mining Concession – Chile Site inside the protocol area.

Nº	Name	Mining Rol	Registration Date	Staking Date	Surface m~~[2]~~	Inscription Number	Status
1	ESTRECHO 45 1 AL 60	03304-0478-7	14-05-1998	12-03-1999	300,00	Fs. 120 Vta. No. 24	Enacted
2	ESTRECHO 44 1 AL 60	03304-0477-9	14-05-1998	11-03-1999	300,00	Fs. 113 Vta. No. 23	Enacted
3	ESTRECHO 43 1 AL 60	03304-0476-0	14-05-1998	10-03-1999	300,00	Fs. 106 No. 22	Enacted
4	ESTRECHO 42 1 AL 60	03304-0475-2	14-05-1998	09-03-1999	300,00	Fs. 99 No. 21	Enacted
5	ESTRECHO 41 1 AL 60	03304-0474-4	14-05-1998	08-03-1999	300,00	Fs. 92 No. 20	Enacted
6	ESTRECHO 40 1 AL 30	03304-0473-6	14-05-1998	06-03-1999	300,00	Fs. 426 No. 78	Enacted
7	ESTRECHO 39 1 AL 30	03304-0472-8	14-05-1998	05-03-1999	300,00	Fs. 229 Vta. No. 41	Enacted
8	ESTRECHO 38 1 AL 30	03304-0471-K	14-05-1998	05-03-1999	300,00	Fs. 441 Vta. No. 81	Enacted
9	ESTRECHO 37 1 AL 15	03304-0470-1	14-05-1998	04-03-1999	150,00	Fs. 437 No. 80	Enacted
10	ESTRECHO 35 1 AL 30	03304-0468-K	14-05-1998	03-03-1999	300,00	Fs. 191 No. 34	Enacted
11	ESTRECHO 34 1 AL 30	03304-0467-1	14-05-1998	03-03-1999	300,00	Fs. 431 Vta. No. 79	Enacted
12	ESTRECHO 33 1 AL 30	03304-0466-3	14-05-1998	02-03-1999	300,00	Fs. 420 Vta. No. 77	Enacted
13	ESTRECHO 32 1 AL 30	03304-0465-5	14-05-1998	02-03-1999	300,00	Fs. 413 Vta. No. 76	Enacted
14	ESTRECHO 31 1 AL 30	03304-0464-7	14-05-1998	01-03-1999	300,00	Fs. 447 No. 81-A	Enacted
15	ESTRECHO 30 1 AL 30	03304-0463-9	14-05-1998	08-03-1999	300,00	Fs. 390 Vta. No. 72	Enacted
16	CLARIN XXXIV 1 AL 30	03304-0344-6	12-01 -1995	23-01 -1996	300,00	Fs. 432 Vta. No. 104	Enacted
17	ESTRECHO 13 1 AL 30	03304-0447-7	14-05-1998	07-04-1999	300,00	Fs. 149 No. 26	Enacted
18	ESTRECHO 12 1 AL 30	03304-0446-9	14-05-1998	07-04-1999	300,00	Fs. 125 No. 22	Enacted
19	ESTRECHO 11 1 AL 30	03304-0445-0	14-05-1998	07-04-1999	300,00	Fs. 119 No. 21	Enacted
20	ESTRECHO 10 1 AL 30	03304-0444-2	14-05-1998	07-04-1999	300,00	Fs. 113 No. 20	Enacted
21	ESTRECHO 9 1 AL 30	03304-0443-4	14-05-1998	07-04-1999	300,00	Fs. 107 No. 19	Enacted
22	ESTRECHO 8 1 AL 30	03304-0442-6	14-05-1998	07-04-1999	300,00	Fs. 101 No. 18	Enacted
23	ESTRECHO 7 1 AL 30	03304-0441-8	14-05-1998	09-04-1999	300,00	Fs. 218 Vta. No. 39	Enacted
24	ESTRECHO 25 1 AL 10	03304-0458-2	14-05-1998	12-04-1999	100,00	Fs. 176 No. 31	Enacted
25	CLARIN XXV 1 AL 20	03304-0343-8	12-01-1995	23-01-1996	200,00	Fs. 445 No. 106	Enacted
26	ESTRECHO 29 1 AL 20	03304-0462-0	14-05-1998	12-04-1999	200,00	Fs. 186 No. 33	Enacted
27	ESTRECHO 28 1 AL 20	03304-0461-2	14-05-1998	12-04-1999	200,00	Fs. 143 No. 25	Enacted
28	ESTRECHO 27 1 AL 20	03304-0460-4	14-05-1998	12-04-1999	200,00	Fs. 137 No. 24	Enacted
29	ESTRECHO 26 1 AL 20	03304-0459-0	14-05-1998	01-04-1999	200,00	Fs. 181 No. 32	Enacted
30	AGUA 1 AL 20	03304-0479-5	22-05-1998	07-04-1999	200,00	Fs. 91 No. 16	Enacted
31	FALDA 1 AL 20	03304-0480-9	22-05-1998	09-04-1999	200,00	Fs. 235 No. 42	Enacted
32	ESTRECHO 19 1 AL 20	03304-0452-3	14-05-1998	09-04-1999	200,00	Fs. 171 No. 30	Enacted
33	ESTRECHO 24 1 AL 30	03304-0457-4	14-05-1998	09-04-1999	300,00	Fs. 86 Vta. No. 19	Enacted
34	ESTRECHO 23 1 AL 30	03304-0456-6	14-05-1998	01-04-1999	300,00	Fs. 81 No. 18	Enacted
35	ESTRECHO 22 1 AL 30	03304-0455-8	14-05-1998	01-04-1999	300,00	Fs. 76 No. 17	Enacted
36	ESTRECHO 21 1 AL 30	03304-0454-K	14-05-1998	01-04-1999	300,00	Fs. 71 No. 16	Enacted
37	ESTRECHO 20 1 AL 30	03304-0453-1	14-05-1998	09-04-1999	300,00	Fs. 66 No. 15	Enacted
38	ESTRECHO 17 1 AL 30	03304-0451-5	14-05-1998	09-04-1999	300,00	Fs. 165 Vta. No. 29	Enacted
39	ESTRECHO 16 1 AL 30	03304-0450-7	14-05-1998	09-04-1999	300,00	Fs. 160 No. 28	Enacted
40	ESTRECHO 15 1 AL 30	03304-0449-3	14-05-1998	12-04-1999	300,00	Fs. 154 Vta. No. 27	Enacted
41	ESTRECHO 14 1 AL 30	03304-0448-5	14-05-1998	01-04-1999	300,00	Fs. 131 No. 23	Enacted
42	ESTRECHO 5 1 AL 30	03304-0440-K	14-05-1998	05-04-1999	300,00	Fs. 95 Vta. No. 17	Enacted

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

43	ESTRECHO 4 1 AL 30	03304-0439-6	14-05-1998	05-04-1999	300,00	Fs. 213 No. 38	Enacted
44	ESTRECHO 3 1 AL 30	03304-0438-8	14-05-1998	05-04-1999	300,00	Fs. 207 Vta. No. 37	Enacted
45	ESTRECHO 2 1 AL 30	03304-0437-K	14-05-1998	05-04-1999	300,00	Fs. 202 No. 36	Enacted
46	ESTRECHO 1 1 AL 30	03304-0436-1	14-05-1998	05-04-1999	300,00	Fs. 196 Vta. No. 35	Enacted
47	CHOLLAY 16 1 AL 50	03304-0419-1	04-04-1997	27-03-1998	250,00	Fs. 591 Vta. No. 103	Enacted
48	CHOLLAY 14 1 AL 60	03304-0417-5	04-04-1997	27-03-1998	300,00	Fs. 515 No. 114	Enacted
49	CHOLLAY 13 1 AL 60	03304-0416-7	04-04-1997	17-03-1998	300,00	Fs. 578 No. 101	Enacted
50	CHOLLAY 10 1 AL 60	03304-0413-2	04-04-1997	25-03-1998	300,00	Fs. 498 Vta. No. 111	Enacted
51	CHOLLAY 9 1 AL 60	03304-0412-4	04-04-1997	25-03-1998	300,00	Fs. 493 No. 110	Enacted
52	CHOLLAY 8 1 AL 60	03304-0411-6	04-04-1997	15-03-1998	300,00	Fs. 571 Vta. No. 100	Enacted
53	CHOLLAY 7 1 AL 60	03304-0410-8	04-04-1997	15-03-1998	300,00	Fs. 565 No. 99	Enacted
54	CHOLLAY 6 1 AL 60	03304-0409-4	04-04-1997	15-03-1998	300,00	Fs. 487 Vta. No. 109	Enacted
55	CHOLLAY 5 1 AL 60	03304-0408-6	04-04-1997	05-03-1998	300,00	Fs. 482 No. 108	Enacted
56	CHOLLAY 4 1 AL 60	03304-0407-8	04-04-1997	08-03-1998	300,00	Fs. 476 Vta. No. 107	Enacted
57	CHOLLAY 3 1 AL 60	03304-0406-K	04-04-1997	05-03-1998	300,00	Fs. 471 No. 106	Enacted
58	CHOLLAY 2 1 AL 60	03304-0405-1	04-04-1997	05-03-1998	300,00	Fs. 465 Vta. No. 105	Enacted
59	CHOLLAY 1 1 AL 60	03304-0404-3	04-04-1997	05-03-1998	300,00	Fs. 459 Vta. No. 104	Enacted
60	CHOLLAY 12 1 AL 60	03304-0415-9	04-04-1997	25-03-1998	300,00	Fs. 509 Vta. No. 113	Enacted
61	CHOLLAY 11 1 AL 60	03304-0414-0	04-04-1997	17-03-1998	300,00	Fs. 504 No. 112	Enacted
62	TURBI0 67 AL 77	03304-0091-0	10-03-1988	12-05-1989	35,00	Fs. 94 Vta. No. 65	Enacted
63	TURBI0 47 AL 56	03304-0090-0	10-03-1988	11-05-1989	30,00	Fs. 225 No. 103	Enacted
64	TURBI0 31 AL 39	03304-0089-0	10-03-1988	10-05-1989	31,00	Fs. 75 Vta. No. 61	Enacted
65	TURBIO 1 AL 17	03304-0087-0	10-03-1988	29-05-1989	80,00	Fs. 85 No. 63	Enacted
66	TREBOL 1	03304-0017-K	23-02-1982	01-12-1982	4,00	Fs. 37 Vta. No. 15	Enacted
67	REAL 1 AL 21	03304-0217-2	21-03-1990	18-04-1991	150,00	Fs. 44 Vta. No. 20	Enacted
68	PICTON 1 AL 10	03304-0215-6	21-03-1990	19-04-1991	100,00	Fs. 103 Vta. No. 30	Enacted
69	LUCER0 1	03304-0123-0	16-03-1989	20-02-1990	1,00	Fs. 39 No. 13	Enacted
70	LOS AMARILLOS 1 AL 3000	03301-1153-4	18-12-1975	24-01-1977	3690,00	Fs. 343 No. 12	Enacted
71	LOA 1 AL 2	03304-0124-9	14-03-1989	21-02-1990	2,00	Fs. 46 No. 15	Enacted
72	LIMA 1 AL 2	03304-0125-7	14-03-1989	22-02-1990	7,00	Fs. 42 No. 14	Enacted
73	IRIS 1	03304-0257-1	17-09-1991	17-07-1992	1,00	Fs. 388 No. 142	Enacted
74	DIAMANTE 1 AL 2	03304-0015-3	23-02-1982	01-12-1982	10,00	Fs. 43 Vta. No. 16	Enacted
75	DALILA 1 AL 8	03304-0131-1	18-05-1989	05-04-1990	22,00	Fs. 61 No. 23	Enacted
76	CORAZON 1	03304-0016-1	23-02-1982	01-12-1982	4,00	Fs. 57 No. 19	Enacted
77	CONAY 1 AL 181	03301-1628-5	21-03-1979	28-01-1980	840,00	Fs. 95 Vta. No. 22	Enacted
78	BLANCA 1 AL 10	03301-1685-4	25-06-1979	16-07-1980	50,00	Fs. 90 Vta. No. 17	Enacted
79	CHOLLAY PRIMERA 1 A CHOLLAY PRIMERA 40	03304-0508-2	15-10-1998	20-12-1999	200,00	Fs. 22 Vta. No. 8	Enacted
80	CHOLLAY SEGUNDA 1 A CHOLLAY SEGUNDA 60	03304-0509-0	15-10-1998	20-12-1999	300,00	Fs. 28 Vta. No. 09	Enacted
81	CHOLLAY TERCERA 1 A CHOLLAY TERCERA 60	03304-0510-4	15-10-1998	20-12-1999	300,00	Fs. 35 Vta. No. 10	Enacted
82	CHOLLAY CUARTA 1 CHOLLAY CUARTA 40	03304-0511-2	15-10-1998	20-12-1999	200,00	Fs. 42 No. 11	Enacted
83	CHOLLAY QUINTA 1 A CHOLLAY QUINTA 40	03304-0512-0	15-10-1998	20-12-1999	200,00	Fs. 48 No. 12	Enacted
84	CHOLLAY SEXTA 1 A CHOLLAY SEXTA 40	03304-0513-9	15-10-1998	20-12-1999	200,00	Fs. 54 No. 13	Enacted
85	CHOLLAY SEPTIMA 1 A CHOLLAY SEPTIMA 60	03304-0514-7	15-10-1998	20-12-1999	300,00		In Process
86	CHOLLAY OCTAVO 1 A CHOLLAY OCTAVO 40	03304-0515-5	15-10-1998	20-12-1999	200,00		In Process
87	CHOLLAY NOVENO 1 A CHOLLAY NOVENO 40	03304-0516-3	15-10-1998	20-12-1999	200,00	Fs. 60 No. 14	Enacted
88	CHOLLAY UNDECIMO 1 A CHOLLAY UNDECIMO 20	03304-0518-K	15-10-1998	20-12-1999	100,00	Fs. 515 No. 117	Enacted
89	TORITO TRES 1 AL 30	03304-0422-1	30-05-1997	25-03-1998	300,00	Fs. 22 Vta. No. 6	Enacted

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

90	TORITO DOS 1 AL 30	03304-0426-4	02-07-1997	27-03-1998	300,00	Fs. 322 Vta. No. 60	Enacted
91	TORITO UNO 1 AL 30	03304-0425-6	02-07-1997	27-03-1998	300,00	Fs. 316 No. 58	Enacted
92	TORITO CUATRO 1 AL 30	03304-0423-K	30-05-1997	25-03-1998	300,00	Fs. 557 Vta. No. 98	Enacted
93	TORITO CINCO 1 AL 30	03304-0424-8	30-05-1997	25-03-1998	300,00	Fs. 28 Vta. No. 7	Enacted
94	TORO 1 AL 24	03304-0341-1	12-01-1995	23-01-1996	240,00	Fs. 451 No. 107	Enacted
95	TORO 25 AL 48	03304-0342-K	12-01-1995	23-01-1996	240,00	Fs. 456 Vta. No. 108	Enacted
96	TORITO SEIS 1 AL 60	03304-0428-0	14-08-1997	03-05-1998	300,00	Fs. 654 Vta. No. 114	Enacted
97	TORITO SIETE 1 AL 60	03304-0429-9	14-08-1997	04-05-1998	300,00	Fs. 625 No. 109	Enacted
98	TORITO OCHO 1 AL 40	03304-0430-2	14-08-1997	05-05-1998	200,00	Fs. 666 Vta. No. 116	Enacted
99	CLARIN DIECISIETE 1 AL 12	03304-0335-7	11-11-1994	30-11-1995	105,00	Fs. 438 Vta. No. 105	Enacted
100	CLARIN QUINCE 1 AL 25	03304-0333-0	11-11-1994	19-11-1995	240,00	Fs. 374 No. 90	Enacted
101	CAMPAMENTO TRES 1 AL 30	03304-0336-5	11-11-1994	14-11-1995	259,00	Fs. 508 Vta. No. 129	Enacted
102	CAMPAMENTO CUATRO 1 AL 28	03304-0337-3	11-11-1994	15-11-1995	231,00	Fs. 492 Vta. No. 127	Enacted
103	PIA 1 AL 3	03304-0358-6	13-04-1996	14-03-1997	12,00	Fs. 147 No. 38	Enacted
104	MARCELA 1 AL 4	03304-0356-K	13-04-1996	14-03-1997	17,00	Fs. 142 No. 37	Enacted
105	CLAUDIA 1 AL 2	03304-0357-8	13-04-1996	14-03-1997	8,00	Fs. 137 Vta. No. 36	Enacted
106	GUARDIA DOS 1 AL 30	03304-0498-1	30-10-1998	17-12-1999	300,00	Fs. 483 Vta. No. 94	Enacted
107	GUARDIA TRES 1 AL 30	03304-0499-K	30-10-1998	17-12-1999	300,00	Fs. 490 Vta. No. 95	Enacted
108	TESORO TRES 1 AL 30	03304-0534-1	06-08-1999	02-05-2000	300,00	Fs. 346 No. 74	Enacted
109	TESORO CUATRO 1 AL 30	03304-0535-K	06-08-1999	03-05-2000	300,00	Fs. 153 No. 38	Enacted
110	TESORO SEIS 1 AL 20	03304-0537-6	06-08-1999	05-05-2000	200,00	Fs. 351 Vta. No. 75	Enacted
111	TESORO DIEZ 1 AL 20	03304-0541 -4	06-08-1999	10-05-2000	200,00	Fs. 178 Vta. No. 43	Enacted
112	TESORO ONCE 1 AL 20	03304-0542-2	06-08-1999	11-05-2000	200,00	Fs. 183 Vta. No. 44	Enacted
113	CABRA XXV 1 AL 20	03304-0544-9	22-09-1999	20-07-2000	200,00	Fs. 197 No. 47	Enacted
114	CABRA XXV11 AL 20	03304-0545-7	22-09-1999	20-07-2000	200,00	Fs. 202 Vta. No. 48	Enacted
115	ANSELMO UNO 1 AL 30	03304-0549-K	14-10-1999	19-12-2000	300,00	Fs. 397 Vta. No. 85	Enacted
116	ANSELMO DOS 1 AL 20	03304-0550-3	14-10-1999	19-12-2000	200,00	Fs. 402 Vta. No. 86	Enacted
117	ANSELMO TRES 1 AL 20	03304-0551-1	14-10-1999	20-12-2000	200,00	Fs. 407 Vta. No. 87	Enacted
118	ANSELMO CUATRO 1 AL 30	03304-0552-K	14-10-1999	20-12-2000	300,00	Fs. 413 No. 88	Enacted
119	ANSELMO CINCO 1 AL 30	03304-0553-8	14-10-1999	21-12-2000	300,00	Fs. 418 Vta. No. 89	Enacted
120	ANSELMO SEIS 1 AL 30	03304-0554-6	14-10-1999	21-12-2000	300,00	Fs. 424 No. 90	Enacted
121	ANSELMO SIETE 1 AL 30	03304-0555-4	14-10-1999	22-12-2000	300,00	Fs. 429 Vta. No. 91	Enacted
122	ANSELMO OCHO 1 AL 30	03304-0556-2	14-10-1999	22-12-2000	300,00	Fs. 435 No. 92	Enacted
123	ANSELMO NUEVE 1 AL 30	03304-0557-0	14-10-1999	23-12-2000	300,00	Fs. 441 No. 93	Enacted
124	ANSELMO DIEZ 1 AL 30	03304-0558-9	14-10-1999	23-12-2000	300,00	Fs. 446 Vta. No. 94	Enacted
125	CABRA XXVI11 AL 30	03304-0559-K	09-12-1999	15-01-2001	300,00	Fs. 534 Vta. No. 108	Enacted
126	CABRA XXVI111 AL 30	03304-0560-0	09-12-1999	17-01-2001	300,00	Fs. 529 Vta. No. 107	Enacted
127	CABRA XXIX 1 AL 20	03304-0561-9	09-12-1999	19-01-2001	200,00	Fs. 524 Vta. No. 106	Enacted
128	GONZALO DIECISEIS 1 AL 30	03304-0585-6	16-02-2000	25-01-2001	300,00	Fs. 258 No. 61	Enacted
129	GONZALO QUINCE 1 AL 30	03304-0584-8	16-02-2000	24-01-2001	300,00	Fs. 252 Vta. No. 60	Enacted
130	GONZALO CATORCE 1 AL 30	03304-0583-K	16-02-2000	23-01-2001	300,00	Fs. 247 No. 59	Enacted
131	GONZALO DIEZ 1 AL 30	03304-0578-3	16-02-2000	22-01-2001	300,00	Fs. 221 Vta. No. 54	Enacted
132	GONZALO NUEVE 1 AL 30	03304-0577-5	16-02-2000	21-01-2001	300,00	Fs. 216 No. 53	Enacted
133	GONZALO OCHO 1 AL 30	03304-0576-7	16-02-2000	20-01-2001	300,00	Fs. 211 No. 52	Enacted
134	GONZALO SIETE 1 AL 30	03304-0575-9	16-02-2000	19-01-2001	300,00	Fs. 205 Vta. No. 51	Enacted
135	GONZALO SEIS 1 AL 30	03304-0574-0	16-02-2000	18-01-2001	300,00	Fs. 200 No. 50	Enacted
136	GONZALO CINCO 1 AL 30	03304-0573-2	16-02-2000	17-01-2001	300,00	Fs. 195 No. 49	Enacted

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

137	GONZALO CUATRO 1 AL 30	03304-0572-4	16-02-2000	16-01-2001	300,00	Fs. 190 No. 48	Enacted
138	GONZALO DOS 1 AL 30	03304-0570-8	16-02-2000	15-01-2001	300,00	Fs. 185 No. 47	Enacted
139	GONZALO VEINTISEIS 1 AL 20	03304-0595-3	16-02-2000	27-01-2001	200,00	Fs. 295 Vta. No. 68	Enacted
140	GONZALO ONCE 1 AL 25	03304-0579-1	16-02-2000	15-01-2001	250,00	Fs. 226 Vta. No. 55	Enacted
141	GONZALO VEINTIDOS 1 AL 20	03304-0591-0	16-02-2000	04-02-2001	200,00	Fs. 274 No. 64	Enacted
142	GONZALO VEINTICINCO 1 AL 20	03304-0594-5	16-02-2000	26-01-2001	200,00	Fs. 290 No. 67	Enacted
143	GONZALO VEINTICUATRO 1 AL 20	03304-0593-7	16-02-2000	25-01-2001	200,00	Fs. 284 Vta. No. 66	Enacted
144	GONZALO VEINTITRES 1 AL 20	03304-0592-9	16-02-2000	05-02-2001	200,00	Fs. 279 No. 65	Enacted
145	GONZALO VEINTIUNO 1 AL 20	03304-0590-2	16-02-2000	03-02-2001	200,00	Fs. 268 Vta. No. 63	Enacted
146	GONZALO VEINTE 1 AL 20	03304-0589-9	16-02-2000	02-02-2001	200,00	Fs. 263 Vta. No. 62	Enacted
147	GONZALO UNO 1 AL 30	03304-0569-4	16-02-2000	01-02-2001	300,00	Fs. 315 Vta. No. 84	Enacted
148	GONZALO DIECINUEVE 1 AL 3	03304-0588-0	16-02-2000	31-01-2001	300,00	Fs. 103 Vta. No. 38	Enacted
149	GONZALO DIECIOCHO 1 AL 30	03304-0587-2	16-02-2000	29-01-2001	300,00	Fs. 97 Vta. No. 37	Enacted
150	GONZALO DIECISIETE 1 AL 3	03304-0586-4	16-02-2000	26-01-2001	300,00	Fs. 91 Vta. No. 36	Enacted
151	GONZALO TRES 1 AL 30	03304-0571 -6	16-02-2000	24-01-2001	300,00	Fs. 85 Vta. No. 35	Enacted
152	POTRERILLO OCHO 1 AL 20	03304-0432-9	22-10-1997	08-01-1999	200,00	Fs. 955 No. 176	Enacted
153	POTRERILLO SIETE 1 AL 20	03304-0431-0	22-10-1997	07-01-1999	200,00	Fs. 950 No. 175	Enacted
154	PEPE 1 AL 22	03304-0390-K	11-03-1997	14-01-1998	42,00	Fs. 608 No. 106	Enacted
155	SERGIO 1 AL 13	03304-0392-6	11-03-1997	14-01-1998	23,00	Fs. 619 Vta. No. 108	Enacted
156	OSCAR 1 AL 11	03304-0393-4	11-03-1997	14-01-1998	11,00	Fs. 649 Vta. No. 113	Enacted
157	RAUL 1 AL 17	03304-0394-2	11-03-1997	14-01-1998	29,00	Fs. 529 No. 93	Enacted
158	JAVIER 1 AL 11	03304-0396-9	11-03-1997	14-01-1998	21,00	Fs. 673 No. 117	Enacted
159	FERMIN 1 AL 19	03304-0395-0	11-03-1997	14-01-1998	19,00	Fs. 35 No. 8	Enacted
160	CANARIO 10 1 AL 10	03304-0381-0	23-09-1996	09-12-1997	10,00	Fs. 597 Vta. No. 104	Enacted
161	GASTON 131 AL 136	03304-0402-7	11-03-1997	14-01-1998	6,00	Fs. 631 Vta. No. 110	Enacted
162	ROJAS 1 AL 22	03304-0397-7	11-03-1997	14-01-1998	41,00	Fs. 535 No. 94	Enacted
163	CARLOS 1 AL 18	03304-0398-5	11-03-1997	14-01-1998	33,00	Fs. 661 No. 115	Enacted
164	CHOLLAY 15 1 AL 60	03304-0418-3	04-04-1997	05-03-1998	286,00	Fs. 584 Vta. No. 102	Enacted
165	CHOLLAY 17 1 AL 30	03304-0420-5	04-04-1997	05-03-1998	114,00	Fs. 520 Vta. No. 115	Enacted
166	MARIO 1 AL 36	03304-0391-8	11-03-1997	14-01-1998	67,00	Fs. 613 Vta. No. 107	Enacted
167	GASTON 1 AL 21	03304-0400-0	11-03-1997	14-01-1998	37,00	Fs. 636 Vta. No. 111	Enacted
168	GASTON 51 AL 56	03304-0401-9	11-03-1997	14-01-1998	6,00	Fs. 603 No. 105	Enacted
169	JOSE 1 AL 53	03304-0399-3	11-03-1997	14-01-1998	100,00	Fs. 642 Vta. No. 112	Enacted
170	NENITA 1 AL 12	03304-0421-3	02-05-1997	05-03-1998	20,00	Fs. 454 Vta. No. 103	Enacted
171	TAGUA TRES 1 AL 25	03304-0496-5	07-08-1998	15-04-1999	94,00	Fs. 456 Vta. No. 83	Enacted
172	TAGUA UNO 1 AL 37	03304-0494-9	07-08-1998	16-04-1999	134,00	Fs. 384 No. 71	Enacted
173	TAGUA DOS 1 AL 44	03304-0495-7	07-08-1998	17-04-1999	162,00	Fs. 451 Vta. No. 82	Enacted
174	BARRIALES UNO 1 AL 20	03304-0525-2	02-06-1999	24-04-2000	60,00	Fs. 479 Vta. No. 101	Enacted
175	CLARIN DIECISEIS 1 AL 15	03304-0334-9	11-11-1994	17-11-1995	144,00	Fs. 242 No. 63	Enacted
176	GUARDIA CINCO 1 AL 15	03304-0500-7	30-10-1998	17-12-1999	150,00	Fs. 497 Vta. No. 96	Enacted
177	GUARDIA SEIS 1 AL 40	03304-0501-5	30-10-1998	17-12-1999	171,00	Fs. 504 No. 97	Enacted
178	GUARDIA SIETE 1 AL 15	03304-0502-3	30-10-1998	17-12-1999	58,00	Fs. 512 No. 98	Enacted
179	GONZALO DOCE 1 AL 10	03304-0580-5	16-02-2000	31-01-2001	100,00	Fs. 232 No. 56	Enacted
180	GONZALO TRECE 1 AL 10	03304-0581-3	16-02-2000	29-01-2001	100,00	Fs. 237 No. 57	Enacted
181	CAMILA 1 AL 40	03304-0596-1	03-03-2000	02-02-2001	144,00	Fs. 99 No. 32	Enacted
182	BARRIALES TRES 1 AL 18	03304-0526-0	02-06-1999	25-04-2000	58,00	Fs. 474 No. 100	Enacted
183	BARRIALES CINCO 1 AL 18	03304-0527-9	02-06-1999	26-04-2000	48,00	Fs. 468 No. 99	Enacted

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

184	BARRIALES NUEVE 1 AL 46	03304-0529-5	02-06-1999	27-04-2000	135,00	Fs. 517 Vta. No. 105	Enacted
185	TESORO UNO 1 AL 30	03304-0532-5	06-08-1999	28-04-2000	166,00	Fs. 173 Vta. No. 42	Enacted
186	TESORO DOS 1 AL 12	03304-0533-3	06-08-1999	29-04-2000	90,00	Fs. 148 No. 37	Enacted
187	TESORO CINCO 1 AL 25	03304-0536-8	06-08-1999	04-05-2000	250,00	Fs. 158 No. 39	Enacted
188	TESORO SIETE 1 AL 25	03304-0538-4	06-08-1999	06-05-2000	220,00	Fs. 163 Vta. No. 40	Enacted
189	TESORO OCHO 1 AL 12	03304-0539-2	06-08-1999	08-05-2000	100,00	Fs. 168 Vta. No. 41	Enacted
190	TESORO NUEVE 1 AL 12	03304-0540-6	06-08-1999	09-05-2000	100,00	Fs. 173 Vta. No. 42	Enacted
191	TESORO DOCE 1 AL 5	03304-0543-0	06-08-1999	12-05-2000	50,00	Fs. 188 Vta. No. 45	Enacted
192	HUGO 1 AL 13	03304-0568-6	11-02-2000	21-11-2000	41,00	Fs. 214 Vta. No. 63	Enacted
193	MICHEL OCTAVA 1 A MICHEL	03304-0366-7	30-05-1996	15-08-1997	200,00	Fs. 346 Vta. No. 65	Enacted
194	MICHEL SEPTIMA 1 A MICHEL	03304-0365-9	30-05-1996	15-08-1997	300,00	Fs. 339 Vta. No. 64	Enacted
195	AZUL 1 AL 44	03304-0656-9	07-05-2002	17-03-2003	81,00	Fs. 178 No. 36	Enacted
196	AZUL 271 AL 282	03304-0659-3	07-05-2002	22-03-2003	270,00	Fs. 185 No. 37	Enacted
197	AZUL 73 AL 79	03304-0657-7	07-05-2002	19-03-2003	10,00	Fs. 221 No. 60	Enacted
198	AZUL 191 AL 200	03304-0658-5	07-05-2002	21-03-2003	23,00	Fs. 199 No. 54	Enacted
199	AZUL 321 AL 332	03304-0660-7	07-05-2002	25-03-2003	24,00	Fs. 228 No. 61	Enacted
200	LAURA 3	03304-0774-3	06-12-2005	17-02-2007	2,00		In Process
201	LAURA 2	03304-0773-5	06-12-2005	16-02-2007	2,00		In Process
202	LAURA 1	03304-0772-7	06-12-2005	15-02-2007	2,00		In Process
203	LAURA 4 AL 6	03304-0775-1	06-12-2005	14-02-2007	8,00		In Process
204	ESTRECHO 36 1 AL 30	03304-0469-8	14-05-1998	04-03-1999	300,00	Fs. 224 No. 40	Enacted
205	GONZALO TRECE 11 AL 20	03304-0582-1	16-02-2000	30-01-2001	50,00	Fs. 242 No. 58	Enacted

Table A-2: Exploitation CMN Mining Concession – Chile Site outside the protocol area.

N°	Name	Mining Rol	Registration Date	Staking Date	Surface m2	Inscription number	ESTADO
1	CHUPALLA TRES 1 AL 30	03304-0219-9	17-09-1987	09-05-1991	300,00	Fs. 91 No. 28	Enacted
2	CHUPALLA SIETE 1 AL 30	03304-0223-7	17-09-1987	14-05-1991	300,00	Fs. 108 Vta. No. 31	Enacted
3	CHUPALLA SEIS 1 AL 30	03304-0222-9	17-09-1987	13-05-1991	300,00	Fs. 119 No. 33	Enacted
4	CHUPALLA ONCE 1 AL 30	03304-0227-K	17-09-1987	04-05-1991	281,00	Fs. 67 No. 24	Enacted
5	CHUPALLA OCHO 1 AL 30	03304-0224-5	17-09-1987	11-05-1991	300,00	Fs. 130 Vta. No. 35	Enacted
6	CHUPALLA NUEVE 1 AL 30	03304-0225-3	17-09-1987	10-05-1991	300,00	Fs. 125 No. 34	Enacted
7	CHUPALLA DOS 1 AL 30	03304-0218-0	17-09-1987	12-05-1991	300,00	Fs. 51 Vta. No. 21	Enacted
8	CHUPALLA DIEZ 1 AL 29	03304-0226-1	17-09-1987	03-05-1991	276,00	Fs. 61 No. 23	Enacted
9	CHUPALLA CUATRO 1 AL 30	03304-0220-2	17-09-1987	08-05-1991	300,00	Fs. 39 No. 19	Enacted
10	CHUPALLA CINCO 1 AL 29	03304-0221-0	17-09-1987	05-05-1991	279,00	Fs. 114 No. 32	Enacted
11	CHIVATO 1 AL 18	03304-0216-4	21-03-1990	02-05-1991	62,00	Fs. 97 No. 29	Enacted
12	AZUL 386 AL 394	03304-0661-5	07-05-2002	27-03-2003	200,00	Fs. 235 No. 62	Enacted
13	AZUL 431 AL 437	03304-0662-3	07-05-2002	29-03-2003	19,00	Fs. 206 No. 55	Enacted
14	POTRERO 53 1 AL 30		25-07-2007		300,00		In Process
15	SAPITO UNO 1 AL 20		05-09-2007		200,00		In Process
16	SAPITO DOS 1 AL 20		05-09-2007		200,00		In Process
17	SAPITO TRES 1 AL 30		05-09-2007		300,00		In Process
18	SAPITO CUATRO 1 AL 30		05-09-2007		300,00		In Process
19	SAPITO CINCO 1 AL 30		05-09-2007		300,00		In Process
20	SAPITO SEIS 1 AL 30		05-09-2007		300,00		In Process
21	SAPITO SIETE 1 AL 30		05-09-2007		300,00		In Process

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

22	SAPITO OCHO 1 AL 20	05-09-2007	200,00	In Process
23	SAPITO NUEVE 1 AL 20	05-09-2007	200,00	In Process
24	POTRERO 54 1 AL 30	21-09-2007	300,00	In Process
25	POTRERO 55 1 AL 30	21-09-2007	300,00	In Process
26	AVALOS UNO 1 AL 30	05-09-2007	300,00	In Process
27	AVALOS DOS 1 AL 30	05-09-2007	300,00	In Process
28	AVALOS TRES 1 AL 30	05-09-2007	300,00	In Process
29	RIO 44 1 AL 30	05-09-2007	300,00	In Process
30	RIO 45 1 AL 30	05-09-2007	300,00	In Process
31	RIO 46 1 AL 30	11-09-2007	300,00	In Process
32	RIO 47 1 AL 30	11-09-2007	300,00	In Process
33	RIO 48 1 AL 30	11-09-2007	300,00	In Process
34	RIO 40 1 AL 30	11-09-2007	300,00	In Process
35	RIO 50 1 AL 30	11-09-2007	300,00	In Process
36	RIO 51 1 AL 30	11-09-2007	300,00	In Process
37	RIO 52 1 AL 30	11-09-2007	300,00	In Process
38	RIO 53 1 AL 30	11-09-2007	300,00	In Process
39	RIO 54 1 AL 30	11-09-2007	300,00	In Process
40	RIO 55 1 AL 30	11-09-2007	300,00	In Process
41	RIO 56 1 AL 30	11-09-2007	300,00	In Process
42	RIO 57 1 AL 30	11-09-2007	300,00	In Process
43	RIO 58 1 AL 30	11-09-2007	300,00	In Process
44	RIO 59 1 AL 30	11-09-2007	300,00	In Process
45	RIO 60 1 AL 30	11-09-2007	300,00	In Process
46	RIO 61 1 AL 30	11-09-2007	300,00	In Process
47	RIO 62 1 AL 30	11-09-2007	300,00	In Process
48	RIO 63 1 AL 30	11-09-2007	300,00	In Process
49	RIO 64 1 AL 30	11-09-2007	300,00	In Process
50	RIO 65 1 AL 30	11-09-2007	300,00	In Process
51	RIO 66 1 AL 30	21-09-2007	300,00	In Process
52	RIO 67 1 AL 30	21-09-2007	300,00	In Process
53	RIO 68 1 AL 30	21-09-2007	300,00	In Process
54	RIO 69 1 AL 30	21-09-2007	300,00	In Process
55	RIO 70 1 AL 30	21-09-2007	300,00	In Process
56	POTRERILLO 5 1 AL 30	21-09-2007	300,00	In Process
57	POTRERILLO 11 1 AL 30	21-09-2007	300,00	In Process
58	POTRERILLO 12 1 AL 20	21-09-2007	200,00	In Process
59	POTRERILLO 13 1 AL 20	21-09-2007	100,00	In Process
60	RIO 71 1 AL 20	21-09-2007	200,00	In Process
61	RIO 72 1 AL 30	21-09-2007	300,00	In Process
62	RIO 73 1 AL 30	21-09-2007	300,00	In Process
63	RIO 74 1 AL 20	21-09-2007	200,00	In Process
64	RIO 75 1 AL 30	21-09-2007	300,00	In Process
65	SAPITO DIEZ 1 AL 20	05-09-2007	200,00	In Process
66	POTRERILLO 62 1 AL 30	21-09-2007	300,00	In Process
67	POTRERILLO 56 1 AL 30	21-09-2007	300,00	In Process
68	POTRERILLO 57 1 AL 30	21-09-2007	300,00	In Process

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

69	POTRERILLO 58 1 AL 30	21-09-2007	300,00	In Process
70	POTRERILLO 59 1 AL 30	21-09-2007	300,00	In Process
71	POTRERILLO 60 1 AL 30	21-09-2007	300,00	In Process
72	POTRERILLO 61 1 AL 30	21-09-2007	300,00	In Process
73	CONEJA 1 AL 30	02-10-2007	300,00	In Process
74	CONEJA 31 AL 50	02-10-2007	200,00	In Process
75	CONEJA 51 AL 80	02-10-2007	300,00	In Process
76	CONEJA 81 AL 110	02-10-2007	300,00	In Process
77	CONEJA 111 AL 140	02-10-2007	300,00	In Process
78	CONEJA 141 AL 170	02-10-2007	300,00	In Process
79	CONEJA 171 AL 190	02-10-2007	200,00	In Process
80	CONEJA 191 AL 220	02-10-2007	300,00	In Process
81	APOLO 1 AL 30	02-10-2007	300,00	In Process
82	APOLO 31 50	02-10-2007	200,00	In Process
83	APOLO 51 AL 80	02-10-2007	300,00	In Process
84	APOLO 81 AL 110	02-10-2007	300,00	In Process

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

A.2.    Exploration

Table A-3: Exploration CMN Mining Concession – Chile Site inside the protocol area.

Nº	Name	Mining rol	Registration date	Surface m2	Inscription number	Status
1	CORRAL XXII		20-07-2007	200		In Progress
2	CORRAL XXIII		20-07-2007	200		In Progress
3	CORRAL XXIV		20-07-2007	300		In Progress
4	SOBERADO 1	03304-3401 -5	09-11-2005	300	Fs. 1229 No. 956	Enacted
5	SOBERADO 2	03304-3400-7	09-11-2005	200	Fs. 1231 No. 957	Enacted
6	SOBERADO 3	03304-3402-3	09-11-2005	200	Fs. 1233 No. 958	Enacted
7	SOBERADO 4	03304-3403-1	09-11-2005	100	Fs. 1235 No. 959	Enacted
8	SOBERADO 5	03304-3475-9	31-03-2006	200	Fs. 1963 No. 1569	Enacted
9	SOBERADO 6	03304-3476-7	31-03-2006	200	Fs. 1965 No. 1570	Enacted
10	SOBERADO 7	03304-3477-5	31-03-2006	200	Fs. 1967 No. 1571	Enacted
11	SOBERADO 8	03304-3478-3	31-03-2006	200	Fs. 1969 No. 1572	Enacted
12	SOBERADO 9	03304-3479-1	31-03-2006	200	Fs. 1971 No. 1573	Enacted
13	SOBERADO 10	03304-3480-5	31-03-2006	200	Fs. 1973 No. 1574	Enacted
14	SOBERADO 11	03304-3481 -3	31-03-2006	200	Fs. 1975 No. 1575	Enacted
15	SOBERADO 12	03304-3482-1	31-03-2006	200	Fs. 1977 No. 1576	Enacted
16	SOBERADO 13	03304-3483-K	31-03-2006	200	Fs. 1979 No. 1577	Enacted
17	SOBERADO 15	03304-3485-6	31-03-2006	100	Fs. 1983 No. 1579	Enacted
18	SOBERADO 16	03304-3486-4	31-03-2006	100	Fs. 1985 No. 1580	Enacted
19	SOBERADO 17	03304-3487-2	31-03-2006	100	Fs. 1987 No. 1581	Enacted
20	SOBERADO 18	03304-3488-0	31-03-2006	100	Fs. 1989 No. 1582	Enacted
21	SOBERADO 19	03304-3489-9	31-03-2006	100	Fs. 1991 No. 1583	Enacted
22	SOBERADO 20	03304-3490-2	31-03-2006	100	Fs. 1993 No. 1584	Enacted
23	SOBERADO 21	03304-3491 -0	31-03-2006	100	Fs. 1995 No. 1585	Enacted
24	SOBERADO 22	03304-3492-9	31-03-2006	300	Fs. 1997 No. 1586	Enacted
25	GUANACO 1	03304-3635-2	24-11-2006	200		Enacted
26	GUANACO 2	03304-3636-0	24-11-2006	200		Enacted
27	GUANACO 3	03304-3637-9	24-11-2006	200		Enacted
28	GUANACO 4	03304-3638-7	24-11-2006	200		Enacted
29	CORRAL 25	03304-3399-K	25-11-2001	200	Fs. 1170 Vta. No. 892	Enacted

Table A-4: Exploration CMN Mining Concession – Chile Site outside the protocol area.

Nº	Name	Mining rol	Registration date	Surface m2	Inscription number	Status
1	PINTE 1		28-12-2007	300		In Progress
2	PINTE 2		28-12-2007	300		In Progress
3	PINTE 3		28-12-2007	300		In Progress
4	PINTE 4		28-12-2007	300		In Progress
5	PINTE 5		28-12-2007	300		In Progress
6	PINTE 6		28-12-2007	300		In Progress
7	PINTE 7		28-12-2007	300		In Progress
8	PINTE 8		28-12-2007	300		In Progress
9	PINTE 9		28-12-2007	300		In Progress
10	PINTE 10		28-12-2007	300		In Progress
11	PINTE 11		28-12-2007	300		In Progress

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

12	PINTE 12		28-12-2007	300		In Progress
13	PINTE 13		28-12-2007	300		In Progress
14	PINTE 14		28-12-2007	300		In Progress
15	TATUL 23	03304-3307-8	04-08-2005	300	Fs. 771 No. 571	Enacted
16	TATUL 24	03304-3308-6	04-08-2005	300	Fs. 773 No. 572	Enacted
17	TATUL 25	03304-3309-4	04-08-2005	300	Fs. 775 No. 573	Enacted
18	TATUL 26	03304-3310-8	04-08-2005	300	Fs. 777 No. 574	Enacted
19	TATUL 27	03304-3311 -6	04-08-2005	300	Fs. 779 No. 575	Enacted
20	TATUL 28	03304-3312-4	04-08-2005	300	Fs. 781 No. 576	Enacted
21	TATUL 29	03304-3313-2	04-08-2005	300	Fs. 783 No. 577	Enacted
22	TATUL 30	03304-3314-0	04-08-2005	300	Fs. 785 No. 578	Enacted
23	TATUL 31	03304-3315-9	04-08-2005	300	Fs. 787 No. 579	Enacted
24	TATUL 32	03304-3316-7	04-08-2005	300	Fs. 789 No. 580	Enacted
25	TATUL 33	03304-3317-5	04-08-2005	300	Fs. 791 No. 581	Enacted
26	TATUL 34	03304-3318-3	04-08-2005	300	Fs. 793 No. 582	Enacted
27	TATUL 35	03304-3319-1	04-08-2005	300	Fs. 795 No. 583	Enacted
28	TATUL 36	03304-3320-5	04-08-2005	300	Fs. 797 No. 584	Enacted
29	PINTE 15		28-12-2007	300		In Progress
30	PINTE 16		28-12-2007	300		In Progress
31	PINTE 17		28-12-2007	300		In Progress
32	PINTE 18		28-12-2007	300		In Progress
33	PINTE 19		28-12-2007	300		In Progress
34	PINTE 20		28-12-2007	300		In Progress
35	PINTE 21		28-12-2007	300		In Progress
36	PINTE 22		28-12-2007	300		In Progress
37	TATUL 37	03304-3321 -3	04-08-2005	300	Fs. 799 No. 585	Enacted
38	TATUL 38	03304-3322-1	04-08-2005	300	Fs. 801 No. 586	Enacted
39	TATUL 39	03304-3323-K	04-08-2005	300	Fs. 803 No. 587	Enacted
40	TATUL 40	03304-3324-8	04-08-2005	300	Fs. 805 No. 588	Enacted
41	TATUL 41	03304-3325-6	04-08-2005	300	Fs. 807 No. 589	Enacted
42	TATUL 42	03304-3326-4	04-08-2005	300	Fs. 809 No. 590	Enacted
43	TATUL 43	03304-3327-2	04-08-2005	300	Fs. 811 No. 591	Enacted
44	TATUL 44	03304-3328-0	04-08-2005	300	Fs. 813 No. 592	Enacted
45	PALAS 1	03304-3532-1	20-09-2006	300		Enacted
46	PALAS 2	03304-3533-K	20-09-2006	300		Enacted
47	PALAS 3	03304-3541-0	20-09-2006	300		Enacted
48	PALAS 4	03304-3534-8	20-09-2006	300		Enacted
49	PALAS 5	03304-3542-9	20-09-2006	300		Enacted
50	PALAS 6	03304-3535-6	20-09-2006	300		Enacted
51	PALAS 7	03304-3550-K	20-09-2006	300		Enacted
52	PALAS 8	03304-3536-4	20-09-2006	300		Enacted
53	PALAS 9	03304-3551-8	20-09-2006	300		Enacted
54	PALAS 10	03304-3537-2	20-09-2006	300		Enacted
55	PALAS 11	03304-3552-6	20-09-2006	300		Enacted
56	PALAS 12	03304-3538-0	20-09-2006	300		Enacted
57	PALAS 17	03304-3555-0	20-09-2006	300		Enacted
58	PALAS 13	03304-3553-4	20-09-2006	300		Enacted
59	PALAS 14	03304-3539-9	20-09-2006	300		Enacted

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

60	PALAS 15	03304-3554-2	20-09-2006	200	Enacted
61	PALAS 16	03304-3540-2	20-09-2006	200	Enacted
62	PALAS 18	03304-3639-5	24-11-2006	300	Enacted
63	PALAS 19	03304-3640-9	24-11-2006	300	Enacted
64	PALAS 20	03304-3641-7	24-11-2006	300	Enacted
65	PALAS 21	03304-3642-5	24-11-2006	300	Enacted
66	PALAS 22	03304-3643-3	24-11-2006	300	Enacted
67	PALAS 23	03304-3644-1	24-11-2006	300	Enacted
68	PALAS 24	03304-3645-K	24-11-2006	300	Enacted
69	PALAS 25	03304-3648-4	24-11-2006	300	Enacted
70	PALAS 26	03304-3646-8	24-11-2006	300	Enacted
71	PALAS 27	03304-3647-6	24-11-2006	200	Enacted
72	RIOCAR 1		28-12-2007	100	In Progress
73	RIOCAR 2		28-12-2007	100	In Progress
74	RIOCAR 3		28-12-2007	100	In Progress
75	RIOCAR 4		28-12-2007	200	In Progress
76	RIOCAR 6		28-12-2007	300	In Progress
77	RIOCAR 7		28-12-2007	200	In Progress
78	RIOCAR 8		28-12-2007	100	In Progress
79	RIOCAR 9		28-12-2007	200	In Progress
80	RIOCAR 10		28-12-2007	200	In Progress
81	RIOCAR 11		28-12-2007	200	In Progress
82	RIOCAR 12		28-12-2007	200	In Progress
83	RIOCAR 13		28-12-2007	300	In Progress
84	RIOCAR 14		28-12-2007	200	In Progress
85	RIOCAR 5		28-12-2007	100	In Progress
86	COLO 1		09-11-2007	300	In Progress
87	COLO 2		09-11-2007	300	In Progress
88	COLO 3		09-11-2007	300	In Progress
89	COLO 4		09-11-2007	300	In Progress
90	COLO 5		09-11-2007	300	In Progress
91	COLO 6		09-11-2007	300	In Progress
92	COLO 7		09-11-2007	300	In Progress
93	COLO 8		09-11-2007	300	In Progress
94	COLO 9		09-11-2007	200	In Progress
95	COLO 10		09-11-2007	200	In Progress
96	COLO 11		09-11-2007	200	In Progress
97	COLO 12		09-11-2007	300	In Progress
98	COLO 13		09-11-2007	200	In Progress
99	COLO 14		09-11-2007	200	In Progress
100	COLO 15		09-11-2007	200	In Progress
101	COLO 16		09-11-2007	200	In Progress
102	COLO 17		09-11-2007	200	In Progress
103	COLO 18		09-11-2007	300	In Progress
104	COLO 19		09-11-2007	300	In Progress
105	COLO 20		09-11-2007	300	In Progress
106	COLO 21		09-11-2007	300	In Progress
107	COLO 22		09-11-2007	300	In Progress

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

108	COLO 23		09-11-2007	300		In Progress
109	COLO 24		09-11-2007	300		In Progress
110	COLO 25		09-11-2007	300		In Progress
111	COLO 26		09-11-2007	300		In Progress
112	COLO 27		09-11-2007	300		In Progress
113	COLO 28		09-11-2007	300		In Progress
114	COLO 29		09-11-2007	300		In Progress
115	COLO 30		09-11-2007	300		In Progress
116	COLO 31		09-11-2007	300		In Progress
117	COLO 32		09-11-2007	300		In Progress
118	COLO 33		09-11-2007	300		In Progress
119	COLO 34		09-11-2007	300		In Progress
120	COLO 35		09-11-2007	300		In Progress
121	COLO 36		09-11-2007	200		In Progress
122	COLO 37		09-11-2007	300		In Progress
123	COLO 38		09-11-2007	300		In Progress
124	COLO 39		09-11-2007	300		In Progress
125	COLO 40		09-11-2007	100		In Progress
126	LA HIGUERA 1		04-10-2007	200		In Progress
127	LA HIGUERA 2		04-10-2007	200		In Progress
128	LA HIGUERA 3		04-10-2007	100		In Progress
129	LA HIGUERA 4		04-10-2007	300		In Progress
130	LA HIGUERA 5		04-10-2007	100		In Progress
131	LA HIGUERA 6		04-10-2007	100		In Progress
132	LA HIGUERA 7		04-10-2007	100		In Progress
133	CALDERA 1	04102-1480-6	24-08-2005	300	Fs. 127 Vta. No. 109	Enacted
134	CALDERA 2	04102-1481-4	24-08-2005	200	Fs. 129 Vta. No. 110	Enacted
135	CALDERA 3	04102-1482-2	24-08-2005	200	Fs. 131 Vta. No. 111	Enacted
136	CALDERA 4	04102-1483-0	24-08-2005	200	Fs. 133 Vta. No. 112	Enacted
137	CALDERA 5	04102-1484-9	24-08-2005	300	Fs. 135 Vta. No. 113	Enacted
138	CALDERA 6	04102-1485-7	24-08-2005	100	Fs. 137 Vta. No. 114	Enacted
139	CALDERA 7	04102-1486-5	24-08-2005	100	Fs. 139 Vta. No. 115	Enacted
140	CALDERA 8	04102-1487-3	24-08-2005	100	Fs. 141 Vta. No. 116	Enacted
141	CALDERA 9	04105-3673-0	23-08-2005	200	Fs. 309 No. 207	Enacted
142	CALDERA 10	04105-3674-9	23-08-2005	100	Fs. 311 No. 208	Enacted
143	CALDERA 11	04105-3675-7	23-08-2005	100	Fs. 313 No. 209	Enacted
144	CALDERA 12	04105-3676-5	23-08-2005	200	Fs. 315 No. 210	Enacted
145	CALDERA 13	04105-3677-3	23-08-2005	200	Fs. 317 No. 211	Enacted
146	CALDERA 14	04105-3678-1	23-08-2005	200	Fs. 319 No. 212	Enacted
147	SALTO 1	03304-3378-7	29-08-2005	200	Fs. 1148 Vta. No. 881	Enacted
148	SALTO 2	03304-3379-5	29-08-2005	300	Fs. 1150 Vta. No. 882	Enacted
149	SALTO 3	03304-3380-9	29-08-2005	300	Fs. 1152 Vta. No. 883	Enacted
150	SALTO 4	03304-3381 -7	29-08-2005	300	Fs. 1154 Vta. No. 884	Enacted
151	SALTO 5	03304-3382-5	29-08-2005	300	Fs. 1156 Vta. No. 885	Enacted
152	SALTO 6	03304-3383-3	29-08-2005	300	Fs. 1158 Vta. No. 886	Enacted
153	SALTO 7	03304-3384-1	29-08-2005	300	Fs. 1160 Vta. No. 887	Enacted
154	SALTO 8	03304-3385-K	29-08-2005	200	Fs. 1162 Vta. No. 888	Enacted
155	SALTO 9	03304-3386-8	29-08-2005	300	Fs. 1164 Vta. No. 889	Enacted

Barrick Gold Corporation	February 2009

Technical Report – Pascua-Lama Project – Region III, Chile

156	SALTO 10	03304-3387-6	29-08-2005	300	Fs. 1166 Vta. No. 890	Enacted
157	SALTO 11	03304-3388-4	29-08-2005	300	Fs. 1168 Vta. No. 891	Enacted
158	CALVARIO 1	04105-3894-6	30-05-2006	300	Fs. 113 No. 85	Enacted
159	CALVARIO 2	04105-3895-4	30-05-2006	200	Fs. 115 No. 86	Enacted
160	CALVARIO 3	04105-3896-2	30-05-2006	200	Fs. 117 No. 87	Enacted
161	CALVARIO 4	04105-3897-0	30-05-2006	200	Fs. 119 No. 88	Enacted
162	CALVARIO 5	04105-3898-9	30-05-2006	300	Fs. 121 No. 89	Enacted
163	CASABLANCA 1	03304-3499-6	26-05-2003	200	Fs. 446 No. 423	Enacted
164	CASABLANCA 2	03304-3500-3	26-05-2003	200	Fs. 448 No. 424	Enacted
165	CASABLANCA 3	03304-3501-1	26-05-2003	100	Fs. 450 No. 425	Enacted
166	CASABLANCA 4	03304-3502-K	26-05-2003	200	Fs. 452 No. 426	Enacted
167	CASABLANCA 5	03304-3503-8	26-05-2003	100	Fs. 454 No. 427	Enacted
168	CASABLANCA 6	03304-3504-6	26-05-2003	200	Fs. 456 No. 428	Enacted
169	CASABLANCA 7	03304-3505-4	26-05-2003	200	Fs. 458 No. 429	Enacted
170	CASABLANCA 8	03304-3524-0	26-05-2003	100	Fs. 460 No. 430	Enacted
171	CASABLANCA 9	03304-3506-2	26-05-2003	100	Fs. 462 Vta. No. 431	Enacted
172	CASABLANCA 10	03304-3507-0	26-05-2003	200	Fs. 464 Vta. No. 432	Enacted
173	CASABLANCA 11	03304-3508-9	26-05-2003	300	Fs. 466 Vta. No. 433	Enacted
174	CASABLANCA 12	03304-3509-7	26-05-2003	100	Fs. 468 Vta. No. 434	Enacted

B        Argentine side

Table B-1: Exploration BEASA & EMASA Mining Concession – Argentine Site.

N°	Name	Mining Rol	Registration Date	Status	Hectare
1	URSULINA II	520-0060-B-97	31-01-1997	Enacted	699,29276
2	LAMA 1	157056-C-79	05-11-1979	Enacted	63,00000
3	LAMA 18	156610-C-80	10-07-1980	Constituted	54,00000
4	LAMA 2	157057-C-79	05-11-1979	Enacted	54,00000
5	LAMA 19	156611-C-80	10-07-1980	Enacted	54,00000
6	LAMA 3	157058-C-79	05-11-1979	Enacted	54,00000
7	LAMA 4	157059-C-79	05-11-1979	Enacted	54,00000
8	LAMA 22	195114-C-81	16-12-1981	Enacted	54,00000
9	LAMA 26	195267-C-83	27-12-1983	Enacted	54,00000
10	LAMA 23	194170-C-82	25-02-1982	Enacted	54,00000
11	LAMA 25	194308-C-82	14-04-1982	Enacted	54,00000
12	Camila	1176-B-96	05-12-1996	Enacted	1457,99640
13	URSULINA I	520-0062-B-97	31-01-1997	Enacted	437,37156
14	LUIS V	338336-A-93	19-04-1993	Enacted	192,00000
15	LUIS VI	338335-A-93	19-04-1993	Enacted	585,00000
16	LAMA 17	156612-C-80	10-07-1980	Enacted	54,00000
17	LUIS II	338333-A-93	19-04-1993	Enacted	597,44560
18	LUIS IV	338337-A-93	19-04-1993	Enacted	306,00000
19	LUIS III	338338-A-93	19-04-1993	Enacted	484,00000
20	LUIS I	338334-A-93	19-04-1993	Enacted	90,00000
21	Antigua	425201-B-02	21-11-2000	Constituted	930,00000
22	URSULINA III	520-0061-B-97	31-01-1997	Enacted	506,37104

Barrick Gold Corporation	February 2009